Form 10-K, Exhibit 13
period 1998-12-31
SEALED AIR CORP/DE
filed 1999-03-30
CIK 1012100


SELECTED FINANCIAL DATA (1)                                                                     EXHIBIT 13

(In thousands of dollars, except per share data)
                                                1998        1997          1996        1995         1994
----------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF EARNINGS DATA:
Net sales                                   $2,506,756   $1,833,111   $1,741,602   $1,705,642   $1,428,459
Gross profit                                   868,736      646,002      590,596      627,542      545,313
Operating profit (2)                           259,332      267,744      173,500      248,062      237,349
Earnings before income taxes                   198,947      263,672      169,822      235,473      227,752
Net earnings (2)                                73,007      173,732       99,830      140,892      139,511
Series A convertible preferred stock
     dividends (3)                              53,921
----------------------------------------------------------------------------------------------------------

Earnings per common share (4)
          Basic                             $     0.04   $     2.54   $     0.56   $     1.33   $     1.33
          Diluted                           $     0.02   $     2.39   $     0.55   $     1.30   $     1.32
==========================================================================================================

CONSOLIDATED BALANCE SHEET DATA:

Working capital                             $  309,624   $  343,741   $  277,583   $  289,605   $  224,815
Total assets                                 4,039,930    1,646,831    1,702,888    1,477,360    1,179,937
Long-term debt, less current installments      996,526           --           --           --           --
Series A convertible preferred stock (3)     1,791,093           --           --           --           --
Total shareholders' equity (5)                 437,045    1,352,628    1,381,790    1,173,962      897,761

----------------------------------------------------------------------------------------------------------
OTHER DATA:

EBIT (6)                                    $  252,576   $  263,672   $  169,822   $  235,473   $  227,752
Depreciation and amortization                  195,954      111,080       94,380       80,357       61,924
EBITDA (7)                                     448,530      374,752      264,202      315,830      289,676
Capital expenditures                            82,408      101,997      294,503      293,272      185,940
==========================================================================================================

(1) The Selected Financial Data include the operations of the Cryovac packaging business for all periods presented. The operating results, cash flows, assets and liabilities of old Sealed Air are included for all periods subsequent to March 31, 1998. See Note 1 to the Consolidated Financial Statements.

(2) Operating profit is presented after giving effect to restructuring and asset impairment charges of $110,792, $14,444, $74,947, and $17,745 in
       1998, 1997, 1996 and 1995, respectively. The 1998 restructuring and asset impairment charges were partially offset by a special credit of $23,610 related to the Company's curtailment of a postretirement benefit plan. Net earnings in 1998 is presented after giving effect to a special income tax charge of $26,000. See Consolidated Statements of Earnings and Notes 8, 9 and 11 to the Consolidated Financial Statements.

(3) The Series A convertible preferred stock pays a cash dividend at an annual rate of $2.00 per share, payable quarterly in arrears, and is subject to mandatory redemption on March 31, 2018 at $50 per share, plus any accrued and unpaid dividends. Dividends of $0.50 per share were declared for the last three quarters of 1998 following the issuance of the shares in the transactions associated with the Merger.

(4) Prior to March 31, 1998, the Company did not have a separately identifiable capital structure upon which a calculation of earnings per common share could be based. In calculating basic and diluted earnings per common share for periods prior to the Merger, retroactive recognition has been given to the transactions associated with the Merger. See Note 16 to the Consolidated Financial Statements.

(5) Since, prior to the Merger, the Company did not have a separately identifiable capital structure, shareholders' equity for 1994 through 1997 represents the net assets of Cryovac.

(6) EBIT is defined as earnings before interest expense and provisions for income taxes.

(7) EBITDA is defined as EBIT plus depreciation, goodwill amortization and amortization of other intangible assets. EBITDA is a frequently used measure of a company's ability to generate cash to service its obligations, including debt service obligations, and to finance capital and other expenditures. EBITDA does not purport to represent net income or net cash provided by operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to such measurements or as an indicator of the Company's performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         On March 31, 1998, the Company (formerly known as W. R. Grace & Co.) and Sealed Air Corporation ("old Sealed Air") completed a series of transactions as a result of which:

         (a) The specialty chemicals business of the Company was separated from its packaging business, the packaging business ("Cryovac") was contributed to one group of wholly owned subsidiaries, and the specialty chemicals business was contributed to another group of wholly owned subsidiaries ("New Grace"); the Company and Cryovac borrowed approximately $1.26 billion under two new revolving credit agreements (the "Credit Agreements") that are discussed below and transferred substantially all of those funds to New Grace; and the Company distributed all of the outstanding shares of common stock of New Grace to its stockholders. As a result, New Grace became a separate publicly owned company that is unrelated to the Company. These transactions are referred to below as the "Reorganization."

         (b) The Company recapitalized its outstanding shares of common stock, par value $0.01 per share ("Old Grace Common Stock"), into a new common stock and Series A convertible preferred stock (the "Series A Preferred Stock"), each with a par value of $0.10 per share (the "Recapitalization").

         (c) A subsidiary of the Company merged into old Sealed Air (the "Merger"), with old Sealed Air being the surviving corporation. As a result of the Merger, old Sealed Air became a subsidiary of the Company, and the Company was renamed Sealed Air Corporation.

References to "Grace" in this Management's Discussion and Analysis refer to the Company before the Reorganization, the Recapitalization and the Merger.

         The Merger was accounted for as a purchase of old Sealed Air by the Company as of March 31, 1998. As a result, the financial statements include the operating results and cash flows as well as the assets and liabilities of Cryovac for all periods presented. The operating results, cash flows and assets and liabilities of old Sealed Air are included for all periods subsequent to March 31, 1998.

         In order to facilitate a review of the factors other than the Merger that affected the Company's 1998 operating results, the Company has included unaudited selected pro forma earnings statement information in Note 19 to its 1998 Consolidated Financial Statements. A discussion and analysis of that information is set forth below following the discussion of the Company's results of operations and its restructuring program.

Results of Operations

         The Company's net sales increased 37% in 1998 and 5% in 1997 compared with the respective prior years. The substantial increase in net sales in 1998, on a consolidated and geographic basis, as well as most of the increases in cost of sales, marketing, administrative and development expenses and other costs and expenses, including the substantial increases in interest expense and goodwill amortization, that the Company experienced in 1998 were due to the inclusion of old Sealed Air's operations for the last nine months of the year and the financial statement effects arising from the Merger, the Reorganization and the Recapitalization.

         The increase in net sales in 1997 was primarily due to increased unit volume partially offset by the negative effect of foreign currency translation as the U.S. dollar strengthened against most foreign currencies and, to a lesser extent, changes in product mix. Excluding the negative effect of foreign currency translation, net sales would have increased 9% in 1997 compared with 1996. Net sales also benefited in 1997 from the added net sales of businesses that Cryovac acquired in 1997, which acquisitions were not material to the Consolidated Financial Statements.

         Net sales of products in the Company's food and specialty packaging segment constituted 67% of net sales in 1998 and 87% of net sales in each of 1997 and 1996. The balance of net sales in each year were of products in the Company's protective packaging segment. The decline in the portion of net sales of the food and specialty packaging segment in 1998 was due primarily to the addition of the net sales of protective packaging products of old Sealed Air following the Merger.

         Net sales of food and specialty packaging products increased 6% in 1998 and 5% in 1997 primarily due to the inclusion in 1998 of old Sealed Air's absorbent pad products in this segment after the Merger, as well as in both years increased unit volume partially offset by the negative effect of foreign currency translation. The increase in net sales in 1998 was also partially offset by certain lower average selling prices in certain product lines and changes in product mix. Among the major classes of products in this segment, net sales of flexible materials and related equipment increased 2% in 1998 and 6% in 1997 compared with the prior year primarily due to increased unit volume partially offset by the negative effect of foreign currency translation and the related factors mentioned above. Net sales of rigid packaging and absorbent products increased 71% in 1998 but decreased 6% in 1997. The substantial increase in 1998 resulted primarily from the inclusion of old Sealed Air's absorbent products in this class of products following the Merger. The decline in net sales in 1997 was primarily due to lower unit volume and the negative effect of foreign currency translation.

         Net sales of protective packaging products increased 236% in 1998 primarily due to the additional net sales of old Sealed Air's protective packaging products following the Merger and increased 5% in 1997 primarily due to increased unit volume partially offset by the negative effect of foreign currency translation and the related factors mentioned above.

         Cost of sales increased 38% in 1998 and 3% in 1997. As noted above, most of the 1998 increase reflects the added costs associated with the addition of the net sales of old Sealed Air following the Merger. In addition, during the second quarter of 1998, the Company incurred a non-cash inventory charge of $8 million resulting from the turnover of certain of the Company's inventories previously stepped up to fair value in connection with the accounting for the Merger. The increase in cost of sales in 1997 was due primarily to the higher level of net sales and higher levels of manufacturing-related depreciation resulting from the completion of certain major manufacturing expansion projects, partially offset by cost savings arising from a worldwide restructuring program that Grace began to implement in 1995. Cost of sales as a percentage of net sales was 65.3% in 1998, 64.8% in 1997 and 66.1% in 1996.

         Marketing, administrative and development expenses increased 34% in 1998 and 6% in 1997. As noted above, most of the 1998 increase reflects the added operating costs of old Sealed Air following the Merger. Also, such expenses in 1998 include Merger integration costs and information system investments. The Company expects that certain of these costs will continue in 1999 as the Company continues to undertake actions to combine business organizations and processes following the Merger and to install a company wide information system. The substantial majority of the Merger integration costs pursuant to the Company's development of a combined operating plan meet the accounting and reporting requirements for restructuring and asset impairment treatment. These costs are discussed below and in the paragraphs discussing the Company's Restructuring Program. In addition, during the first quarter of 1998, Cryovac incurred $18,044,000 of corporate allocations from Grace. Corporate allocations from Grace ceased upon the Merger. The increase in 1997 was primarily due to increased corporate allocations from Grace as well as the increase in net sales, partially offset by cost savings realized as part of the restructuring program that Grace began to implement in 1995. Marketing, administrative and development expenses as a percentage of net sales were 19.4% in 1998, 19.8% in 1997 and 19.6% in 1996.

         The significant increase in goodwill amortization in 1998 was due to the Merger.

         Restructuring costs and asset impairments were $110,792,000 in 1998, $14,444,000 in 1997 and $74,947,000 in 1996. As discussed below, the restructuring and asset impairment costs in 1998 arose from a review of its operations that the Company undertook following the Merger as part of its development of a combined operating plan for the integration of old Sealed Air and Cryovac. The review considered organization and business structures and methods, the nature and extent of manufacturing and business operations in each region of the world, including assets and resources deployed, and current business and economic trends. Such 1998 costs were partially offset by a $23,610,000 special credit to operations that the Company recognized in the fourth quarter of 1998 relating to the curtailment of certain post-retirement benefits. Cryovac recorded restructuring charges of $3,616,000 in 1997 and $47,947,000 in 1996 that were primarily related to a restructuring of Cryovac's European operations that Grace began in 1995. These charges consisted primarily of costs related to employee severance and lease terminations. Cryovac also incurred asset impairment charges of $10,828,000 in 1997 and $27,000,000 in 1996 for certain long-lived assets and related goodwill that were determined to be impaired.

         Operating profit decreased 3% in 1998 but increased 54% in 1997 primarily due to the changes in costs and expenses discussed above. Before giving effect to corporate operating expenses, consisting primarily of goodwill amortization and restructuring and other changes, net, operating profit of the Company's food and specialty packaging segment constituted 61% of operating profit in 1998, and the balance of operating profit arose from the Company's protective packaging segment. It is not practicable to provide segmented operating profit information for prior years. Operating profit as a percentage of net sales was 10.3% in 1998, 14.6% in 1997 and 10.0% in 1996.

         Interest expense in 1998 reflects primarily interest on the debt incurred under the Credit Agreements in connection with the Reorganization. Prior to the Merger, Grace generally borrowed on behalf of Cryovac and did not allocate borrowings or their related interest expense to Cryovac. Accordingly, there is no interest expense reflected in the statements of earnings for 1997 or 1996. Other expense, net increased in 1998 over 1997 primarily due to losses related to the settlement of foreign exchange transactions.

         The Company's effective income tax rate for 1998 was 46.7%, excluding the effects of the $87,182,000 of net restructuring and other charges and a $26 million special income tax charge that the Company incurred in 1998 related to the net tax effect of the assumed repatriation to the U.S. of the portion of accumulated net earnings of the Company's foreign subsidiaries that are not considered to be reinvested indefinitely in their businesses. Without these exclusions, the Company's effective income tax rate for 1998 was 63.3%. Such effective tax rate was higher than statutory rates primarily due to the charges mentioned above and the non-deductibility of goodwill amortization for tax purposes. The Company expects that its effective tax rate will remain higher than statutory rates in 1999 and subsequent years due to the non-deductibility of goodwill for tax purposes. The effective tax rates in 1997 and 1996 were 34.1% and 41.2%, respectively. The lower effective tax rate in 1997 and the higher effective tax rate in 1996 resulted primarily from changes in U.S. and foreign taxes on foreign operations in each period.

         Net earnings decreased 58% in 1998 due primarily to the decline in operating profit as well as the higher levels of interest expense and income taxes. Net earnings increased 74% in 1997 primarily due to the higher level of operating profit and, to a lesser extent, a decrease in the effective income tax rate compared to 1996.

         Basic earnings per common share were $0.04 for 1998, $2.54 for 1997 and $0.56 for 1996. Diluted earnings per common share were $0.02 for 1998, $2.39 for 1997 and $0.55 for 1996. Earnings per common share have been calculated for all periods in accordance with Staff Accounting Bulletin No. 98, "Computation of Earnings Per Share", since the Company did not have a separately identifiable capital structure upon which a calculation of earnings per common share could be based prior to March 31, 1998. Accordingly, net earnings were reduced for preferred stock dividends (as if such shares had been outstanding during each year) to arrive at earnings ascribed to the common stockholders.

Restructuring Program

         Following the Merger, the Company undertook a review of its operations in order to develop a combined operating plan for the integration of old Sealed Air and Cryovac. As part of this plan, during the third quarter of 1998, the Company announced and began to implement a restructuring program and recorded a pre-tax charge of $111,074,000 to recognize the restructuring costs and related asset impairments. By the end of 1999, the Company expects to complete the actions involved in the restructuring program. However the Company expects that certain cash outlays, which it does not expect to be material, will continue into future years.

         The business operating changes made as a result of the Company's combined operating plan include the following:

         o    Combining   or   eliminating    certain   small   facilities   and
              administrative support functions;

         o Reorganizing sales and marketing to add sales people in the field and increase customer access;

         o Integrating Cryovac's industrial and consumer films product line into the Company's protective packaging business segment;

         o Leveraging Cryovac's infrastructure in Latin America and Asia to accelerate growth of the Company's protective packaging business segment;

         o    Eliminating layers of management;

         o Centralizing Cryovac's U.S. research facilities to capitalize more efficiently on R & D strengths;

         o    Streamlining the Cryovac manufacturing organization; and

         o Identifying impaired and unnecessary facilities and equipment in connection with the combined operating plan.

         The portion of the 1998 restructuring and asset impairment charge applicable to the Company's food and specialty packaging segment amounted to $97,064,000, and the portion applicable to the protective packaging segment amounted to $14,010,000. The Company expects to incur approximately $43 million of cash outlays to complete the restructuring program, primarily for severance and personnel related costs, costs of terminating leases and facilities and equipment disposition costs. Approximately $16,365,000 of such outlays were incurred in 1998. The remainder of the charge represents non-cash write-offs or write-downs of impaired property and equipment, intangibles and other assets identified in developing the combined operating plan. Such non-cash write-offs or write-downs apply both to assets held for use and to assets held for disposition as the assets to be disposed are excess or idle and are no longer used to any significant extent in the business. Amounts were determined based on an assessment of fair value using valuation factors prescribed by generally accepted accounting principles, including discounted cash flows and other methods.

         As part of the restructuring, the Company is eliminating 750 positions, or approximately 5% of its total workforce, as a result of the closing of certain facilities and the combination or elimination of certain administrative and other functions. Through December 31, 1998, approximately 510 positions had been eliminated.

         The Company expects to realize approximately $45 million in annual operating cost savings beginning in the year 2000 after all of the restructuring actions have been completed. The anticipated $45 million savings include reductions in depreciation and amortization of approximately $8 million per annum beginning for the most part in the fourth quarter of 1998 and reductions in cash operating expenses of approximately $37 million per annum that relate primarily to payroll and related payroll tax and benefit expenses. The reductions in cash operating expenses begin upon elimination of the employee positions. Over $20 million of these cash operating expense reductions are expected to be realized in 1999; these deductions were modest in amount for 1998. Of the $45 million anticipated savings, approximately 40% should be realized from reductions in manufacturing costs and 60% should be realized from reductions in other operating costs. Additional information is included in Note 9 to the Consolidated Financial Statements.

Discussion and Analysis of Pro Forma Operating Results

         The following discussion relates to the unaudited selected pro forma earnings statement information that appears in Note 19 to the Consolidated Financial Statements. This information has been prepared as if the Reorganization, the Recapitalization and the Merger had occurred on January 1, 1997 and illustrates the operations of Cryovac and old Sealed Air on a combined basis in 1997 and 1998. However, it is not intended to represent what the Company's actual results of operations would have been in 1997 or 1998 had these transactions actually occurred on January 1, 1997.

         On a pro forma basis, net sales increased 2% in 1998 to $2,719,508,000 compared with $2,674,664,000 for 1997. Net sales were affected in 1998 by the continued weakness of foreign currencies compared with the U.S. dollar, particularly in the Asia-Pacific and Latin American regions, sluggish sales in Asia and other markets, and the spillover of the Asian economic crisis into other markets. Excluding the negative effect of foreign currency translation, net sales in 1998 would have increased 5% on a pro forma basis compared to 1997, primarily due to higher unit volume. Average selling price and product mix changes had a minor negative effect on net sales in 1998.

         Net sales from North American operations increased 4% on a pro forma basis compared with 1997 primarily due to increased unit volume. In 1998 and 1997 the net sales of North America represented 57% and 55% of pro forma consolidated net sales, respectively. Substantially all of the North American net sales for both periods represent United States' sales. Net sales from foreign operations, which represented 43% and 45% of pro forma net sales in 1998 and 1997, respectively, decreased 1% in 1998 primarily due to the negative effect of foreign currency translation. Excluding this negative effect, pro forma foreign net sales would have increased 6% primarily due to increased unit volume. No country other than the United States accounts for more than 10% of the Company's total net sales.

         Net sales of the Company's food and specialty products segment increased marginally in 1998 on a pro forma basis. This increase was due primarily to increased unit volume partially offset by the negative effect of foreign currency translation, certain lower average selling prices in certain product lines and changes in product mix. Excluding the effect of foreign currency translation, net sales of this segment would have increased on a pro forma basis by 5% in 1998.

         Net sales of the Company's protective packaging segment increased 3% on a pro forma basis in 1998 primarily due to higher unit volume, which was partially offset by the negative effect of foreign currency translation and certain lower average selling prices in certain product lines. Excluding the effect of foreign currency translation, net sales in this segment would have increased on a pro forma basis by 5% in 1998.

         On a pro forma basis, gross profit as a percentage of net sales decreased to 35.2% in 1998 from 35.7% in 1997. This decrease was primarily due to the higher levels of depreciation arising from capital expenditures made in prior years and to inventory and equipment parts provisions, partially offset by certain lower raw material costs. The Company also incurred certain manufacturing and product introduction costs that affected the first quarter of 1998. Pro forma cost of sales in 1998 excludes the $8 million non-cash inventory charge that the Company incurred during the second quarter of 1998 that is discussed above.

         On a pro forma basis, marketing, administrative and development expenses as a percentage of net sales increased modestly to 19.0% in 1998 compared with 18.5% in 1997 primarily as a result of merger integration activities and information system investments.

         On a pro forma basis, before giving effect to the net restructuring and other charges in 1998 and 1997, operating profit decreased 5% in 1998 primarily due to the pro forma changes in gross profit and marketing, administrative and development expenses discussed above.

         On a pro forma basis, other expense, net primarily reflects interest expense on the borrowings under the Credit Agreements entered into in connection with the Reorganization.

         On a pro forma basis, net earnings declined to $81,492,000 in 1998 from $184,535,000 in 1997 primarily due to the lower level of operating profit and the higher levels of interest expense and income taxes.

         On a pro forma basis, basic and diluted earnings per common share amounted to $0.14 and $0.12, respectively, for 1998 compared with $1.35 for 1997. The effect of the conversion of the Company's outstanding convertible preferred stock is not considered in the calculation of diluted earnings per common share because it would be anti-dilutive (i.e., would increase earnings per share on a pro forma basis to $1.43 for 1998 compared with $1.51 for 1997, excluding the effects in 1998 and 1997 of the net restructuring and other charges and in 1998 of the special tax charge discussed above).

Liquidity and Capital Resources

         The Company's principal sources of liquidity are cash flows from operations and amounts available under the Company's existing lines of credit, including the Credit Agreements mentioned above. Prior to March 31, 1998, Cryovac participated in Grace's centralized cash management system, whereby cash received from operations was transferred to, and disbursements were funded from, Grace's centralized corporate accounts. As a result, any cash flows from operations that were in excess of Cryovac's cash needs were transferred to these corporate accounts and used for other corporate purposes. In connection with the Reorganization, most of Cryovac's net cash at March 31, 1998 (other than $51,259,000 of cash recorded on the balance sheet of old Sealed Air immediately before the Merger) was retained by New Grace.

         Net cash provided by operating activities amounted to $411,646,000 in 1998, $235,314,000 in 1997 and $207,601,000 in 1996. The increase in cash flow in 1998 was primarily due to the inclusion of the operations of old Sealed Air from April 1, 1998, higher levels of depreciation and amortization and changes in operating assets and liabilities arising in the ordinary course of business. The increase in cash flow in 1997 was primarily due to increased net earnings (excluding the non-cash portion of restructuring and asset impairment costs) and higher levels of depreciation and amortization partially offset by changes in working capital items.

         Net cash used in investing activities amounted to $38,316,000 in 1998, $115,339,000 in 1997 and $309,083,000 in 1996. The cash acquired from old Sealed Air in the Merger more than offset the cash used for other acquisitions and partially offset the cash used for capital expenditures in 1998. Substantially all of the cash used in investing activities in 1997 and 1996 was used for capital expenditures and acquisitions. Capital expenditures were $82,408,000 in 1998, $101,997,000 in 1997 and $294,503,000 in 1996. In 1998, capital expenditures for the Company's food and specialty packaging segment amounted to $48,497,000, and capital expenditures for the protective packaging segment amounted to $31,487,000. Corporate capital expenditures amounted to $2,424,000 in 1998. It is not practicable to provide such information for prior years. The decrease in 1998 reflects the completion in 1997 and early 1998 of several of Cryovac's major manufacturing expansion programs. As the assets of old Sealed Air were acquired in the Merger through the issuance of common stock, the consolidated statement of cash flows for 1998 does not reflect the changes in the related balance sheet items caused by the addition of old Sealed Air's assets and liabilities, except for old Sealed Air's cash balance. The acquisition of such net assets is reflected as supplementary information in Note 15 to the Consolidated Financial Statements.

         Net cash used in financing activities amounted to $325,093,000 in 1998 and $119,975,000 in 1997 while financing activities provided $101,482,000 in cash to Cryovac in 1996. Net cash used in financing activities in 1998 related primarily to the repayment of debt, principally relating to the Credit Agreements, the payment of dividends on the Company's preferred stock, and the purchase of shares of common stock and Series A Preferred Stock for treasury. Cash flows from financing activities in 1998 also reflected the proceeds from borrowings under the Credit Agreements, offset by the transfer of funds to New Grace in connection with the Reorganization. The net cash used in financing activities in 1997 reflects net cash that was advanced by Cryovac to Grace pursuant to the cash management procedures discussed above. In 1996, Cryovac received $101,482,000 of net cash advances pursuant to these procedures.

         At December 31, 1998, the Company had working capital of $309,624,000, or 8% of total assets, compared to working capital of $343,741,000, or 21% of total assets, at December 31, 1997. Working capital declined primarily due to an increase of $85,131,000 in short-term borrowings and current installments of long-term debt primarily arising out of borrowings made under the Credit Agreements, a net increase of $61,687,000 in accounts payable, and an increase of $204,555,000 in other current liabilities relating principally to costs associated with the Company's 1998 restructuring program, interest expense, income taxes, dividends on preferred stock and payroll and payroll-related liabilities, that more than offset the acquired working capital of old Sealed Air and increases in current assets.

         The ratio of current assets to current liabilities  (current ratio) was
1.6 at December 31, 1998 compared with 2.9 at December 31, 1997. The ratio of current assets less inventory to current liabilities (quick ratio) was 1.1 at December 31, 1998 and 1.6 at December 31, 1997. The decreases in these ratios in 1998 resulted primarily from the decreases in working capital discussed above.

         In connection with the Reorganization, the Company entered into the Credit Agreements, a $1 billion 5-year revolving credit facility that expires on March 30, 2003 and a $600 million 364-day revolving credit facility that expires on March 29, 1999. The Company has received commitments to renew such 364-day facility for an additional 364-day period prior to its expiration. The Credit Agreements provide that the Company and certain of its subsidiaries may borrow for various purposes, including the refinancing of existing debt, the provision of working capital and for other general corporate needs. Long-term debt, less current installments, outstanding at December 31, 1998 includes primarily borrowings under the Credit Agreements made in connection with the Reorganization, less prepayments made through December 31, 1998. During 1998, the Company repaid $243,874,000 of borrowings.

         The Company's obligations under the Credit Agreements bear interest at floating rates. The weighted average interest rate under the Credit Agreements was approximately 5.8% at December 31, 1998. The Company has entered into certain interest rate swap agreements that have the effect of fixing the interest rates on a portion of such debt. The weighted average interest rate at December 31, 1998 did not change significantly as a result of these derivative financial instruments agreements.

         The Credit Agreements provide for changes in borrowing margins based on financial criteria and the Company's senior unsecured credit ratings, and impose certain limitations on the operations of the Company and certain of its subsidiaries. These limitations include financial covenants relating to interest coverage and debt leverage as well as certain restrictions on the incurrence of additional indebtedness, the creation of liens, mergers and acquisitions, and certain dispositions of property or assets. The Company was in compliance with these requirements as of December 31, 1998.

         The Company had available lines of credit at December 31, 1998, under the Credit Agreements and other credit facilities, of approximately $1.8 billion, of which approximately $716 million were unused.

         Prior to the Merger, Cryovac had no capital structure since it was operated by divisions or subsidiaries of Grace. In addition, there was no allocation to Cryovac of borrowings and related interest expense, except for interest capitalized as a component of Cryovac's properties and equipment. Therefore, the financial position of the Company at December 31, 1997 is not indicative of the financial position that would have existed if Cryovac had been an independent stand-alone entity at that time. At December 31, 1998, the consolidated balance sheet reflects the consolidated financial position of the Company, as adjusted for the Reorganization, the Recapitalization and the Merger.

         Since Cryovac did not have a separately identifiable capital structure before Merger, the balance sheet at December 31,1997 reflects the net assets of Cryovac at such date rather than shareholders' equity. In the Recapitalization, among other things, the Company recapitalized the outstanding shares of Old Grace Common Stock into outstanding shares of a new Company common stock and the Series A Preferred Stock. In the Merger, the Company issued 42,624,246 shares of common stock to the shareholders of old Sealed Air.

         The Series A Preferred Stock votes with the common stock on an as-converted basis, pays a cash dividend, as declared by the Company's Board of Directors, at an annual rate of $2.00 per share, payable quarterly in arrears, becomes redeemable at the option of the Company beginning March 31, 2001, subject to certain conditions, and will be subject to mandatory redemption on March 31, 2018 at $50.00 per share, plus any accrued and unpaid dividends. Because it is subject to mandatory redemption, the Series A Preferred Stock is classified outside of the shareholders' equity section of the balance sheet.

         The Company's shareholders' equity was $437,045,000 at December 31, 1998 compared with total equity of $1,352,628,000 at December 31, 1997. The decrease resulted primarily from the transactions involved in the Reorganization, the Recapitalization and the Merger.

Other Matters

Environmental Matters

         The   Company  is  subject  to  loss   contingencies   resulting   from
environmental laws and regulations, and it accrues for anticipated costs associated with investigatory and remediation efforts when an assessment has indicated that a loss is probable and can be reasonably estimated. These accruals do not take into account any discounting for the time value of money and are not reduced by potential insurance recoveries, if any. Environmental liabilities are reassessed whenever circumstances become better defined and/or remediation efforts and their costs can be better estimated. These liabilities are evaluated periodically based on available information, including the progress of remedial investigations at each site, the current status of discussions with regulatory authorities regarding the methods and extent of remediation and the apportionment of costs among potentially responsible parties. As some of these issues are decided (the outcomes of which are subject to uncertainties) and/or new sites are assessed and costs can be reasonably estimated, the Company adjusts the recorded accruals, as necessary. However, the Company believes that it has adequately reserved for all probable and estimable environmental exposures.

Year 2000 Computer System Compliance

         The Company is addressing various Year 2000 issues. Year 2000 issues arise from computer programs that utilize only the last two digits of a year to define a particular year rather than the complete four-digit year. As a result, certain computer programs may not properly process certain dates, particularly those that fall into the year 2000 or subsequent years. Year 2000 issues affect both computer-based information systems and systems with embedded microcontrollers or microcomputers.

         In addressing these issues, the Company has considered the following four areas: (a) computer-based information technology systems, (b) other systems not directly involving information technology, including embedded systems, (c) packaging and dispensing equipment used by the Company's customers, and (d) Year 2000 readiness of the Company's key suppliers and customers. The Company's action plan for dealing with these issues consists of the following four phases:
(1) identifying the potentially affected items, (2) assessing the effect of Year 2000 issues on these items, (3) remediating the deficiencies of these items with updates, repairs or replacements, and (4) testing these items.

STATE OF READINESS

         The Company has examined the hardware and software of its computer-based information technology systems, including mainline systems, personal computers and telephone systems. The Company has also examined other devices incorporating electronic microchips that might fail as a result of the Year 2000 issue. These include security and control systems in Company facilities and programmable logic controllers and microcomputers embedded into production and other equipment in the Company's plants and warehouses. The Company has substantially finished the identification and assessment phases of its Year 2000 action plan in these two areas. The Company has also completed approximately 85% of the remediation and testing phases of the plan for these areas. The Company expects to complete its work on Year 2000 issues for computer-based information technology systems by June 30, 1999 and for non-information technology systems by September 30, 1999.

         The Company has examined certain packaging and dispensing equipment that it has sold or leased to customers in order to identify Year 2000 issues. This equipment often incorporates microprocessors as controllers. The Company believes that no further remediation is necessary for these devices.

         The Company has conducted an initial Year 2000 issue survey of key suppliers, particularly single-source suppliers of important raw materials, and initial responses have been received. Remedial action will be requested as required. The Company expects that all survey activity regarding suppliers will be completed by May 31, 1999. In addition, the Company intends to contact certain customers by May 31, 1999 regarding their overall Year 2000 readiness.

COSTS

         The Company estimates that the total costs to address the Company's Year 2000 issues will be in the neighborhood of $10 million. No significant information technology projects have been deferred by the Company due to Year 2000 issues.

RISKS

         While the Company believes that it is taking all steps reasonably necessary to assure its ability to conduct business and to safeguard its assets during the period affected by Year 2000 issues, risks cannot in every case be eliminated. Utilities and other sole-source suppliers may disrupt one or more of the Company's operations if they are unable to conduct business during this period.

         If the Company is unable to complete its remediation efforts satisfactorily and on a timely basis, substantial business interruptions may occur in its operations. These could include disruptions to manufacturing operations, logistics, invoicing, collections and vendor payments. The Company's efforts described herein are expected to reduce the Company's uncertainty about Year 2000 issues. The Company believes that its efforts to date in this regard have contributed to reducing the risk of significant interruptions of its operations, and it intends to pursue these efforts as described herein.

CONTINGENCY PLANS

         The Company has certain contingency measures in place, including in some cases dual utility services, backup power equipment, backup data centers, manual backup procedures and alternate suppliers. The Company is developing a formal Year 2000 contingency plan to implement additional protection measures. The Company expects to complete this plan during the first half of 1999 and to implement it on a timely basis.

EURO CONVERSION

          On January 1, 1999, eleven of the fifteen members of the European Union (the "participating countries") established fixed conversion rates between their existing currencies (the "legacy currencies") and introduced the euro, a single common non-cash currency. The euro is now traded on currency exchanges and is being used in business transactions.

         At the beginning of 2002, new euro-denominated bills and coins will be issued to replace the legacy currencies, and the legacy currencies will be withdrawn from circulation. By 2002, all companies operating in the participating countries are required to restate their statutory accounting data into euros as their base currency.

         In 1998, the Company established plans to address the systems and business issues raised by the euro currency conversion. These issues include, among others, (1) the need to adapt computer, accounting and other business systems and equipment to accommodate euro-denominated transactions, (2) the need to modify banking and cash management systems in order to be able to handle payments between customers and suppliers in legacy currencies and euros between 1999 and 2002, (3) the requirement to change the base statutory and reporting currency of each subsidiary in the participating countries into euros during the transition period, (4) the foreign currency exposure changes resulting from the alignment of the legacy currencies into the euro, and (5) the identification of material contracts and sales agreements whose contractual stated currency will need to be converted into euros.

         The Company believes that it will be euro compliant by January 1, 2002. The Company is implementing plans to accommodate euro-denominated transactions and to handle euro payments with third party customers and suppliers in the participating countries. The Company plans to meet the requirement to convert statutory and reporting currencies to the euro by acquiring and installing new financial software systems. If there are delays in such installation, the Company plans to pursue alternate means to convert statutory and reporting currencies to the euro by 2002. The Company expects that its foreign currency exposures will be reduced as a result of the alignment of legacy currencies, and the Company believes that all material contracts and sales agreements requiring conversion will be converted to euros prior to January 1, 2002.

           Although additional costs are expected to result from the implementation of the Company's plans, the Company also expects to achieve benefits in its treasury and procurement areas as a result of the elimination of the legacy currencies. Since the Company has operations in each of its business segments in the participating countries, each of its business segments will be affected by the conversion process. However, the Company expects that the total impact of all strategic and operational issues related to the euro conversion, and the cost of implementing its plans for the euro conversion will not have a material adverse impact on its financial condition or results of operations.

Recently Issued Statements of Financial Accounting Standards

         In March 1998, the American Institute of Certified Public Accounts ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP, which the Company will adopt beginning January 1, 1999, provides guidance on accounting for the costs of computer software developed or obtained for internal use. This SOP also identifies the characteristics of internal-use software and provides examples to assist in determining when computer software is for internal use. The Company does not expect the adoption of this SOP to have a material impact on its financial statements.

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement, which the Company expects to adopt beginning January 1, 2000, establishes accounting and operating standards for hedging activities and derivative instruments, including certain derivative instruments embedded in other contracts. The Company is reviewing the potential impact, if any, of SFAS No. 133 on its Consolidated Financial Statements.

         In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits", which became effective for the Company beginning January 1, 1998. SFAS No. 132 requires additional information about changes in benefit obligations and the fair value of plan assets during the period, while standardizing the disclosure requirements for pensions and other post-retirement benefits. The Company has included, to the extent information is readily available, the necessary disclosures in its Consolidated Financial Statements for the year ended December 31, 1998.

         In June 1997, the FASB released SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Both statements became effective for the Company beginning January 1, 1998. These statements require disclosure of certain components of changes in equity and certain information about operating segments and geographic areas of operation, respectively. The Company adopted SFAS No. 130 in the first quarter of 1998 and has applied the requirements of SFAS No. 131 to its 1998 Consolidated Financial Statements.

Forward-Looking Statements

         Certain statements made by the Company in this report and in future oral and written statements by management of the Company may be forward-looking. These statements include comments as to the Company's beliefs and expectations as to future events and trends affecting the Company's business, its results of operations and its financial condition. These forward-looking statements are based upon management's current expectations concerning future events and discuss, among other things, anticipated future performance and future business plans. Forward-looking statements are identified by such words and phrases as "expects," "intends," "believes," "will continue," "plans to," "could be" and similar expressions. Forward-looking statements are necessarily subject to uncertainties, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements.

         While the Company is not aware that any of the factors listed below will adversely affect the future performance of the Company, the Company recognizes that it is subject to a number of uncertainties, such as business and market conditions in Asia, Latin America and other geographic areas around the world, changes in the value of foreign currencies against the U.S. dollar, the ability of the Company to complete integration and restructuring activities relating to the merger of old Sealed Air and Cryovac and the success of those efforts, general economic, business and market conditions, conditions in the industries and markets that use the Company's packaging materials and systems, the development and success of new products, the Company's success in entering new markets, competitive factors, raw material availability and pricing, changes in the Company's relationship with customers and suppliers, future litigation and claims (including environmental matters) involving the Company, changes in domestic or foreign laws or regulations, or difficulties related to Year 2000 or the euro conversion.


SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED  STATEMENTS OF EARNINGS
Years Ended  December 31, 1998,  1997 and
1996 (In thousands of dollars, except per share data)

                                                                             1998           1997           1996
-------------------------------------------------------------------------------------------------------------------
Net sales                                                                $ 2,506,756    $ 1,833,111    $ 1,741,602
Cost of sales                                                              1,638,020      1,187,109      1,151,006
-------------------------------------------------------------------------------------------------------------------
     Gross profit                                                            868,736        646,002        590,596
Marketing, administrative and development expenses                           486,160        363,454        341,807
Goodwill amortization                                                         36,062            360            342
Restructuring and other charges, net                                          87,182         14,444         74,947
-------------------------------------------------------------------------------------------------------------------
     Operating profit                                                        259,332        267,744        173,500
Interest expense                                                             (53,629)            --             --
Other income(expense), net                                                    (6,756)        (4,072)        (3,678)
-------------------------------------------------------------------------------------------------------------------
     Earnings before income taxes                                            198,947        263,672        169,822
Income taxes                                                                 125,940         89,940         69,992
-------------------------------------------------------------------------------------------------------------------
     Net earnings                                                        $    73,007    $   173,732    $    99,830
===================================================================================================================

Add:  Excess of book value over repurchase price of
       Series A preferred stock                                                1,798
Less:  Series A preferred stock dividends                                     53,921
Less:  Retroactive recognition of preferred stock dividends                   18,011         72,044         72,044
-------------------------------------------------------------------------------------------------------------------
     Net earnings ascribed to common shareholders                        $     2,873    $   101,688    $    27,786
===================================================================================================================
Earnings per common share :
     Basic                                                               $      0.04    $      2.54    $      0.56

     Diluted                                                             $      0.02    $      2.39    $      0.55
===================================================================================================================


See accompanying Notes to Consolidated Financial Statements.


SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 1998 and 1997
 (In thousands of dollars, except share data)
                                                                                                 1998               1997
-------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                                              $    44,986      $         --
     Notes and accounts receivable, net of allowances for doubtful
              accounts of $17,945 in 1998 and $7,256 in 1997                                    453,124           272,194
     Inventories                                                                                275,312           225,976
     Prepaid expenses                                                                            11,316             3,829
     Deferred income taxes                                                                       59,876            22,323
     Other current assets                                                                            --             3,036
-------------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                   844,614           527,358
Property and equipment, net                                                                   1,116,582         1,040,152
Goodwill, less accumulated amortization of $36,083 in 1998 and $392 in 1997                   1,907,736            13,433
Deferred income taxes                                                                            10,758                --
Other assets                                                                                    160,240            65,888
-------------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                      $   4,039,930     $   1,646,831
===============================================================================================================================
LIABILITIES, PREFERRED STOCK AND EQUITY
Current liabilities:
     Short-term borrowings                                                                 $     68,173      $         --
     Current portion of long-term debt                                                           16,958                --
     Accounts payable                                                                           176,594           114,907
     Other current liabilities                                                                  273,265            68,710
-------------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                              534,990           183,617
Long-term debt, less current portion                                                            996,526                --
Deferred income taxes                                                                           200,699            13,939
Other liabilities                                                                                79,577            96,647
-------------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                                    1,811,792           294,203
-------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 18)
===============================================================================================================================
Series A  convertible  preferred  stock,  $50.00  per  share  redemption  value,
     Authorized 50,000,000 shares, issued 36,021,851 shares in 1998, including
     200,000 shares in treasury, mandatory redemption in 2018                                 1,791,093
-------------------------------------------------------------------------------------------------------------------------------
Equity:
     Net assets                                                                                                 1,482,682
     Accumulated translation adjustment                                                                          (130,054)
-------------------------------------------------------------------------------------------------------------------------------
          Total equity                                                                                          1,352,628
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
     Common stock, $.10 par value.  Authorized 400,000,000
          shares in 1998; issued 83,806,361 shares in 1998                                        8,380
     Additional paid-in capital                                                                 610,505
     Retained earnings (deficit)                                                                 (7,966)
     Accumulated translation adjustment                                                        (124,843)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                486,076
-------------------------------------------------------------------------------------------------------------------------------
     Less:     Deferred compensation                                                             28,683
     Less:     Cost of treasury common stock, 494,550 shares                                     17,234
     Less:     Minimum pension liability                                                          3,114
-------------------------------------------------------------------------------------------------------------------------------
          Total shareholders' equity                                                            437,045
-------------------------------------------------------------------------------------------------------------------------------

          Total Liabilities, Preferred Stock and Equity                                    $  4,039,930      $  1,646,831
===============================================================================================================================

 See accompanying Notes to Consolidated Financial Statements.


SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY YEARS
Ended December 31, 1998, 1997 and 1996
(In thousands of dollars)

                                                                                       Other Comprehensive
                                                                                              Income
                                                                                      ----------------------
                                             Additional   Retained              Treasury Accumulated  Minimum
                                   Common     Paid-In     Earnings   Deferred    Common  Translation  Pension  Pre-Merger
                                    Stock     Capital     (Deficit) Compensation Stock   Adjustment  Liability Net Assets    Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at
     December 31, 1995                                                                  $(47,265)            $1,227,613  $1,180,348
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                                     99,830      99,830
Net activity  with Grace                                                                                        101,482     101,482
Foreign  currency translation                                                                130                                130
------------------------------------------------------------------------------------------------------------------------------------
Balance at
     December 31, 1996                                                                   (47,135)             1,428,925   1,381,790
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                                    173,732     173,732
Net activity  with Grace                                                                                       (119,975)   (119,975)
Foreign  currency translation                                                            (82,919)                           (82,919)
------------------------------------------------------------------------------------------------------------------------------------
Balance at
     December 31, 1997                                                                  (130,054)             1,482,682   1,352,628
------------------------------------------------------------------------------------------------------------------------------------
Net earnings for quarter
   ended March  31, 1998                                                                                         27,052      27,052
Net activity  with Grace                                                                                         23,939      23,939
Reorganization and                $   4,065 $(1,530,292) $     -- $      --  $     --         --  $     --   (1,533,673) (3,059,900)
Recapitalization
Issuance of common stock in Merger    4,262   2,106,490        --    (9,649)       --         --        --                2,101,103

Effect of contingent stock
transactions, net                        52      32,073        --   (19,034)     (182)        --        --                   12,909
Shares issued for non-cash
     compensation                         1         436        --        --        --         --        --                      437
Purchase of preferred stock              --       1,798        --        --        --         --        --                    1,798
Purchase of common stock                 --          --        --        --   (17,052)        --        --                  (17,052)
FAS 87  pension  adjustment              --          --        --        --        --         --    (3,114)                  (3,114)
Foreign currency translation             --          --        --        --        --      5,211        --                    5,211
Net earnings-April 1 through
     December 31, 1998                   --          --    45,955        --        --         --        --                   45,955

Dividends on preferred stock             --          --   (53,921)       --        --         --                            (53,921)
------------------------------------------------------------------------------------------------------------------------------------
Balance at
     December 31, 1998            $   8,380 $   610,505  $ (7,966) $(28,683) $(17,234) $(124,843) $  (3,114) $          $   437,045
------------------------------------------------------------------------------------------------------------------------------------



See accompanying Notes to Consolidated Financial Statements.

SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1998, 1997 and 1996
(In thousands of dollars)

                                                                           1998           1997            1996
-----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net earnings                                                       $    73,007    $   173,732    $    99,830
    Adjustments to reconcile net earnings to cash
       provided by operating activities:
          Depreciation and amortization of property and equipment          141,457        106,563         90,914
          Goodwill and other amortization                                   54,497          4,517          3,466
          Non-cash portion of restructuring and other charges, net          44,175         14,444         74,947
          Deferred tax provisions                                           24,022         14,981         (9,754)
          Net loss(gain) on disposals of property and equipment              1,980          2,474           (929)
               Non-cash compensation                                           437             --             --
          Changes in operating assets and liabilities, net of assets and liabilities acquired and transfers to/from Grace:
                 Notes and accounts receivable                             (31,560)        (5,236)       (36,758)
                 Inventories                                                33,110            116         38,784
                 Other current assets                                         (926)         5,028            507
                 Other assets                                              (15,251)       (18,128)       (22,754)
                 Accounts payable                                            7,685        (23,183)       (18,761)
                 Income taxes payable                                       28,302             --             --
                 Other current liabilities                                  45,526        (47,936)       (16,550)
                 Other liabilities                                           5,185          7,942          4,659
-----------------------------------------------------------------------------------------------------------------
                    Net cash provided by operating activities              411,646        235,314        207,601
-----------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Capital expenditures for property and equipment                        (82,408)      (101,997)      (294,503)
    Proceeds from sales of property and equipment                            1,141          1,882          1,457
    Businesses acquired in purchase transactions, net of cash
       acquired                                                             42,951        (15,224)       (16,037)
-----------------------------------------------------------------------------------------------------------------
                    Net cash used in investing activities                  (38,316)      (115,339)      (309,083)
-----------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Net advances (to)from Grace                                           (20,369)      (119,975)       101,482
     Proceeds from Credit Agreements                                     1,259,221
     Payment of debt, principally Credit Agreements                       (265,606)
     Transfer of funds to New Grace                                     (1,258,807)
     Net proceeds (payments) on short-term borrowings                       21,732
     Purchase of treasury common stock                                     (17,052)
     Purchase of treasury preferred stock                                   (8,202)
     Dividends paid on preferred stock                                     (36,010)
-----------------------------------------------------------------------------------------------------------------
                    Net cash (used) provided by financing activities      (325,093)      (119,975)       101,482
-----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                (3,251)            --             --
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
    Net change during the period                                            44,986             --             --
    Balance, beginning of period                                                --             --             --
-----------------------------------------------------------------------------------------------------------------
Balance, end of period                                                 $    44,986    $        --    $        --
=================================================================================================================

 See accompanying Notes to Consolidated Financial Statements.

SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 1998, 1997 and 1996
(In thousands of dollars)

                                                                     1998        1997          1996
-------------------------------------------------------------------------------------------------------

Net earnings                                                       $  73,007    $ 173,732    $  99,830

Other comprehensive income:
          Minimum pension liability, less income taxes of $2,360      (3,114)          --           --
          Foreign currency translation adjustments                     5,211      (82,919)         130
-------------------------------------------------------------------------------------------------------

Comprehensive income                                               $  75,104    $  90,813    $  99,960
=======================================================================================================


See accompanying Notes to Consolidated Financial Statements.


SEALED AIR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars, except for per share data)
--------------------------------------------------------------------------------

NOTE 1 BASIS OF PRESENTATION

GENERAL

On March 31, 1998, the Company (formerly known as W. R. Grace & Co.) and Sealed Air Corporation ("old Sealed Air") completed a series of transactions as a result of which:

      (a) The specialty chemicals business of the Company was separated from its packaging business, the packaging business ("Cryovac") was contributed to one group of wholly owned subsidiaries, and the specialty chemicals business was contributed to another group of wholly owned subsidiaries ("New Grace"); the Company and Cryovac borrowed approximately $1.26 billion under two new revolving credit agreements (the "Credit Agreements") and transferred substantially all of those funds to New Grace; and the Company distributed all of the outstanding shares of common stock of New Grace to its shareholders. As a result, New Grace became a separate publicly owned corporation that is unrelated to the Company. These transactions are referred to below as the "Reorganization".

      (b) The Company recapitalized its outstanding shares of common stock, par value $0.01 per share ("Grace Common Stock"), into a new common stock and Series A convertible preferred stock, each with a par value of $0.10 per share (the "Recapitalization").

      (c) A subsidiary of the Company merged into old Sealed Air (the "Merger"), with old Sealed Air being the surviving corporation. As a result of the Merger, old Sealed Air became a subsidiary of the Company, and the Company was renamed Sealed Air Corporation.

As used in these Notes, the term "Company" means the Company and its subsidiaries after giving effect to the Reorganization, the Recapitalization and the Merger, and the term "Grace" refers to the Company with respect to periods prior to such transactions. The agreements pursuant to which the Reorganization, the Recapitalization and the Merger were carried out are referred to in these Notes as the "Transaction Agreements".

BASIS OF FINANCIAL STATEMENTS

The Merger was accounted for as a purchase of old Sealed Air by the Company as of March 31,1998. Accordingly, the financial statements include the operating results and cash flows as well as the assets and liabilities of Cryovac for all periods presented. The operating results, cash flows, assets and liabilities of old Sealed Air are included from March 31, 1998. See Note 19 for unaudited selected pro forma statement of earnings information for the years ended December 31, 1998 and 1997. For periods prior to the Merger, the financial statements exclude all of the assets, liabilities (including contingent liabilities), revenues and expenses of Grace other than the assets, liabilities, revenues and expenses of Cryovac.

Subsequent to the Merger, the consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

For periods prior to the Merger, the financial statements were prepared as special-purpose combined financial statements as provided for in the Transaction Agreements using Grace's historical basis of accounting. Such financial statements include the assets, liabilities, revenues, expenses and related taxes on income of Cryovac previously included in the consolidated financial statements of Grace, and they include certain assets and liabilities of Cryovac that were retained by New Grace in connection with the Reorganization, as contemplated by the Transaction Agreements. In accordance with Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 55, the financial statements for periods prior to March 31, 1998 include certain expenses incurred by Grace on Cryovac's behalf. See Note 17 for a discussion of these corporate allocations.

For periods prior to the Merger, the financial statements do not include an allocation of Grace's debt and related interest expense (except for interest capitalized as a component of Cryovac's property and equipment). Therefore, the financial statements for the periods prior to March 31, 1998 may not necessarily reflect the financial position and results of operations that would have occurred had Cryovac been a stand-alone entity on such dates and for the periods then ended. All transactions between and among subsidiaries and operating units within Cryovac have been eliminated in consolidation.

The financial statements also exclude dividends paid by Grace to its shareholders in periods prior to March 31, 1998, as the obligation to pay such dividends was incurred by Grace and not by Cryovac on a stand-alone basis. See
Note 14 for a discussion of Shareholders' Equity.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities (including contingent assets and liabilities) at the dates of the financial statements and the reported revenues and expenses during the periods presented. Actual amounts could differ from those estimates.

CASH AND CASH EQUIVALENTS

Investments with original maturities of three months or less are considered to be cash equivalents. The Company's policy is to invest cash in excess of short-term operating and debt service requirements in such cash equivalents. These instruments are stated at cost, which approximates market because of the short maturity of the instruments.

FINANCIAL INSTRUMENTS

The Company has limited involvement with derivative financial instruments that have off-balance-sheet risk. These financial instruments generally include cross currency swaps, interest rate swaps, caps and collars and foreign exchange forwards and options relating to the Company's borrowing and trade activities. Such financial instruments are used to manage the Company's exposure to fluctuations in interest rates and foreign exchange rates. The Company does not purchase, hold or sell derivative financial instruments for trading or speculative purposes. The Company is exposed to credit risk in the event of the inability of the counterparties to perform under their obligations. However, the Company seeks to minimize such risk by entering into transactions with counterparties that are major financial institutions with high credit ratings.

The Company records realized and unrealized gains and losses from foreign exchange hedging instruments (including cross currency swaps, forwards and options) differently depending on whether the instrument qualifies for hedge accounting. Gains and losses on those foreign exchange instruments that qualify as hedges are deferred as part of the cost basis of the asset or liability being hedged and are recognized in the statement of earnings in the same period as the underlying transaction. Realized and unrealized gains and losses on instruments that do not qualify for hedge accounting are recognized currently in the statement of earnings.

The Company records the net payments or receipts from interest rate swaps, caps, collars and the interest rate component of cross currency swaps as adjustments to interest expense on a current basis. If an interest rate hedging instrument were terminated prior to the maturity date, any gain or loss would be amortized into earnings over the shorter of the original term of the derivative instrument and the underlying transaction.

INVENTORIES

Inventories are stated at the lower of cost or market. The cost of most U.S. inventories is determined on a last-in, first-out ("LIFO") basis, while the cost of other inventories is determined on a first-in, first-out ("FIFO") basis.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, except for property and equipment that have been impaired, for which the carrying amount is reduced to estimated fair value. Significant improvements are capitalized; repairs and maintenance costs that do not extend the lives of the assets are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any resulting gain or loss is included when the assets are disposed of.

The cost of property and equipment is depreciated over their estimated useful lives on a straight-line basis as follows: buildings-20 to 40 years; machinery and other property and equipment - 3 to 20 years.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill arising from the Merger, including certain trademarks, as well as goodwill resulting from other purchase transactions is amortized on a straight-line basis, generally over 40 years. The carrying value of goodwill is periodically reviewed by the Company. Impairments are recognized when the expected future undiscounted cash flows derived from such goodwill are less than their carrying value. Other intangible assets are included in other assets at cost and consist primarily of patents, licenses and non-compete agreements. They are amortized over the shorter of their legal lives or their estimated useful lives on a straight-line basis, generally ranging from 3 to 20 years. Identifiable intangibles individually and in the aggregate comprise less than 5% of the Company's consolidated assets.

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of", the Company reviews the carrying value of its assets for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be fully recoverable. The Company considers various valuation factors prescribed by SFAS No. 121, principally discounted cash flows, to assess the fair values of long-lived assets to be held and used. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying amount. Assets to be disposed of by sale or abandonment, and where management has the current ability to remove such assets from operations, are recorded at the lower of carrying amount or fair value less cost of disposition. Depreciation for these assets is suspended during the disposal period, which is generally less than one year.

STOCK-BASED COMPENSATION

The Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", in 1996. As permitted by SFAS No. 123, the Company continues to follow the measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting For Stock Issued to Employees."

FOREIGN CURRENCY TRANSLATION

In non-U.S. locations that are not considered highly inflationary the balance sheets are translated at the end of period exchange rates and statements of earnings are translated at the average exchange rates during the applicable period with translation adjustments accumulated in shareholders' equity. Assets and liabilities of the Company's operations in countries with highly inflationary economies are translated at the end of period exchange rates, except that certain financial statement amounts are translated at historical exchange rates. Items included in statements of earnings of the Company's operations in countries with highly inflationary economies are translated at average rates of exchange prevailing during the period, except that certain financial statement amounts are translated at historical rates.

INCOME TAXES

The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. The Company's non-U.S. subsidiaries file income tax returns in their respective local jurisdictions. During the third quarter of 1998, the Company began providing for income taxes on that portion of its foreign subsidiaries' accumulated earnings that management believes are not reinvested indefinitely in their businesses.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax asset will not be realized. Deferred tax liabilities or assets at the end of each period are determined using the tax rates then in effect.

For periods prior to the Merger, Cryovac's U.S. operations were included in Grace's U.S. federal and state income tax returns. For these periods, Grace's consolidated income tax provision was generally allocated to Cryovac as if Cryovac filed separate income tax returns, and the allocated current provision was settled with Grace on a current basis. Under the terms of the Transaction Agreements, New Grace retained the liability for substantially all tax liabilities of Cryovac attributable to periods ended on and prior to the Merger.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred and amounted to $57,524, $40,675, and $42,255 in 1998, 1997 and 1996, respectively, including corporate allocations from Grace of $5,074 in 1996.

EARNINGS PER COMMON SHARE

Earnings per common share information has been calculated in accordance with SFAS No. 128, "Earnings Per Share", and SAB No. 98, "Computation of Earnings Per Share" ("SAB No. 98"), since Cryovac did not have a separately identifiable capital structure upon which a calculation of earnings per common share could be based prior to the Reorganization and the Recapitalization. The impact of the preferred stock repurchases on earnings per common share has been reflected in accordance with the Financial Accounting Standards Board's Emerging Issues Task Force Topic D-53 guidance.

ENVIRONMENTAL EXPENDITURES

Except as described in Note 18 with respect to the Reorganization, environmental expenditures that relate to ongoing business activities are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future net sales, are expensed. Liabilities are recorded when the Company determines that environmental assessments or remediations are probable and that the cost or a range of costs to the Company associated therewith can be reasonably estimated.

RECLASSIFICATIONS

Certain prior period amounts have been reclassified to conform to the current year's presentation.

NOTE 3 BUSINESS SEGMENT INFORMATION

The Company operates in two reportable business segments: (i) Food and Specialty Packaging and (ii) Protective Packaging. The Food and Specialty Packaging segment comprises the Company's Cryovac(R) food and specialty products. The Protective Packaging segment includes the aggregation of the Company's packaging products, engineered products and specialty products, all of which products are for non-food applications.

The Food and Specialty Packaging segment includes flexible materials and related systems (shrink film products, laminated films and specialty packaging systems marketed primarily under the Cryovac(R) trademark for a broad range of perishable foods), and rigid packaging and absorbent pads (absorbent pads used for the packaging of meat, fish and poultry, foam trays for supermarkets and food processors, and rigid plastic containers for dairy and other food products). Net sales of flexible materials and related systems were 1998 - $1,527,908; 1997 - $1,497,127; and 1996 - $1,411,479 and net sales of rigid packaging and absorbent pads were 1998 - $156,172; 1997 - $91,468; and 1996 - $97,225.

The Protective Packaging segment includes cushioning and surface protection products (including air cellular cushioning materials, films for non-food applications, polyurethane foam packaging systems sold under the Instapak(R) trademark, polyethylene foam sheets and planks, a comprehensive line of protective and durable mailers and bags, certain paper-based protective packaging materials, suspension and retention packaging, and packaging systems) and other products (principally specialty adhesive products). Net sales of cushioning and surface protection products were: 1998 - $794,593; 1997 - $244,516; and 1996 - $232,898. Net sales of other products for 1998 comprised approximately 1% of consolidated net sales. Cryovac did not have net sales of other products in 1997 and 1996.

Subsequent to the Merger and the implementation of the Company's combined operating plan, Cryovac's film products for non-food applications were integrated into the Protective Packaging segment. The restatement of prior year's operating results to reflect this realignment is not practicable (except to identify the amount of net sales for 1997 and 1996, provided above) as prior to the Merger Cryovac conducted its operations as one business segment and comparable discrete financial information for 1997 and 1996 is not available.

                                                                      1998
================================================================================
Net Sales
     Food and Specialty Packaging                                 $ 1,684,080
     Protective Packaging                                             822,676
--------------------------------------------------------------------------------
     Total segments                                               $ 2,506,756
================================================================================
Operating profit
     Food and Specialty Packaging                                 $   238,613
     Protective Packaging                                             155,446
--------------------------------------------------------------------------------
     Total segments                                                   394,059
     Restructuring and other charges, net (1)                         (87,182)
     Corporate operating expenses (including goodwill
         amortization of $36,062)                                     (47,545)
--------------------------------------------------------------------------------
     Total                                                        $   259,332
================================================================================
Depreciation and amortization
     Food and Specialty Packaging                                 $   113,258
     Protective Packaging                                              45,834
--------------------------------------------------------------------------------
     Total segments                                                   159,092
     Corporate (including goodwill and other amortization)             36,862
--------------------------------------------------------------------------------
     Total                                                        $   195,954
================================================================================
Capital expenditures
     Food and Specialty Packaging                                 $    48,497
     Protective Packaging                                              31,487
--------------------------------------------------------------------------------
     Total segments                                                    79,984
     Corporate                                                          2,424
--------------------------------------------------------------------------------
     Total                                                        $    82,408
================================================================================
Assets (2)
     Food and Specialty Packaging                                 $ 1,440,091
     Protective Packaging                                             644,539
--------------------------------------------------------------------------------
     Total segments                                                 2,084,630
     Corporate (including goodwill, net of $1,907,736)              1,955,300
--------------------------------------------------------------------------------
     Total                                                        $ 4,039,930
================================================================================

(1) Restructuring and other charges, net was $73,172 for Food and Specialty Packaging (including a net non-cash charge of $46,021) and $14,010 for Protective Packaging (including a net non-cash credit of $1,846).

(2) Plant and equipment facilities and other resources of the Food and Specialty Packaging segment are used to manufacture films (non-food applications) for the Protective Packaging segment. A proportionate share of depreciation and other costs of manufacturing are allocated to the Protective Packaging segment.

GEOGRAPHIC INFORMATION

                                                    1998         1997          1996
--------------------------------------------------------------------------------------
Net sales: (3)
     North America                               $1,404,779   $  953,281   $  864,254
     Europe                                         692,375      526,829      530,328
     Latin America                                  173,750      152,047      144,460
     Asia Pacific                                   235,852      200,954      202,560
--------------------------------------------------------------------------------------
     Total                                       $2,506,756   $1,833,111   $1,741,602
======================================================================================

                                                    1998         1997        1996
--------------------------------------------------------------------------------------
Total long-lived assets:
     North America (4)                           $2,716,288   $  694,136   $  677,620
     Europe                                         285,834      224,742      263,534
     Latin America                                   59,292       66,180       63,709
     Asia Pacific                                   123,144      134,415      181,976
--------------------------------------------------------------------------------------
     Total                                       $3,184,558   $1,119,473   $1,186,839
======================================================================================

(3) Net sales attributed to the geographic areas represent trade sales to external customers. Net sales in North America represent primarily net sales in the United States. No non-U.S. country has net sales in excess of 10% of consolidated net sales or long-lived assets in excess of 10% of consolidated long-lived assets.

(4)  Includes goodwill, net of $1,907,736 in 1998.

NOTE 4 ACQUISITIONS

In the Merger, the Company issued 42,624,246 shares of common stock at a value of $49.52 per share and incurred costs of approximately $30,000 for a purchase price of $2,141,000 in exchange for the net assets of old Sealed Air. The fair value of such net assets included approximately $181,000 of property and equipment, approximately $95,800 of working capital (including cash of $51,259), and other long-term net liabilities of approximately $71,500 resulting in principally goodwill of approximately $1,935,700.

During 1998, the Company made certain other small acquisitions. These transactions, which were effected in exchange for cash, were accounted for as purchases and were not material to the Company's consolidated financial statements.

In 1997, Cryovac purchased all the shares of Schurpack, Inc., a U.S. manufacturer of flexible food packaging, for net cash consideration of $12,137. This transaction was accounted for as a purchase and resulted in goodwill of $5,087.

In 1996,  Cryovac  acquired  Cypress  Packaging,  Inc., a U.S.  manufacturer  of flexible packaging primarily for retail pre-cut produce, for net cash consideration of $16,838. This transaction was accounted for as a purchase and resulted in goodwill of $8,738.

NOTE 5   INVENTORIES

                                                                                        December 31,
-------------------------------------------------------------------------------------------------------------
                                                                                  1998             1997
-------------------------------------------------------------------------------------------------------------
Inventories (at FIFO, which approximates current cost):
     Raw materials                                                             $    63,805    $    44,043
      Work in process                                                               50,714         54,532
     Finished goods                                                                176,965        142,282
-------------------------------------------------------------------------------------------------------------
                                                                                   291,484        240,857
Reduction of certain inventories to LIFO basis                                     (16,172)       (14,881)
-------------------------------------------------------------------------------------------------------------
     Total                                                                     $   275,312    $   225,976
-------------------------------------------------------------------------------------------------------------

Inventories accounted for on a LIFO basis represented approximately 47% and 27% of total inventories at December 31, 1998 and 1997.

NOTE 6   PROPERTY AND EQUIPMENT

                                                                                        December 31,
-------------------------------------------------------------------------------------------------------------
                                                                                  1998             1997
-------------------------------------------------------------------------------------------------------------
Land and improvements                                                          $    28,569    $    13,219
Buildings                                                                          392,020        306,880
Machinery and equipment                                                          1,349,716      1,125,567
Other property and equipment                                                       121,252        119,533
Construction-in-progress                                                            54,538        187,797
-------------------------------------------------------------------------------------------------------------
                                                                                 1,946,095      1,752,996
Accumulated depreciation and amortization                                         (829,513)      (712,844)
-------------------------------------------------------------------------------------------------------------
  Property and equipment, net                                                  $ 1,116,582    $ 1,040,152
=============================================================================================================

Interest cost capitalized during 1998, 1997 and 1996 was $4,994, $12,775 and $17,650, respectively.

NOTE 7   OTHER LIABILITIES

                                                                                        December 31,
-------------------------------------------------------------------------------------------------------------
                                                                                  1998             1997
-------------------------------------------------------------------------------------------------------------
Other current liabilities:
      Accrued salaries, wages and related costs                                $    98,769    $    40,675
      Accrued restructuring costs (Note 9)                                          28,355         12,943
      Accrued operating expenses                                                    80,152         15,092
      Accrued dividends and interest                                                23,056             --
     Income taxes payable                                                           42,933             --
-------------------------------------------------------------------------------------------------------------
    Total                                                                      $   273,265    $    68,710
=============================================================================================================

                                                                                        December 31,
-------------------------------------------------------------------------------------------------------------
                                                                                  1998             1997
-------------------------------------------------------------------------------------------------------------
Other liabilities:
     Other postretirement benefits                                             $     4,916    $    59,900
     U.S. pension liability                                                             --         14,000
     Long-term incentive program                                                        --          8,900
     Non-U.S. statutory social security and pension obligations                     26,893          3,058
     Other various liabilities                                                      47,768         10,789
-------------------------------------------------------------------------------------------------------------
                                                                               $    79,577    $    96,647
=============================================================================================================

Non-U.S. statutory social security and pension obligations primarily represent the present value of the Company's unfunded future obligations for certain eligible, active non-U.S. employees based on actuarial calculations.

NOTE 8 INCOME TAXES

The components of earnings before income taxes were as follows:

                                                                                  1998               1997             1996
-------------------------------------------------------------------------------------------------------------------------------
Domestic                                                                     $    132,448       $    105,694      $    101,012
Foreign                                                                            66,499            157,978            68,810
-------------------------------------------------------------------------------------------------------------------------------
     Total                                                                   $    198,947       $    263,672      $    169,822
===============================================================================================================================

The components of the provision for income taxes were as follows:
                                                                                   1998             1997               1996
-------------------------------------------------------------------------------------------------------------------------------
Current tax expense:
    Federal                                                                  $     54,249       $     26,905        $   41,986
    State and local                                                                11,830              5,233             7,245
    Foreign                                                                        35,839             42,821            30,515
-------------------------------------------------------------------------------------------------------------------------------
         Total current                                                            101,918             74,959            79,746
-------------------------------------------------------------------------------------------------------------------------------
Deferred tax expense (benefit):
    Federal                                                                         1,315              6,465            (8,891)
    State and local                                                                   283              1,055              (328)
    Foreign                                                                        22,424              7,461              (535)
-------------------------------------------------------------------------------------------------------------------------------
         Total deferred                                                            24,022             14,981            (9,754)
-------------------------------------------------------------------------------------------------------------------------------
         Total provision                                                     $    125,940       $     89,940      $     69,992
===============================================================================================================================

Deferred tax (liabilities) assets consist of the following:

                                                                                                         December 31,
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                    1998              1997
--------------------------------------------------------------------------------------------------------------------------------
Accruals not yet deductible for tax purposes                                                   $      28,431      $     10,931
Research and development                                                                              21,027            25,337
Postretirement benefits other than pensions                                                            1,944            21,643
Employee benefit items                                                                                11,864             6,429
Inventories                                                                                           23,777             8,877
Foreign net operating loss carryforwards and investment tax allowances                                26,490            25,118
Other                                                                                                  6,200             7,642
--------------------------------------------------------------------------------------------------------------------------------
     Gross deferred tax assets                                                                       119,733           105,977
Valuation allowance                                                                                  (16,281)          (10,445)
--------------------------------------------------------------------------------------------------------------------------------
     Total deferred tax assets                                                                       103,452            95,532
--------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                                                       (128,802)          (71,814)
Intangibles                                                                                          (31,698)               --
Unremitted foreign earnings                                                                          (32,204)               --
Pension                                                                                              (18,545)               --
Capitalized interest                                                                                 (12,533)          (15,126)
Other                                                                                                 (9,824)             (208)
--------------------------------------------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                                                 (233,606)          (87,148)
--------------------------------------------------------------------------------------------------------------------------------
  Net deferred tax (liabilities) assets                                                         $   (130,154)     $      8,384
================================================================================================================================

The U.S. federal statutory corporate tax rate reconciles to the Company's effective tax rate as follows:

                                                                                      1998           1997             1996
-----------------------------------------------------------------------------------------------------------------------------
Statutory U.S. federal tax rate                                                        35.0%          35.0%            35.0%
State income taxes, net of federal tax benefit                                          4.0            1.5              2.4
U.S. and foreign taxes on unremitted earnings                                          14.1             --               --
Foreign taxes on foreign operations in excess of U.S. tax rates                         2.6           (2.6)             3.4
Non-deductible expenses, primarily goodwill amortization                                7.6            0.2              0.4
-----------------------------------------------------------------------------------------------------------------------------
    Effective tax rate                                                                 63.3%          34.1%            41.2%
=============================================================================================================================

The Company has concluded that it is more likely than not that the balance of deferred tax assets, net of the valuation allowance, of $103,452 at December 31, 1998 will be realized based upon anticipated future results. The valuation allowance of $16,281 at December 31, 1998 has been recorded due to the uncertainty of the realization of certain foreign deferred tax assets, primarily relating to foreign investment tax allowances that arose during 1996.

During the third quarter of 1998, the Company began providing for income taxes on that portion of foreign subsidiaries' accumulated earnings that management believes are not reinvested indefinitely in their businesses. Such provision resulted in an income tax charge of $26,000 in respect of such accumulated earnings. Previously, the Company and Grace treated the accumulated earnings of the Company's foreign subsidiaries as reinvested indefinitely in their businesses, and therefore no income taxes were provided in the financial statements with respect to future repatriation of such accumulated earnings.

As part of the Transaction Agreements, the Company entered into a Tax-Sharing Agreement with New Grace. This Tax-Sharing Agreement provides, among other things, that tax liabilities of Cryovac attributable to periods ended on and prior to the Merger will be substantially the responsibility of New Grace. The Tax-Sharing Agreement also restricts the Company and New Grace from engaging in certain transactions for two years following the Merger.

At December 31, 1998, there were $47,865 of foreign net operating loss carryforwards ($16,299 tax effected) and $33,970 of investment tax allowances ($10,191 tax effected) that originated prior to the Merger, the majority of which have no expiration period. In accordance with the Tax-Sharing Agreement, New Grace is entitled to receive the tax benefit of such carryforwards and allowances, as they are realized by the Company.

NOTE 9   RESTRUCTURING COSTS AND OTHER CHARGES, NET

1998 RESTRUCTURING PROGRAM

After the Merger, the Company conducted a review of its operations in order to develop a combined operating plan for old Sealed Air and Cryovac. The review considered organization and business structures and methods, the nature and extent of manufacturing and business operations in each region of the world, including assets and resources deployed, and current business and economic trends. As a result of such review, during the third quarter of 1998, the Company announced and began implementation of a restructuring program. Charges to operations arising out of this program amounted to $111,074 and included $39,848 of employee termination costs, $3,441 of exit costs and $67,785 of asset impairments related to long-lived assets either held for use or held for disposition. The portion of the 1998 restructuring and asset impairment charge applicable to the Company's food and specialty packaging segment amounted to $97,064 and the portion applicable to the protective packaging segment amounted to $14,010. The asset impairment amount of $67,785 includes write-downs or write-offs of $47,083 for property, plant and equipment, $13,008 for goodwill, and $7,694 for certain other long-lived intangible assets. The reduction in depreciation and amortization attributable to such asset impairments amounted to approximately $2,000 in 1998. The $67,785 asset impairment charge includes $20,021 of long-lived assets, primarily machinery and equipment, that have either been disposed of or are held for disposition and the remaining amount of $47,764 are long-lived assets held for use. The remaining carrying value as of December 31, 1998 of assets held for disposition was approximately $3,600, and the effect of suspending depreciation on such assets is immaterial to the consolidated financial statements. The Company expects to incur approximately $43,289 of cash outlays to carry out this restructuring program, of which approximately $16,365 was paid in 1998. These cash outlays include primarily severance and other personnel related costs, costs of terminating leases and facilities and equipment disposition costs. In connection with the restructuring, the Company is eliminating 750 positions, or approximately 5% of its workforce, across all functional areas. Through December 31, 1998, approximately 510 positions had been eliminated, and all restructuring actions, including remaining asset dispositions, are expected to be completed by the end of 1999 although certain cash outlays will continue into future years.

The components of the 1998 restructuring charges, spending and other activity during 1998 and the remaining reserve balance at December 31, 1998 were as follows:

                                                         Employee
                                                          Termi-      Plant/      Contract
                                                          nation      Office    Termination
                                                          Costs      Closures      Costs         Total
----------------------------------------------------------------------------------------------------------
Restructuring provision recorded in 1998           $     39,848   $    2,291   $     1,150  $     43,289
Cash payments during 1998                               (14,486)        (729)       (1,150)      (16,365)
----------------------------------------------------------------------------------------------------------
Restructuring reserve at December 31, 1998               25,362        1,562           --         26,924
==========================================================================================================

Restructuring and other charges, net in the accompanying 1998 consolidated statement of earnings include the effect of a special credit to operations amounting to $23,610 relating to the curtailment of certain postretirement benefits. See Note 11.

PRE-MERGER RESTRUCTURING PROGRAM

Grace began to  implement a worldwide  program in 1995  focused on  streamlining processes and reducing general and administrative expenses and factory administration costs. Under this program, Grace continued to implement additional cost reductions and effect improvements in 1996 and 1997 as it further evaluated and reengineered its operations. In connection with these programs, Grace recorded restructuring charges of $3,616 in 1997 and $47,947 in 1996. These charges primarily related to headcount reductions in Cryovac and the restructuring of Cryovac's European operations in areas such as working capital management, manufacturing and sales.

The components of the 1997 and 1996 restructuring charges, as well as spending and other activity during 1998, 1997 and 1996, and the remaining reserve balances at December 31, 1998, were as follows:

                                                                               Employee
                                                                                Termi-      Plant/
                                                                                Nation      Office       Other
                                                                                Costs      Closures      Costs         Total
--------------------------------------------------------------------------------------------------------------------------------
Restructuring reserve at December 31, 1995                               $     11,674   $    1,006   $       300  $     12,980
Restructuring provisions recorded in 1996                                      41,328        4,400         2,219        47,947
Cash payments during 1996                                                     (19,971)        (200)       (1,835)      (22,006)
--------------------------------------------------------------------------------------------------------------------------------
Restructuring reserve at December 31, 1996                                     33,031        5,206           684        38,921
Restructuring provisions recorded in 1997                                       3,200           --           416         3,616
Cash payments during 1997                                                     (26,074)      (2,420)       (1,100)      (29,594)
--------------------------------------------------------------------------------------------------------------------------------
Restructuring reserve at December 31, 1997                                     10,157        2,786           --         12,943
Cash payments during 1998                                                     (3,516)           --           --         (3,516)
Liability retained by New Grace at March 31, 1998                             (5,015)       (2,699)          --         (7,714)
Reversal of restructuring                                                       (282)           --           --          (282)
--------------------------------------------------------------------------------------------------------------------------------
Restructuring reserve at December 31, 1998                               $     1,344    $       87   $       --   $     1,431
================================================================================================================================

Employee termination costs for Grace's restructuring program primarily represent severance pay and other benefits (including benefits under long-term incentive programs paid over time) associated with the elimination of approximately 400 Cryovac positions worldwide. As of December 31, 1998, substantially all of these positions had been eliminated.

In connection with the Reorganization and the Merger, certain obligations related to Grace's restructuring program were retained by New Grace. As of March 31, 1998, the Company's liability with respect to such obligations, amounting to approximately $7,714 together with related deferred income taxes, was reversed and accounted for as an equity contribution to the Company from Grace.

During 1997 and 1996, Grace determined that, due to certain market demand shifts and manufacturing capacity strategies, certain long-lived assets and related goodwill were impaired. As a result, in 1997 and 1996, Grace recorded non-cash pre-tax charges of approximately $10,828 and $27,000, respectively. The components of such 1997 and 1996 charges were as follows:

                                                       1997            1996
--------------------------------------------------------------------------------
Property and equipment                            $   10,828       $    9,000
Goodwill and other intangible assets                      --           11,100
Long-term investments                                     --            4,200
Other assets                                              --            2,700
--------------------------------------------------------------------------------
                                                  $   10,828       $   27,000
================================================================================

NOTE 10 EMPLOYEE BENEFITS AND INCENTIVE PROGRAMS

PROFIT-SHARING AND RETIREMENT SAVINGS PLANS

Subsequent to the Merger, the Company adopted the non-contributory profit-sharing plan that was offered by old Sealed Air to certain of its U.S. employees prior to the Merger. This plan covers most of the Company's U.S. employees. Contributions to this plan, which are made at the discretion of the Board of Directors, may be made in cash, shares of the Company's common stock, or in a combination of cash and shares of the Company's common stock. The Company also maintains contributory thrift and retirement savings plans in which most U.S. employees of the Company are eligible to participate, except those employees who are covered by certain collective bargaining agreements that do not provide for participation in such plans. These plans generally provide for Company contributions based upon the amount contributed to the plans by the participants. Company contributions to or provisions for its profit-sharing and retirement savings plans are charged to operations and amounted to $22,919 in 1998.

PENSION PLANS

Substantially  all of the U.S.  and  non-U.S.  employees  who were  employed  by
Cryovac  at  the  time  of  the  Merger   were   covered  by   contributory   or
non-contributory defined benefit plans sponsored by Grace. Benefits were generally based on final average salary and years of service. Grace had funded its pension plans in accordance with local laws and regulations. Plan assets consisted primarily of publicly traded common stocks, fixed income securities and cash equivalents.

Upon the Merger, the participation of substantially all of the Company's U.S. employees in defined benefit plans sponsored by Grace ceased, and the pension obligations relating to these plans were retained by New Grace. As of March 31, 1998, the pension liability with respect to such employees, including related deferred income taxes, was reversed and accounted for as an equity contribution to the Company from Grace.

Separate calculations of Cryovac's net pension cost and funded status within Grace's U.S. pension plans were performed for prior years. Cryovac's total pension expense for U.S. plans consisted of the following components:

                                                                 Quarter Ended                Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------------
                                                                 March 31, 1998               1997                  1996
----------------------------------------------------------------------------------------------------------------------------

Service cost on benefits earned during the year                  $    1,520             $    5,800            $     6,400
Interest cost on benefits earned in prior years                       3,251                 12,700                 12,100
Actual return on plan assets                                         (3,587)               (13,900)               (18,800)
Deferred gain on plan assets                                            273                     --                  5,800
Amortization of net gain and prior service costs                       (365)                  (900)                  (200)
----------------------------------------------------------------------------------------------------------------------------

Net pension cost                                                 $    1,092             $    3,700            $     5,300
----------------------------------------------------------------------------------------------------------------------------

Cryovac's funded status within Grace's U.S. plans as of December 31, 1997 under SFAS No. 132 was as follows:

Change in benefit obligation:
     Benefit obligation at December 31, 1996                                                                  $   163,000
     Service cost                                                                                                   5,800
     Interest cost                                                                                                 12,700
     Amendments                                                                                                     1,000
     Actuarial loss                                                                                                27,500
     Benefit paid                                                                                                  (8,000)
----------------------------------------------------------------------------------------------------------------------------
     Benefit obligation at December 31, 1997                                                                  $   202,000
----------------------------------------------------------------------------------------------------------------------------

Change in plan assets:
     Fair value of plan assets at December 31, 1996                                                           $   158,700
     Actual return on plan assets                                                                                  23,900
     Employer contributions                                                                                           700
     Benefits paid                                                                                                 (8,000)
----------------------------------------------------------------------------------------------------------------------------
     Fair value of plan assets at December 31, 1997                                                           $   175,300
============================================================================================================================

Funded status:
     Benefit obligation in excess of plan assets                                                              $   (26,700)
     Unrecognized net (asset) obligation                                                                           (6,000)
     Unrecognized net prior service cost                                                                           14,900
     Unrecognized net actuarial loss                                                                               10,700
----------------------------------------------------------------------------------------------------------------------------
     Accrued pension cost                                                                                     $    (7,100)
============================================================================================================================

Amount recognized in the consolidated balance sheet consists of:
     Accrued benefit liability                                                                                $   (14,000)
     Intangible asset                                                                                               6,900
----------------------------------------------------------------------------------------------------------------------------
     Net amount recognized                                                                                    $    (7,100)
============================================================================================================================

The following significant assumptions were used in calculating the pension cost and funded status presented above:

                                                         1997         1996
--------------------------------------------------------------------------------

Discount rate at December 31,                            7.3%         8.0%
Expected long-term rate of return                        9.0%         9.0%
Rate of compensation increase                            4.5%         4.5%
================================================================================

The Company maintains pension plans for certain U.S. employees including employees who are covered by collective bargaining agreements. Subsequent to the Merger, the Company established a pension plan for U.S. employees who were employees of Cryovac at the time of the Merger and who participated in Grace's principal U.S. pension plan (the "Grace Salaried Plan"). The new plan is intended to provide restorative benefits to the extent required, if any, should the Company's intended profit-sharing plan benefits be insufficient to provide retiree benefits approximately equivalent in amount to the Grace Salaried Plan. Pension cost for all U.S. pension plans charged to operations since the Merger amounted to $803, and the balance sheet as of December 31, 1998 includes an intangible asset, accumulated other comprehensive income and an accrued benefit liability relating to such plans amounting to $3,613, $2,922 and $2,613, respectively. The aggregate benefit obligation and fair value of plan assets at such date amounted to approximately $16,700 and $12,400, respectively.

In connection with the Reorganization and the Merger, the Company either assumed or established pension plans for certain of its non-U.S. Cryovac employees. Pension assets acquired by the Company from Grace with respect to these plans were recorded in the accounts with a corresponding credit to shareholders' equity, net of related deferred income taxes.

Historically, Grace did not calculate net pension cost and funded status separately for Cryovac within its non-U.S. plans. The Cryovac employees historically comprised approximately 66% of the total active participants in Grace's non-U.S. plans. Net pension cost for these plans was allocated annually to Cryovac by Grace. Total pension cost (income) allocated to Cryovac in connection with these plans was $(242) for the first quarter of 1998 and $800 and $3,000 for 1997 and 1996, respectively. Prior to the Merger, no portion of Grace's non-U.S. pension assets or liabilities was allocated to Cryovac, on the basis that Cryovac's non-U.S. employees were considered to have participated in a multi-employer pension plan as defined in SFAS No. 87, "Employer's Accounting for Pensions."

The following tables set forth the components of net pension cost and the funded status of the non-U.S. Grace-sponsored pension plans for all Grace businesses:

                                                               Quarter Ended    Years Ended December 31,
--------------------------------------------------------------------------------------------------------
                                                              March 31, 1998         1997        1996
--------------------------------------------------------------------------------------------------------

Service cost on benefits earned during the year               $      2,799    $     10,000   $  10,700
Interest cost on benefits earned in prior years                      4,744          19,400      23,100
Actual return on plan assets                                        (8,017)        (51,100)    (39,100)
Deferred (loss)gain on plan assets                                    (221)         20,400       8,200
Amortization of net (loss)gain and prior service costs                 108            (500)       (300)
Net curtailment and settlement loss (gain)                             125           3,700      (2,400)
--------------------------------------------------------------------------------------------------------
Net pension (gain)cost                                        $       (462)   $      1,900   $     200
--------------------------------------------------------------------------------------------------------

                                                                                    Assets Exceed     Accumulated
                                                                                     Accumulated    Benefits Exceed
                                                                                      Benefits          Assets
                                                                                    December 31,     December 31,
------------------------------------------------------------------------------------------------------------------
                                                                                        1997               1997
------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
     Vested benefit obligation                                                      $    194,300      $     76,200
------------------------------------------------------------------------------------------------------------------
     Accumulated benefit obligation                                                      194,900            83,600
------------------------------------------------------------------------------------------------------------------
     Total projected benefit obligation                                                  205,000           100,100
     Plan assets at fair value                                                           339,100             2,600
------------------------------------------------------------------------------------------------------------------
     Plan assets in excess of(less than) projected benefit obligation                    134,100           (97,500)
     Unamortized net (gain) loss at initial adoption                                      (3,400)            2,900
     Unamortized prior service cost                                                        3,600                --
     Unrecognized net (gain)loss                                                         (14,900)           20,300
------------------------------------------------------------------------------------------------------------------
Prepaid(accrued) pension cost                                                       $    119,400      $    (74,300)
==================================================================================================================

Separate calculations of the Company's net pension cost and funded status for its non-U.S. pension plans were performed for the period from April 1, 1998 to December 31, 1998. The following presents the Company's funded status and pension expense for 1998 under SFAS No. 132:

Change in benefit obligation:
     Benefit obligation at April 1, 1998                             $ 119,890
     Service cost                                                        4,165
     Interest cost                                                       5,819
     Actuarial (gain) loss                                               1,631
     Benefits paid                                                      (3,666)
     Employee contributions                                                328
     Foreign exchange impact                                               414
-------------------------------------------------------------------------------
     Benefit obligation at December 31, 1998                         $ 128,581
===============================================================================

Change in plan assets:
     Fair value of plan assets at April 1, 1998                      $ 151,019
     Actual return on plan assets                                        9,766
     Employer contributions                                              1,868
     Benefits paid                                                      (3,666)
     Employee contributions                                                328
     Foreign exchange impact                                            (5,265)
-------------------------------------------------------------------------------
     Fair value of plan assets at December 31, 1998                  $ 154,050
===============================================================================

Funded status:
     Plan assets in excess of benefit obligation                     $  25,469
     Unrecognized net (asset) obligation                                  (426)
     Unrecognized net prior service cost                                   528
     Unrecognized net actuarial loss                                     9,543
-------------------------------------------------------------------------------
     Prepaid (accrued) pension cost                                  $  35,114
===============================================================================

Amount recognized in the consolidated balance sheet consists of:
     Prepaid (accrued) benefit cost                                  $  55,242
     Accrued benefit liability                                         (23,410)
     Intangible asset                                                      730
     Accumulated other comprehensive income                              2,552
-------------------------------------------------------------------------------
     Net amount recognized                                           $  35,114
===============================================================================

Components of net periodic benefit cost for period
   April 1, 1998 to December 31, 1998:
     Service cost                                                    $   4,165
     Interest cost                                                       5,819
     Expected return on plan assets                                     (9,766)
     Amortization of (asset) obligation                                   (375)
     Amortization of prior service cost                                     79
     Amortization of net (gain)loss                                        234
-------------------------------------------------------------------------------
     Net periodic pension cost                                       $     156
===============================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $35,566, $28,169 and $5,031 as of December 31, 1998.

The following significant assumptions (weighted averages for 1998) were used in calculating the pension cost and funded status presented above:

                                      1998            1997           1996
--------------------------------------------------------------------------------

Discount rate at December 31          6.8%         2.3 -  7.5%    3.4 -  8.7%
Expected long-term rate of return     9.0%         6.0 - 10.5%    6.0 - 10.5%
Rate of compensation increase         4.3%         2.0 -  5.0%    2.5 -  7.5%
================================================================================

Non-U.S. plan disclosures above as of and for the years ended December 31, 1997 and 1996 are presented in accordance with SFAS No. 87 as information necessary to provide complete disclosures in accordance with SFAS No. 132 is not readily available. The principal disclosures omitted are reconciliations for the year ended December 31, 1997 of the plans' benefit obligations and assets and the plans' funded status as of December 31, 1997.

LONG-TERM INCENTIVE PROGRAM

Grace maintained a Long-Term Incentive Program ("LTIP") in which certain Cryovac employees were eligible to participate prior to the Reorganization and the Merger. In conjunction with the Reorganization and the Merger, the eligible Cryovac employees ceased to participate in the LTIP, and LTIP liabilities related to Cryovac employees were assumed by New Grace. As of March 31, 1998, the Company's liability with respect to LTIP obligations retained by New Grace, including related deferred income taxes, was reversed and accounted for as an equity contribution to the Company from Grace. LTIP expense related to Cryovac employees was for $5,900 and $1,900 for 1997 and 1996, respectively.

NOTE 11  OTHER POSTRETIREMENT BENEFIT PLANS

Prior to the Merger, Grace maintained postretirement healthcare and life insurance benefit plans for its U.S. employees. SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions", which requires the accrual method of accounting for the future costs of postretirement health care and life insurance benefits over the employees' years of service, was applied to determine the cost of the benefits. Grace paid the cost of post-retirement benefits as they were incurred.

Subsequent to the Merger, the Company changed the eligibility provisions of the former Grace postretirement healthcare plan. The changes had the effect of curtailing benefits for substantially all future retirees other than those for whom New Grace retained responsibility. In addition, the plan was amended to increase the amount of future retirees' contributions, thereby further reducing the Company's postretirement benefit costs. During the fourth quarter of 1998, the liability eliminated and credited to operations amounted to $23,610. At December 31, 1998, the accrued benefit liability amounted to approximately $4,900. For the nine months ended December 31, 1998, there was a net postretirement benefit credit to operations of $469 which, together with other remaining postretirement healthcare plan disclosures under SFAS No. 132, is not material to the consolidated financial statements.

Under the terms of the Transaction Agreements, New Grace retained the postretirement benefit obligations related to all Cryovac employees who had retired prior to the Merger and to active Cryovac employees who would be eligible to receive postretirement benefits should they meet the age and service requirements to retire at any time on or before March 31, 1999. As of March 31, 1998, the liability retained by New Grace ($30.9 million) was reversed and accounted for as an equity contribution to the Company from Grace, net of related deferred income taxes.

Separate calculations of net postretirement benefit costs and accrued obligations for Cryovac participants within the Grace retiree medical and life insurance plans were performed for 1997. Accrued postretirement benefit obligations included in other liabilities as of December 31, 1997 under SFAS No. 132 are summarized as follows:

Change in benefit obligation:
     Benefit obligation at December 31, 1996                          $ 45,300
     Service cost                                                          800
     Interest cost                                                       3,600
     Actuarial loss                                                      4,000
     Benefit paid                                                       (2,500)
--------------------------------------------------------------------------------
     Benefit obligation at December 31, 1997                          $ 51,200
================================================================================

Change in plan assets:
     Fair value of plan assets at December 31, 1996                   $     --
     Actual return on plan assets                                        2,500
     Employer contributions                                             (2,500)
--------------------------------------------------------------------------------
     Fair value of plan assets at December 31, 1997                   $     --
================================================================================

Funded status:
     Benefit obligation in excess of plan assets                      $(51,200)
     Unrecognized net prior service cost                               (12,800)
     Unrecognized net actuarial loss                                     4,100
--------------------------------------------------------------------------------
     Accrued postretirement cost                                      $(59,900)
================================================================================

Amount recognized in the consolidated balance sheet consists of:
     Accrued benefit cost                                             $(59,900)
================================================================================

Net periodic postretirement benefit cost consisted of the following components:

                                                     Quarter Ended
                                                       March 31,              December 31,
                                                         1998             1997           1996
-------------------------------------------------------------------------------------------------
Service cost                                           $   200        $       800    $       800
Interest cost on accumulated benefit obligation          1,000              3,600          3,400
Amortization of prior service credit                      (400)            (1,500)        (1,600)
-------------------------------------------------------------------------------------------------

Net postretirement benefit cost                        $   800        $     2,900    $     2,600
=================================================================================================

NOTE 12 DEBT

At December 31, 1998, debt consisted primarily of borrowings that were made in connection with the Reorganization under the Credit Agreements described below. Debt also included certain other loans incurred by the Company's subsidiaries. The balance sheet at December 31, 1997 does not reflect any long-term debt or short-term borrowings because, prior to the Merger, Grace generally borrowed on behalf of Cryovac and did not allocate such debt to Cryovac.

In connection with the Reorganization, the Company entered into two Credit Agreements, a $1 billion 5-year revolving credit facility that expires on March 30, 2003 (included in long-term debt) and a $600 million 364-day revolving credit facility that expires on March 29, 1999 (included in short-term borrowings). As of December 31, 1998, outstanding borrowings under the 5-year and 364-day revolving credit facilities were $990,000 and $19,933, respectively. The Company plans to renew such 364-day facility for an additional 364-day period prior to its expiration. The Credit Agreements provide that the Company and certain of its subsidiaries may borrow for various purposes, including the refinancing of existing debt, the provision of working capital and other general corporate needs.

The Company's obligations under the Credit Agreements bear interest at floating rates. The weighted average interest rate under the Credit Agreements was approximately 5.8% at December 31, 1998. The Company has entered into certain interest rate swap agreements that have the effect of fixing the interest rates on a portion of such debt. The weighted average interest rate at December 31, 1998 did not change significantly as a result of these derivative financial instruments.

The Credit Agreements provide for changes in borrowing margins based on financial criteria and the Company's senior unsecured debt ratings, and impose certain limitations on the operations of the Company and certain of its subsidiaries. These limitations include financial covenants relating to interest coverage and debt leverage as well as certain restrictions on the incurrence of additional indebtedness, the creation of liens, mergers and acquisitions, and certain dispositions of property and assets. The Company was in compliance with these requirements as of December 31, 1998.

Debt at December 31, 1998 also included $48,240 of short-term borrowings by certain of the Company's non-U.S. subsidiaries under local lines of credit and $23,484 of long-term debt incurred by certain of the Company's U.S. and non-U.S. subsidiaries. Such long-term debt is due in varying annual installments through 2006.

The Company had available lines of credit at December 31, 1998 under the Credit Agreements and other credit facilities of approximately $1.8 billion of which approximately $716 million were unused. The Company is not subject to any material compensating balance requirements in connection with its lines of credit.

Scheduled annual maturities of long-term debt for the five years subsequent to December 31, 1998 are as follows: 1999 - $16,958; 2000 - $1,737; 2001 - $1,226;
2002 - $1,189; and 2003 - $992,374.

NOTE 13 FINANCIAL INSTRUMENTS

The Company is required by generally accepted accounting principles to disclose its estimate of the fair value of material financial instruments, including those recorded as assets or liabilities in its consolidated financial statements and derivative financial instruments. The fair value of the Company's series A convertible preferred stock is based on quoted market prices. The fair value estimates of the Company's various debt instruments were derived by evaluating the nature and terms of each instrument, considering prevailing economic and market conditions, and examining the cost of similar debt offered at the balance sheet date. Such estimates are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the Company's estimates.

The carrying amounts of current assets and liabilities approximate fair value due to their short-term maturities. The carrying amounts and estimated fair values of the Company's material financial instruments at December 31, 1998 and 1997 were as follows:

                                                                      1998                    1997
                                                             Carrying       Fair      Carrying       Fair
                                                             Amount         Value      Amount        Value
===========================================================================================================
Financial assets:
      Foreign exchange forward contracts                 $        --    $       415  $      --    $     --
-----------------------------------------------------------------------------------------------------------

Financial liabilities:
     Debt:
          Credit Agreements                                1,009,933      1,009,933         --          --
          Derivatives                                             --          3,373         --          --
-----------------------------------------------------------------------------------------------------------

          Credit Agreements, net                           1,009,933      1,013,306         --          --

          Other foreign loans                                 68,375         68,961         --          --
          Derivatives                                             --          1,658         --          --
-----------------------------------------------------------------------------------------------------------

          Foreign loans, net                                  68,375         70,619         --          --

          Other loans                                          3,349          3,498         --          --
-----------------------------------------------------------------------------------------------------------
          Total debt                                     $ 1,081,657    $ 1,087,423  $      --    $     --
===========================================================================================================
          Series A Convertible preferred stock           $ 1,791,093    $ 1,858,258  $      --    $     --
===========================================================================================================

The Company uses derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. The Company does not purchase, hold or sell derivative financial instruments for trading purposes.

The Company uses interest rate swaps to reduce exposure to fluctuations in interest rates by fixing the rate of interest the Company pays on the notional amount of debt. At December 31, 1998, the Company was party to interest rate swaps with an aggregate notional amount of approximately $257,000 with various expiration dates through March 2003. Substantially all of these swaps fix the rate of interest paid on the notional amount of certain U.S. dollar denominated long-term debt at rates which ranged from 5.05% to 5.82% at December 31, 1998.

Interest rate collars are used to reduce the Company's exposure to fluctuations in interest rates by limiting fluctuations in the rate of interest the Company pays on a notional amount of debt. At December 31, 1998, the Company was party to interest rate collars with an aggregate notional amount of approximately $8,000 with expiration dates through June 2001.

The Company uses interest rate and currency swaps to gain access to additional sources of international financing while limiting foreign exchange exposure and limiting or adjusting interest rate exposure by swapping borrowings in U.S. dollars for borrowings denominated in foreign currencies. At December 31, 1998, the Company was party to interest rate and currency swaps with an aggregate notional amount of approximately $23,000 and various expiration dates through May 2002.

The Company generally uses foreign currency options to limit the risk on anticipated international transactions. The Company was not party to any foreign currency options at December 31, 1998 or 1997. The Company generally uses foreign currency forwards to fix the amount payable on transactions denominated in foreign currencies. The Company was party to foreign currency forwards with an aggregate notional principal amount of approximately $12,800 at December 31, 1998. Such forward contracts expire through March 1999. The notional principal amount of forward foreign currency exchange contracts at December 31, 1997 was approximately $33,300, which contracts were entered into between Cryovac and Grace.

The fair values of the Company's various derivative instruments, as advised by the Company's bankers, generally reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date.

Unrealized and realized gains and losses on the Company's financial instruments and derivatives were not material to the consolidated financial statements in 1998, 1997 or 1996.

The Company is exposed to credit losses in the event of the inability of the counterparties to its outstanding derivative contracts to perform their obligations, but it does not expect any counterparties to fail to perform given their high credit ratings and financial strength. The Company believes that off-balance sheet risk in conjunction with its derivative contracts would not be material in the case of non-performance on the part of the counterparties to such agreements.

All financial instruments inherently expose the holders to market risk, including changes in currency and interest rates. The Company manages its exposure to these market risks through its regular operating and financing activities and when appropriate, through the use of derivative financial instruments.

NOTE 14 SHAREHOLDERS' EQUITY

Prior to the Reorganization and the Merger, Cryovac's operations were conducted by divisions or subsidiaries of Grace rather than by a distinct consolidated legal entity. Accordingly, there are no customary equity and capital accounts for periods ended on or before March 31, 1998. For such periods, Cryovac's operations were funded by means of intercompany accounts with Grace. Therefore, equity also included intercompany balances due to Grace arising from the funding of Cryovac as well as balances related to transactions and other charges and credits between Cryovac and Grace. The financial statements prior to the Reorganization and Merger include equity balances related only to Cryovac. Therefore, changes within the equity accounts of Grace related to, among other things, the declaration and payment of dividends to its shareholders, the addition of capital contributions, the granting and exercising of stock options and the purchase of treasury stock have been excluded, since such movements related to Grace and not to Cryovac on a stand-alone basis. Similarly, due to the above factors, it was not possible to present separately within equity the retained earnings of Grace related to Cryovac.

In  connection  with the  Reorganization  and the  Merger,  certain  assets  and liabilities  of  Cryovac  were  retained  by New  Grace as  contemplated  by the
Transaction Agreements. Accordingly, as of March 31, 1998, these assets and liabilities were accounted for as an equity contribution to the Company from Grace, net of related deferred income taxes. Certain other assets and liabilities related to non-U.S. pension plans, deferred income tax liabilities and other items arising directly from the Reorganization have been accounted for as a contribution to, or distribution from, Cryovac. The following is a summary of the net activity affecting the Company's equity in connection with the
Reorganization:

--------------------------------------------------------------------------------
Assets transferred to the Company                                   $    81,905
Liabilities retained by New Grace                                        51,671
Liabilities transferred to the Company                                  (24,926)
Tax adjustment, including deferred taxes                                (64,342)
Net advances to Grace                                                   (20,369)
--------------------------------------------------------------------------------
                                                                    $    23,939
================================================================================

The tax adjustment includes the transfer of deferred income tax balances to the Company relating to the underlying assets and liabilities transferred to the Company, the elimination of certain deferred income tax assets which represent pre-Merger accumulated net operating loss benefits not available to the Company, and certain adjustments relating to the Tax-Sharing Agreement with New Grace.

COMMON STOCK

In connection with the Recapitalization, the Company, among other things, recapitalized the outstanding shares of Old Grace Common Stock into 40,647,815 shares of the Company's common stock and 36,021,851 shares of Series A convertible preferred stock (convertible into approximately 31,900,000 shares of the Company's common stock), each with a par value of $0.10 per share. In the Merger, the Company issued 42,624,246 shares of common stock to the shareholders of old Sealed Air.

The following is a summary of changes during 1998 in shares of common stock:

                                                                        1998
--------------------------------------------------------------------------------
Changes in common stock:
     Issued in Recapitalization                                       40,647,815
     Issued in Merger                                                 42,624,246
     Shares issued for contingent stock                                  522,300
     Non-cash compensation                                                12,000
--------------------------------------------------------------------------------
     Number of shares issued, end of year                             83,806,361
================================================================================

Changes in common stock in treasury:
     Contingent stock forfeited                                            3,550
     Purchase of shares during period                                    491,000
--------------------------------------------------------------------------------
     Number of shares held, end of year                                  494,550
================================================================================

CONTINGENT STOCK PLAN AND DIRECTORS STOCK PLAN

The Company's contingent stock plan was adopted following the Merger and provides for the granting to employees of awards to purchase common stock (during the succeeding 60-day period) for less than 100% of fair market value at the date of award. Shares issued under the contingent stock plan ("contingent stock") are restricted as to disposition by the holders for a period of at least three years after issue. In the event of termination of employment prior to lapse of the restriction, the shares are subject to an option to repurchase by the Company at the price at which the shares were issued. Such restriction will lapse prior to the expiration of the vesting period if certain events occur that affect the existence or control of the Company. The aggregate fair value of contingent stock issued is credited to common stock and additional paid-in capital accounts, and the unamortized portion of the compensation is deducted from shareholders' equity. The excess of fair value over the award price of contingent stock is charged to operations as compensation over a three-year period. In 1998, such charges amounted to $10,732. Shares issued under the old Sealed Air contingent stock plan that were forfeited during 1998 amounted to 2,800 shares.

Non-cash compensation includes shares issued to non-employee directors in the form of awards under the Company's restricted stock plan for non-employee directors (the "Directors Stock Plan"). The Directors Stock Plan was adopted following the Merger and provides for annual grants of shares to non-employee directors, and interim grants of shares to eligible directors elected at other than an annual meeting, at an amount less than 100% of fair value at date of grant in lieu of cash payments for certain directors' fees. Shares issued under this plan are restricted as to disposition by the holders as long as such holders remain directors of the Company. The excess of fair value over the price at which shares are issued under this plan is charged to operations at the date of such grant. In 1998, such charges amounted to $437.

The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies APB No. 25 and related interpretations in accounting for these plans.

The compensation cost that has been charged against income for such plans was noted above. Since such compensation cost is consistent with the compensation cost that would have been recognized for such plans under the provisions of SFAS No. 123, the pro forma disclosure requirements under such statement are not applicable for these plans.

A summary of the changes in shares available for the Contingent Stock Plan and the Directors Stock Plan follows:

                                                                         1998
--------------------------------------------------------------------------------
Changes in Contingent Stock Plan shares:
     Establishment of plan following the Merger                         450,450
     Increase in shares authorized during the year                    2,049,550
     Shares issued for new awards                                      (522,300)
     Contingent stock forfeited
                                                                            750
--------------------------------------------------------------------------------
     Number of shares available, end of year                          1,978,450
--------------------------------------------------------------------------------
     Weighted average per share market value of stock on grant date  $    58.37
================================================================================

Changes in Directors Stock Plan shares:
     Establishment of plan following the Merger                         100,000
     Shares issued for new awards                                       (12,000)
--------------------------------------------------------------------------------
     Number of shares available, end of year                             88,000
--------------------------------------------------------------------------------
     Weighted average per share market value of stock on grant date  $    36.33
================================================================================

REDEEMABLE PREFERRED STOCK -  SERIES A CONVERTIBLE PREFERRED STOCK

The outstanding  preferred  stock is convertible at any time into  approximately
0.8845 share of common stock for each share of preferred stock, votes with the common stock on an as-converted basis, pays a cash dividend, as declared by the Board of Directors, at an annual rate of $2.00 per share, payable quarterly in arrears, becomes redeemable at the option of the Company beginning March 31, 2001, subject to certain conditions, and is subject to mandatory redemption on March 31, 2018 at $50 per share, plus any accrued and unpaid dividends. Because it is subject to mandatory redemption, the convertible preferred stock is classified outside of the shareholders' equity section of the balance sheet. At its date of issuance, the fair value of the convertible preferred stock exceeded its mandatory redemption amount primarily due to the common stock conversion feature of such preferred stock. Accordingly, the carrying amount of the convertible preferred stock is reflected in the consolidated balance sheet at its mandatory redemption value.

The following is a summary of changes during 1998 in shares of preferred stock:

                                                                         1998
--------------------------------------------------------------------------------
Changes in preferred stock:
     Issued in Recapitalization                                       36,021,851
--------------------------------------------------------------------------------
     Number of shares issued, end of year                             36,021,851
================================================================================

Changes in preferred stock in treasury:
     Purchase of shares during period                                    200,000
--------------------------------------------------------------------------------
     Number of shares held, end of year                                  200,000
================================================================================

STOCK OPTIONS

Prior to the Reorganization and the Merger, certain of Cryovac's employees participated in stock incentive plans maintained by Grace. Under the terms of those plans, options were granted at an exercise price equal to the fair market value of Old Grace Common Stock on the date of grant, became exercisable at the time or times determined by a committee of Grace's Board of Directors, and had terms of up to ten years and one month. In connection with the Reorganization and the Merger, the Company terminated those plans except with respect to outstanding options held by Cryovac employees at the time of the Merger. Under the Transaction Agreements, such options became options to purchase the Company's common stock, and the number of shares covered by and exercise price of such options were adjusted at the time of the Merger to preserve their economic value.

Options to purchase approximately 489,000 shares of common stock were outstanding at March 31, 1998 at an average exercise price of $37.02 per share after giving effect to the adjustments provided for in the Transaction Agreements. Such options are exercisable over terms extending to 2007. None of the options outstanding following the Merger was exercised during 1998.

No options were granted to Cryovac employees during 1998. The pro forma effect on earnings and earnings per common share of applying SFAS No. 123 for those options granted during 1997 and 1996 to employees of Cryovac were as follows:

                                                            Year ended December 31,
                                                        1998       1997          1996
-----------------------------------------------------------------------------------------
Net earnings ascribed to common shareholders:
     As reported                                     $   2,873    $ 101,688    $ 27,786
     Pro forma (1)                                       1,673    $ 100,288    $ 27,186
-----------------------------------------------------------------------------------------
Basic earnings per common share:
     As reported                                     $    0.04    $    2.54    $   0.56
     Pro forma (1)                                        0.02    $    2.51    $   0.55
-----------------------------------------------------------------------------------------
Diluted earnings per common share:
    As reported                                      $    0.02    $    2.39    $   0.55
    Pro forma (1)                                         0.00    $    2.37    $   0.54
=========================================================================================

(1) These pro forma amounts calculated in accordance with SFAS No. 123 may not be indicative of future net earnings or earnings per common share effects.

The fair value of option grants was estimated using the Black-Scholes option pricing model with the following historical weighted-average assumptions:

                                                           1997         1996
--------------------------------------------------------------------------------
Dividend yields                                             1%            1%
Expected volatility                                        29%           26%
Risk-free interest rates                                    6%            6%
Expected life (in years)                                    4             4
--------------------------------------------------------------------------------

Based on the above assumptions, the weighted-average fair value of each option granted was $16.00 for 1997 and $14.00 for 1996 before giving effect to adjustments provided for in the Transaction Agreements.

NOTE 15 SUPPLEMENTARY CASH FLOW INFORMATION

                                                                    Year Ended December 31,
                                                           1998               1997                 1996
----------------------------------------------------------------------------------------------------------
Interest payments, net of amounts capitalized         $     47,997        $         --        $         --
Income tax payments                                         80,069              74,959              79,746

The consolidated statement of cash flows for the year ended December 31, 1998 excludes the following non-cash transactions that were accounted for as changes in additional paid-in capital:

    Issuance of 36,021,851 shares of Series A convertible preferred stock and 40,647,815
      shares of common stock in connection with the Reorganization and Recapitalization       $  1,801,093
    Net assets acquired in the Merger in exchange for 42,624,246 shares of common stock          2,110,752
    Liabilities assumed by the Company, net                                                         (7,363)
    Liabilities retained by New Grace                                                               51,671

NOTE 16 EARNINGS PER COMMON SHARE

In calculating basic and diluted earnings per common share for 1998, 1997 and 1996, retroactive recognition has been given to the Recapitalization as if it had occurred on January 1, 1996 in accordance with SAB No. 98. Accordingly, net earnings have been reduced for preferred stock dividends (as if such shares had been outstanding during each period) to arrive at earnings ascribed to common shareholders. The weighted average number of outstanding common shares used to calculate basic earnings per common share has been calculated on an equivalent share basis using the weighted average number of shares of common stock outstanding for the first quarter of 1998 and for the 1997 and 1996 periods, adjusted to reflect the terms of the Recapitalization. The weighted average number of common shares used to calculate diluted earnings per common share also considers the exercise of dilutive stock options in each year and repurchased preferred stock in 1998. Except as noted in the table below, the outstanding preferred stock is not assumed to be converted in the calculation of diluted earnings per common share for 1998 or 1996 because the treatment of the preferred stock as the common stock into which it is convertible would be anti-dilutive (i.e., would increase earnings per common share) in those years.

The following table sets forth the reconciliation of the basic and diluted earnings per common share computations for years ended December 31, 1998, 1997 and 1996 (shares in thousands).

                                                                 1998 (a)   1997 (a)  1996 (a)
-----------------------------------------------------------------------------------------------
Basic EPS:
NUMERATOR
Net earnings                                                    $ 73,007   $173,732   $ 99,830
Add: Excess of book value over repurchase price of preferred
         Stock                                                     1,798         --         --
Less: Preferred stock dividends                                   53,921         --         --
Less: Retroactive recognition of preferred stock dividends        18,011     72,044     72,044
-----------------------------------------------------------------------------------------------
Earnings ascribed to common shareholders                        $  2,873   $101,688   $ 27,786
===============================================================================================

DENOMINATOR
Weighted average common shares outstanding - basic                72,997     40,052     49,782

-----------------------------------------------------------------------------------------------
Basic earnings per common share                                 $   0.04   $   2.54   $   0.56
===============================================================================================

                                       39

Diluted EPS:
NUMERATOR
Earnings ascribed to common shareholders                        $  2,873   $101,688   $ 27,786

Add:  Dividends associated with outstanding preferred stock           --     72,044         --

Add:  Dividends associated with preferred stock repurchased          316         --         --

Less: Excess of book value over repurchase of preferred stock      1,798         --         --

-----------------------------------------------------------------------------------------------
Earnings ascribed to common shareholders-diluted                   1,391    173,732     27,786
===============================================================================================

DENOMINATOR
Weighted average common shares outstanding - basic                72,997     40,052     49,782

Effect of assumed exercise of options                                118        917        812

Effect of assumed conversion of preferred stock                       --     31,864         --

Weighted average of preferred stock purchased                        158         --         --
-----------------------------------------------------------------------------------------------

Weighted average common shares outstanding - diluted              73,273     72,833     50,594

-----------------------------------------------------------------------------------------------
Diluted earnings per common share                               $   0.02   $   2.39   $   0.55
===============================================================================================

(a) Such earnings per common share amounts are not necessarily indicative of the results that would have occurred had Cryovac been a stand-alone company prior to the Reorganization, Recapitalization and the Merger.

NOTE 17 CERTAIN TRANSACTIONS WITH GRACE

CASH

Prior to the Merger, Cryovac used Grace's centralized cash management services. Under such service arrangements, excess domestic cash was invested, and disbursements were funded, centrally by Grace on behalf of Cryovac.

SHARED SERVICES AND FACILITIES

Prior to the Merger, Grace allocated a portion of its domestic and overseas regional corporate expenses to Cryovac. These expenses reflected corporate overhead; benefit administration; risk management/insurance administration; tax and treasury/cash management services; environmental services; litigation administration services; general legal services, including intellectual property; and other support and executive functions. Allocations and charges were based on either a direct cost pass-through or a percentage allocation for services provided, based on factors such as net sales, management effort or headcount.

Domestic corporate expenses of Grace allocated to Cryovac in accordance with SAB No. 55 totaled $18,044, $28,213 and $15,175 for 1998, 1997 and 1996,
respectively, and were included in marketing, administrative and development expenses.

Domestic research and development expenses of Grace allocated to Cryovac in accordance with SAB No. 55 totaled $5,074 for 1996 and are included in marketing, administrative and development expenses. No amounts were allocated for 1998 or 1997.

Grace management believed that the basis used for allocating corporate services was reasonable and that the terms of these transactions would not materially differ from those among unrelated parties.

The statements of earnings for periods prior to the Merger also included allocations of costs for general and administrative services and maintenance services for facilities that Cryovac shared with other Grace businesses as well as data processing services provided by Grace's European central data processing facility. The allocated costs and expenses related to general and administrative functions, maintenance, data processing and other facility support functions were estimated to be approximately $14,000 for the 1998 period and $55,802 and $84,005 for 1997 and 1996, respectively. Of these amounts, $6,181 was included in cost of sales and $49,621 was included in marketing, administrative and development expenses in 1997 ($15,226 and $68,779 in 1996). The cost allocations for these services were determined based on methods that Grace management considered to be reasonable.

Prior to the Merger, Grace also charged Cryovac for its share of domestic workers' compensation, automobile and other general business liability insurance premiums and claims, which were all handled by Grace on a corporate basis. These charges were based on Cryovac's actual and expected future experience, including annual payroll expense, and were not significant to Cryovac results of operations.

ALLOCATION OF LONG-TERM INCENTIVE PROGRAM EXPENSE

In accordance with SAB No. 55, the financial statements for 1997 and 1996 reflect an allocation of LTIP expense related to Grace corporate employees that performed services on behalf of Cryovac. The provision included in the financial statements for allocated LTIP expenses was $23,710 and $9,293 for 1997 and 1996, respectively.

NOTE 18 COMMITMENTS AND CONTINGENCIES

The Company is obligated under the terms of various leases covering many of the facilities that it occupies. The Company accounts for substantially all of its leases as operating leases. Net rental expense was $20,873, $9,588, and $12,036 for 1998, 1997 and 1996, respectively. Estimated future minimum annual rental commitments under non-cancelable real property leases expiring through 2023 are as follows: 1999 - $19,686; 2000 - $16,767; 2001 - $12,481; 2002 - $8,369; 2003
- $6,574; and subsequent years - $15,557.

The Company's worldwide operations are subject to environmental laws and regulations which, among other things, impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. The Company reviews the effects of environmental laws and regulations on its operations and believes that it is in substantial compliance with all material applicable environmental laws and regulations.

At December 31, 1998, the Company was a party to, or otherwise involved in, several federal and state government environmental proceedings and private environmental claims for the cleanup of Superfund or other sites. The Company may have potential liability for investigation and clean up of certain of such sites. At most of such sites, numerous companies, including either the Company or one of its predecessor companies, have been identified as potentially responsible parties ("PRPs") under Superfund or related laws. It is the Company's policy to provide for environmental cleanup costs if it is probable that a liability has been incurred and if an amount which is within the estimated range of the costs associated with various alternative remediation strategies is reasonably estimable, without giving effect to any possible future insurance proceeds. As assessments and cleanups proceed, these liabilities are reviewed periodically and adjusted as additional information becomes available. At December 31, 1998 and 1997, such environmental related provisions were not material. While it is often difficult to estimate potential liabilities and the future impact of environmental matters, based upon the information currently available to the Company and its experience in dealing with such matters, the Company believes that its potential liability with respect to such sites is not material to the Company's consolidated financial position. Environmental liabilities may be paid over an extended period, and the timing of such payments cannot be predicted with certainty.

The Company is also involved in various legal actions incidental to its business. Company management believes, after consulting with counsel, that the disposition of its litigation and other legal proceedings and matters, including environmental matters, will not have a material effect on the Company's consolidated financial position.

In connection with the Reorganization, certain environmental liabilities of Cryovac were retained by or assumed by New Grace. As of March 31, 1998, the Company's liability with respect to such environmental obligations retained by New Grace, including related deferred income taxes, was reversed and accounted for as an equity contribution to the Company from Grace.

CONTINGENT LIABILITIES INDEMNIFIED BY NEW GRACE

Pursuant to the Transaction Agreements, New Grace agreed to indemnify the Company against all liabilities of Grace, whether accruing or occurring before or after the Merger, other than liabilities arising from or relating to Cryovac's operations. New Grace also agreed to retain certain liabilities of Cryovac and to indemnify the Company against such liabilities. The Company may remain contingently liable with respect to certain of such liabilities if New Grace fails to fulfill its indemnity obligations to the Company. Based upon currently available information, the Company believes that future costs related to such indemnified liabilities will not have a material adverse effect on the Company's results of operations or consolidated financial position.

GUARANTEE OF NEW GRACE OUTSTANDING PUBLIC DEBT

The Company is the guarantor of certain outstanding public debt that was assumed by New Grace pursuant to the Transaction Agreements. At December 31, 1998, approximately $32,000 of such debt was outstanding. New Grace has indemnified the Company against any liability arising under such guarantee pursuant to the Transaction Agreements.

TRANSACTION AGREEMENTS

Pursuant to the Transaction Agreements final determinations and accountings are necessary with respect to matters pertaining to the Reorganization and the Merger. The Company believes that the final outcome of such matters will not have a material effect on its consolidated financial position.

NOTE 19 SELECTED PRO FORMA STATEMENT OF EARNINGS INFORMATION (UNAUDITED)

The following table presents selected unaudited pro forma statement of earnings information for the years ended December 31, 1998 and 1997 that has been prepared as if the Reorganization, the Recapitalization and the Merger had occurred on January 1, 1997. Such information reflects pro forma adjustments made in combining the historical results of old Sealed Air and Cryovac as a result of such transactions for the years presented. Such amounts include, among other things, incremental goodwill amortization of approximately $10,300 and $41,200 and incremental interest expense of approximately $20,400 and $81,600 in the first quarter of 1998 and full year 1997, respectively. Such amounts exclude a non-cash inventory charge of approximately $8 million recorded in the second quarter of 1998 resulting from the turnover of certain of the Company's inventories previously stepped-up to fair value in connection with the Merger. This pro forma information is not intended to represent what the Company's actual results of operations would have been for such years, if such transactions had occurred on January 1, 1997.

                                                                        Year Ended December 31,
                                                                      --------------------------
                                                                          1998           1997
(Amounts in thousands, except for per share data)                      Pro Forma      Pro Forma
------------------------------------------------------------------------------------------------
Net sales by segment:
     Food and Specialty Packaging                                    $ 1,709,428    $ 1,691,978
     Protective Packaging                                              1,010,080        982,686
------------------------------------------------------------------------------------------------
Net sales                                                              2,719,508      2,674,664

Cost of sales                                                          1,762,957      1,719,246
------------------------------------------------------------------------------------------------
Gross profit                                                             956,551        955,418

Marketing, administrative and development expenses                       516,269        495,685

Goodwill amortization                                                     47,893         48,005

Restructuring and other charges, net                                      87,182         14,444
------------------------------------------------------------------------------------------------
Operating profit                                                         305,207        397,284

Other expense, net                                                       (82,141)       (89,390)
------------------------------------------------------------------------------------------------
Earnings before income taxes                                             223,066        307,894

Income taxes                                                             141,574        123,359
------------------------------------------------------------------------------------------------
Net earnings                                                         $    81,492    $   184,535
------------------------------------------------------------------------------------------------

Less:  Preferred stock dividends                                          71,932         72,044

Add:  Excess of book value over repurchase price of preferred stock        1,798             --
------------------------------------------------------------------------------------------------

Net earnings ascribed to common shareholders                         $    11,358    $   112,491
------------------------------------------------------------------------------------------------

Earnings per common share (1)
          Basic                                                      $      0.14    $      1.35
          Diluted                                                    $      0.12    $      1.35
------------------------------------------------------------------------------------------------

Weighted average number of common shares outstanding:
         Basic                                                            83,478         83,272
         Diluted                                                          83,754         83,381
------------------------------------------------------------------------------------------------

(1) For purposes of calculating basic and diluted earnings per common share, net earnings for 1998 and 1997 have been reduced by the dividends ($18,011 in 1998 for the first quarter and $72,044 in 1997) that would have been payable on the preferred stock (as if such shares had been outstanding during such periods) to arrive at earnings ascribed to common shareholders. The weighted average number of outstanding common shares used to calculate basic earnings per common share is calculated on an equivalent share basis using the shares of common stock outstanding for the first quarter of 1998 and for 1997, adjusted to reflect the terms of the Recapitalizaiton. The assumed conversion of the preferred stock is not considered in the calculation of diluted earnings per common share in either 1998 or 1997 as the effect would be anti-dilutive (i.e., would increase earnings per share) in each year.

NOTE 20 INTERIM FINANCIAL INFORMATION (UNAUDITED)

                                                  First         Second      Third         Fourth
(Amounts in thousands, except for per share data) Quarter       Quarter     Quarter       Quarter
--------------------------------------------------------------------------------------------------
1998
    Net sales                                    $ 431,035      $ 670,005   $ 684,302    $ 721,414
    Cost of sales                                  290,913        442,945     443,249      460,913
    Net earnings(loss)                              27,052         35,565     (54,103)      64,493
     Preferred stock dividends                          --         18,011      17,999       17,911
     Earnings(loss) per common share - basic (2)      0.22(3)        0.21       (0.85)        0.57
     Earnings(loss) per common share - diluted (2)    0.22(3)        0.21       (0.85)        0.56

1997
    Net sales                                    $ 422,693      $ 463,211   $ 461,835    $ 485,372
    Cost of sales                                  274,629        299,528     299,699      313,253
    Net earnings (1)                                37,260         38,259      36,026       62,187
     Earnings per common share - basic (3)            0.47           0.51        0.45         1.10
     Earnings per common share - diluted (3)          0.47           0.51        0.45         0.85
--------------------------------------------------------------------------------------------------

(1) Net earnings for the first three quarters of 1997 reflect income taxes using an estimated effective tax rate of 41.2%. Net earnings for the fourth quarter of 1997 include an income tax benefit to adjust Cryovac's full-year effective tax rate to 34.1 %.

(2) Because of the effects of the Recapitalization and the Merger, the sum of the four quarters earnings per common share amounts do not necessarily equal the amounts reported for the full year.

(3) Such earnings per common share are not necessarily indicative of the results that would have occurred had Cryovac been a stand-alone company prior to the Reorganization, Recapitalization and the Merger.

KPMG LLP





REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Sealed Air Corporation

We have  audited  the  accompanying  consolidated  balance  sheet of Sealed  Air
Corporation and subsidiaries as of December 31, 1998, and the related consolidated statements of earnings, equity, comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sealed Air
Corporation and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.




/s. KPMG LLP

KPMG LLP
Short Hills, New Jersey
January 27, 1999

PRICEWATERHOUSECOOPERS LLP






REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

February 23, 1998

To the Board of Directors and Shareholders of Sealed Air Corporation

We have audited the accompanying consolidated balance sheet of Sealed Air Corporation (the "Company") as of December 31, 1997, and the related consolidated statements of earnings, of comprehensive income, of equity and of cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We have not audited the consolidated financial statements of Sealed Air Corporation for any period subsequent to December 31,1997.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements were prepared on the basis of presentation described in Note 1, and are not intended to be a complete presentation of the consolidated assets, liabilities, revenues and expenses of the Company. Also as described in Note 1, the Company completed a reorganization, recapitalization and merger on March 31, 1998. The accompanying financial statements for the 1997 and 1996 periods do not reflect the effects of such transactions.

As disclosed in Note 17, the Company has engaged in various transactions and relationships with affiliated entities. The terms of these transactions may differ from those that would result from transactions among unrelated parties.

In our opinion, the accompanying financial statements audited by us present fairly, in all material respects, the financial position of the Company as of December 31, 1997, and its earnings and cash flows for each of the two years in the period ended December 31, 1997 pursuant to the basis of presentation described in Note 1, in conformity with generally accepted accounting principles.



/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Fort Lauderdale, Florida

Capital Stock Information

In connection with the Cryovac merger, the Company issued its Common Stock, par value $0.10 per share, on March 31, 1998. The Company's Common Stock is listed on the New York Stock Exchange (trading symbol: SEE). The adjacent table sets forth the high and low sales prices of the Common Stock for each quarter beginning April 1, 1998 through December 31, 1998. The adjacent table also sets forth the high and low sales prices of the Common Stock of old Sealed Air before the Cryovac transaction for each quarter from January 1, 1997 through March 31, 1998. No dividends were paid on Sealed Air's common stock in 1997 or 1998. The Company does not currently intend to begin paying dividends on its Common Stock. As of March 8, 1999, there were approximately 10,429 holders of record of the Company's Common Stock.

In connection with the Cryovac merger, the Company issued its Series A Convertible Preferred Stock on March 31, 1998, which is also listed on the New York Stock Exchange (trading symbol: SEE PrA). The adjacent table sets forth the high and low sales prices for Sealed Air's Preferred Stock for each quarter beginning April 1, 1998 through December 31, 1998. Quarterly dividends of $0.50 per share payable as declared on the Preferred Stock commenced on July 1, 998. As of March 8, 1999, there were approximately 8,815 holders of record of the Preferred Stock.


COMMON STOCK

1997                                               High                 Low

First Quarter                                   $  48                $  39-3/4
Second Quarter                                  $  49-5/8            $  41-1/4
Third Quarter                                   $  55-3/8            $  45-15/16
Fourth Quarter                                  $  63                $  49-3/4
--------------------------------------------------------------------------------

1998                                               High                 Low

First Quarter                                   $  70                $  55-3/16
Second Quarter                                  $  66-1/2            $  36-1/16
Third Quarter                                   $  44-3/8            $  31-9/16
Fourth Quarter                                  $  51-13/16          $  27-3/8
--------------------------------------------------------------------------------


PREFERRED STOCK

1998                                               High                 Low

Second Quarter                                  $  63-1/4            $  41-1/2
Third Quarter                                   $  46-5/8            $  35-7/8
Fourth Quarter                                  $  51-7/8            $  31-7/16
--------------------------------------------------------------------------------