Form 10-K, Exhibit 13
period 1999-12-31
SEALED AIR CORP/DE
filed 2000-03-27
CIK 1012100

SELECTED FINANCIAL DATA (1)                                           EXHIBIT 13
(In thousands of dollars, except per share data)


                                                        1999              1998           1997            1996            1995
--------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF EARNINGS DATA:
Net sales                                          $ 2,839,636     $   2,506,756  $   1,833,111  $   1,741,602   $   1,705,642
Gross profit                                         1,028,722           868,736        646,002        590,596         627,542
Operating profit (2)                                   452,192           259,332        267,744        173,500         248,062
Earnings before income taxes                           395,653           198,947        263,672        169,822         235,473
Net earnings (2)                                       211,461            73,007        173,732         99,830         140,892
Series A convertible preferred stock
     dividends (3)                                      71,422            53,921
--------------------------------------------------------------------------------------------------------------------------------

Earnings per common share (4)
          Basic                                    $      1.69     $        0.04  $        2.54   $      0.56     $       1.33
          Diluted                                  $      1.68     $        0.02  $        2.39   $      0.55     $       1.30

--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital                                    $    221,130    $     309,624  $      343,741  $     277,583   $     289,605
Total assets                                          3,855,233        4,039,930       1,646,831      1,702,888       1,477,360
Long-term debt, less current installments               665,116          996,526              --             --              --
Series A convertible preferred stock (3)              1,761,662        1,791,093              --             --              --
Total shareholders' equity (5)                          551,030          437,045       1,352,628      1,381,790       1,173,962

--------------------------------------------------------------------------------------------------------------------------------
OTHER DATA:
EBIT (6)                                           $    453,779    $     252,576  $      263,672  $     169,822   $     235,473
Depreciation and amortization                           223,399          195,954         111,080         94,380          80,357
EBITDA (7)                                              677,178          448,530         374,752        264,202         315,830
Capital expenditures                                     75,080           82,408         101,997        294,503         293,272
--------------------------------------------------------------------------------------------------------------------------------

(1) The Selected Financial Data include the operations of the Cryovac packaging business for all periods presented. The operating results, cash flows, assets and liabilities of old Sealed Air are included for all periods subsequent to March 31, 1998. See Note 1 to the Consolidated Financial Statements.

(2) Operating profit is presented after giving effect to restructuring and asset impairment charges of $110,792, $14,444, $74,947 and $17,745 in
       1998, 1997, 1996 and 1995, respectively. The 1998 restructuring and asset impairment charges were partially offset by a special credit of $23,610 related to the Company's curtailment of a postretirement benefit plan. Net earnings in 1998 are presented after giving effect to a special income tax charge of $26,000. See Consolidated Statements of Earnings and Notes 8, 9 and 11 to the Consolidated Financial Statements.

(3) The Series A convertible preferred stock pays a cash dividend at an annual rate of $2.00 per share, payable quarterly in arrears, and is subject to mandatory redemption on March 31, 2018 at $50 per share, plus any accrued and unpaid dividends. Dividends of $0.50 per share were declared for each of the four quarters of 1999 and the last three quarters of 1998 following the issuance of the shares in the transactions associated with the Merger.

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

(5) Since, prior to the Merger, the Company did not have a separately identifiable capital structure, shareholders' equity for 1995 through 1997 represents the net assets of Cryovac.

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


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On March 31, 1998, the Company (formerly known as W.R. Grace & Co.) and the former Sealed Air Corporation ("old Sealed Air") completed a series of transactions as a result of which:

(a) The specialty chemicals business of the Company was separated from its packaging business, after which the packaging business ("Cryovac") was held by one group of wholly owned subsidiaries, and the specialty chemicals business was held by another group of wholly owned subsidiaries ("New Grace"); the Company and Cryovac borrowed approximately $1.26 billion under two revolving credit agreements (the "Credit Agreements") (which, as amended, are discussed below) and transferred substantially all of those funds to New Grace; and the Company distributed all of the outstanding shares of common stock of New Grace to its shareholders. As a result, New Grace became a separate publicly owned corporation that is unrelated to the Company. These transactions are referred to below as the "Reorganization."

(b) The Company recapitalized its outstanding shares of common stock, par value $0.01 per share, into a new common stock and Series A convertible preferred stock (the "Series A Preferred Stock"), each with a par value of $0.10 per share (the "Recapitalization").

(c) A subsidiary of the Company merged into old Sealed Air (the "Merger"), with old Sealed Air being the surviving corporation. As a result of the Merger, old Sealed Air became a subsidiary of the Company. The Company was renamed Sealed Air Corporation.

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

In order to facilitate a review of the factors that affected the Company's 1999 operating results, the Company has included selected unaudited pro forma financial information in Note 19 to the Consolidated Financial Statements. References to this information are included below in the discussion of results of operations to assist in understanding the factors other than the Merger and its related transactions that affected the Company's operating results in the periods covered by the Company's Management's Discussion and Analysis.

RESULTS OF OPERATIONS

DISCUSSION AND ANALYSIS OF REPORTED OPERATING RESULTS

The Company's net sales increased 13% in 1999 compared with 1998 and 37% in 1998 compared with 1997.

Most of the increase in net sales in 1999 and 1998 on a consolidated and geographic basis as well as most of the increase in cost of sales, marketing, administrative and development expenses and the substantial increase in goodwill amortization were primarily due to the inclusion of the protective packaging business of old Sealed Air in the entire 1999 period and in the last three quarters of 1998, and adjustments arising from the Merger, the Reorganization and the Recapitalization.

Net sales of the Company's food and specialty packaging segment constituted 62% of net sales in 1999, 67% in 1998 and 87% in 1997. The balance of the net sales were of products in the Company's protective packaging segment. The decline in the proportion of the Company's net sales in the food and specialty packaging segment was primarily due to the added sales of old Sealed Air's protective packaging products after the Merger.

Net sales of food and specialty packaging products increased 5% in 1999 and 6% in 1998. The increase in both periods was due to higher unit volume and the inclusion of old Sealed Air's absorbent and other food packaging products in this segment after the Merger, partially offset by the negative effect of foreign currency translation. The increase in net sales in 1998 was also partially offset by certain lower average selling prices in certain product lines and changes in product mix. Among the major classes of products in this segment, net sales of flexible packaging materials and related equipment increased 3% in 1999 and 2% in 1998. The increase in both periods was due primarily to higher unit volume and the addition of old Sealed Air's products, partially offset by the negative effect of foreign currency translation. Net sales of rigid packaging and absorbent products increased 22% in 1999 and 71% in 1998. The increase in 1999 was primarily due to higher unit volume, and net sales in both periods also increased substantially due to the inclusion of old Sealed Air's absorbent products in this class of products following the Merger.

Net sales of protective packaging products increased 31% in 1999 and 236% in 1998. The increase in 1999 was due to the inclusion of old Sealed Air's protective packaging products for the full twelve months of 1999 compared to only the last nine months of 1998, increased unit volume and, to a lesser extent, the added net sales of several small acquired businesses. The increase in 1998 reflected higher unit volume but was primarily due to the additional net sales of old Sealed Air's protective packaging products following the Merger.

Gross profit as a percentage of net sales was 36.2% in 1999, 34.7% in 1998 and 35.2% in 1997. The increase in 1999 was due to the higher level of net sales and cost reductions arising out of improvements in the Company's operations partially offset by certain higher raw material prices for certain of the Company's products. The decrease in 1998 compared to 1997 was due to a non-cash inventory charge of $8 million during the second quarter of 1998, resulting from the turnover of certain of the Company's inventories previously stepped up to fair value in connection with the accounting for the Merger, to higher levels of depreciation arising from capital expenditures made in prior years, and to inventory and equipment parts provisions in 1998, partially offset by certain lower raw material costs.

Marketing, administrative and development expenses increased 8% in 1999 and 34% in 1998. The 1999 and 1998 increases were due primarily to the addition of the operating costs of old Sealed Air following the Merger and to integration and information system costs. The substantial majority of the Merger integration costs incurred in 1998 met the accounting and reporting requirements for restructuring and asset impairment treatment. These costs are discussed below and also in the later paragraphs discussing the Company's restructuring program. In addition, during the first quarter of 1998, Cryovac incurred $18,044,000 of corporate allocations from Grace. Such allocations ceased upon the Merger. Marketing, administrative and development expenses as a percentage of net sales were 18.6% in 1999, 19.4% in 1998 and 19.8% in 1997. The 1999 expense level reflects continued improvements in the Company's operations.

Goodwill amortization increased in each year primarily due to goodwill resulting from the Merger.

The Company did not incur restructuring charges in 1999. Restructuring costs and asset impairments were $110,792,000 in 1998 and $14,444,000 in 1997. The Company's 1998 restructuring and other charges, net, reflect a $23,610,000 special credit to operations relating to the curtailment of certain post-retirement benefits. The 1997 Cryovac restructuring costs include $3,616,000 primarily related to a restructuring of Cryovac's European operations and asset impairment charges of $10,828,000 for certain long-lived assets that were determined to be impaired.

Operating profit increased 74% in 1999 but decreased 3% in 1998. These changes reflect an increase in net sales and the changes in costs and expenses discussed above which included in 1998 the restructuring and other charges, net. Before giving effect to corporate operating expenses, consisting primarily of goodwill amortization and restructuring and other charges, net, operating profit of the Company's food and specialty packaging segment constituted 55% and 61% of operating profit in 1999 and 1998, respectively. The balance of operating profit arose from the Company's protective packaging segment. The decline in the proportion of the Company's operating profit in the food and specialty packaging segment was primarily due to the added operating profit of old Sealed Air's protective packaging products after the Merger. Due to the Merger, it is not practicable to provide segmented operating profit information for 1997. Operating profit as a percentage of net sales was 15.9% in 1999, 10.3% in 1998 and 14.6% in 1997.

Interest expense increased in 1999 and 1998 since the indebtedness incurred under the Credit Agreements was outstanding for the full twelve months of 1999 but only for the last nine months of 1998. There is no interest expense reflected in the statement of earnings for 1997 since Grace generally borrowed on behalf of Cryovac and did not allocate borrowings or their related interest expense to Cryovac.

The changes in other income (expense), net, in each year primarily reflect the effects of foreign exchange transactions.

The Company's effective income tax rates were 46.6%, 46.7% and 34.1% in 1999, 1998 and 1997, respectively. The 1999 effective tax rate was higher than statutory rates due to the non-deductibility of goodwill amortization. The 1998 effective rate noted above excludes the effects of the $87,182,000 of net restructuring and other charges and a $26,000,000 special income tax charge for the assumed repatriation to the U.S. of the portion of the accumulated earnings of the Company's foreign subsidiaries that were not considered to be permanently invested in their businesses. Including these items, the effective rate for 1998 was 63.3% and was higher than statutory rates primarily due to the charges noted above and the non-deductibility of goodwill amortization for tax purposes. The Company expects that its effective tax rate will continue to remain higher than statutory rates for 2000 due primarily to the non-deductibility of goodwill amortization for tax purposes. The effective tax rate in 1997 was lower than the 1998 effective tax rate primarily due to the significantly higher levels of non-deductible goodwill amortization in 1998 and changes in U.S. and foreign taxes on foreign operations.

Net earnings increased 190% to $211,461,000 in 1999 compared to $73,007,000 in 1998, primarily resulting from the Company's higher operating profit in 1999 and the absence in 1999 of the special income tax charge incurred in 1998 as discussed above. Net earnings decreased 58% in 1998 due primarily to the decline in operating profit as well as the higher levels of interest expense and income taxes.

Basic earnings per common share were $1.69 for 1999, $0.04 for 1998 and $2.54 for 1997. Diluted earnings per common share were $1.68 for 1999, $0.02 for 1998 and $2.39 for 1997. Earnings per common share were calculated in accordance with Staff Accounting Bulletin No. 98, "Computation of Earnings Per Share", for the 1998 and 1997 periods, since the Company did not have a separately identifiable capital structure upon which a calculation of earnings per common share could be based prior to March 31, 1998. Accordingly, net earnings were reduced for preferred stock dividends (as if such shares had been outstanding during each year) to arrive at earnings ascribed to common shareholders.

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

The business operating changes made as result of the Company's combined operating plan include the following:

- Combining or eliminating certain small facilities and administrative support functions;

- Reorganizing sales and marketing to add sales people in the field and increase customer access;

- Integrating Cryovac's industrial and consumer films product line into the Company's protective packaging business segment;

- Leveraging Cryovac's infrastructure in Latin America and Asia to accelerate growth of the Company's protective packaging business segment;

-    Eliminating layers of management;

- Centralizing Cryovac's U.S. research facilities to capitalize more efficiently on R & D strengths;

-    Streamlining the Cryovac manufacturing organization; and

- Identifying impaired and unnecessary facilities and equipment in connection with the combined operating plan.

The portion of the 1998 restructuring and asset impairment charge applicable to the Company's food and specialty packaging segment amounted to $97,064,000, and the portion applicable to the protective packaging segment amounted to $14,010,000.

As part of the restructuring, the Company eliminated approximately 750 positions through December 31, 1999, or 5% of its total workforce. As of December 31, 1999, all restructuring actions including employee severances and asset dispositions were substantially completed. There remains to be paid in future periods approximately $5 million of the original $43 million estimate of cash outlays. Such remaining outlays are principally for employee severances, lease terminations and other exit costs.

The Company expects to realize approximately $45 million in annual operating cost savings beginning in the year 2000. The anticipated $45 million savings include reductions in depreciation and amortization of approximately $8 million per annum, which began in the fourth quarter of 1998, and reductions in cash operating expenses of approximately $37 million per annum that relate primarily to payroll and related payroll tax and benefit expenses. The reductions in cash operating expenses began upon elimination of the employee positions. The Company estimates that approximately $30 million of these cash operating expense reductions were realized in 1999; these reductions were modest in amount for 1998. Of the $45 million anticipated savings, approximately 40% should be realized from reductions in manufacturing costs and 60% should be realized from reductions in other operating costs. Additional information is included in Note 9 to the Consolidated Financial Statements.

DISCUSSION AND ANALYSIS OF PRO FORMA OPERATING RESULTS

The following discussion compares the Company's 1999 reported operating results and the unaudited selected pro forma earnings statement information for 1998 and 1997 that appear in Note 19 to the Consolidated Financial Statements. The 1998 and 1997 pro forma information has been prepared as if the Reorganization, the Recapitalization and the Merger had occurred on January 1, 1997 and illustrates the operations of Cryovac and old Sealed Air on a combined basis in 1997 and 1998. However, it is not intended to represent what the Company's actual results of operations would have been in 1997 or 1998 had these transactions actually occurred on January 1, 1997.

Net sales increased 4% in 1999 to $2,839,636,000 and increased 2% in 1998 to $2,719,508,000. The increase in both periods was due primarily to higher unit volume. In addition, average selling price and product mix changes had a minor negative effect on net sales in 1998.

Excluding the negative effect of foreign currency translation, net sales in 1999 and 1998 would have increased 6% and 5%, respectively. In 1999, net sales continued to be affected by the continued weakness of foreign currencies compared with the U.S. dollar in Latin America and Europe. Net sales were affected in 1998 by the continued weakness of foreign currencies compared with the U.S. dollar, particularly in the Asia-Pacific and Latin American regions, sluggish sales in Asia and other markets, and the spillover effect of the Asian economic crisis into other markets.

Net sales from North American operations increased 5% in 1999 compared to 1998 and 4% in 1998 compared to 1997 primarily due to increased unit volume. In 1999 and 1998, the net sales in North America represented 57% and in 1997 represented 55% of consolidated net sales, respectively. Substantially all of the North American net sales for each year represent net sales from the United States.

Net sales from foreign operations, which represented 43% of net sales in 1999 and 1998, and 45% of net sales in 1997, increased 4% in 1999 and decreased 1% in 1998. The increase in 1999 was primarily due to higher unit volume and, to a lesser extent, the added net sales of several small acquired businesses, partially offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales would have increased 8% in 1999. The decrease in 1998 was primarily due to the negative effect of foreign currency translation. Excluding this negative effect, foreign net sales would have increased 6% primarily due to increased unit volume. No country other than the United States accounts for more than 10% of the Company's total net sales.

Net sales of the Company's food and specialty products segment increased 3% in 1999 and increased marginally in 1998. The increase in 1999 was due primarily to higher unit volume partially offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales of this segment would have increased 6% in 1999. The increase in 1998 was due primarily to increased unit volume partially offset by the negative effect of foreign currency translation, certain lower average selling prices in certain product lines and changes in product mix. Excluding the effect of foreign currency translation, net sales of this segment would have increased 5% in 1998.

Net sales of the Company's protective packaging segment increased 7% in 1999 and 3% in 1998. The increase in 1999 was primarily due to higher unit volume and, to a lesser extent, the added net sales of several small acquired businesses partially offset by the negative effect of foreign currency translation. The increase in 1998 was primarily due to higher unit volume, which was partially offset by the negative effect of foreign currency translation, and certain lower average selling prices in certain product lines. Excluding the effect of foreign currency translation, net sales in this segment would have increased 8% in 1999 and 5% in 1998.

Gross profit as a percentage of net sales was 36.2% for 1999, 35.2% in 1998, and 35.7% in 1997. The increase in 1999 was due to the higher level of net sales and cost reductions arising out of improvements in the Company's operations, partially offset by certain higher raw material prices for certain of the Company's products. The decrease in 1998 as compared to 1997 was primarily due to the higher levels of depreciation arising from capital expenditures made in prior years and to inventory and equipment parts provisions in 1998, partially offset by certain lower raw material costs. The Company also incurred certain manufacturing and product introduction costs that affected the first quarter of 1998. Pro forma cost of sales in 1998 excludes the $8 million non-cash inventory charge that the Company incurred during the second quarter of 1998 discussed above.

Marketing, administrative and development expenses as a percentage of net sales was 18.6% in 1999, 19.0% in 1998 and 18.5% in 1997. The decrease in 1999 compared to 1998 reflects the continued improvements in the Company's operations, partially offset by integration expenses and increases in information systems costs. The marginal increase in 1998 compared to 1997 resulted primarily from merger integration activities and information system costs.

Operating profit increased 15% in 1999 but decreased 5% in 1998, before giving effect to the net restructuring and other charges in 1998 and 1997. The increase in 1999 was due primarily to the higher level of net sales and the changes in costs and expenses discussed above. The decrease in 1998 was primarily due to the changes in gross profit and marketing, administrative and development expenses discussed above.

Other expense, net, primarily reflects interest expense. The decrease in all periods was primarily due to a decrease in interest expense resulting from the lower level of debt outstanding in each period compared to the prior year. In addition, the 1999 decrease in other expense, net, also reflects lower exchange losses related to the effects of foreign exchange transactions.

Net earnings increased to $211,461,000 in 1999 primarily due to the higher level of operating profit but declined to $81,492,000 in 1998 from $184,535,000 in 1997 primarily due to the lower level of operating profit and higher income taxes.

Basic and diluted earnings per common share amounted to $1.69 and $1.68 for 1999, respectively, and $0.14 and $0.12, respectively, for 1998, on a pro forma basis, compared with $1.35 basic and diluted earnings per common share for 1997, on a pro forma basis. The effect of the conversion of the Company's outstanding convertible preferred stock is not considered in the calculation of diluted earnings per common share as the effect is anti-dilutive (i.e., would increase earnings per common share to $1.85 for 1999 compared with $1.43 for 1998 and $1.51 for 1997, on a pro forma basis and excluding the effects in 1998 and 1997 of the net restructuring and other charges and in 1998 the special income tax charge discussed above).

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash flows from operations and amounts available under the Company's existing lines of credit, including principally the Credit Agreements described below.

Net cash provided by operating activities amounted to $430,354,000 in 1999, $411,646,000 in 1998 and $235,314,000 in 1997. The increase in 1999 was due to net earnings from the inclusion of the operations of old Sealed Air for the full twelve months of 1999 as well as increased net earnings. This increase was partially offset by changes in operating assets and liabilities in the ordinary course of business, which included the timing of cash payments related to the restructuring and related charges. The increase in cash flow in 1998 was primarily due to the inclusion of the operations of old Sealed Air from April 1, 1998 and changes in operating assets and liabilities arising in the ordinary course of business.

Net cash used in investing activities amounted to $97,285,000 in 1999, $38,316,000 in 1998 and $115,339,000 in 1997. In each year, the net cash used in investing activities was used primarily for capital expenditures and acquisitions. The increase in net cash used in 1999 was due primarily to the absence in 1999 of the cash acquired from old Sealed Air in the Merger, which in 1998 more than offset the cash used for other acquisitions and partially offset the cash used for capital expenditures. The 1999 period also includes $25,811,000 of cash used to make various small acquisitions in 1999.

Capital expenditures were $75,080,000 in 1999, $82,408,000 in 1998 and
$101,997,000 in 1997. Capital expenditures for the Company's food and specialty packaging segment amounted to $51,307,000 and $48,497,000 in 1999 and 1998, respectively, and capital expenditures for the protective packaging segment amounted to $23,773,000 and $31,487,000 in 1999 and 1998, respectively. There were no corporate capital expenditures in 1999 compared to $2,424,000 in 1998. Due to the Merger, it is not practicable to provide segment information for 1997. The decrease in capital expenditures in 1999 compared to 1998 was primarily due to the management of capital planning and project spending; however, the Company currently anticipates that capital expenditures in 2000 will be in the range of $125 million to $150 million. The decrease in 1998 reflects the completion in 1997 and early 1998 of several of Cryovac's major manufacturing expansion programs. As the assets of old Sealed Air were acquired in the Merger through the issuance of common stock, the consolidated statement of cash flows for 1998 does not reflect the changes in the related balance sheet items caused by the addition of old Sealed Air's assets and liabilities, except for old Sealed Air's cash balance. The acquisition of such net assets is reflected as supplementary information in
Note 15 to the Consolidated Financial Statements.

Net cash used in financing activities amounted to $367,183,000 in 1999, $325,093,000 in 1998 and $119,975,000 in 1997. The net cash used in financing activities in 1999 and 1998 was used primarily to refinance or repay outstanding debt, principally under the Credit Agreements, to pay dividends on the Company's Series A preferred stock and to purchase treasury stock. The 1999 period reflects the issuance of Senior Notes and Euro Notes, described below, the net proceeds of which (approximately $500,491,000) were used to refinance debt under the Credit Agreements. Since the Merger, the Company has reduced its debt by approximately $501,000,000. Cash flows from financing activities in 1998 also reflected the proceeds from borrowings under the Credit Agreements, offset by the transfer of funds to New Grace in connection with the Reorganization. The net cash used in financing activities in 1997 reflects net cash that was advanced by Cryovac to Grace as part of Grace's centralized cash management system, whereby cash received from operations was transferred to, and disbursements were funded from, Grace's centralized corporate accounts.

At December 31, 1999, the Company had working capital of $221,130,000, or 6% of total assets, compared to working capital of $309,624,000, or 8% of total assets, at December 31, 1998. The decline in working capital in 1999 reflects an increase in short-term borrowings and the improvement in the Company's operations resulting in lower levels of cash and cash equivalents and inventories. These changes were partially offset by an increase in notes and accounts receivable, as well as a reduction in other current liabilities relating primarily to payments made during 1999 related to restructuring.

The ratio of current assets to current liabilities (current ratio) was 1.4 at December 31, 1999 compared with 1.6 at December 31, 1998. The ratio of current assets less inventory to current liabilities (quick ratio) was 1.0 at December 31, 1999 and 1.1 at December 31, 1998. The decreases in these ratios in 1999 resulted primarily from the decreases in working capital discussed above.

At December 31, 1999, the Company's outstanding debt consisted primarily of borrowings made under the Credit Agreements, the Senior Notes, and the Euro Notes, described below, and certain other loans incurred by the Company's subsidiaries. The Company's outstanding debt as of December 31, 1998 primarily included borrowings under the Credit Agreements and certain other loans incurred by the Company's subsidiaries.

During 1999, the Company issued euro 200 million (approximately $205 million, at the then current exchange rate) aggregate principal amount of 7-year 5.625% notes (the "Euro Notes") and $300 million aggregate principal amount of 10-year 6.95% senior notes (the "Senior Notes"). The net proceeds from these note issuances of approximately $500,491,000 in the aggregate were used to refinance outstanding borrowings under the Credit Agreements. As of December 31, 1999, the Company has entered into certain forward-starting interest rate swap agreements that have the effect of converting a portion of these fixed rate notes to variable rate debt at U.S. denominated rates which ranged from 6.2% to 6.5%, and euro denominated rates which ranged from 3.8% to 4.4% at December 31, 1999.

The Company's two principal Credit Agreements are a 5-year revolving credit facility that expires on March 30, 2003 (included in long-term debt) and a 364-day revolving credit facility that expires on March 27, 2000 (included in short-term borrowings). The Company intends to renew the 364-day revolving credit facility prior to its expiration for an additional 364-day period. During 1999, the Company voluntarily reduced the amounts available under the Credit Agreements to $1.125 billion in the aggregate and expects further voluntary reductions totaling $225 million in connection with the renewal of the 364-day revolving credit facility. As of December 31, 1999 and 1998, outstanding borrowings were $160,978,000 and $990,000,000, respectively, under the 5-year revolving credit facility and $38,342,000 and $19,933,000, respectively, under the 364-day revolving credit facility. The Credit Agreements provide that the Company and certain of its subsidiaries may borrow for various purposes, including the refinancing of existing debt, the provision of working capital and other general corporate needs, including acquisitions and capital expenditures. Amounts repaid under the Credit Agreements may be reborrowed from time to time. As of December 31, 1999, facility fees were payable on the total amounts available under the Credit Agreements and amounted to 0.095% and 0.100% per annum under the 5-year revolving credit facility and the 364-day revolving credit facility, respectively.

The Company's obligations under the Credit Agreements bear interest at floating rates. The weighted average interest rate under the Credit Agreements was approximately 6.0% at December 31, 1999 and 5.8% at December 31, 1998. The Company had certain interest rate and currency swaps outstanding at December 31, 1999, and had certain interest rate swap agreements outstanding at December 31, 1998 related to its obligations under the Credit Agreements. These agreements had the effect of fixing or adjusting the interest rates on a portion of such debt. The weighted average interest rate at December 31, 1999 and 1998 did not change significantly as a result of these derivative financial instruments.

The Credit Agreements provide for changes in borrowing margins based on financial criteria and the Company's senior unsecured debt ratings. The Credit Agreements, Senior Notes and Euro Notes impose certain limitations on the operations of the Company and certain of its subsidiaries. The Company was in compliance with these requirements as of December 31, 1999.

At December 31, 1999, the Company had available lines of credit, including those available under the Credit Agreements, of approximately $1.3 billion of which approximately $1.1 billion were unused.

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

The Company's shareholders' equity was $551,030,000 at December 31, 1999 compared to $437,045,000 at December 31, 1998. Shareholders' equity increased in 1999 due to the Company's net earnings of $211,461,000, which were partially offset by preferred stock dividends of $71,422,000 and by an additional foreign currency translation adjustment of $46,678,000.

OTHER MATTERS

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates and foreign currency exchange rates, which may adversely affect its results of operations and financial condition. The Company seeks to minimize these risks through regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company does not purchase, hold or sell derivative financial instruments for trading purposes.

INTEREST RATES

The Company uses interest rate swaps to manage its exposure to fluctuations in interest rates. The Company also uses interest rate collars to reduce the Company's exposure to fluctuations in the rate of interest by limiting interest rates to a given range. At December 31, 1999, the Company had forward-starting interest rate swaps, that have the effect of converting a portion of the Company's fixed rate debt to variable rate debt, and an interest rate collar agreement, maturing at various dates through November 2004, with a combined aggregate notional amount of approximately $159,000,000 compared with interest rate swap and collar agreements with a combined aggregate notional amount of $265,000,000 at December 31, 1998. The interest rate swap agreements outstanding at December 31, 1998 had the effect of converting a portion of the Company's variable rate debt to fixed rate debt. The fair value of these agreements, which represents the estimated net payment that would be made by the Company to terminate the agreements as advised by the Company's banks, was $1,260,000 at December 31, 1999. A hypothetical 10% increase in interest rates would increase the amount to be paid by the Company to terminate these agreements by approximately $2,756,000.

The fair value of the Company's fixed rate debt also varies with changes in interest rates. Generally, the fair value of fixed rate debt will increase as interest rates fall and decrease as interest rates rise. At December 31, 1999, the carrying value of the Company's total debt was $824,677,000, of which $502,244,000 was fixed rate debt. At December 31, 1998, the carrying value of the Company's total debt was $1,081,657,000 of which $3,477,000 was fixed rate debt. The estimated fair value of the Company's total debt, which includes the cost of replacing the Company's fixed rate debt with borrowings at current market rates, was approximately $787,589,000 at December 31, 1999 compared to $1,082,392,000 at December 31, 1998. A hypothetical 10% decrease in interest rates would result in an increase in the fair value of the total debt balance of approximately $23,138,000.

FOREIGN EXCHANGE CONTRACTS

The Company uses interest rate and currency swaps to limit foreign exchange exposure and limit or adjust interest rate exposure by swapping certain borrowings in U.S. dollars for borrowings denominated in foreign currencies. At December 31, 1999, the Company had interest rate and currency swap agreements, maturing through March 2002, with an aggregate notional amount of approximately $5,000,000 compared to an aggregate notional amount of $23,000,000 at December 31, 1998. The estimated fair value of these contracts, which represents the estimated net payment that would be received by the Company in the event of termination of these agreements based on the then current interest rates and foreign exchange rates, was $85,000 at December 31, 1999. A hypothetical 10% decrease in interest rates would result in an immaterial change in the amount to be received by the Company to terminate these agreements. A hypothetical 10% adverse change in foreign exchange rates at December 31, 1999 would cause the Company to pay approximately $442,000 to terminate these contracts. However, since these contracts hedge foreign currency denominated transactions, any change in the fair value of the contracts would be offset by changes in the underlying value of the transaction being hedged.

The Company uses foreign currency forwards to fix the amount payable on certain transactions denominated in foreign currencies. At December 31, 1999, the Company did not have any material foreign currency forward contracts outstanding while at December 31, 1998, an aggregate notional amount of approximately $12,800,000 was outstanding.

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

YEAR 2000 COMPUTER SYSTEM COMPLIANCE

The Company completed addressing its Year 2000 issues by December 31, 1999. Year 2000 issues arose from computer programs that utilize only the last two digits of a year to define a particular year rather than the complete four digits. As a result, there was a concern that certain computer programs would not properly process certain dates, particularly those that fall into the year 2000 or subsequent years. Year 2000 issues affected both computer-based information systems and systems with embedded microcontrollers or microcomputers.

The Company incurred total costs, including an estimate of internally incurred cost, of approximately $8 million to address Year 2000 issues. The Company did not experience any significant disruptions to its financial or operating activities caused by failure of its computers and systems resulting from Year 2000 issues. Additionally, the Company did not defer any significant information technology projects due to Year 2000 issues. The Company does not expect Year 2000 issues to have a significant effect on the Company's operations or financial results in the future.

RISKS

Most Year 2000 issues would have occurred on or about January 1, 2000; however, such issues may still arise in the future. While the Company believes that it has taken all steps reasonably necessary to assure its ability to conduct business and to safeguard its assets from the effects of Year 2000 issues, risks cannot in every case be eliminated.

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

In 1998, the Company established plans to address the systems and business issues raised by the euro currency conversion. These issues include, among others, (a) the need to adapt computer, accounting and other business systems and equipment to accommodate euro-denominated transactions, (b) the need to modify banking and cash management systems in order to be able to handle payments between customers and suppliers in legacy currencies and euros between 1999 and 2002, (c) the requirement to change the base statutory and reporting currency of each subsidiary in the participating countries into euros during the transition period, (d) the foreign currency exposure changes resulting from the alignment of the legacy currencies into the euro, and (e) the identification of material contracts and sales agreements whose contractual stated currency will need to be converted into euros.

The Company believes that it will be euro compliant by January 1, 2002. The Company has implemented plans to accommodate euro-denominated transactions and to handle euro payments with third party customers and suppliers in the participating countries. The Company plans to meet the requirement to convert statutory and reporting currencies to the euro by acquiring and installing new financial software systems. If there are delays in such installation, the Company plans to pursue alternate means to convert statutory and reporting currencies to the euro by 2002. The Company expects that its foreign currency exposures will be reduced as a result of the alignment of legacy currencies, and the Company believes that all material contracts and sales agreements requiring conversion will be converted to euros prior to January 1, 2002.

Although additional costs are expected to result from the implementation of the Company's plans, the Company also expects to achieve benefits in its treasury and procurement areas as a result of the elimination of the legacy currencies. Since the Company has operations in each of its business segments in the participating countries, each of its business segments will be affected by the conversion process. However, the Company expects that the total impact of all strategic and operational issues related to the euro conversion and the cost of implementing its plans for the euro conversion will not have a material adverse impact on its consolidated financial condition, results of operations or reportable segments.

RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

In June 1999, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." This Statement defers the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, which the Company expects to adopt beginning January 1, 2001, establishes accounting and operating standards for hedging activities and derivative instruments, including certain derivative instruments embedded in other contracts. The Company is reviewing the potential impact, if any, of SFAS No. 133 on its Consolidated Financial Statements.

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

While the Company is not aware that any of the factors listed below will adversely affect the future performance of the Company, the Company recognizes that it is subject to a number of uncertainties, such as business and market conditions in Asia, Latin America and other geographic areas around the world, changes in the value of foreign currencies against the U.S. dollar, the ability of the Company to realize fully the benefits of the restructuring program relating to the integration of old Sealed Air and Cryovac, the success of certain information systems projects, general economic, business and market conditions, conditions in the industries and markets that use the Company's packaging materials and systems, the development and success of new products, the Company's success in entering new markets, competitive factors, raw material availability and pricing, changes in the Company's relationships with customers and suppliers, future litigation and claims (including environmental matters) involving the Company, changes in domestic or foreign laws or regulations, or difficulties related to any remaining Year 2000 issues or the euro conversion.

SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
Years Ended December 31, 1999, 1998 and 1997
(In thousands of dollars, except per share data)


                                                                               1999                1998             1997
-------------------------------------------------------------------- ---- --------------- --- --------------- -- ----------------
Net sales                                                            $      2,839,636     $      2,506,756    $  1,833,111
Cost of sales                                                               1,810,914            1,638,020       1,187,109
-------------------------------------------------------------------- ---- --------------- --- --------------- -- ----------------
     Gross profit                                                           1,028,722              868,736         646,002
Marketing, administrative and development expenses                            527,126              486,160         363,454
Goodwill amortization                                                          49,404               36,062             360
Restructuring and other charges, net                                             --                 87,182          14,444
-------------------------------------------------------------------- ---- --------------- --- --------------- -- ----------------
     Operating profit                                                         452,192              259,332         267,744
Interest expense                                                              (58,126)             (53,629)             --
Other income(expense), net                                                      1,587               (6,756)         (4,072)
-------------------------------------------------------------------- ---- --------------- --- --------------- -- ----------------
     Earnings before income taxes                                             395,653              198,947         263,672
Income taxes                                                                  184,192              125,940          89,940
-------------------------------------------------------------------- ---- --------------- --- --------------- -- ----------------
     NET EARNINGS                                                    $        211,461     $         73,007     $   173,732
=================================================================================================================================
Add:  Excess of book value over repurchase price of
     Series A preferred stock                                                   1,568                1,798
Less:  Series A preferred stock dividends                                      71,422               53,921
Less:  Retroactive recognition of preferred stock dividends                       --                18,011          72,044
-------------------------------------------------------------------- ---- --------------- --- --------------- -- ----------------
     Net earnings ascribed to common shareholders                    $        141,607     $          2,873     $   101,688
=================================================================================================================================
Earnings per common share :
     Basic                                                           $           1.69     $           0.04     $      2.54
     Diluted                                                         $           1.68     $           0.02     $      2.39
=================================================================================================================================

See accompanying Notes to Consolidated Financial Statements

SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1999 and 1998
(In thousands of dollars, except share data)

                                                                                                 1999               1998

-------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                                              $       13,672     $      44,986
    Notes and accounts receivable, net of allowances for doubtful
               accounts of $21,396 in 1999 and $17,945 in 1998                                    470,046           453,124
    Inventories                                                                                   245,934           275,312
    Prepaid expenses                                                                                9,976            11,316
    Deferred income taxes                                                                          63,596            59,876
-------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                          803,224           844,614
Property and equipment, net                                                                     1,023,409         1,116,582
Goodwill, less accumulated amortization of $84,699 in 1999 and
              $36,083 in 1998                                                                   1,859,958         1,907,736
Deferred income taxes                                                                               8,494            10,758
Other assets                                                                                      160,148           160,240
-------------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                      $    3,855,233     $   4,039,930
===============================================================================================================================
LIABILITIES, PREFERRED STOCK AND SHAREHOLDERS' EQUITY
Current liabilities:
    Short-term borrowings                                                                  $      152,653     $      68,173
    Current portion of long-term debt                                                               6,908            16,958
    Accounts payable                                                                              175,166           176,594
    Other current liabilities                                                                     247,367           273,265
-------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                     582,094           534,990
Long-term debt, less current portion                                                              665,116           996,526
Deferred income taxes                                                                             214,906           200,699
Other liabilities                                                                                  80,425            79,577
-------------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                                      1,542,541         1,811,792
-------------------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 18)
===============================================================================================================================
Authorized 50,000,000 preferred shares. Series A convertible preferred stock,
     $50.00 per share redemption value, authorized 36,021,851 shares in 1999 and 1998, issued 36,015,645 shares in 1999 and 36,021,851 shares in 1998, including 782,400 shares in 1999 and 200,000 shares in 1998 in treasury,
     mandatory redemption in 2018                                                               1,761,662         1,791,093
-------------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
     Common stock, $.10 par value per share.  Authorized 400,000,000 shares;
          issued 84,135,255 shares in 1999 and 83,806,361 shares in 1998                            8,413             8,380
     Additional paid-in capital                                                                   632,230           610,505
     Retained earnings (deficit)                                                                  132,073            (7,966)
     Accumulated translation adjustment                                                          (171,521)         (124,843)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                  601,195           486,076
-------------------------------------------------------------------------------------------------------------------------------
     Less:     Deferred compensation                                                               24,511            28,683
     Less:     Cost of treasury common stock, 535,356 shares in 1999 and
                   494,550 shares in 1998                                                          23,652            17,234
     Less:     Minimum pension liability                                                            2,002             3,114
-------------------------------------------------------------------------------------------------------------------------------
          Total shareholders' equity                                                              551,030           437,045
-------------------------------------------------------------------------------------------------------------------------------
          Total Liabilities, Preferred Stock and Shareholders' Equity                      $    3,855,233     $   4,039,930
===============================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
Years Ended December 31, 1999, 1998 and 1997
(In thousands of dollars)

                                                Additional        Retained                      Treasury
                                 Common          Paid-In          Earnings       Deferred        Common
                                 Stock           Capital         (Deficit)     Compensation      Stock
----------------------------------------------------------------------------------------------------------
Balance at
     December 31, 1996
----------------------------------------------------------------------------------------------------------
Net earnings

Net activity with Grace

Foreign currency translation
----------------------------------------------------------------------------------------------------------
Balance at
     December 31, 1997
----------------------------------------------------------------------------------------------------------
Net earnings for quarter
     ended March  31, 1998

Net activity with Grace

Reorganization and
     Recapitalization                $4,065    $(1,530,292)      $   --         $   --         $   --

Issuance of common stock in
     Merger                           4,262      2,106,490           --           (9,649)          --

Effect of contingent stock
     transactions, net                   52         32,073           --          (19,034)          (182)

Shares issued for non-cash
     compensation                         1            436           --             --             --

Purchase of preferred stock            --            1,798           --             --             --

Purchase of common stock               --             --             --             --          (17,052)

FAS 87 pension adjustment              --             --             --             --             --

Foreign currency translation           --             --             --             --             --

Net earnings-April 1 through
     December 31, 1998                 --             --           45,955           --             --

Dividends on preferred stock           --             --          (53,921)          --             --
----------------------------------------------------------------------------------------------------------
Balance at
 December 31, 1998                    8,380        610,505         (7,966)       (28,683)       (17,234)
----------------------------------------------------------------------------------------------------------
Effect of contingent stock
     transactions, net                   25         12,718           --            4,172            (16)

Shares issued for non-cash
     compensation                         1          5,107           --             --            7,787

Exercise of stock options                 6          2,023           --             --             --

Purchase of preferred stock            --            1,568           --             --             --

Conversion of preferred stock             1            309           --             --             --

Purchase of common stock               --             --             --             --          (14,189)

FAS 87 pension adjustment              --             --             --             --             --

Foreign currency translation           --             --             --             --             --

Net earnings                           --             --          211,461           --             --

Dividends on preferred stock           --             --          (71,422)          --             --
----------------------------------------------------------------------------------------------------------
Balance at
December 31, 1999                    $8,413       $632,230       $132,073       $(24,511)      $(23,652)
----------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.



                                Other Comprehensive Income
                                --------------------------
                                Accumulated      Minimum
                                Translation      Pension        Pre-Merger
                                Adjustment       Liability      Net Assets       Total
------------------------------------------------------------------------------------------
Balance at
     December 31, 1996           $(47,135)                     $1,428,925     $1,381,790
------------------------------------------------------------------------------------------
Net earnings                                                      173,732        173,732

Net activity with Grace                                          (119,975)      (119,975)

Foreign currency translation      (82,919)                                       (82,919)
------------------------------------------------------------------------------------------
Balance at
     December 31, 1997           (130,054)                      1,482,682      1,352,628
------------------------------------------------------------------------------------------
Net earnings for quarter
     ended March  31, 1998                                         27,052         27,052

Net activity with Grace                                            23,939         23,939

Reorganization and
     Recapitalization               --             --          (1,533,673)    (3,059,900)

Issuance of common stock in
     Merger                         --             --                          2,101,103

Effect of contingent stock
     transactions, net              --             --                             12,909

Shares issued for non-cash
     compensation                   --             --                                437

Purchase of preferred stock         --             --                              1,798

Purchase of common stock            --             --                            (17,052)

FAS 87 pension adjustment           --           (3,114)                          (3,114)

Foreign currency translation       5,211           --                              5,211

Net earnings-April 1 through
     December 31, 1998              --             --                             45,955

Dividends on preferred stock        --             --                            (53,921)
------------------------------------------------------------------------------------------
Balance at
 December 31, 1998              (124,843)        (3,114)                         437,045
------------------------------------------------------------------------------------------
Effect of contingent stock
     transactions, net              --             --                             16,899

Shares issued for non-cash
     compensation                   --             --                             12,895

Exercise of stock options           --             --                              2,029

Purchase of preferred stock         --             --                              1,568

Conversion of preferred stock       --             --                                310

Purchase of common stock            --             --                            (14,189)

FAS 87 pension adjustment           --            1,112                            1,112

Foreign currency translation     (46,678)          --                            (46,678)

Net earnings                        --             --                            211,461

Dividends on preferred stock        --             --                            (71,422)
------------------------------------------------------------------------------------------
Balance at
December 31, 1999              $(171,521)       $(2,002)                        $551,030
------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 1999, 1998 and 1997
(In thousands of dollars)


                                                                    1999          1998         1997
-------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
    Net earnings                                                 $ 211,461    $    73,007    $ 173,732
    Adjustments to reconcile net earnings to cash
       provided by operating activities:
          Depreciation and amortization of property and equipment  146,549        141,457      106,563
          Goodwill and other amortization                           76,850         54,497        4,517
          Amortization of bond discount                                169             --           --
          Non-cash portion of restructuring and other charges, net      --         44,175       14,444
          Deferred tax provisions                                   19,358         24,022       14,981
          Net loss on disposals of property and equipment              149          1,980        2,474
          Non-cash compensation                                      9,934            437           --
          Changes in operating assets and liabilities, net of
           businesses acquired and transfers to/from Grace:
                 Notes and accounts receivable                     (31,984)       (31,560)      (5,236)
                 Inventories                                        21,229         33,110          116
                 Other current assets                                  670           (926)       5,028
                 Other assets                                        1,772        (15,251)     (18,128)
                 Accounts payable                                    1,750          7,685      (23,183)
                 Income taxes payable                              (16,491)        28,302           --
                 Other current liabilities                         (10,299)        45,526      (47,936)
                 Other liabilities                                    (763)         5,185        7,942
------------------------------------------------------------------------------------------------------
                         Net cash provided by operating activities 430,354        411,646      235,314
------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Capital expenditures for property and equipment                (75,080)       (82,408)    (101,997)
    Proceeds from sales of property and equipment                    3,606          1,141        1,882
    Businesses acquired in purchase transactions, net of cash
       acquired                                                    (25,811)        42,951      (15,224)
------------------------------------------------------------------------------------------------------
                         Net cash used in investing activities     (97,285)       (38,316)    (115,339)
------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Net advances to Grace                                              --        (20,369)    (119,975)
     Proceeds from long-term debt                                  572,831      1,259,221
     Payment of long-term debt                                    (903,941)      (265,606)
     Payment of senior debt issuance costs                          (3,412)            --
     Transfer of funds to New Grace                                     --     (1,258,807)
     Net proceeds on short-term borrowings                          74,848         21,732
     Purchases of treasury common stock                            (14,189)       (17,052)
     Purchases of treasury preferred stock                         (27,552)        (8,202)
     Dividends paid on preferred stock                             (71,616)       (36,010)
     Proceeds from stock option exercises and other                  5,848             --
-------------------------------------------------------------------------------------------------------
                         Net cash used in financing activities    (367,183)      (325,093)    (119,975)
-------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents         2,800         (3,251)          --
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
    Net change during the period                                   (31,314)        44,986           --
    Balance, beginning of period                                    44,986             --           --
-------------------------------------------------------------------------------------------------------
Balance, end of period                                            $ 13,672       $ 44,986      $    --
-------------------------------------------------------------------------------------------------------
 See accompanying Notes to Consolidated Financial Statements.


SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 1999, 1998 and 1997
(In thousands of dollars)

                                                                              1999          1998        1997
----------------------------------------------------------------------------------------------------------------
Net earnings                                                               $ 211,461    $  73,007    $ 173,732
Other comprehensive income:
          Minimum pension liability, net of an income tax charge in 1999
               of $1,020 and an income tax benefit in 1998 of $2,360           1,112       (3,114)        --
          Foreign currency translation adjustments                           (46,678)       5,211      (82,919)
----------------------------------------------------------------------------------------------------------------
Comprehensive income                                                       $ 165,895    $  75,104    $  90,813
----------------------------------------------------------------------------------------------------------------
See accompanying Notes to Consolidated Financial Statements.


SEALED AIR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars, except per share data)
--------------------------------------------------------------------------------

NOTE 1 BASIS OF PRESENTATION

GENERAL

On March 31, 1998, the Company (formerly known as W.R. Grace & Co.) and the former Sealed Air Corporation ("old Sealed Air") completed a series of transactions as a result of which:

     (a) The specialty chemicals business of the Company was separated from its packaging business, after which the packaging business ("Cryovac") was held by one group of wholly owned subsidiaries, and the specialty chemicals business was held by another group of wholly owned subsidiaries ("New Grace"); the Company and Cryovac borrowed approximately $1,260,000 under two revolving credit agreements (the "Credit Agreements") (which, as amended, are discussed below) and transferred substantially all of those funds to New Grace; and the Company distributed all of the outstanding shares of common stock of New Grace to its shareholders. As a result, New Grace became a separate publicly owned corporation that is unrelated to the Company. These transactions are referred to below as the "Reorganization".

     (b) The Company recapitalized its outstanding shares of common stock, par value $0.01 per share ("Grace Common Stock"), into a new common stock and Series A convertible preferred stock, each with a par value of $0.10 per share (the "Recapitalization").

     (c) A subsidiary of the Company merged into old Sealed Air (the "Merger"), with old Sealed Air being the surviving corporation. As a result of the Merger, old Sealed Air became a subsidiary of the Company. The Company was renamed Sealed Air Corporation.

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

BASIS OF CONSOLIDATION

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

REVENUE RECOGNITION

Revenue is recognized upon shipment of goods to customers.

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

The cost of property and equipment is depreciated over their estimated useful lives on a straight-line basis as follows: buildings - 20 to 40 years; machinery and other property and equipment - 3 to 20 years.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is amortized on a straight-line basis principally over a 40-year period. Other intangible assets are included in other assets at cost and consist primarily of patents, licenses, trademarks and non-compete agreements. They are amortized over the shorter of their legal lives or their estimated useful lives on a straight-line basis, generally ranging from 3 to 20 years. Identifiable intangibles individually and in the aggregate comprise less than 5% of the Company's consolidated assets.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company periodically reviews the carrying value of its long-lived assets including property and equipment, goodwill and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Impairments are recognized when the expected future undiscounted cash flows derived from such assets are less than their carrying value. For such cases, losses are recognized for the difference between the fair value and the carrying amount. The Company considers various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets. Assets to be disposed of by sale or abandonment, and where management has the current ability to remove such assets from operations, are recorded at the lower of carrying amount or fair value less cost of disposition. Depreciation for these assets is suspended during the disposal period, which is generally less than one year.

STOCK-BASED COMPENSATION

The Company has adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company continues to follow the measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees."

FOREIGN CURRENCY TRANSLATION

In non-U.S. locations that are not considered highly inflationary, the balance sheets are translated at the end of period exchange rates, and statements of earnings are translated at the average exchange rates during the applicable period with translation adjustments accumulated in shareholders' equity. Assets and liabilities of the Company's operations in countries with highly inflationary economies are translated at the end of period exchange rates, except that certain financial statement amounts are translated at historical exchange rates. Items included in statements of earnings of the Company's operations in countries with highly inflationary economies are translated at average rates of exchange prevailing during the period, except that certain financial statement amounts are translated at historical exchange rates.

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

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred and amounted to $56,452, $57,524 and $40,675 in 1999, 1998 and 1997, respectively.

EARNINGS PER COMMON SHARE

Earnings per common share information has been calculated in accordance with SFAS No. 128, "Earnings Per Share," and SAB No. 98, "Computation of Earnings Per Share," since Cryovac did not have a separately identifiable capital structure upon which a calculation of earnings per common share could be based prior to the Reorganization and the Recapitalization.

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

NOTE 3 BUSINESS SEGMENT INFORMATION

The Company operates in two reportable business segments: (i) Food and Specialty Packaging and (ii) Protective Packaging. The Food and Specialty Packaging segment comprises the Company's Cryovac-Registered Trademark- food and specialty packaging products. The Protective Packaging segment includes the aggregation of the Company's packaging products, engineered products and specialty products, which products are principally for non-food applications.

The Food and Specialty Packaging segment includes flexible materials and related systems (shrink film products, laminated films and specialty packaging systems marketed primarily under the Cryovac-Registered Trademark- trademark for a broad range of perishable foods), and rigid packaging and absorbent pads (absorbent pads used for the packaging of meat, fish and poultry, foam trays for supermarkets and food processors, and rigid plastic containers for dairy and other food products). Net sales of flexible materials and related systems were: 1999 -$1,585,073; 1998 - $1,539,817; and 1997 - $1,497,127. Net sales of rigid packaging and absorbent pads were: 1999 - $176,057; 1998 - $144,263; and 1997 -$91,468. Products in this segment are primarily sold to food processors, distributors and food service businesses.

The Protective Packaging segment includes cushioning and surface protection products (including air cellular cushioning materials, films for non-food applications, polyurethane foam packaging systems sold under the Instapak-Registered Trademark- trademark, polyethylene foam sheets and planks, a comprehensive line of protective and durable mailers and bags, certain paper-based protective packaging materials, suspension and retention packaging, and packaging systems) and other products (principally specialty adhesive products). Net sales of cushioning and surface protection products were: 1999 - $1,043,071; 1998 - $794,593; and 1997 - $244,516. Net sales of other products for 1999 and 1998 were approximately 1% of consolidated net sales. Cryovac did not have net sales of other products in 1997. Products in this segment are primarily sold to distributors and manufacturers.

Subsequent to the Merger, Cryovac's film products for non-food applications were integrated into the Protective Packaging segment. The restatement of 1997 operating results to reflect this realignment is not practicable (except to identify the amount of net sales for 1997 provided above) as, prior to the Merger, Cryovac conducted its operations as one business segment, and comparable discrete financial information for 1997 is not available.


                                                                                               1999            1998
--------------------------------------------------------------------------------------------------------------------------
Net sales
     Food and Specialty Packaging                                                           $ 1,761,130    $ 1,684,080
     Protective Packaging                                                                     1,078,506        822,676
-----------------------------------------------------------------------------------------   -----------    -----------
     Total segments                                                                         $ 2,839,636    $ 2,506,756
-----------------------------------------------------------------------------------------   -----------    -----------
Operating profit
     Food and Specialty Packaging                                                           $   289,757    $   238,613
     Protective Packaging                                                                       234,659        155,446
-----------------------------------------------------------------------------------------   -----------    -----------
     Total segments                                                                             524,416        394,059
     Restructuring and other charges, net (1)                                                      --          (87,182)
     Corporate operating expenses (including goodwill amortization of $49,404
        and $36,062 in 1999 and 1998, respectively)                                             (72,224)       (47,545)
-----------------------------------------------------------------------------------------   -----------    -----------
     Total                                                                                  $   452,192    $   259,332
-----------------------------------------------------------------------------------------   -----------    -----------
Depreciation and amortization
     Food and Specialty Packaging                                                           $   112,960    $   113,258
     Protective Packaging                                                                        59,351         45,834
-----------------------------------------------------------------------------------------   -----------    -----------
     Total segments                                                                             172,311        159,092
     Corporate (including goodwill and other amortization)                                       51,088         36,862
-----------------------------------------------------------------------------------------   -----------    -----------
     Total                                                                                  $   223,399    $   195,954
-----------------------------------------------------------------------------------------   -----------    -----------

(1) Restructuring and other charges, net in 1998 were $73,172 for Food and Specialty Packaging (including a net non-cash charge of $46,021) and $14,010 for Protective Packaging (including a net non-cash credit of $1,846).

                                                                                               1999            1998
-----------------------------------------------------------------------------------------   -----------    -----------
Capital expenditures
     Food and Specialty Packaging                                                           $    51,307    $    48,497
     Protective Packaging                                                                        23,773         31,487
-----------------------------------------------------------------------------------------   -----------    -----------
     Total segments                                                                              75,080         79,984
     Corporate                                                                                     --            2,424
-----------------------------------------------------------------------------------------   -----------    -----------
     Total                                                                                  $    75,080    $    82,408
-----------------------------------------------------------------------------------------   -----------    -----------
Assets (2)
     Food and Specialty Packaging                                                           $ 1,291,959    $ 1,440,091
     Protective Packaging                                                                       688,627        644,539
-----------------------------------------------------------------------------------------   -----------    -----------
     Total segments                                                                           1,980,586      2,084,630
     Corporate (including goodwill, net of $1,859,958 and $1,907,736 in 1999
        and 1998, respectively)                                                               1,874,647      1,955,300
-----------------------------------------------------------------------------------------   -----------    -----------
     Total                                                                                  $ 3,855,233    $ 4,039,930
-----------------------------------------------------------------------------------------   -----------    -----------


(2) Plant and equipment facilities and other resources of the Food and Specialty Packaging segment are used to manufacture films (non-food applications) for the Protective Packaging segment. A proportionate share of depreciation and other costs of manufacturing are allocated to the Protective Packaging segment.


GEOGRAPHIC INFORMATION
                                                                          1999         1998          1997
--------------------------------------------------------------------------------------------------------------------------
Net sales: (3)
     North America                                                    $1,617,762   $1,404,779   $  953,281
     Europe                                                              752,486      692,375      526,829
     Latin America                                                       185,418      173,750      152,047
     Asia Pacific                                                        283,970      235,852      200,954
-------------------------------------------------------------------   ----------   ----------   ----------
     Total                                                            $2,839,636   $2,506,756   $1,833,111
-------------------------------------------------------------------   ----------   ----------   ----------
                                                                         1999         1998         1997
-------------------------------------------------------------------   ----------   ----------   ----------
Total long-lived assets: (3)
     North America (4)                                                $2,569,071   $2,716,288   $  694,136
     Europe                                                              281,951      285,834      224,742
     Latin America                                                        58,638       59,292       66,180
     Asia Pacific                                                        133,855      123,144      134,415
-------------------------------------------------------------------   ----------   ----------   ----------
     Total                                                            $3,043,515   $3,184,558   $1,119,473
-------------------------------------------------------------------   ----------   ----------   ----------


(3) Net sales attributed to the geographic areas represent trade sales to external customers. Net sales in North America represent primarily net sales in the United States. No non-U.S. country has net sales in excess of 10% of consolidated net sales or long-lived assets in excess of 10% of consolidated long-lived assets.

(4)  Includes goodwill, net, of $1,859,958 and $1,907,736 in 1999 and 1998,
     respectively.

NOTE 4 ACQUISITIONS

In 1999, the Company made several small acquisitions. These transactions, which were effected in exchange for cash, were accounted for as purchases and were not material to the Company's consolidated financial statements.

In connection with the Merger in 1998, the Company issued 42,624,246 shares of common stock at a value of $49.52 per share and incurred costs of approximately $30,000 for a purchase price of $2,141,000 in exchange for the net assets of old Sealed Air. The fair value of such net assets included approximately $181,000 of property and equipment, approximately $95,800 of working capital (including cash of $51,259), and other long-term net liabilities of approximately $71,500 resulting in principally goodwill of approximately $1,935,700 which is being amortized over a 40-year period.

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

NOTE 5 INVENTORIES


                                                                                December 31,
------------------------------------------------------------------------------------------------------
                                                                            1999            1998
------------------------------------------------------------------------------------------------------
Inventories (at FIFO, which approximates current cost):
     Raw materials                                                        $ 60,596      $  63,805
     Work in process                                                        43,021         50,714
     Finished goods                                                        157,341        176,965
------------------------------------------------------------------------------------------------------
                                                                           260,958        291,484
Reduction of certain inventories to LIFO basis                             (15,024)       (16,172)
------------------------------------------------------------------------------------------------------
     Total                                                               $ 245,934       $ 275,312
------------------------------------------------------------------------------------------------------


Inventories accounted for on a LIFO basis represented approximately 46% and 47% of total inventories at December 31, 1999 and 1998, respectively.

NOTE 6 PROPERTY AND EQUIPMENT


                                                                                 December 31,
------------------------------------------------------------------------------------------------------
                                                                             1999            1998
------------------------------------------------------------------------------------------------------
Land and improvements                                                  $    29,744     $    28,569
Buildings                                                                  396,716         392,020
Machinery and equipment                                                  1,364,454       1,349,716
Other property and equipment                                               115,111         121,252
Construction-in-progress                                                    40,106          54,538
------------------------------------------------------------------------------------------------------
                                                                         1,946,131       1,946,095
Accumulated depreciation and amortization                                 (922,722)       (829,513)
------------------------------------------------------------------------------------------------------
  Property and equipment, net                                          $ 1,023,409     $ 1,116,582
------------------------------------------------------------------------------------------------------


Interest cost capitalized during 1999, 1998 and 1997 was $3,000, $4,994 and $12,775, respectively.

NOTE 7 OTHER LIABILITIES


                                                                               December 31,
------------------------------------------------------------------------------------------------------
                                                                           1999            1998
------------------------------------------------------------------------------------------------------
Other current liabilities:
   Accrued salaries, wages and related costs                              $105,811      $ 98,769
   Accrued restructuring costs (Note 9)                                      5,420        28,355
   Accrued operating expenses                                               76,759        80,152
   Accrued dividends and interest                                           28,497        23,056
   Income taxes payable                                                     30,880        42,933
------------------------------------------------------------------------------------------------------
    Total                                                                 $247,367      $273,265
------------------------------------------------------------------------------------------------------



                                                                                December 31,
-----------------------------------------------------------------------------------------------------
                                                                             1999           1998
-----------------------------------------------------------------------------------------------------
Other liabilities:
     Other postretirement benefits                                         $ 4,309       $ 4,916
     Non-U.S. statutory social security and pension obligations             31,625        28,888
     Other various liabilities                                              44,491        45,773
------------------------------------------------------------------------------------------------------
     Total                                                                 $80,425       $79,577
------------------------------------------------------------------------------------------------------


Non-U.S. statutory social security and pension obligations primarily represent the present value of the Company's unfunded future obligations for certain eligible, active non-U.S. employees based on actuarial calculations.

NOTE 8 INCOME TAXES

The components of earnings before income taxes were as follows:


                                                                      1999              1998            1997
------------------------------------------------------------------------------------------------------------------
Domestic                                                            $233,493          $132,448        $105,694
Foreign                                                              162,160            66,499         157,978
------------------------------------------------------------------------------------------------------------------
     Total                                                          $395,653          $198,947        $263,672
------------------------------------------------------------------------------------------------------------------


The components of the provision for income taxes were as follows:


                                                                       1999              1998           1997
------------------------------------------------------------------------------------------------------------------
Current tax expense:
    Federal                                                         $ 77,391          $ 54,249        $26,905
    State and local                                                   20,455            11,830          5,233
    Foreign                                                           66,988            35,839         42,821
------------------------------------------------------------------------------------------------------------------
         Total current                                               164,834           101,918         74,959
------------------------------------------------------------------------------------------------------------------
Deferred tax expense:
    Federal                                                           10,371             1,315          6,465
    State and local                                                    2,593               283          1,055
    Foreign                                                            6,394            22,424          7,461
-------------------------------------------------------------------------------------------------------------------
         Total deferred                                               19,358            24,022         14,981
-------------------------------------------------------------------------------------------------------------------
         Total provision                                            $184,192          $125,940        $89,940
-------------------------------------------------------------------------------------------------------------------


Deferred tax assets (liabilities) consist of the following:


                                                                                              December 31,
---------------------------------------------------------------------------------------------------------------------
                                                                                         1999               1998
---------------------------------------------------------------------------------------------------------------------
Accruals not yet deductible for tax purposes                                          $ 26,077          $ 28,431
Research and development                                                                12,401            21,027
Postretirement benefits other than pensions                                              1,732             1,944
Employee benefit items                                                                  20,516            11,864
Inventories                                                                             17,617            23,777
Foreign net operating loss carryforwards and investment tax allowances                  24,946            26,490
Other                                                                                    7,792             6,200
------------------------------------------------------------------------------------------------------------------------
     Gross deferred tax assets                                                         111,081           119,733
Valuation allowance                                                                    (15,412)          (16,281)
------------------------------------------------------------------------------------------------------------------------
     Total deferred tax assets                                                          95,669           103,452
------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                                         (122,032)         (128,802)
Intangibles                                                                            (34,055)          (31,698)
Unremitted foreign earnings                                                            (35,750)          (32,204)
Pension                                                                                (21,216)          (18,545)
Capitalized interest                                                                   (14,487)          (12,533)
Other                                                                                  (10,945)           (9,824)
------------------------------------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                                   (238,485)         (233,606)
------------------------------------------------------------------------------------------------------------------------
  Net deferred tax liabilities                                                       $(142,816)        $(130,154)
-----------------------------------------------------------------------------------------------------------------------------


The U.S. federal statutory corporate tax rate reconciles to the Company's effective tax rate as follows:


                                                                              1999              1998              1997
-----------------------------------------------------------------------------------------------------------------------------
Statutory U.S. federal tax rate                                               35.0%             35.0%             35.0%
State income taxes, net of federal tax benefit                                 3.8               4.0               1.5
U.S. and foreign taxes on unremitted earnings                                   .9              14.1               --
Foreign taxes on foreign operations in excess of U.S. tax rates                1.8               2.6              (2.6)
Non-deductible expenses, primarily goodwill amortization                       5.1               7.6               0.2
-----------------------------------------------------------------------------------------------------------------------------
    Effective tax rate                                                        46.6%             63.3%             34.1%
-----------------------------------------------------------------------------------------------------------------------------

The Company has concluded that it is more likely than not that the balance of deferred tax assets, net of the valuation allowance, of $95,669 at December 31, 1999 will be realized based upon anticipated future results. The balance of the valuation allowance of $15,412 at December 31, 1999 is due to the uncertainty of the realization of certain foreign deferred tax assets, primarily relating to foreign investment tax allowances that arose during 1996.

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

As part of the Transaction Agreements, the Company entered into a Tax-Sharing Agreement with New Grace. This Tax-Sharing Agreement provides, among other things, that tax liabilities of Cryovac attributable to periods ended on and prior to the Merger will be substantially the responsibility of New Grace. The Tax-Sharing Agreement also restricts the Company and New Grace from engaging in certain transactions prior to March 31, 2000.

At December 31, 1999, there were $44,517 of foreign net operating loss carryforwards ($14,870 tax effected) and $33,587 of investment tax allowances ($10,076 tax effected), the majority of which originated prior to the Merger, and have no expiration period. In accordance with the Tax-Sharing Agreement, New Grace is entitled to receive the tax benefit of such carryforwards and allowances, as they are realized by the Company.

NOTE 9 RESTRUCTURING COSTS AND OTHER CHARGES, NET

1998 RESTRUCTURING PROGRAM

After the Merger, the Company conducted a review of its operations in order to develop a combined operating plan for old Sealed Air and Cryovac. The review considered organization and business structures and methods, the nature and extent of manufacturing and business operations in each region of the world, including assets and resources deployed, and current business and economic trends. As a result of such review, during the third quarter of 1998, the Company announced and began implementation of a restructuring program. Charges to operations arising out of this program amounted to $111,074 and included $39,848 of employee termination costs, for approximately 750 positions or approximately 5% of its workforce across all functional areas, $3,441 of exit costs and $67,785 of asset impairments related to long-lived assets either held for use or held for disposition. The portion of the 1998 restructuring and asset impairment charge applicable to the Company's food and specialty packaging segment amounted to $97,064 and the portion applicable to the protective packaging segment amounted to $14,010. The asset impairment amount of $67,785 includes write-downs or write-offs of $47,083 for property, plant and equipment, $13,008 for goodwill, and $7,694 for certain other long-lived intangible assets. The $67,785 asset impairment charge includes $20,021 of long-lived assets, primarily machinery and equipment, that have been disposed and the remaining amount of $47,764 are long-lived assets held for use. The Company expects to incur approximately $43,289 of cash outlays to carry out this restructuring program, of which approximately $38,293 was paid through December 31, 1999. These cash outlays include primarily severance and other personnel related costs, costs of terminating leases and facilities and equipment disposition costs. As of December 31, 1999, all restructuring actions were substantially completed including the elimination of 744 positions, and the remaining reserves of $4,996 are related principally to outstanding employee serverances and lease termination costs that are expected to be completed during 2000 and to a limited extent in later years.

The components of the 1998 restructuring charges, as well as the spending and other activity during 1999 and 1998, and the remaining reserve balance at December 31, 1999 were as follows:

                                                                       Employee                       Contract
                                                                        Termi-         Plant/          Termi-
                                                                        nation         Office          nation
                                                                         Costs        Closures          Costs          Total
--------------------------------------------------------------------------------------------------------------------------------
Restructuring provision recorded in 1998                          $    39,848      $    2,291      $     1,150     $    43,289
Payments during 1998                                                  (14,486)           (729)          (1,150)        (16,365)
--------------------------------------------------------------------------------------------------------------------------------
Restructuring reserve at December 31, 1998                             25,362           1,562              --           26,924
Payments during 1999                                                  (21,392)           (536)             --          (21,928)
--------------------------------------------------------------------------------------------------------------------------------
Restructuring reserve at December 31, 1999                        $     3,970      $    1,026      $       --      $     4,996
--------------------------------------------------------------------------------------------------------------------------------

 Restructuring and other charges, net, in the accompanying 1998 consolidated statement of earnings include the effect of a special credit to operations amounting to $23,610 relating to the curtailment of certain postretirement benefits. See Note 11.

PRE-MERGER RESTRUCTURING PROGRAM

Grace began to implement a worldwide program in 1995 focused on streamlining processes and reducing general and administrative expenses and factory administration costs. In connection with this program, Grace recorded a restructuring charge of $3,616 in 1997. This charge primarily related to headcount reductions in Cryovac and the restructuring of Cryovac's European operations in areas such as working capital management, manufacturing and sales.

The following table presents the rollforward of the liabilities for the pre-Merger restructuring from December 31, 1996 to December 31, 1999:

                                                                       Employee
                                                                        Termi-         Plant/
                                                                        nation         Office         Other
                                                                         Costs        Closures        Costs            Total
---------------------------------------------------------------------------------------------------------------------------------
Restructuring reserve at December 31, 1996                        $    33,031      $    5,206     $      684      $    38,921
Restructuring provisions recorded in 1997                               3,200              --            416            3,616
Payments during 1997                                                  (26,074)         (2,420)        (1,100)         (29,594)
---------------------------------------------------------------------------------------------------------------------------------
Restructuring reserve at December 31, 1997                             10,157           2,786             --           12,943
Payments during 1998                                                   (3,516)             --             --           (3,516)
Liability retained by New Grace at March 31, 1998                      (5,015)         (2,699)            --           (7,714)
Reversal of restructuring                                                (282)             --             --             (282)
---------------------------------------------------------------------------------------------------------------------------------
Restructuring reserve at December 31, 1998                              1,344              87             --            1,431
Payments during 1999                                                     (951)            (56)            --           (1,007)
---------------------------------------------------------------------------------------------------------------------------------
Restructuring reserve at December 31, 1999                        $       393      $       31     $       --      $       424
---------------------------------------------------------------------------------------------------------------------------------

Employee termination costs for this pre-Merger restructuring program at December 31, 1999 primarily represented severance pay and other benefits (including benefits under long-term incentive programs paid over time) associated with the elimination of approximately 400 Cryovac positions worldwide. As of December 31, 1999, all of these positions had been eliminated. The remaining reserves at December 31, 1999 are related to outstanding employee separation costs which are expected to be completed during 2000.

In connection with the Reorganization and the Merger, certain obligations related to Grace's restructuring program were retained by New Grace. As of March 31, 1998, the Company's liability with respect to such obligations, amounting to approximately $7,714 together with related deferred income taxes,was reversed and accounted for as an equity contribution to the Company from Grace.

During 1997, Grace determined that, due to certain market demand shifts and manufacturing capacity strategies, certain property and equipment were impaired. As a result, in 1997, Grace recorded non-cash pre-tax charges of approximately $10,828.

NOTE 10 EMPLOYEE BENEFITS AND INCENTIVE PROGRAMS

PROFIT-SHARING AND RETIREMENT SAVINGS PLANS

The Company has a non-contributory profit-sharing plan covering most of the Company's U.S. employees. Contributions to this plan, which are made at the discretion of the Board of Directors, may be made in cash, shares of the Company's common stock, or in a combination of cash and shares of the Company's common stock. The Company also maintains contributory thrift and retirement savings plans in which most U.S. employees of the Company are eligible to participate. These plans, certain of which were offered by old Sealed Air to certain of its U.S. employees prior to the Merger, were adopted by the Company subsequent to the Merger. The contributory thrift and retirement savings plans generally provide for Company contributions based upon the amount contributed to the plans by the participants. Company contributions to or provisions for its profit-sharing and retirement savings plans are charged to operations and amounted to $31,852 and $22,919 in 1999 and 1998, respectively. Included in non-cash compensation in 1999 is $8,823 related to the shares of common stock issued for a portion of the Company's contribution to its profit-sharing plan.

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

Upon the Merger, the participation of most of the Company's U.S. employees in defined benefit plans formerly sponsored by Grace ceased. The pension obligations relating to Grace's principal U.S. pension plan (the "Grace Salaried Plan") were retained by New Grace. As of March 31, 1998, the pension liability with respect to the Grace Salaried Plan, including related deferred income taxes, was reversed and accounted for as an equity contribution to the Company from Grace.

Separate calculations of Cryovac's net pension cost and funded status within Grace's U.S. pension plans were performed for prior years. Cryovac's total pension expense for U.S. plans consisted of the following components:

                                                                                  Quarter Ended             Year Ended
----------------------------------------------------------------------------------------------------------------------------
                                                                                 March 31, 1998         December 31, 1997
----------------------------------------------------------------------------------------------------------------------------

Service cost on benefits earned during the year                                   $1,520                       $5,800
Interest cost on benefits earned in prior years                                    3,251                       12,700
Actual return on plan assets                                                      (3,587)                     (13,900)
Deferred gain on plan assets                                                         273                         --
Amortization of net gain and prior service costs                                    (365)                        (900)
----------------------------------------------------------------------------------------------------------------------------

Net pension cost                                                                  $1,092                       $3,700
----------------------------------------------------------------------------------------------------------------------------

The following significant assumptions were used in calculating the pension cost presented above:

                                                               1997
-------------------------------------------------------------------------------
Discount rate at December 31                                   7.3%
Expected long-term rate of return                              9.0%
Rate of compensation increase                                  4.5%
-------------------------------------------------------------------------------

The Company maintains pension plans for certain U.S. employees, including certain employees who are covered by collective bargaining agreements. Subsequent to the Merger, the Company established a pension plan for U.S. employees who were employees of Cryovac at the time of the Merger and who participated in the Grace Salaried Plan. The new plan is intended to provide restorative benefits to the extent required, if any, should the Company's assumed profit-sharing plan benefits be insufficient to provide retiree benefits at least equivalent in amount to the Grace Salaried Plan. Pension cost for all U.S. pension plans charged to operations during 1999, and for the 1998 period subsequent to the Merger amounted to $1,088 and $803, respectively. The balance sheet as of December 31, 1999 and December 31, 1998 includes the following related to such plans: an intangible asset of $1,610 and $3,613, respectively; accumulated other comprehensive income of $572 and $2,922, respectively; and an accrued benefit liability of $599 and $2,613, respectively. As of December 31, 1999, the balance sheet also includes a prepaid pension asset of $1,964 related to such plans. The aggregate benefit obligation at December 31, 1999 and 1998 amounted to $15,369 and $16,700, respectively, while the fair value of plan assets at such date amounted to $14,170 and $12,400, respectively.

In connection with the Reorganization and the Merger, the Company either assumed or established pension plans for certain of its non-U.S. Cryovac employees. Pension assets acquired by the Company from Grace with respect to these plans were recorded in the accounts with a corresponding credit to shareholders' equity, net of related deferred income taxes.

Historically, Grace did not calculate net pension cost and funded status separately for Cryovac within its non-U.S. plans. The Cryovac employees historically comprised approximately 66% of the total active participants in Grace's non-U.S. plans. Net pension cost for these plans was allocated annually to Cryovac by Grace. Total pension (income) cost allocated to Cryovac in connection with these plans was $(242) for the first quarter of 1998 and $800 for 1997. Prior to the Merger, no portion of Grace's non-U.S. pension assets or liabilities was allocated to Cryovac, on the basis that Cryovac's non-U.S. employees were considered to have participated in a multi-employer pension plan as defined in SFAS No. 87, "Employer's Accounting for Pensions."

The following tables set forth the components of net pension cost of the non-U.S. Grace-sponsored pension plans for all Grace businesses:

                                                               Quarter Ended                Year Ended
---------------------------------------------------------------------------------------------------------
                                                               March 31, 1998           December 31, 1997
---------------------------------------------------------------------------------------------------------
Service cost on benefits earned during the year                   $2,799                       $10,000
Interest cost on benefits earned in prior years                    4,744                        19,400
Actual return on plan assets                                      (8,017)                      (51,100)
Deferred (loss) gain  on plan assets                                (221)                       20,400
Amortization of net gain (loss) and prior service costs              108                          (500)
Net curtailment and settlement loss                                  125                         3,700
---------------------------------------------------------------------------------------------------------

Net pension (gain) cost                                           $ (462)                      $ 1,900
---------------------------------------------------------------------------------------------------------

The following presents the Company's funded status and pension expense for 1999 and from April 1, 1998 to December 31, 1998 under SFAS No. 132 for its non-U.S. pension plans:

Change in benefit obligation:                                                    1999                1998
------------------------------------------------------------------------------------------------------------
     Benefit obligation at beginning of period                                  $128,581         $    --
     Benefit obligation at April 1, 1998                                            --             119,890
     Service cost                                                                  6,984             4,165
     Interest cost                                                                 7,116             5,819
     Actuarial loss                                                                2,659             1,172
     Benefits paid                                                                (8,899)           (3,833)
     Employee contributions                                                        1,282               954
     Foreign exchange impact                                                      (4,517)              414
------------------------------------------------------------------------------------------------------------
     Benefit obligation at end of period                                        $133,206          $128,581
------------------------------------------------------------------------------------------------------------

Change in plan assets:
------------------------------------------------------------------------------------------------------------
     Fair value of plan assets at beginning of period                           $145,601         $    --
     Fair value of plan assets at April 1, 1998                                     --             151,019
     Actual return on plan assets                                                 19,712               402
     Employer contributions                                                        2,438             2,151
     Benefits paid                                                                (8,899)           (3,833)
     Employee contributions                                                        1,282               954
     Foreign exchange impact                                                         434            (5,092)
------------------------------------------------------------------------------------------------------------
     Fair value of plan assets at end of period                                 $160,568          $145,601
------------------------------------------------------------------------------------------------------------


Funded status:
------------------------------------------------------------------------------------------------------------
     Plan assets in excess of benefit obligation                                $ 27,362          $ 17,020
     Unrecognized net asset                                                         (212)             (678)
     Unrecognized net prior service cost                                             706               779
     Unrecognized net actuarial loss                                               9,125            17,993
------------------------------------------------------------------------------------------------------------
     Prepaid pension cost at end of period                                      $ 36,981          $ 35,114
------------------------------------------------------------------------------------------------------------


Amount recognized in the consolidated balance sheet consists of:
------------------------------------------------------------------------------------------------------------
     Prepaid benefit cost                                                       $ 57,364          $ 55,242
     Accrued benefit liability                                                   (23,646)          (23,410)
     Intangible asset                                                                493               730
     Accumulated other comprehensive income                                        2,770             2,552
------------------------------------------------------------------------------------------------------------
     Net amount recognized                                                      $ 36,981          $ 35,114
------------------------------------------------------------------------------------------------------------


                                                                             For period
                                                 Year ended               April 1, 1998 to
Components of net periodic benefit cost:     December 31, 1999           December 31, 1998
-------------------------------------------------------------------------------------------
Service cost                                  $  6,984                      $  4,165
Interest cost                                    7,116                         5,819
Expected return on plan assets                 (12,169)                       (9,766)
Amortization of asset                             (487)                         (375)
Amortization of prior service cost                 106                            79
Amortization of net loss                         1,096                           234
-------------------------------------------------------------------------------------------
Net periodic pension cost                     $  2,646                      $    156
-------------------------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $31,120, $25,428 and $4,920 as of December 31, 1999, respectively, and $35,566, $28,169 and $5,031 as of December 31, 1998, respectively.

The following significant assumptions (weighted averages for 1999 and 1998) were used in calculating the pension cost and funded status presented above:

                                          1999        1998          1997
--------------------------------------------------------------------------------

Discount rate at December 31               5.7%        6.3%      2.3 -  7.5%
Expected long-term rate of return          8.6%        8.9%      6.0 - 10.5%
Rate of compensation increase              3.7%        4.0%      2.0 -  5.0%
--------------------------------------------------------------------------------

LONG-TERM INCENTIVE PROGRAM

Grace maintained a Long-Term Incentive Program ("LTIP") in which certain Cryovac employees were eligible to participate prior to the Reorganization and the Merger. In conjunction with the Reorganization and the Merger, the eligible Cryovac employees ceased to participate in the LTIP, and LTIP liabilities related to Cryovac employees were assumed by New Grace. As of March 31, 1998, the Company's liability with respect to LTIP obligations retained by New Grace, including related deferred income taxes, was reversed and accounted for as an equity contribution to the Company from Grace. LTIP expense related to Cryovac employees was $5,900 for 1997.

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

Subsequent to the Merger, the Company changed the eligibility provisions of the former Grace postretirement healthcare plan. The changes had the effect of curtailing benefits for substantially all future retirees other than those for whom New Grace retained responsibility. In addition, the plan was amended to increase the amount of future retirees' contributions, thereby further reducing the Company's postretirement benefit costs. During the fourth quarter of 1998, the liability eliminated and credited to operations amounted to $23,610. At December 31, 1999 and December 31,1998, the accrued benefit liability amounted to $4,309 and $4,916, respectively. For the year ended December 31, 1999, there was a net postretirement credit to operations of $607. For the nine months ended December 31, 1998, there was a net postretirement credit of $469. These net periodic postretirement credits, together with other remaining postretirement healthcare plan disclosures under SFAS No. 132, are not material to the consolidated financial statements.

Under the terms of the Transaction Agreements, New Grace retained the postretirement benefit obligations related to all Cryovac employees who had retired prior to the Merger and to active Cryovac employees who were eligible to receive postretirement benefits should they have met the age and service requirements to retire at any time on or before March 31, 1999. As of March 31, 1998, the liability retained by New Grace ($30.9 million) was reversed and accounted for as an equity contribution to the Company from Grace, net of related deferred income taxes.

Net periodic postretirement benefit cost consisted of the following components:

                                                     Quarter Ended
                                                       March 31,       December 31,
                                                          1998             1997
---------------------------------------------------------------------------------
Service cost                                            $  200         $   800
Interest cost on accumulated benefit obligation          1,000           3,600
Amortization of prior service credit                      (400)         (1,500)
---------------------------------------------------------------------------------

Net postretirement benefit cost                         $  800         $ 2,900
---------------------------------------------------------------------------------

NOTE 12 DEBT

A summary of long-term debt at December 31, 1999 and 1998 follows:

                                                                       December 31,
                                                                1999                   1998
---------------------------------------------------------------------------------------------
Credit Agreement due March 2003                                 $160,978           $990,000
5.625% Euro Notes due July 2006,
     less discount of  $1,317 in 1999                            200,858               --
6.95% Senior Notes due May 2009,
     less discount of  $2,071 in 1999                            297,929               --
Other                                                             12,259             23,484
---------------------------------------------------------------------------------------------
   Total                                                         672,024          1,013,484
Less current installments                                         (6,908)           (16,958)
---------------------------------------------------------------------------------------------
   Long-term debt, less current installments                    $665,116           $996,526
---------------------------------------------------------------------------------------------

The Company's two principal Credit Agreements are a 5-year revolving credit facility that expires on March 30, 2003 (included in long-term debt) and a 364-day revolving credit facility that expires on March 27, 2000 (included in short-term borrowings). During 1999, the Company voluntarily reduced the amounts available under the Credit Agreements to $1,125,000 in the aggregate. As of December 31, 1999 and 1998, outstanding borrowings were $160,978 and $990,000, respectively, under the 5-year revolving credit facility and $38,342 and $19,933, respectively, under the 364-day revolving credit facility. The Credit Agreements provide that the Company and certain of its subsidiaries may borrow for various purposes, including the refinancing of existing debt, the provision of working capital and other general corporate needs, including acquisitions and capital expenditures. Amounts repaid under the Credit Agreements may be reborrowed from time to time. As of December 31, 1999, facility fees were payable on the total amounts available under the Credit Agreements and amounted to 0.095% and 0.100% per annum under the 5-year revolving credit facility and the 364-day revolving credit facility, respectively.

The Company's obligations under the Credit Agreements bear interest at floating rates. The weighted average interest rate under the Credit Agreements was approximately 6.0% and 5.8% at December 31, 1999 and 1998, respectively. The Company had certain interest rate and currency swaps outstanding at December 31, 1999, and had certain interest rate swap agreements outstanding at December 31, 1998 related to its obligations under the Credit Agreements. These agreements had the effect of fixing or adjusting the interest rates on a portion of such debt. The weighted average interest rates at December 31, 1999 and 1998 did not change significantly as a result of these derivative financial instruments.

The Credit Agreements provide for changes in borrowing margins based on financial criteria and the Company's senior unsecured debt ratings, and impose certain limitations on the operations of the Company and certain of its subsidiaries. The limitations include financial covenants relating to interest coverage and debt leverage as well as certain restrictions on the incurrence of additional indebtedness, the creation of liens, mergers and acquisitions, and certain dispositions of property and assets. The Company was in compliance with these requirements as of December 31, 1999.

During 1999, the Company issued euro 200,000 (approximately $205,000, at the then current exchange rate) aggregate principal amount of 7-year 5.625% notes (the "Euro Notes") and $300,000 aggregate principal amount of 10-year 6.95% senior notes (the "Senior Notes"). The net proceeds of these note issuances of approximately $500,491 in the aggregate were used to refinance outstanding borrowings under the Credit Agreements. Accrued interest on the Euro Notes is payable annually in cash on July 19 of each year, commencing July 19, 2000, and accrued interest on the Senior Notes is payable semi-annually in cash on May 15 and November 15 of each year, which payments commenced on November 15, 1999. The yields to maturity at the date of issuance for the Euro Notes and Senior Notes were approximately 5.75% and 7.05%, respectively.

The Senior Notes and Euro Notes impose certain limitations on the operations of the Company and certain of its subsidiaries. The limitations include restrictions on the creation of liens, merger or consolidation of the Company and disposition of substantially all of the Company's assets. The Senior Notes also include restrictions on sale-leaseback transactions. The Company was in compliance with these requirements as of December 31, 1999.

Debt at December 31, 1999 and 1998 also included $114,311 and $48,240, respectively, of short-term borrowings by certain of the Company's non-U.S. subsidiaries under local lines of credit and $12,259 and $23,484, respectively, of long-term debt incurred by certain of the Company's U.S. and non-U.S. subsidiaries.

The Company had available lines of credit under the Credit Agreements and other credit facilities of approximately $1,300,000 and $1,800,000 at December 31, 1999 and 1998, respectively, of which approximately $1,100,000 and $700,000 were unused at December 31, 1999 and 1998, respectively. The Company is not subject to any material compensating balance requirements in connection with its lines of credit.

Scheduled annual maturities of long-term debt, exclusive of debt discounts, for the five years subsequent to December 31, 1999 are as follows: 2000 - $6,908; 2001 - $1,419; 2002 - $1,142; 2003 - $161,998; 2004 - $809 and thereafter -
$503,136.

NOTE 13 FINANCIAL INSTRUMENTS

The Company is required by generally accepted accounting principles to disclose its estimate of the fair value of material financial instruments, including those recorded as assets or liabilities in its consolidated financial statements and derivative financial instruments. The fair value of the Company's Senior Notes, Euro Notes and Series A convertible preferred stock are based on quoted market prices. The fair value estimates of the Company's various other debt instruments were derived by evaluating the nature and terms of each instrument, considering prevailing economic and market conditions, and examining the cost of similar debt offered at the balance sheet date. Such estimates are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the Company's estimates.

All financial instruments inherently expose the holders to market risk, including changes in currency and interest rates. The Company manages its exposure to these market risks through its regular operating and financing activities and when appropriate, through the use of derivative financial instruments.

The carrying amounts of current assets and liabilities approximate fair value due to their short-term maturities. The carrying amounts and estimated fair values of the Company's material financial instruments at December 31, 1999 and 1998 were as follows:


                                                             1999                         1998
                                                    Carrying       Fair         Carrying        Fair
                                                     Amount        Value         Amount         Value
                                                 ------------  ------------   ------------  -----------
Financial assets:

      Foreign exchange forward contracts         $      --     $      --      $      --     $       415
                                                 ------------  ------------   ------------  -----------
Financial liabilities:
     Debt:
          Credit Agreements                          199,320       199,320      1,009,933     1,009,933
          Derivatives                                   --             (85)          --           3,373
                                                 ------------  ------------   ------------  -----------
          Credit Agreements, net                     199,320       199,235      1,009,933     1,013,306

          Senior Notes                               297,929       273,263           --            --
          Derivatives                                   --             857           --            --
                                                 ------------  ------------   ------------  -----------
          Senior Notes, net                          297,929       274,120           --            --

          Euro Notes                                 200,858       188,545           --            --
          Derivatives                                   --             (20)          --            --
                                                 ------------  ------------   ------------  -----------
          Euro Notes, net                            200,858       188,525           --            --

          Other foreign loans                        123,462       123,853         68,375        68,961
          Derivatives                                   --             423           --           1,658
                                                 ------------  ------------   ------------  -----------
          Foreign loans, net                         123,462       124,276         68,375        70,619

          Other loans                                  3,108         2,609          3,349         3,498
                                                 ------------  ------------   ------------  -----------
          Total debt                             $   824,677   $   788,765    $ 1,081,657   $ 1,087,423
                                                 ============  ============   ============  ===========
          Series A convertible preferred stock   $ 1,761,662   $ 1,779,279    $ 1,791,093   $ 1,858,258
                                                 ============  ============   ============  ===========


The Company uses derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. The Company does not purchase, hold or sell derivative financial instruments for trading purposes.

The Company uses interest rate swaps to manage its exposure to fluctuations in interest rates. At December 31, 1999, the Company was party to forward-starting interest rate swaps with an aggregate notional amount of approximately $151,000 with various expiration dates through November 2004 compared to interest rate swaps with an aggregate notional amount of approximately $257,000 and various expiration dates through March 2003 at December 31, 1998. The forward-starting interest rate swaps outstanding at December 31, 1999 have the effect of converting a portion of the Company's fixed rate debt to variable rate debt at U.S. denominated rates which ranged from 6.2% to 6.5% and euro denominated rates which ranged from 3.8% to 4.4% at December 31, 1999.

Substantially all of the swaps outstanding at December 31, 1998 fixed the rate of interest paid on the notional amount of certain U.S. dollar denominated long-term debt at rates which ranged from 5.05% to 5.82% at December 31, 1998.

Interest rate collars are used to reduce the Company's exposure to fluctuations in interest rates by limiting fluctuations in the rate of interest the Company pays on a notional amount of debt. At December 31, 1999 and 1998, the Company was party to interest rate collars with an aggregate notional amount of approximately $8,000 with expiration dates through June 2001.

The Company uses interest rate and currency swaps to gain access to additional sources of international financing while limiting foreign exchange exposure and limiting or adjusting interest rate exposure by swapping borrowings in U.S. dollars for borrowings denominated in foreign currencies. At December 31, 1999, the Company was party to interest rate and currency swaps with an aggregate notional amount of approximately $5,000 and various expiration dates through March 2002 compared with an aggregate notional amount of approximately $23,000 and various expiration dates through May 2002 at December 31, 1998.

The Company uses foreign currency forwards to fix the amount payable on transactions denominated in foreign currencies. The Company was not party to any material foreign currency forwards at December 31, 1999. The notional principal amount of foreign currency forwards at December 31, 1998 was approximately $12,800, which expired through March 1999.

The fair values of the Company's various derivative instruments, as advised by the Company's bankers, generally reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date.

Unrealized and realized gains and losses on the Company's financial instruments and derivatives were not material to the consolidated financial statements in 1999, 1998 or 1997.

The Company is exposed to credit losses in the event of the inability of the counterparties to its outstanding derivative contracts to perform their obligations, but it does not expect any counterparties to fail to perform given their high credit ratings and financial strength. The Company believes that its exposure to losses in conjunction with its derivative contracts would not be material in the case of non-performance on the part of the counterparties to such agreements.

NOTE 14 SHAREHOLDERS' EQUITY

The Company's shareholders' equity increased to $551,030 at December 31, 1999 from $437,045 at December 31, 1998, primarily as a result of the increase in net earnings in 1999, which was partially offset by the payment of preferred stock dividends and additional foreign currency translation adjustments.

In connection with the Reorganization and the Merger, certain assets and liabilities of Cryovac were retained by New Grace as contemplated by the Transaction Agreements. Accordingly, as of March 31, 1998, these assets and liabilities were accounted for as an equity contribution to the Company from Grace, net of related deferred income taxes. Certain other assets and liabilities related to non-U.S. pension plans, deferred income tax liabilities and other items arising directly from the Reorganization have been accounted for as a contribution to, or distribution from, Cryovac. The following is a summary of the net activity affecting the Company's equity in connection with the Reorganization during 1998:

Assets transferred to the Company                                $    81,905
Liabilities retained by New Grace                                     51,671
Liabilities transferred to the Company                               (24,926)
Tax adjustment, including deferred taxes                             (64,342)
Net advances to Grace                                                (20,369)
                                                                 ------------
                                                                 $    23,939
                                                                 ============

The tax adjustment includes the transfer of deferred income tax balances to the Company relating to the underlying assets and liabilities transferred to the Company, the elimination of certain deferred income tax assets which represent pre-Merger accumulated net operating loss benefits not available to the Company, and certain adjustments relating to the Tax-Sharing Agreement with New Grace.

COMMON STOCK

In connection with the Recapitalization, the Company, among other things, recapitalized the outstanding shares of Grace

Common Stock into 40,647,815 shares of the Company's common stock and 36,021,851 shares of Series A convertible preferred stock (convertible into approximately 31,900,000 shares of the Company's common stock), each with a par value of $0.10 per share. In the Merger, the Company issued 42,624,246 shares of common stock to the shareholders of old Sealed Air.

The following is a summary of changes during 1999 and 1998 in shares of common stock:


                                                    1999            1998
                                                 ----------     ----------
Changes in common stock:
     Number of shares, beginning of year         83,806,361           --
     Issued in Recapitalization                        --       40,647,815
     Issued in Merger                                  --       42,624,246
     Shares issued for contingent stock             246,300        522,300
     Non-cash compensation                           13,000         12,000
     Conversion of preferred stock                    5,483           --
     Exercise of stock options                       64,111           --
                                                 ----------     ----------
     Number of shares issued, end of year        84,135,255     83,806,361
                                                 ==========     ==========
Changes in common stock in treasury:
     Number of shares held, beginning of year       494,550           --
     Contingent stock forfeited                      15,400          3,550
     Purchase of shares during period               251,000        491,000
     Non-cash compensation                          (50,000)          --
     Profit sharing contribution                   (175,594)          --
                                                 ----------     ----------
     Number of shares held, end of year             535,356        494,550
                                                 ==========     ==========


CONTINGENT STOCK PLAN AND DIRECTORS STOCK PLAN

The Company's contingent stock plan was adopted following the Merger and provides for the granting to employees of awards to purchase common stock (during the succeeding 60-day period) for less than 100% of fair market value at the date of award. Shares issued under the contingent stock plan ("contingent stock") are restricted as to disposition by the holders for a period of at least three years after award. In the event of termination of employment prior to lapse of the restriction, the shares are subject to an option to repurchase by the Company at the price at which the shares were issued. Such restriction lapses prior to the expiration of the vesting period if certain events occur that affect the existence or control of the Company. The aggregate fair value of contingent stock issued is credited to common stock and additional paid-in capital accounts, and the unamortized portion of the compensation is deducted from shareholders' equity. The excess of fair value over the award price of contingent stock is charged to operations as compensation over a three-year period. Such charges amounted to $15,679 and $10,732 in 1999 and 1998, respectively. Shares issued under the old Sealed Air contingent stock plan that were forfeited amounted to (1,000) shares and 2,800 shares in 1999 and 1998, respectively.

Non-cash compensation includes shares issued to non-employee directors in the form of awards under the Company's restricted stock plan for non-employee directors (the "Directors Stock Plan"). The Directors Stock Plan was adopted following the Merger and provides for annual grants of shares to non-employee directors, and interim grants of shares to eligible directors elected at other than an annual meeting, at an amount less than 100% of fair value at date of grant, in lieu of cash payments for certain directors' fees. Shares issued under this plan are restricted as to disposition by the holders as long as such holders remain directors of the Company. The excess of fair value over the price at which shares are issued under this plan is charged to operations at the date of such grant. Such charges amounted to $842 and $437 in 1999 and 1998, respectively. Also included in non-cash compensation in 1999 is $269 of amortization expense related to the issuance of 50,000 shares of the Company's common stock in exchange for certain non-employee consulting services. Such shares vest ratably over a five-year period.

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

A summary of the changes in shares available for the Contingent Stock Plan and the Directors Stock Plan follows:


                                                                          1999          1998
                                                                      -----------    -----------
Changes in Contingent Stock Plan shares:
     Number of shares available, beginning of year                     1,978,450          --
     Establishment of plan following the Merger                             --         450,450
     Increase in shares authorized during the year                          --       2,049,550
     Shares issued for new awards                                       (246,300)     (522,300)
     Contingent stock forfeited                                           16,400           750
                                                                      -----------    -----------
     Number of shares available, end of year                           1,748,550     1,978,450
                                                                      -----------    -----------
     Weighted average per share market value of stock on grant date   $    55.19    $    58.37
                                                                      ===========    ===========

Changes in Directors Stock Plan shares:
     Number of shares available, beginning of year                        88,000          --
     Establishment of plan following the Merger                             --         100,000
     Shares issued for new awards                                        (13,000)      (12,000)
                                                                      -----------    -----------
     Number of shares available, end of year                              75,000        88,000
                                                                      -----------    -----------
     Weighted average per share market value of stock on grant date   $    64.88    $    36.33
                                                                      ===========    ===========


REDEEMABLE PREFERRED STOCK -  SERIES A CONVERTIBLE PREFERRED STOCK

The outstanding preferred stock is convertible at any time into approximately
0.885 share of common stock for each share of preferred stock, votes with the common stock on an as-converted basis, pays a cash dividend, as declared by the Board of Directors, at an annual rate of $2.00 per share, payable quarterly in arrears, becomes redeemable at the option of the Company beginning March 31, 2001, subject to certain conditions, and is subject to mandatory redemption on March 31, 2018 at $50 per share, plus any accrued and unpaid dividends. Because it is subject to mandatory redemption, the convertible preferred stock is classified outside of the shareholders' equity section of the balance sheet. At its date of issuance, the fair value of the convertible preferred stock exceeded its mandatory redemption amount primarily due to the common stock conversion feature of such preferred stock. Accordingly, the carrying amount of the convertible preferred stock is reflected in the consolidated balance sheet at its mandatory redemption value.

The following is a summary of changes during 1999 and 1998 in shares of preferred stock:


                                                      1999           1998
                                                   -----------    ----------
Changes in preferred stock:
     Number of shares issued, beginning of year    36,021,851           --
     Conversion of preferred stock                     (6,206)          --
     Issued in Recapitalization                          --       36,021,851
                                                   -----------    ----------
     Number of shares issued, end of year          36,015,645     36,021,851
                                                   ===========    ==========
Changes in preferred stock in treasury:
     Number of shares held, beginning of year         200,000           --
     Purchase of shares during period                 582,400        200,000
                                                   -----------    ----------
     Number of shares held, end of year               782,400        200,000
                                                   ===========    ==========


STOCK OPTIONS

Prior to the Reorganization and the Merger, certain of Cryovac's employees participated in stock option plans maintained by Grace. Under the terms of those plans, options were granted at an exercise price equal to the fair market value of Grace Common Stock on the date of grant, became exercisable at the time or times determined by a committee of Grace's Board of Directors, and had terms of up to ten years and one month. In connection with the Reorganization and the Merger, the Company terminated those plans except with respect to outstanding options held by Cryovac employees at the time of the Merger. Under the Transaction Agreements, such options became options to purchase the Company's common stock, and the number of shares covered by and exercise price of such options were adjusted at the time of the Merger to preserve their economic value. No options have been granted to Cryovac employees since 1997.

Options to purchase 490,177 shares of common stock were outstanding at March 31, 1998 at an average exercise price of $37.02 per share after giving effect to the adjustments provided for in the Transaction Agreements. Such options are exercisable over terms extending to 2007. None of the options outstanding following the Merger were exercised during 1998.

During 1999, 64,111 options were exercised with an aggregate exercise price of $2,029. At December 31, 1999, 426,066 options to purchase shares of common stock were still outstanding at an average exercise price of $37.83 per share. Exercise prices relating to such options range from $18.95 to $42.19 per common share.

The pro forma effect on earnings and earnings per common share of applying SFAS No. 123 for those options granted during 1997 and 1996 to employees of Cryovac were as follows:


                                                            Year Ended December 31,
                                                    --------------------------------------
                                                         1999        1998         1997
                                                    ------------    ---------   ----------
Net earnings ascribed to common shareholders:
     As reported                                  $    141,607    $  2,873    $  101,688
     Pro forma (1)                                     140,867       1,673       100,288
                                                    ------------    ---------   ----------
Basic earnings per common share:
     As reported                                  $       1.69    $   0.04    $     2.54
     Pro forma (1)                                        1.69        0.02          2.51
                                                    ------------    ---------   ----------
Diluted earnings per common share:
    As reported                                   $       1.68    $   0.02    $     2.39
    Pro forma (1)                                         1.67        0.00          2.37
                                                    ============    =========   ==========


(1) These pro forma amounts calculated in accordance with SFAS No. 123 may not be indicative of future net earnings or earnings per common share effects.

The fair value of option grants was estimated using the Black-Scholes option pricing model with the following historical weighted-average assumptions:


                                                               1997
                                                          -------------
Dividend yields                                                 1%
Expected volatility                                            29%
Risk-free interest rates                                        6%
Expected life (in years)                                        4


Based on the above assumptions, the weighted-average fair value of each option granted was $16.00 for 1997 before giving effect to adjustments provided for in the Transaction Agreements.

NOTE 15 SUPPLEMENTARY CASH FLOW INFORMATION


                                                              1999               1998               1997
                                                         ------------       ------------      -------------
Interest payments, net of amounts capitalized            $    51,810        $    47,997       $        --
Income tax payments                                          172,980             80,069             74,959


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


NOTE 16 EARNINGS PER COMMON SHARE

In calculating basic and diluted earnings per common share for 1998 and 1997, retroactive recognition has been given to the Recapitalization as if it had occurred on January 1, 1997 in accordance with SAB No. 98. Accordingly, net earnings were reduced in such years for preferred stock dividends (as if such shares had been outstanding during each period) to arrive at earnings ascribed to common shareholders. The weighted average number of outstanding common shares used to calculate basic earnings per common share in such years was calculated on an equivalent share basis using the weighted average number of shares of common stock outstanding for the first quarter of 1998 and for the 1997 period, adjusted to reflect the terms of the Recapitalization. The weighted average number of common shares used to calculate diluted earnings per common share also considers the exercise of dilutive stock options in each year and repurchased preferred stock in 1999 and 1998. Except as noted in the table below, the outstanding preferred stock is not assumed to be converted in the calculation of diluted earnings per common share for 1999 and 1998 because the treatment of the preferred stock as the common stock into which it is convertible would be anti-dilutive (i.e., would increase earnings per common share) in those years.

The following table sets forth the reconciliation of the basic and diluted earnings per common share computations for the years ended December 31, 1999, 1998 and 1997 (shares in thousands).


                                                                  1999      1998 (a)   1997 (a)
                                                               ---------   ---------  ---------
Basic EPS:
NUMERATOR
Net earnings                                                    $211,461   $ 73,007   $173,732
Add: Excess of book value over repurchase price of
         preferred stock                                           1,568      1,798       --
Less: Preferred stock dividends                                   71,422     53,921       --
Less: Retroactive recognition of preferred stock dividends          --       18,011     72,044
                                                               ---------   ---------  ---------
Earnings ascribed to common shareholders                        $141,607   $  2,873   $101,688
                                                               =========   =========  =========

DENOMINATOR
Weighted average common shares outstanding - basic                83,553     72,997     40,052
                                                               ---------   ---------  ---------
Basic earnings per common share                                 $   1.69   $   0.04   $   2.54
                                                               =========   =========  =========


                                                                  1999      1998 (a)   1997 (a)
                                                               ---------   ---------  ---------
Diluted EPS:
NUMERATOR
Earnings ascribed to common shareholders                        $141,607   $  2,873   $101,688
Add:  Dividends associated with outstanding preferred stock         --         --       72,044
Add:  Dividends associated with preferred stock repurchased          916        316       --
Less: Excess of book value over repurchase of preferred stock      1,568      1,798       --
                                                               ---------   ---------  ---------
Earnings ascribed to common shareholders-diluted                $140,955   $  1,391   $173,732
                                                               =========   =========  =========

DENOMINATOR
-----------
Weighted average common shares outstanding - basic                83,553     72,997     40,052
Effect of assumed exercise of options                                131        118        917
Effect of assumed conversion of preferred stock                     --         --       31,864
Weighted average of preferred stock purchased                        444        158       --
                                                               ---------   ---------  ---------
Weighted average common shares outstanding - diluted              84,128     73,273     72,833
                                                               ---------   ---------  ---------
Diluted earnings per common share                               $   1.68   $   0.02   $   2.39
                                                               =========   =========  =========


(a) Such earnings per common share amounts are not necessarily indicative of the results that would have occurred had Cryovac been a stand-alone company prior to the Reorganization, the Recapitalization and the Merger.

NOTE 17 CERTAIN TRANSACTIONS WITH GRACE

CASH

Prior to the Merger, Cryovac used Grace's centralized cash management services. Under such service arrangements, excess domestic cash was invested and disbursements were funded centrally by Grace on behalf of Cryovac.

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

Domestic corporate expenses of Grace allocated to Cryovac in accordance with SAB No. 55 totaled $18,044 and $28,213 for 1998 and 1997, respectively, and were included in marketing, administrative and development expenses.

Grace management believed that the basis used for allocating corporate services was reasonable and that the terms of these transactions would not materially differ from those among unrelated parties.

The statements of earnings for periods prior to the Merger also included allocations of costs for general and administrative services and maintenance services for facilities that Cryovac shared with other Grace businesses as well as data processing services provided by Grace's European central data processing facility. The allocated costs and expenses related to general and administrative functions, maintenance, data processing and other facility support functions were estimated to be approximately $14,000 for the 1998 period and $55,802 for 1997. Of these amounts, $6,181 was included in cost of sales and $49,621 was included in marketing, administrative and development expenses in 1997. The cost allocations for these services were determined based on methods that Grace management considered to be reasonable.

Prior to the Merger, Grace also charged Cryovac for its share of domestic workers' compensation, automobile and other general business liability insurance premiums and claims, which were all handled by Grace on a corporate basis. These charges were based on Cryovac's actual and expected future experience, including annual payroll expense, and were not significant to Cryovac's results of operations.

ALLOCATION OF LONG-TERM INCENTIVE PROGRAM EXPENSE

In accordance with SAB No. 55, the financial statements for 1997 reflect an allocation of $23,710 of LTIP expense related to Grace corporate employees who performed services on behalf of Cryovac.

NOTE 18 COMMITMENTS AND CONTINGENCIES

The Company is obligated under the terms of various leases covering many of the facilities that it occupies. The Company accounts for substantially all of its leases as operating leases. Net rental expense was $24,667, $20,873, and $9,588 for 1999, 1998 and 1997, respectively. Estimated future minimum annual rental commitments under non-cancelable real property leases are as follows: 2000 - $21,604; 2001 - $16,483; 2002 - $10,953; 2003 - $7,383; 2004 - $5,691 and
subsequent years - $13,824.

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

At December 31, 1999, the Company was a party to, or otherwise involved in, several federal and state government environmental proceedings and private environmental claims for the cleanup of Superfund or other sites. The Company may have potential liability for investigation and clean up of certain of such sites. At most of such sites, numerous companies, including either the Company or one of its predecessor companies, have been identified as potentially responsible parties ("PRPs") under Superfund or related laws. It is the Company's policy to provide for environmental cleanup costs if it is probable that a liability has been incurred and if an amount which is within the estimated range of the costs associated with various alternative remediation strategies is reasonably estimable, without giving effect to any possible future insurance proceeds. As assessments and cleanups proceed, these liabilities are reviewed periodically and adjusted as additional information becomes available. At December 31, 1999 and 1998, such environmental related provisions were not material. While it is often difficult to estimate potential liabilities and the future impact of environmental matters, based upon the information currently available to the Company and its experience in dealing with such matters, the Company believes that its potential liability with respect to such sites is not material to the Company's consolidated financial position. Environmental liabilities may be paid over an extended period, and the timing of such payments cannot be predicted with certainty.

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

GUARANTEE OF NEW GRACE OUTSTANDING PUBLIC DEBT

The Company is the guarantor of certain outstanding public debt that was assumed by New Grace pursuant to the Transaction Agreements. At December 31, 1999 and 1998, approximately $32,000 of such debt was outstanding. New Grace has indemnified the Company against any liability arising under such guarantee pursuant to the Transaction Agreements.


TRANSACTION AGREEMENTS

Pursuant to the Transaction Agreements, final determinations and accountings are necessary with respect to matters pertaining to the Reorganization and the Merger. The Company believes that the final outcome of such matters will not have a material effect on its consolidated financial position.

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


                                                                                       Year-Ended December 31,
                                                                             1999                 1998                 1997
(Amounts in thousands, except for per share data)                          Reported             Pro Forma             Pro Forma
--------------------------------------------------------------------------------------------------------------------------------
Net sales by segment:
     Food and Specialty Packaging                                  $        1,761,130     $    1,709,428       $    1,691,978
     Protective Packaging                                                   1,078,506          1,010,080              982,686
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                   2,839,636          2,719,508            2,674,664
Cost of sales                                                               1,810,914          1,762,957            1,719,246
--------------------------------------------------------------------------------------------------------------------------------
     Gross profit                                                           1,028,722            956,551              955,418
Marketing, administrative and development expenses                            527,126            516,269              495,685
Goodwill amortization                                                          49,404             47,893               48,005
Restructuring and other charges, net                                               --             87,182               14,444
--------------------------------------------------------------------------------------------------------------------------------
     Operating profit                                                         452,192            305,207              397,284
Other expense, net                                                            (56,539)           (82,141)             (89,390)
--------------------------------------------------------------------------------------------------------------------------------
     Earnings before income taxes                                              395,653           223,066              307,894
Income taxes                                                                   184,192           141,574              123,359
--------------------------------------------------------------------------------------------------------------------------------
     Net earnings                                                  $           211,461    $       81,492       $      184,535
--------------------------------------------------------------------------------------------------------------------------------
Less: Preferred stock dividends                                                 71,422            71,932               72,044
Add:  Excess of book value over repurchase price of
      preferred stock                                                            1,568             1,798                   --
--------------------------------------------------------------------------------------------------------------------------------
Net earnings ascribed to common shareholders                       $           141,607    $       11,358       $      112,491
--------------------------------------------------------------------------------------------------------------------------------
Earnings per common share (1)
      Basic                                                        $              1.69    $         0.14       $         1.35
      Diluted                                                      $              1.68    $         0.12       $         1.35
--------------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding:
      Basic                                                                     83,553            83,478               83,272
      Diluted                                                                   84,128            83,754               83,381
--------------------------------------------------------------------------------------------------------------------------------




(1) For purposes of calculating basic and diluted earnings per common share, net earnings for 1998 and 1997 have been reduced by the dividends ($18,011 in 1998 for the first quarter and $72,044 in 1997) that would have been payable on the Company's Series A convertible preferred stock (as if such shares had been outstanding during such periods) to arrive at earnings ascribed to common shareholders. The weighted average number of outstanding common shares used to calculate basic earnings per common share is calculated on an equivalent share basis using the weighted average number of shares of common stock outstanding for the first quarter of 1998 and for 1997, adjusted to reflect the terms of the Recapitalizaiton. The assumed conversion of the convertible preferred stock is not considered in the calculation of diluted earnings per common share in either 1998 or 1997 as the effect would be anti-dilutive (i.e., would increase earnings per common share) in each year.

NOTE 20 INTERIM FINANCIAL INFORMATION (UNAUDITED)


                                                               First             Second            Third            Fourth
(Amounts in thousands, except for per share data)             Quarter           Quarter           Quarter          Quarter
--------------------------------------------------------------------------------------------------------------------------------
1999
   Net Sales                                           $     678,937     $     695,121     $     714,755    $      750,823
   Gross profit                                              245,698           253,580           257,204           272,240
   Net Earnings                                               46,614            51,192            53,712            59,943
   Preferred Stock dividends                                  17,910            17,879            17,879            17,754
   Earnings per common share - basic (1)                        0.34              0.40              0.43              0.52
   Earnings per common share - diluted (1)                      0.34              0.40              0.43              0.50

1998

   Net sales                                            $    431,035     $     670,005     $     684,302  $        721,414
   Gross profit                                              140,122           227,060           241,053           260,501
   Net earnings(loss)                                         27,052            35,565           (54,103)           64,493
   Preferred stock dividends                                      --            18,011            17,999            17,911
   Earnings(loss) per common share - basic (2)                  0.22(3)           0.21             (0.85)             0.57
   Earnings(loss) per common share - diluted (2)                0.22(3)           0.21             (0.85)             0.56

--------------------------------------------------------------------------------------------------------------------------------



(1) The sum of the four quarters earnings per common share may not equal the amounts reported for the full year since each period is calculated separately.

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

KPMG

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Sealed Air Corporation

We have audited the accompanying consolidated balance sheets of Sealed Air Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of earnings, equity, comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sealed Air Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




/s/ KPMG LLP

KPMG LLP
Short Hills, New Jersey
January 25, 2000

PRICEWATERHOUSECOOPERS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

February 23, 1998

To the Board of Directors and Shareholders of Sealed Air Corporation

We have audited the accompanying consolidated statements of earnings, of comprehensive income, of equity and of cash flows of Sealed Air Corporation (the "Company") for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We have not audited the consolidated financial statements of Sealed Air Corporation for any period subsequent to December 31,1997.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements were prepared on the basis of presentation described in Note 1, and are not intended to be a complete presentation of the consolidated assets, liabilities, revenues and expenses of the Company. Also as described in Note 1, the Company completed a reorganization, recapitalization and merger on March 31, 1998. The accompanying financial statements for the year ended December 31, 1997 do not reflect the effects of such transactions.

As disclosed in Note 17, the Company has engaged in various transactions and relationships with affiliated entities. The terms of these transactions may differ from those that would result from transactions among unrelated parties.

In our opinion, the accompanying financial statements audited by us present fairly, in all material respects, the earnings and cash flows of the Company for the year ended December 31, 1997 pursuant to the basis of presentation described in Note 1, in conformity with generally accepted accounting principles.





/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Fort Lauderdale, Florida

Capital Stock Information

In connection with the Cryovac merger, the Company issued its Common Stock, par value $0.10 per share, on March 31, 1998. The Company's Common Stock is listed on the New York Stock Exchange (trading symbol: SEE). The adjacent table sets forth the high and low sales prices of the Common Stock for each quarter beginning April 1, 1998 through December 31, 1999. The adjacent table also sets forth the high and low sales prices of the Common Stock of old Sealed Air before the Cryovac transaction for the quarter ended March 31, 1998. No dividends were paid on Sealed Air's Common Stock in 1999 and 1998. The Company does not currently intend to begin paying dividends on its Common Stock. As of March 3, 2000, there were approximately 11,188 holders of record of the Company's Common Stock.

In connection with the Cryovac merger, the Company issued its Series A Convertible Preferred Stock on March 31, 1998, which is also listed on the New York Stock Exchange (trading symbol: SEE PrA). The adjacent table sets forth the high and low sales prices for Sealed Air's Preferred Stock for each quarter beginning April 1, 1998 through December 31, 1999. Quarterly dividends of $0.50 per share payable as declared on the Preferred Stock commenced on July 1, 1998. As of March 3, 2000, there were approximately 9,607 holders of record of the Preferred Stock.



COMMON STOCK

1998                                        High                 Low
First Quarter                               $  70                $  55-3/16
Second Quarter                              $  66-1/2            $  36-1/16
Third Quarter                               $  44-3/8            $  31-9/16
Fourth Quarter                              $  51-13/16          $  27-3/8
-------------------------------------------------------------------------------
1999                                           High                 Low
First Quarter                               $  56-3/4            $  46-3/4
Second Quarter                              $  68-7/16           $  48-2/16
Third Quarter                               $  65-7/8            $  51-2/16
Fourth Quarter                              $  58-2/16           $  44-9/16
-------------------------------------------------------------------------------
PREFERRED STOCK

1998                                           High                 Low

Second Quarter                              $  63-1/4            $  41-1/2
Third Quarter                               $  46-5/8            $  35-7/8
Fourth Quarter                              $  51-7/8            $  31-7/16
-------------------------------------------------------------------------------
1999                                           High                 Low

First Quarter                               $  55                $  48
Second Quarter                              $  65                $  48-3/4
Third Quarter                               $  62-3/4            $  50
Fourth Quarter                              $  56                $  46-11/16

-------------------------------------------------------------------------------
