Form 10-K405, Exhibit 13
period 2000-12-31
SEALED AIR CORP/DE
filed 2001-03-23
CIK 1012100

                                                                      Exhibit 13

SELECTED FINANCIAL DATA (1)
(In thousands of dollars, except per share data)
                                        2000          1999          1998         1997        1996
----------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF EARNINGS DATA:

Net sales (2)                       $3,067,714    $2,931,853    $2,580,207   $1,875,273   $1,781,659
Gross profit                         1,035,304     1,028,722       868,736      646,002      590,596
Operating profit                       468,463       452,192       259,332      267,744      173,500
Earnings before income taxes           413,429       395,653       198,947      263,672      169,822
Net earnings                           225,319       211,461        73,007      173,732       99,830
Series  A  convertible
  preferred stock dividends(3)          64,266       71,422         53,921
----------------------------------------------------------------------------------------------------

 Earnings per common share (4)
   Basic                            $     2.47   $     1.69   $     0.04   $     2.54   $     0.56
   Diluted                          $     1.93   $     1.68   $     0.02   $     2.39   $     0.55
----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital                  $  202,512   $  221,130   $  309,624   $  343,741   $  277,583
Total assets                      4,048,098    3,855,233    4,039,930    1,646,831    1,702,888
Long-term debt, less current
  installments                      944,453      665,116      996,526         --           --
Series  A convertible
  preferred stock (3)             1,392,373    1,761,662    1,791,093         --           --
Total shareholders' equity (5)      753,129      551,030      437,045    1,352,628    1,381,790

---------------------------------------------------------------------------------------------------

OTHER DATA:
EBIT (6)                         $  477,942   $  453,779   $  252,576   $  263,672   $  169,822
Depreciation and amortization       219,641      223,399      195,954      111,080       94,380
EBITDA (7)                          697,583      677,178      448,530      374,752      264,202
Capital expenditures                114,197       75,080       82,408      101,997      294,503

---------------------------------------------------------------------------------------------------



(1) The Selected Financial Data include the operations of the Cryovac packaging business (" Cryovac") for all periods presented. The operating results, cash flows, assets and liabilities of old Sealed Air are included for all periods subsequent to March 31, 1998. See Note 2 to the Consolidated Financial Statements.

(2) The Company adopted Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," during the fourth quarter of 2000. As a result, shipping costs have been reclassified from the Company's net sales to its cost of sales in all periods presented. Reported net sales amounts have increased as a result of this reclassification and cost of sales amounts are commensurately higher.

(3) The Series A convertible preferred stock pays a cash dividend at an annual rate of $2.00 per share, payable quarterly in arrears, and is subject to mandatory redemption on March 31, 2018 at $50 per share, plus any accrued and unpaid dividends to the extent that it then remains outstanding. Dividends of $0.50 per share have been declared for each quarter following the issuance of the shares on March 31, 1998.

(4) Prior to March 31, 1998, Cryovac did not have a separately identifiable capital structure upon which a calculation of earnings per common share could be based. In calculating basic and diluted earnings per common share for periods prior to March 31, 1998, retroactive recognition has been given to the various actions undertaken in connection with the Cryovac Transaction. See Note 16 to the Consolidated Financial Statements.

(5) Shareholders' equity for 1996 and 1997 represents the net assets of Cryovac.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The Company's net sales increased 5% in 2000 compared with 1999 and 14% in 1999 compared with 1998. On a pro forma basis, net sales increased 5% in 1999 compared with 1998 (see Note 4 to the Consolidated Financial Statements).

The increase in net sales in 2000 was due primarily to higher unit volume, the added net sales of several acquired businesses and higher average selling prices for certain of the Company's products. Excluding the negative effect of foreign currency translation, net sales would have increased 9% compared to 1999.

Most of the increase in net sales in 1999 on a consolidated and geographic basis as well as most of the increase in cost of sales, marketing, administrative and development expenses and the substantial increase in goodwill amortization were primarily due to the inclusion of the business of old Sealed Air (see "Cryovac Transaction" discussed below) in the entire 1999 period, but only in the last nine months of 1998, and adjustments arising from the Cryovac Transaction. On a pro forma basis, the increase in net sales in 1999 was due primarily to higher unit volume. Excluding the negative effect of foreign currency translation, net sales would have increased 7% in 1999 compared to 1998 on a pro forma basis.

Net sales from North American operations increased 6% in 2000 compared to 1999 and 16% in 1999 compared to 1998. The increase in 2000 was primarily due to increased unit volume, higher average selling prices for certain products and the added net sales of several acquired businesses. The increase in 1999 was due primarily to the Cryovac Transaction. On a pro forma basis, net sales increased 5% in 1999 compared with 1998, primarily due to increased unit volume. Substantially all of the North American net sales for each year represent net sales from the United States.

Net sales from foreign operations represented approximately 42% of net sales in 2000, 43% in 1999 and 44% in 1998. Net sales from foreign operations increased 2% in 2000 and 11% in 1999. The increase in 2000 was primarily due to increased unit volume, the added net sales of several small acquired businesses and, to a lesser extent, higher average selling prices for certain products partially offset by the negative impact of foreign currency translation, principally in Europe. Excluding the negative impact of foreign currency translation, net sales from foreign operations would have increased 12% in 2000. The increase in 1999 was due primarily to the Cryovac Transaction. On a pro forma basis, net sales from foreign operations represented 43% of net sales in 1998 and increased 4% in 1999. The pro forma increase in 1999 was primarily due to higher unit volume, and to a lesser extent, the added net sales of several acquired businesses, partially offset by the negative effect of foreign currency translation. Excluding the negative impact of foreign currency translation, net sales from foreign operations in 1999 would have increased 8% on a pro forma basis.

Net sales of the Company's food packaging segment, which consists primarily of the Company's Cryovac(R) food packaging products and Dri-Loc(R) absorbent pads, constituted 60% of net sales in 2000, 61% in 1999 and 66% in 1998. On a pro forma basis, net sales from the food packaging segment constituted 62% of net sales in 1998. The balance of the net sales was comprised of products in the Company's protective and specialty packaging segment, which consists primarily of the Company's Instapak(R) chemicals and equipment, Cryovac(R) performance shrink films, air cellular and polyethylene foam surface protection and cushioning materials and protective and durable mailers and bags.

Net sales of food packaging products increased 3% in 2000 and 5% in 1999. The increase in 2000 was due to higher unit volume, the added net sales of several acquired businesses and higher average selling prices for certain of this segment's products, partially offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales would have increased 7%. The increase in 1999 was due to higher unit volume and the Cryovac Transaction, partially offset by the negative effect of foreign currency translation. On a pro forma basis, net sales increased 3% in 1999 compared to 1998 due primarily to higher unit volume partially offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales on a pro forma basis would have increased 6% in 1999.

Among the major classes of products in the food packaging segment, net sales of flexible packaging materials and related equipment increased modestly in 2000 and 3% in 1999. The increase in 2000 was due primarily to higher unit volume and, to a lesser extent, higher average selling prices for certain flexible packaging materials, which was offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales of flexible packaging materials and related equipment would have increased 5% in 2000. The increase in 1999 was due primarily to higher unit volume and the Cryovac Transaction, partially offset by the negative effect of foreign currency translation. On a pro forma basis, net sales increased 2% in 1999 compared to 1998 due primarily to higher unit volume, partially offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales of flexible packaging materials and related equipment on a pro forma basis would have increased 5% in 1999. Net sales of rigid packaging and absorbent products increased 27% in 2000 and 22% in 1999.

The increase in 2000 was due primarily to the added net sales of Dolphin Packaging plc and other small businesses following their acquisitions, higher unit volume and higher average selling prices for certain products, partially offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales of rigid packaging and absorbent products would have increased 30% in 2000. The increase in 1999 was primarily due to higher unit volume and the Cryovac Transaction. On a pro forma basis, net sales increased 10% in 1999 compared to 1998 primarily due to higher unit volume. Foreign currency translation had a minimal effect on net sales of rigid packaging and absorbent products on a pro forma basis.

The Company currently expects that the recent outbreaks of bovine spongiform encephalopathy (BSE or "mad-cow" disease) and foot-and-mouth disease that have affected livestock in Europe and in certain other geographic regions could result in slower growth or a decline in the net sales of our food packaging products in those regions in 2001, but the Company believes that their effect on the Company's business should dissipate as these outbreaks end and the supply of meat in these regions resumes its normal pattern.

Net sales of protective and specialty packaging products increased 7% in 2000 and 31% in 1999. The increase in 2000 was due primarily to higher unit volume, the added net sales of several small acquired businesses and certain higher average selling prices for certain of the segment's products, partially offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales would have increased 10% in 2000. The increase in 1999 was due to the Cryovac Transaction, increased unit volume and, to a lesser extent, the added net sales of several small acquired businesses. On a pro forma basis, net sales increased 7% in 1999 compared to 1998 due primarily to higher unit volume and, to a lesser extent, the added net sales of several small acquired businesses partially offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales in this segment on a pro forma basis would have increased 8% in 1999.

Gross profit as a percentage of net sales was 33.7% in 2000, 35.1% in 1999 and 33.7% in 1998. The decrease in 2000 gross profit as a percentage of net sales was primarily due to higher raw material prices and energy-related costs. The increase in gross profit as a percentage of net sales in 1999 was due to the higher level of net sales and cost reductions arising out of improvements in the Company's operations, partially offset by certain higher raw material prices for certain of the Company's products.

Marketing, administrative and development expenses declined 2% in 2000 and increased 8% in 1999. The decline in 2000 was attributable to cost control measures and the impact of foreign currency translation. The 1999 increase was due primarily to the addition of the operating costs of old Sealed Air following the Cryovac Transaction and integration and information system costs. Marketing, administrative and development expenses as a percentage of net sales were 16.8% in 2000, 18.0% in 1999 and 18.8% in 1998.

Goodwill amortization increased in each year primarily due to several small acquisitions completed during 2000 and 1999. Amortization in the 1999 period also increased due to amortization related to the Cryovac Transaction for the entire 1999 period as compared to only the last nine months of 1998.

In 2000, the Company reversed $1,247,000 of its reserve related to the 1998 restructuring program and recognized a restructuring credit, as costs were modestly less than originally anticipated. Net restructuring costs and asset impairments were $110,792,000 in 1998. The Company's 1998 restructuring and other charges, net, reflect a $23,610,000 special credit to operations relating to the curtailment of certain post-retirement benefits.

Operating profit increased 4% in 2000 and 74% in 1999. These changes reflect an increase in net sales and the changes in costs and expenses discussed above which in the 1998 period included the effects of the Cryovac Transaction. Before giving effect to corporate operating expenses, consisting primarily of goodwill amortization and restructuring and other charges, net, operating profit of the Company's food packaging segment constituted 54%, 55% and 60% of operating profit in 2000, 1999 and 1998, respectively. The balance of operating profit arose from the Company's protective and specialty packaging segment. Operating profit as a percentage of net sales was 15.3% in 2000, 15.4% in 1999 and 10.1% in 1998.

Interest expense increased in both 2000 and in 1999. The increase in 2000 was primarily due to additional borrowings made in connection with business acquisitions and stock repurchases made under the Company's stock repurchase program, and higher weighted average interest rates. The 1999 increase, despite a net paydown of debt following completion of the Cryovac Transaction, was due to the indebtedness under the Credit Agreements, discussed below, being outstanding for the full twelve months of 1999 versus only the last nine months of 1998.

The changes in other income (expense), net, in each year primarily represents foreign currency exchange losses and, in 2000, the inclusion of $10,000,000 of fee income from a third party for the assignment of a pre-existing contract during the third quarter.

The Company's effective income tax rates were 45.5%, 46.6% and 46.7% in 2000, 1999 and 1998, respectively. These effective tax rates were higher than statutory rates due primarily to the non-deductibility of goodwill amortization. The Company expects that its effective tax rate will continue to remain higher than statutory rates for 2001 due primarily to the non-deductibility of goodwill amortization for tax purposes. The effective tax rate in 2000 was lower than the 1999 effective tax rate primarily due to a decline in tax rates in certain countries. The 1998 effective rate noted above excludes the effects of the $87,182,000 of net restructuring and other charges and a $26,000,000 special income tax charge for the assumed repatriation to the U.S. of the portion of the accumulated earnings of the Company's foreign subsidiaries that were not considered to be permanently invested in their businesses. Including these items, the effective rate for 1998 was 63.3%.

Net earnings increased 7% to $225,319,000 in 2000 compared to $211,461,000 in 1999, primarily resulting from the Company's higher operating profit in 2000. Net earnings increased 190% to $211,461,000 in 1999 compared to $73,007,000 in 1998, primarily resulting from the Company's higher operating profit in 1999 and the absence in 1999 of the special income tax charge incurred in 1998 as discussed above. On a pro forma basis, net earnings were $81,492,000 in 1998.

Basic earnings per common share were $2.47 for 2000, $1.69 for 1999 and $0.04 for 1998. On a pro forma basis, basic earnings per common share were $0.14 in 1998. Diluted earnings per common share were $1.93 for 2000, $1.68 for 1999 and $0.02 for 1998. On a pro forma basis, diluted earnings per common share were $0.12 in 1998. The basic earnings per common share calculation for 2000, 1999 and 1998 include a per share gain (excess of book value over repurchase price of preferred stock) of $0.54, $0.02 and $0.02, respectively, attributable to repurchases of preferred stock in each of the periods. The excess of book value over the repurchase price of the Company's Series A Preferred Stock is not included in the calculation of diluted earnings per common share. The diluted earnings per common share in each period were calculated assuming the conversion of the shares of preferred stock repurchased during each of the respective periods in accordance with the Financial Accounting Standards Board's Emerging Issues Task Force Topic D-53 guidance. Earnings per common share were calculated in accordance with Staff Accounting Bulletin No. 98, "Computation of Earnings Per Share," for the 1998 period, since the Company did not have a separately identifiable capital structure upon which a calculation of earnings per common share could be based prior to March 31, 1998. Accordingly, net earnings were reduced for preferred stock dividends (as if such shares had been outstanding during that year) to arrive at earnings ascribed to common shareholders.

CRYOVAC TRANSACTION

On March 31, 1998, the Company completed a multi-step transaction (the "Cryovac Transaction"). As part of that transaction, the Cryovac packaging business ("Cryovac"), held by various direct and indirect subsidiaries of the Company, was separated from the remaining business, and the Company and one of its subsidiaries borrowed approximately $1,260,000,000. The remaining business, which received the borrowed funds referred to in the preceding sentence, was then contributed to a company now known as W. R. Grace & Co. ("New Grace"), whose shares were distributed to the Company's stockholders. As a result, New Grace became a separate publicly owned company. The Company and its subsidiary retained the obligation to repay such borrowed funds. The Company recapitalized its outstanding shares of common stock into a new common stock and a new convertible preferred stock. A subsidiary of the Company then merged into the former Sealed Air Corporation ("old Sealed Air"), which changed its name to Sealed Air Corporation (US).

RESTRUCTURING PROGRAM

During the third quarter of 1998, the Company announced and began to implement a restructuring program and recorded a pre-tax charge of $111,074,000 to recognize the restructuring costs and related asset impairments. The portion of the 1998 restructuring and asset impairment charge applicable to the Company's food packaging segment amounted to $97,064,000, and the portion applicable to the protective and specialty packaging segment amounted to $14,010,000.

As part of the restructuring, the Company eliminated approximately 750 positions, or 5% of its then current workforce. As of December 31, 2000, all restructuring actions including employee severances and asset dispositions had been substantially completed. During the fourth quarter 2000, the Company reversed $1,247,000 of the restructuring reserve and recognized a restructuring credit as costs were modestly less than originally anticipated. There remains to be paid in future periods approximately $324,000 of the original $43,000,000 estimate of cash outlays. Such remaining outlays principally relate to employee separation costs which are expected to be paid during 2001.

The Company estimates that approximately $45,000,000 in annual operating cost savings were realized beginning in the year 2000. The estimated $45,000,000 savings included reductions in depreciation and amortization of approximately $8,000,000 per annum, which began in the fourth quarter of 1998, and reductions in cash operating expenses of approximately $37,000,000 per annum that relate primarily to payroll and related payroll tax and benefit expenses. The reductions in cash operating expenses began upon elimination of the employee positions. The Company estimates that approximately $30,000,000 of these cash operating expense reductions were realized in 1999; these reductions were modest in amount for 1998. Of the $45,000,000 estimated savings, approximately 40% was realized from reductions in manufacturing costs and 60% was realized from reductions in other operating costs. Additional information is included in Note 9 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash flows from operations and amounts available under the Company's existing lines of credit, including principally the Credit Agreements described below.

Net cash provided by operating activities amounted to $329,413,000 in 2000, $430,354,000 in 1999 and $411,646,000 in 1998. The decrease in 2000 was primarily due to an increase in net earnings that was more than offset by changes in operating assets and liabilities in the ordinary course of business. The increase in 1999 was due to net earnings from the inclusion of the operations of old Sealed Air for the full twelve months of 1999 as well as increased net earnings. This increase was partially offset by changes in operating assets and liabilities in the ordinary course of business, which included the timing of cash payments related to the restructuring and related charges.

Net cash used in investing activities amounted to $348,989,000 in 2000, $97,285,000 in 1999 and $38,316,000 in 1998. In each year, the net cash used in investing activities was used primarily for capital expenditures and acquisitions. The increase in net cash used in 2000 was primarily due to the higher level of capital expenditures and acquisitions in 2000. In 2000, the Company utilized cash of $237,541,000 to complete various acquisitions. The increase in net cash used in 1999 was due primarily to the absence in 1999 of the cash acquired from old Sealed Air in the Cryovac Transaction, which in 1998 more than offset the cash used for other acquisitions and partially offset the cash used for capital expenditures. The 1999 period also includes $25,811,000 of cash used to make various small acquisitions.

Capital expenditures were $114,197,000 in 2000, $75,080,000 in 1999 and
$82,408,000 in 1998. Capital expenditures for the Company's food packaging segment amounted to $75,773,000, $51,307,000 and $48,497,000 in 2000, 1999 and
1998, respectively, and capital expenditures for the protective and specialty packaging segment amounted to $38,424,000, $23,773,000 and $31,487,000 in 2000,
1999 and 1998, respectively. There were no corporate capital expenditures in 2000 or 1999 compared to $2,424,000 in 1998. The changes in capital expenditures in each year were primarily due to the management of capital planning and project spending. The Company currently anticipates that capital expenditures in 2001 will be in the range of $150,000,000.

Net cash provided by financing activities amounted to $7,671,000 in 2000. Net cash used in financing activities amounted to $367,183,000 in 1999 and $325,093,000 in 1998. In the 2000 period, the Company incurred net borrowings of $420,869,000 while in the 1999 period the Company made net debt repayments of $256,262,000. The net borrowings made in the 2000 period were incurred primarily to finance a portion of the cost of acquisitions and repurchases of shares of the Company's outstanding convertible preferred stock and common stock. The net cash used in financing activities in 1999 and 1998 was used primarily to refinance or repay outstanding debt, principally under the Credit Agreements, to pay dividends on the Company's Series A Preferred Stock and to repurchase shares of the Company's preferred stock and common stock.

During 2000, the Company repurchased 7,384,637 shares of its preferred stock and 494,737 shares of its common stock at a cost of approximately $323,948,000 and $22,873,000, respectively. During 1999, the Company repurchased 582,400 shares of its preferred stock and 251,000 shares of its common stock at a cost of approximately $27,552,000 and $14,189,000, respectively, pursuant to a share repurchase program adopted by its Board of Directors. As of December 31, 2000, the total number of shares of preferred stock and common stock authorized to be repurchased under this program was the equivalent of approximately 16,977,000 shares of common stock on an as-converted basis, of which approximately 8,465,000 had been repurchased, leaving the equivalent of approximately 8,512,000 shares of common stock on an as-converted basis available for repurchase under the program. The 1999 period also reflects the issuance of the Senior Notes and the Euro Notes, described below, the net proceeds of which (approximately $500,491,000) were used to refinance debt under the Credit Agreements. Cash flows from financing activities in 1998 also reflected the proceeds from borrowings under the Credit Agreements, offset by the transfer of funds in connection with the Cryovac Transaction.

At December 31, 2000, the Company had working capital of $202,512,000, or 5% of total assets, compared to working capital of $221,130,000, or 6% of total assets, at December 31, 1999. The decline in working capital in 2000 is due to an increase in short-term borrowings partially offset by an increase in accounts receivable and inventory and a decrease in accounts payable and accrued liabilities. The increase in short-term borrowings is primarily attributable to borrowings associated with business acquisitions completed in 2000 as well as stock purchases made in conjunction with the Company's stock repurchase program. All other changes in working capital accounts were in the ordinary course of business, which included the timing of cash payments. The decline in working capital in 1999 reflects an increase in short-term borrowings and lower levels of cash and cash equivalents and inventories. These changes were partially offset by an increase in notes and accounts receivable as well as a reduction in other current liabilities relating primarily to payments made during 1999 related to restructuring.

The ratio of current assets to current liabilities (current ratio) was 1.3 at December 31, 2000 compared with 1.4 at December 31, 1999. The ratio of current assets less inventory to current liabilities (quick ratio) was 0.8 at December 31, 2000 and 1.0 at December 31, 1999. The decreases in these ratios in 2000 resulted primarily from the decreases in working capital discussed above.

At both December 31, 2000 and December 31, 1999, the Company's outstanding debt consisted primarily of borrowings made under the Credit Agreements, the Senior Notes, and the Euro Notes and certain other loans incurred by the Company's subsidiaries.

During 1999, the Company issued euro 200,000,000 (approximately $205,000,000, at the then current exchange rate) aggregate principal amount of 7-year 5.625% notes (the "Euro Notes") and $300,000,000 aggregate principal amount of 10-year 6.95% senior notes (the "Senior Notes"). The net proceeds from these note issuances of approximately $500,491,000 in the aggregate were used to refinance outstanding borrowings under the Credit Agreements. As of December 31, 2000, the Company had no outstanding interest rate swap agreements open against either of these issues of debt. At December 31, 1999, the Company had outstanding certain forward-starting interest rate swap agreements that had the effect of converting a portion of these fixed rate notes to floating rate debt at U.S. dollar-denominated rates which ranged from 6.2% to 6.5%, and euro-denominated rates which ranged from 3.8% to 4.4%.

The Company's two principal credit agreements (the "Credit Agreements") are a 5-year $525,000,000 revolving credit facility that expires on March 30, 2003 (included in long-term debt) and a 364-day $375,000,000 revolving credit facility that expires on March 26, 2001 (included in short-term borrowings). The Company intends to replace this expiring credit facility with a new 364-day revolving credit facility on substantially similar terms but in a lower facility amount than the existing 364-day facility. The Company believes that the lower facility amount together with its other resources will be satisfactory for its currently anticipated financing needs. As of December 31, 2000 and 1999, outstanding borrowings were $456,263,000 and $160,978,000, respectively, under the 5-year revolving credit facility and $127,885,000 and $38,342,000, respectively, under the 364-day revolving credit facility. The Credit Agreements provide that the Company and certain of its subsidiaries may borrow for various purposes, including the refinancing of existing debt, the provision of working capital and other general corporate needs, including acquisitions, repurchase of the Company's outstanding common and preferred stock and capital expenditures. Amounts repaid under the Credit Agreements may be reborrowed from time to time. As of December 31, 2000, facility fees were payable on the total amounts available under the Credit Agreements and amounted to .095% and .100% per annum under the 5-year revolving credit facility and the 364-day revolving credit facility, respectively.

The Company's obligations under the Credit Agreements bear interest at floating rates. The weighted average interest rate under the Credit Agreements was approximately 7.0% at December 31, 2000 and 6.0% at December 31, 1999. The Company had no interest rate and currency swaps outstanding at December 31, 2000 related to its obligations under the Credit Agreements but had certain interest rate and currency swap agreements outstanding at December 31, 1999. These agreements had the effect of fixing or adjusting the interest rates on a portion of such debt. The weighted average interest rate at December 31, 1999 did not change significantly as a result of these derivative financial instruments.

The Credit Agreements provide for changes in borrowing margins based on financial criteria and the Company's senior unsecured debt ratings. The Credit Agreements, Senior Notes and Euro Notes impose certain limitations on the operations of the Company and certain of its subsidiaries. The Company was in compliance with these requirements as of December 31, 2000.

At December 31, 2000, the Company had available committed and uncommitted lines of credit, including those available under the Credit Agreements, of approximately $1,300,000,000 of which approximately $500,000,000 were unused.

The Series A Preferred Stock votes with the common stock on an as-converted basis, pays a cash dividend, as declared by the Company's Board of Directors, at an annual rate of $2.00 per share, payable quarterly in arrears, becomes redeemable at the option of the Company beginning March 31, 2001, subject to certain conditions, and will be subject to mandatory redemption on March 31, 2018 at $50.00 per share, plus any accrued and unpaid dividends to the extent that it then remains outstanding. The Company's preferred stock is convertible into shares of its common stock at a rate of approximately 0.885 share of common stock for each share of preferred stock. Because it is subject to mandatory redemption, the Series A Preferred Stock is classified outside of the shareholders' equity section of the balance sheet.

The Company's shareholders' equity was $753,129,000 at December 31, 2000 compared to $551,030,000 at December 31, 1999. Shareholders' equity increased in 2000 and 1999 due to the Company's net earnings of $225,319,000 and $211,461,000 and the excess of book value over repurchase price recognized in connection with the preferred stock repurchases of $45,283,000 and $1,568,000, which were partially offset by preferred stock dividends of $64,266,000 and $71,422,000 and by additional foreign currency translation adjustments of $16,258,000 and $46,678,000, respectively, in such years.

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

INTEREST RATES

The fair value of the Company's fixed rate debt varies with changes in interest rates. Generally, the fair value of fixed rate debt will increase as interest rates fall and decrease as interest rates rise. At December 31, 2000, the carrying value of the Company's total debt was $1,236,299,000, of which $489,607,000 was fixed rate debt. At December 31, 1999, the carrying value of the Company's total debt was $824,677,000 of which $502,244,000 was fixed rate debt. The estimated fair value of the Company's total debt, which includes the cost of replacing the Company's fixed rate debt with borrowings at current market rates, was approximately $1,159,250,000 at December 31, 2000 compared to $787,589,000 at December 31, 1999. A hypothetical 10% decrease in interest rates would result in an increase in the fair value of the total debt balance at December 31, 2000 of approximately $16,224,000.

The Company uses interest rate swaps to manage its exposure to fluctuations in interest rates. The Company also uses interest rate collars to reduce the Company's exposure to fluctuations in the rate of interest by limiting interest rates to a given range. At December 31, 2000, the Company had an interest rate collar agreement related to a foreign subsidiary's floating rate indebtedness. This interest rate collar agreement matures in June 2001, with a notional amount of approximately $8,000,000 compared with interest rate swap and collar agreements with a combined aggregate notional amount of $159,000,000 at December 31, 1999. The interest rate swap agreements outstanding at December 31, 1999 had the effect of converting a portion of the Company's fixed rate debt to floating rate debt. As of December 31, 2000, the Company did not have a material market risk exposure due to the interest rate collar agreement.

FOREIGN EXCHANGE CONTRACTS

The Company uses interest rate and currency swaps to limit foreign exchange exposure and limit or adjust interest rate exposure by swapping certain borrowings in U.S. dollars for borrowings denominated in foreign currencies. At December 31, 2000, the Company had no interest rate and currency swap agreements outstanding compared to an aggregate notional amount of approximately $5,000,000 at December 31, 1999.

The Company uses foreign currency forwards to fix the amount payable on certain transactions denominated in foreign currencies. At December 31, 2000, the Company had foreign currency forward contracts with an aggregate notional amount of approximately $13,800,000 outstanding while at December 31, 1999, the Company did not have any material foreign currency forward contracts outstanding. The estimated fair value of these contracts, which represents the estimated net payment that would be received by the Company in the event of termination of these contracts based on the then current foreign exchange rates, was approximately $253,000 at December 31, 2000. A hypothetical 10% adverse change in foreign exchange rates at December 31, 2000 would cause the Company to pay approximately $1,159,000 to terminate these contracts.

ENVIRONMENTAL MATTERS

The Company is subject to loss contingencies resulting from environmental laws and regulations, and it accrues for anticipated costs associated with investigatory and remediation efforts when an assessment has indicated that a loss is probable and can be reasonably estimated. These accruals do not take into account any discounting for the time value of money and are not reduced by potential insurance recoveries, if any. Environmental liabilities are reassessed whenever circumstances become better defined and/or remediation efforts and their costs can be better estimated. These liabilities are evaluated periodically based on available information, including the progress of remedial investigations at each site, the current status of discussions with regulatory authorities regarding the methods and extent of remediation and the apportionment of costs among potentially responsible parties. As some of these issues are decided (the outcomes of which are subject to uncertainties) and/or new sites are assessed and costs can be reasonably estimated, the Company adjusts the recorded accruals, as necessary. The Company believes that it has adequately reserved for all probable and estimable environmental exposures. In connection with the Cryovac Transaction, certain environmental liabilities of Cryovac were retained by or assumed by New Grace.

CONTINGENCIES RELATED TO THE CRYOVAC TRANSACTION

In connection with the Cryovac Transaction, New Grace and its subsidiaries retained all liabilities of Grace, whether accruing or occurring before or after the Cryovac Transaction, other than liabilities arising from or relating to Cryovac's operations. The liabilities retained by New Grace include, among others, liabilities relating to asbestos-containing products previously manufactured or sold by Grace subsidiaries, including its primary U.S. operating subsidiary, which has operated for decades and has been a subsidiary of New Grace since the Cryovac Transaction. The Transaction Agreements provided that, should any claimant seek to hold the Company, including any of its subsidiaries, responsible for liabilities of New Grace or its subsidiaries, including such asbestos-related liabilities, New Grace and its subsidiaries would indemnify and defend the Company.

Since the beginning of 2000, the Company has been served with a number of lawsuits alleging that, as a result of the Cryovac Transaction, the Company is responsible for alleged asbestos liabilities of New Grace and its subsidiaries, certain of which are also named as co-defendants in these actions. These actions include several purported class action lawsuits and a number of personal injury lawsuits. Some plaintiffs seek damages for personal injury or wrongful death while others seek medical monitoring, environmental remediation or remedies related to an attic insulation product. While the allegations in these actions directed to the Company vary, these actions all appear to allege that the Cryovac Transaction was a fraudulent transfer or gave rise to successor liability. These cases are all in the pre-trial stage, and none has been resolved through judgment, settlement or otherwise.

The Company believes that it is well-positioned to defend itself successfully in any asbestos-related claims against it, including the actions described above. Neither old Sealed Air nor Cryovac has ever produced or sold any asbestos-containing products. To the extent that the Company is named in any asbestos-related actions, the Company intends to defend its interests vigorously. However, an adverse outcome could have a material adverse effect on the Company's results of operations or consolidated financial position. While it is not possible to predict the outcome of any litigation, based on the facts known to the Company, the Company does not believe that an adverse outcome is probable. Thus, in accordance with generally accepted accounting principles, the Company has not recorded any liability in its financial statements for these actions.

The Company's legal defense costs to date (including costs paid by New Grace under the Transaction Agreements) have not been material. In late January 2001, New Grace announced that it was reviewing the strategic and operating issues associated with continuing to defend asbestos litigation through the court system versus seeking a resolution of such litigation through reorganization under Chapter 11 of the U.S. Bankruptcy Code. If New Grace were to file under Chapter 11 of the Bankruptcy Code, that would not alter the Company's views expressed in the preceding paragraph. If New Grace files under Chapter 11 or fails to indemnify and defend the Company, the Company could incur additional asbestos-related costs that could become material to the Company's results of operations or consolidated financial position.

In addition to the non-Cryovac liabilities referred to above, New Grace also agreed to retain certain liabilities of Cryovac and to indemnify the Company against such liabilities. The Company may remain contingently liable with respect to certain of such liabilities if New Grace were to fail to indemnify the Company or file under Chapter 11. Based upon currently available information, the Company believes that future costs, if any, related to such liabilities will not have a material adverse effect on the Company's results of operations or consolidated financial position.

The Company is the guarantor of certain outstanding public debt that was assumed by New Grace pursuant to the Transaction Agreements. Approximately $8,000,000 of such debt was outstanding at December 31, 2000. New Grace has indemnified the Company against any liability arising under such guarantee pursuant to the Transaction Agreements. However, if New Grace were to file under Chapter 11 of the Bankruptcy Code, the Company could become responsible for such debt, to the extent it was then outstanding, under such guarantee.

EURO CONVERSION

On January 1, 1999, eleven of the fifteen members of the European Union (the "participating countries") established fixed conversion rates between their existing currencies (the "legacy currencies") and introduced the euro, a single common non-cash currency. On January 1, 2001, the number of participating countries increased to twelve with the addition of Greece.

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

The Company believes that it will be euro compliant by January 1, 2002. The Company has implemented plans to accommodate euro-denominated transactions and to handle euro payments with third party customers and suppliers in the participating countries. The Company plans to meet the requirement to convert statutory and reporting currencies to the euro in part by acquiring and installing new financial software systems and in part by modifying existing systems. If there are delays in such installation, the Company plans to pursue alternate means to convert statutory and reporting currencies to the euro by 2002. The Company expects that its foreign currency exposures will be reduced as a result of the alignment of legacy currencies, and the Company believes that all material contracts and sales agreements requiring conversion will be converted to euros prior to January 1, 2002.

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

RECENTLY ISSUED STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

In September 2000, the Emerging Issues Task Force ("EITF") issued a consensus opinion, EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs," which became effective in the fourth quarter of 2000. Among other things, EITF 00-10 prohibits the netting of shipping costs in arriving at net trade sales. Prior to the issuance of EITF 00-10, the Company had followed the common practice of netting shipping costs against trade sales in arriving at net sales. The application of this consensus opinion has required certain reclassifications to the Company's Consolidated Financial Statements for all periods prior to 2000. Reported net sales amounts have increased as a result of reclassifying shipping costs to cost of sales, and cost of sales amounts are commensurately higher. Operating margins that are stated as a percentage of net sales have been reduced as a result of this reclassification; however, this reclassification had no effect on the Company's current or previously reported operating profit or net earnings amounts.

In June 2000, the Financial Accounting Standard's Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133."

In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." This Statement defers the effective date of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, which the Company adopted beginning January 1, 2001, establishes accounting and operating standards for hedging activities and derivative instruments, including certain derivative instruments embedded in other contracts. The adoption of SFAS Nos. 138 and 133 did not have a material effect on the Company's consolidated financial statements.

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

While the Company is not aware that any of the factors listed below will adversely affect the future performance of the Company, the Company recognizes that it is subject to a number of uncertainties, such as business and market conditions in the geographic areas in which it conducts business, changes in the value of the euro and other foreign currencies against the U.S. dollar, the success of certain information systems projects, factors affecting the customers, industries and markets that use the Company's packaging materials and systems, the development and success of new products, the Company's success in entering new markets, and acquiring and integrating new businesses, timing of capital expenditures, competitive factors, raw material availability and pricing, changes in energy-related expenses, changes in the Company's relationships with customers and suppliers, litigation and claims (including environmental and asbestos matters) involving the Company, the effect of a potential bankruptcy filing by W. R. Grace & Co. on the Company, the effects of foot-and-mouth and mad-cow disease on the Company's customers, changes in domestic or foreign laws or regulations, or difficulties related to the euro conversion.

SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
Years Ended December 31, 2000, 1999 and 1998
(In thousands of dollars, except for per share data)

                                                               2000           1999           1998
-----------------------------------------------------------------------------------------------------
Net sales                                                  $ 3,067,714     $2,931,853     $2,580,207
Cost of sales                                                2,032,410      1,903,131      1,711,471
-----------------------------------------------------------------------------------------------------
   Gross profit                                              1,035,304      1,028,722        868,736
Marketing, administrative
  and development expenses                                     516,312        527,126        486,160
Goodwill amortization                                           51,776         49,404         36,062
Restructuring and other (credit) charges, net                   (1,247)          --           87,182
-----------------------------------------------------------------------------------------------------
   Operating profit                                            468,463        452,192        259,332
Interest expense                                               (64,513)       (58,126)       (53,629)
Other income(expense), net                                       9,479          1,587         (6,756)
-----------------------------------------------------------------------------------------------------
   Earnings before income taxes                                413,429        395,653        198,947
Income taxes                                                   188,110        184,192        125,940
-----------------------------------------------------------------------------------------------------
     NET EARNINGS                                          $   225,319     $  211,461     $   73,007
-----------------------------------------------------------------------------------------------------
Add: Excess of book value over repurchase price of
     Series A preferred stock                                   45,283          1,568          1,798
Less: Series A preferred stock dividends                        64,266         71,422         53,921
Less: Retroactive recognition of preferred
      stock dividends                                             --             --           18,011
-----------------------------------------------------------------------------------------------------
Net earnings ascribed to common shareholders               $   206,336     $  141,607          2,873
-----------------------------------------------------------------------------------------------------
Earnings per common share:
   Basic                                                   $      2.47     $     1.69     $     0.04
   Diluted                                                 $      1.93     $     1.68     $     0.02
-----------------------------------------------------------------------------------------------------


See accompanying Notes to Consolidated Financial Statements.

SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2000 and 1999
(In thousands of dollars, except share data)

                                                                            2000               1999
------------------------------------------------------------------------------------------------------
ASSETS
Current assets:

   Cash and cash equivalents                                            $    11,229       $    13,672
   Notes and accounts receivable, net of allowances for doubtful
        accounts of $21,171 in 2000 and $21,396 in 1999                     505,935           470,046
   Inventories                                                              309,116           245,934
   Prepaid expenses and other current assets                                  8,136             9,976
   Deferred income taxes                                                     42,664            63,596
------------------------------------------------------------------------------------------------------
        Total current assets                                                877,080           803,224
Property and equipment, net                                               1,032,141         1,023,409
Goodwill, less accumulated amortization of $135,240 in 2000 and
        $84,699 in 1999                                                   1,959,909         1,859,958
Deferred income taxes                                                         7,367             8,494
Other assets                                                                171,601           160,148
------------------------------------------------------------------------------------------------------
        Total Assets                                                    $ 4,048,098       $ 3,855,233
======================================================================================================
LIABILITIES, PREFERRED STOCK AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term borrowings                                                 $  290,428       $   152,653
   Current portion of long-term debt                                          1,418             6,908
   Accounts payable                                                         154,881           175,166
   Other current liabilities                                                227,841           247,367
------------------------------------------------------------------------------------------------------
        Total current liabilities                                           674,568           582,094
Long-term debt, less current portion                                        944,453           665,116
Deferred income taxes                                                       210,581           214,906
Other liabilities                                                            72,994            80,425
------------------------------------------------------------------------------------------------------
        Total Liabilities                                                 1,902,596         1,542,541
------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 17)
------------------------------------------------------------------------------------------------------
Authorized 50,000,000 preferred shares. Series A
  convertible preferred stock,$50.00 per share
  redemption value, authorized 28,289,714 shares
  in 2000 and 36,021,851 in 1999, outstanding
  27,847,462 shares in 2000 and 35,233,245 shares
  in 1999, mandatory redemption in 2018                                   1,392,373         1,761,662
------------------------------------------------------------------------------------------------------
Shareholders' equity:

    Common stock, $.10 par value per share. Authorized
      400,000,000 shares; issued 84,352,492 shares in 2000
      and 84,135,255 shares in 1999                                           8,435             8,413
    Additional paid-in capital                                              689,084           632,230
    Retained earnings                                                       293,126           132,073
    Accumulated translation adjustment                                     (187,779)         (171,521)
------------------------------------------------------------------------------------------------------
                                                                            802,866           601,195
------------------------------------------------------------------------------------------------------
    Less: Deferred compensation                                              17,073            24,511
    Less: Cost of treasury common stock, 706,265
          shares in 2000 and
          535,356 shares in 1999                                             31,143            23,652
    Less: Minimum pension liability                                           1,521             2,002
------------------------------------------------------------------------------------------------------
          Total Shareholders' Equity                                        753,129           551,030
------------------------------------------------------------------------------------------------------
          Total Liabilities, Preferred Stock and
          Shareholders' Equity                                          $ 4,048,098       $ 3,855,233
======================================================================================================



 See accompanying Notes to Consolidated Financial Statements

SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
Years Ended December 31, 2000, 1999 and 1998
(In thousands of dollars)


                                          Additional   Retained
                               Common      Paid-In     Earnings         Deferred
                               Stock       Capital    (Deficit)        Compensation
---------------------------------------------------------------------------------------
Balance at
     December 31, 1997
---------------------------------------------------------------------------------------
Net earnings for
  quarter ended March 31, 1998
Net activity  with
  Grace
Cryovac Transaction
  share issuances              $8,327         $576,198      $_____         $ (9,649)
Effect of
  contingent stock
  transactions, net                52           32,073       _____          (19,034)
Shares issued for
  non-cash compensation             1              436       _____            _____
Purchase of
  preferred stock               _____             1,798      _____            _____
Purchase of common
  stock                         _____            _____       _____            _____
FAS 87  pension
  adjustment                    _____            _____       _____            _____
Foreign currency
  translation                   _____            _____       _____            _____
Net earnings-April 1
  through December 31,1998      _____            _____      45,955            _____
Dividends on
  preferred stock               _____            _____     (53,921)           _____
---------------------------------------------------------------------------------------
Balance at
     December 31, 1998          8,380          610,505      (7,966)         (28,683)
---------------------------------------------------------------------------------------
Effect of
  contingent stock
  transactions, net                25           12,718       _____            4,172
Shares issued for
  non-cash compensation             1            5,107       _____            _____
Exercise of stock
  options                           6            2,023       _____            _____
Purchase of
  preferred stock               _____            1,568       _____            _____
Conversion of
  preferred stock                   1              309       _____            _____
Purchase of common
  stock                         _____            _____       _____            _____
FAS 87  pension
  adjustment                    _____            _____       _____            _____
Foreign currency
  translation                   _____            _____       _____            _____
Net earnings                    _____            _____     211,461            _____
Dividends on
  preferred stock               _____            _____     (71,422)           _____
---------------------------------------------------------------------------------------
Balance at
     December 31, 1999          8,413          632,230     132,073          (24,511)
---------------------------------------------------------------------------------------
Effect of
  contingent stock
  transactions, net                19            8,607       _____            7,438
Shares issued for
  non-cash compensation             1            2,049       _____            _____
Exercise of stock
  options                           2              858       _____            _____
Purchase of
  preferred stock              _____            45,283       _____            _____
Conversion of
  preferred stock              _____                57       _____            _____
Purchase of common
  stock                        _____             _____       _____            _____
FAS 87  pension
  adjustment                   _____             _____       _____            _____
Foreign currency
  translation                  _____             _____       _____            _____
Net earnings                   _____             _____     225,319            _____
Dividends on
  preferred stock              _____             _____     (64,266)           _____

---------------------------------------------------------------------------------------
Balance at
     December 31, 2000         $8,435         $689,084    $293,126         $(17,073)
---------------------------------------------------------------------------------------



See accompanying Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENTS OF EQUITY
Years Ended December 31, 2000, 1999 and 1998
(In thousands of dollars)

                                                Other Comprehensive Income
                                               ----------------------------
                              Treasury         Accumulated        Minimum        Pre-Cryovac
                               Common          Translation        Pension        Transaction
                                Stock           Adjustment       Liability       Net Assets             Total
-----------------------------------------------------------------------------------------------------------------
Balance at
     December 31, 1997                          $(130,054)                        $1,482,682           1,352,628
-----------------------------------------------------------------------------------------------------------------
Net earnings for
  quarter ended
  March 31, 1998                                                                      27,052              27,052
Net activity  with
  Grace                                                                               23,939              23,939
Cryovac Transaction
  share issuances              $_____               _____          $_____         (1,533,673)           (958,797)
Effect of
  contingent stock
  transactions, net              (182)              _____           _____                                 12,909
Shares issued for
  non-cash compensation         _____               _____           _____                                    437
Purchase of
  preferred stock               _____               _____           _____                                  1,798
Purchase of common
  stock                       (17,052)              _____           _____                                (17,052)
FAS 87 pension
  adjustment                    _____               _____          (3,114)                                (3,114)
Foreign currency
  translation                   _____               5,211           _____                                  5,211
Net earnings-April 1
  through December 31,1998      _____               _____           _____                                 45,955
Dividends on
  preferred stock               _____               _____           _____                                (53,921)
-----------------------------------------------------------------------------------------------------------------
Balance at
     December 31, 1998        (17,234)           (124,843)         (3,114)                               437,045
-----------------------------------------------------------------------------------------------------------------
Effect of
  contingent stock
  transactions,  net              (16)              _____           _____                                 16,899
Shares issued for
  non-cash compensation         7,787               _____           _____                                 12,895
Exercise of stock
  options                       _____               _____           _____                                  2,029
Purchase of
  preferred stock               _____               _____           _____                                  1,568
Conversion of
  preferred stock               _____               _____           _____                                    310
Purchase of common
  stock                       (14,189)              _____           _____                                (14,189)
FAS 87 pension
  adjustment                    _____               _____           1,112                                  1,112
Foreign currency
  translation                   _____             (46,678)          _____                                (46,678)
Net earnings                    _____               _____           _____                                211,461
Dividends on
  preferred stock               _____               _____           _____                                (71,422)
-----------------------------------------------------------------------------------------------------------------
Balance at
     December 31, 1999        (23,652)           (171,521)         (2,002)                               551,030
-----------------------------------------------------------------------------------------------------------------
Effect of
  contingent stock
  transactions, net               (23)              _____           _____                                 16,041
Shares issued for
  non-cash compensation        15,405               _____           _____                                 17,455
Exercise of stock
  options                       _____               _____           _____                                    860
Purchase of
  preferred stock               _____               _____           _____                                 45,283
Conversion of
  preferred stock               _____               _____           _____                                     57
Purchase of common
  stock                       (22,873)              _____           _____                                (22,873)
FAS 87 pension
  adjustment                    _____               _____          481                                       481
Foreign currency
  translation                   _____             (16,258)          _____                                (16,258)
Net earnings                    _____               _____           _____                                225,319
Dividends on
  preferred stock               _____               _____           _____                                (64,266)

-----------------------------------------------------------------------------------------------------------------
Balance at
     December 31, 2000       $(31,143)          $(187,779)        $(1,521)                              $753,129
-----------------------------------------------------------------------------------------------------------------



See accompanying Notes to Consolidated Financial Statements

SEALED AIR CORPORATION AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2000, 1999 and 1998
 (In thousands of dollars)

                                                          2000              1999              1998
------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net earnings                                        $   225,319       $   211,461       $    73,007
  Adjustments to reconcile net earnings to cash
    provided by operating activities:
      Depreciation and amortization of property
        and equipment                                     140,795           146,549           141,457
      Goodwill and other amortization                      78,846            76,850            54,497
      Amortization of bond discount                           318               169                --
      Non-cash portion of restructuring and
        other charges, net                                 (1,247)               --            44,175
      Deferred tax provisions                              20,361            19,358            24,022
      Net loss on disposals of property and
        equipment                                             594               149             1,980
      Changes in operating assets and
        liabilities, net of
        businesses acquired and the
        Cryovac Transaction:
        Notes and accounts receivable                     (30,882)          (31,141)          (31,123)
        Inventories                                       (54,710)           21,229            33,110
        Other current assets                                3,432               670              (926)
        Other assets                                      (12,645)            2,041           (15,251)
        Accounts payable                                  (23,483)            1,750             7,685
        Income taxes payable                                  966           (16,491)           28,302
        Other current liabilities                         (12,692)           (1,477)           45,526
        Other liabilities                                  (5,559)             (763)            5,185
------------------------------------------------------------------------------------------------------
        Net cash provided by
          operating activities                            329,413           430,354           411,646
------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures for property and equipment        (114,197)          (75,080)          (82,408)
  Proceeds from sales of property and equipment             2,749             3,606             1,141
  Businesses acquired in purchase transactions,
    net of cash acquired                                 (237,541)          (25,811)           42,951
------------------------------------------------------------------------------------------------------
        Net cash used in
          investing activities                           (348,989)          (97,285)          (38,316)
------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net advances to Grace                                        --                --           (20,369)
  Proceeds from long-term debt                            661,048           572,831         1,259,221
  Payment of long-term debt                              (369,661)         (903,941)         (265,606)
  Payment of senior debt issuance costs                        --            (3,412)               --
  Transfer of funds in the Cryovac Transaction                 --                --        (1,258,807)
  Net proceeds on short-term borrowings                   129,482            74,848            21,732
  Purchases of treasury common stock                      (22,873)          (14,189)          (17,052)
  Purchases of preferred stock                           (323,948)          (27,552)           (8,202)
  Dividends paid on preferred stock                       (67,880)          (71,616)          (36,010)
  Proceeds from stock option exercises and
    other                                                   1,503             5,848                --
------------------------------------------------------------------------------------------------------
        Net cash provided by (used in)
          financing activities                              7,671          (367,183)         (325,093)
------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash
equivalents                                                 9,462             2,800            (3,251)
------------------------------------------------------------------------------------------------------
Cash and cash equivalents:
  Net change during the period                             (2,443)          (31,314)           44,986
  Balance, beginning of period                             13,672            44,986                --
------------------------------------------------------------------------------------------------------
Balance, end of period                                $    11,229           $13,672            $44,986
======================================================================================================



 See accompanying Notes to Consolidated Financial Statements.

SEALED AIR CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years Ended December 31, 2000, 1999 and 1998
(In thousands of dollars)

                                                               2000           1999           1998
----------------------------------------------------------------------------------------------------
Net earnings                                                 $225,319       $211,461       $ 73,007
Other comprehensive income:
          Minimum pension liability, net of an income
            tax charge (benefit) of $326, $1,020 and
            $(2,360), in 2000, 1999 and 1998, respectively        481          1,112         (3,114)
          Foreign currency translation adjustments            (16,258)       (46,678)         5,211
----------------------------------------------------------------------------------------------------
Comprehensive income                                         $209,542       $165,895       $ 75,104
====================================================================================================
See accompanying Notes to Consolidated Financial Statements.


SEALED AIR CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars, except share and per share data)
--------------------------------------------------------------------------------

NOTE 1 GENERAL

Sealed Air Corporation (the "Company"), operating through its subsidiaries, is engaged in the manufacture and sale of a wide range of food, protective and specialty packaging products.

The Company conducts substantially all of its business through two direct wholly owned subsidiaries, Cryovac, Inc. and Sealed Air Corporation (US). These two subsidiaries directly and indirectly own substantially all of the assets of the business and conduct operations themselves and through subsidiaries around the globe. This corporate structure was established in connection with the Cryovac Transaction. See Note 4 for a description of the Cryovac Transaction and certain related terms used in these notes.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. For periods prior to March 31, 1998 (see Note
4), the financial statements include only the operating results, cash flows, assets and liabilities of Cryovac. See Note 4 for a description of certain related allocations prior to the Cryovac Transaction. In the Cryovac Transaction, the merger of a subsidiary of the Company with old Sealed Air was accounted for as a purchase of old Sealed Air by the Company on March 31, 1998. Accordingly, the operating results, cash flows, assets and liabilities of both Cryovac and old Sealed Air are included in the consolidated financial statements from March 31, 1998 onward. See Note 4 for unaudited selected pro forma statement of earnings information for the year ended December 31, 1998.

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

FINANCIAL INSTRUMENTS

 The Company has limited involvement with derivative financial instruments that have off-balance sheet risk. These financial instruments generally include cross currency swaps, interest rate swaps, caps and collars and foreign exchange forwards and options relating to the Company's borrowing and trade activities. Such financial instruments are used to manage the Company's exposure to fluctuations in interest rates and foreign exchange rates. The Company does not purchase, hold or sell derivative financial instruments for trading or speculative purposes. The Company is exposed to credit risk in the event of the inability of the counterparties to perform their obligations. However, the

Company seeks to minimize such risk by entering into transactions with counterparties that are major financial institutions with high credit ratings.

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

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, except for property and equipment that have been impaired, for which the carrying amount is reduced to estimated fair value. Significant improvements are capitalized; repairs and maintenance costs that do not extend the lives of the assets are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed are removed from the accounts, and any resulting gain or loss is included when the assets are disposed.

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

INCOME TAXES

The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. The Company's non-U.S. subsidiaries file income tax returns in their respective local jurisdictions. During 1998, the Company began providing for income taxes on that portion of its foreign subsidiaries' accumulated earnings that management believes are not reinvested indefinitely in their businesses.

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

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred and amounted to $54,264, $56,452 and $57,524 in 2000, 1999 and 1998, respectively.

EARNINGS PER COMMON SHARE

Earnings per common share information has been calculated in accordance with SFAS No. 128, "Earnings Per Share," and for periods prior to March 31, 1998 in accordance with SAB No. 98, "Computation of Earnings Per Share," since the Company did not have a separately identifiable capital structure upon which a calculation of earnings per common share could be based prior to the Cryovac Transaction.

ENVIRONMENTAL EXPENDITURES

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

RECLASSIFICATIONS

In September 2000, the Emerging Issues Task Force ("EITF") issued a consensus opinion, EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs", which became effective in the fourth quarter of 2000. Among other things, EITF 00-10 prohibits the netting of shipping costs in arriving at net trade sales. As a result of applying this consensus opinion, reported net sales amounts have increased as a result of reclassifying shipping costs to cost of sales while cost of sales amounts are commensurately higher. This reclassification had no effect on the Company's current or previously reported operating profit or net earnings amounts.

Certain other prior period amounts have been reclassified to conform to the current year's presentation.

NOTE 3 BUSINESS SEGMENT INFORMATION

The Company operates in two reportable business segments: (i) Food Packaging and
(ii) Protective and Specialty Packaging. The Food Packaging segment comprises primarily the Company's Cryovac(R) food packaging products. The Protective and Specialty Packaging segment includes the aggregation of the Company's protective packaging products, engineered products and specialty products, all of which are principally for non-food packaging applications.

The Food Packaging segment includes flexible materials and related systems (shrink film and bag products, laminated films, and packaging systems marketed primarily under the Cryovac(R) trademark for packaging a broad range of perishable foods). This segment also includes rigid packaging and absorbent pads (foam and solid plastic trays and containers for the packaging of a wide variety of food products and absorbent pads used for the packaging of meat, fish and poultry). Net sales of flexible materials and related systems were: 2000 - $1,599,230; 1999 - $1,594,073; and 1998 - $1,545,895. Net sales of rigid packaging and absorbent pads were: 2000 - $238,064; 1999 - $187,347; and 1998 -
$154,131. Products in this segment are primarily sold to food processors, distributors and food service businesses.

The Protective and Specialty Packaging segment includes cushioning and surface protection products (including air cellular cushioning materials, films for non-food applications, polyurethane foam packaging systems sold under the Instapak(R) trademark, polyethylene foam sheets and planks, a comprehensive line of protective and durable mailers and bags, certain paper-based protective packaging materials, suspension and retention packaging, inflatable packaging, and packaging systems) and other products. Net sales of cushioning and surface protection products were: 2000 - $1,199,059; 1999 - $1,113,434; and 1998 -
$850,918. Net sales of other products for 2000, 1999 and 1998 were approximately 1% of consolidated net sales. Products in this segment are primarily sold to distributors and manufacturers.


                                                      2000            1999 (1)          1998 (1)
---------------------------------------------------------------------------------------------------
Net sales
     Food Packaging                                $ 1,837,294       $ 1,781,420       $ 1,700,026
     Protective and Specialty Packaging              1,230,420         1,150,433           880,181
---------------------------------------------------------------------------------------------------
     Total segments                                $ 3,067,714       $ 2,931,853       $ 2,580,207
===================================================================================================
Operating profit
     Food Packaging                                $   288,880       $   286,184       $   234,814
     Protective and Specialty Packaging                249,684           237,332           158,570
---------------------------------------------------------------------------------------------------
     Total segments                                    538,564           523,516           393,384
     Restructuring and other (charges), net (2)          1,247                --           (87,182)
     Corporate operating expenses (including
       goodwill amortization of $51,776, $49,404
       and $36,062 in 2000, 1999 and 1998,
       respectively)                                   (71,348)          (71,324)          (46,870)
---------------------------------------------------------------------------------------------------
     Total                                         $   468,463       $   452,192       $   259,332
===================================================================================================
Depreciation and amortization
     Food Packaging                                $   108,050          $111,253          $111,553
     Protective and Specialty Packaging                 58,954            61,958            48,214
---------------------------------------------------------------------------------------------------
     Total segments                                    167,004           173,211           159,767
     Corporate (including goodwill and other
       amortization)                                    52,637            50,188            36,187
---------------------------------------------------------------------------------------------------
    Total                                          $   219,641       $   223,399       $   195,954
===================================================================================================

                                                      2000            1999 (1)          1998 (1)
---------------------------------------------------------------------------------------------------
Capital expenditures
     Food Packaging                                $    75,773       $    51,307       $    48,497
     Protective and Specialty Packaging                 38,424            23,773            31,487
---------------------------------------------------------------------------------------------------
     Total segments                                    114,197            75,080            79,984
     Corporate                                              --                --             2,424
---------------------------------------------------------------------------------------------------
     Total                                         $   114,197       $    75,080       $    82,408
===================================================================================================
Assets (3)
     Food Packaging                                $ 1,361,316       $ 1,292,850       $ 1,453,615
     Protective and Specialty Packaging                722,375           695,161           668,896
---------------------------------------------------------------------------------------------------
     Total segments                                  2,083,691         1,988,011         2,122,511
     Corporate (including goodwill, net of
       $1,959,909, $1,859,958 and $1,907,736
       in 2000, 1999 and 1998, respectively)         1,964,407         1,867,222         1,917,419
---------------------------------------------------------------------------------------------------
     Total                                          $4,048,098        $3,855,233        $4,039,930
===================================================================================================


(1) Certain prior period amounts have been reclassified to conform to the current year's presentation.

(2) Restructuring and other (charges), net in 2000 includes a non-cash credit of $1,247 for Food Packaging. The 1998 period includes a $73,172 charge for Food Packaging (including a net non-cash charge of $46,021) and a $14,010 charge for Protective and Specialty Packaging (including a net non-cash credit of $1,846).

(3) Plant and equipment facilities and other resources of the Food Packaging segment are used to manufacture films (non-food applications) for the Protective and Specialty Packaging segment. A proportionate share of capital expenditures, assets, depreciation and other costs of manufacturing are allocated to the Protective and Specialty Packaging segment.

GEOGRAPHIC INFORMATION

                                         2000                1999               1998
----------------------------------------------------------------------------------------
Net sales: (4)
     North America                  $ 1,782,026         $ 1,674,198        $  1,448,425
     Europe                             762,271             779,019             714,498
     Latin America                      225,229             187,110             174,843
     Asia Pacific                       298,188             291,526             242,441
----------------------------------------------------------------------------------------
     Total                          $ 3,067,714         $ 2,931,853        $  2,580,207
========================================================================================
Total long-lived assets: (4)
     North America (5)              $ 2,667,156         $ 2,569,071        $  2,716,288
     Europe                             307,700             281,951             285,834
     Latin America                       62,120              58,638              59,292
     Asia Pacific                       126,675             133,855             123,144
----------------------------------------------------------------------------------------
     Total                          $ 3,163,651         $ 3,043,515        $  3,184,558
========================================================================================



(4) Net sales attributed to the geographic areas represent trade sales to external customers. Net sales in North America represent substantially net sales in the United States. No non-U.S. country has net sales in excess of 10% of consolidated net sales or long-lived assets in excess of 10% of consolidated long-lived assets.

(5) Includes goodwill, net, of $1,959,909, $1,859,958 and $1,907,736 in 2000,
    1999 and 1998, respectively.

NOTE 4 ACQUISITIONS

In 2000 and 1999, the Company made several acquisitions (including the acquisitions of Dolphin Packaging plc and Shanklin Corporation in the third and fourth quarters of 2000, respectively). These transactions, which were carried out in exchange for cash in the aggregate amount of approximately $237,541 in 2000 and $25,811 in 1999, were accounted for as purchases and resulted in goodwill of approximately $153,000 in 2000 and $6,000 in 1999. This goodwill is being amortized over periods ranging from 5 to 30 years. These transactions were not material to the Company's consolidated financial statements.

On March 31, 1998, the Company completed a multi-step transaction (the "Cryovac Transaction"). As part of that transaction, the Cryovac packaging business ("Cryovac"), held by various direct and indirect subsidiaries of the Company, was separated from the remaining business, and the Company and one of its subsidiaries borrowed approximately $1,260,000. The remaining business, which received the borrowed funds referred to in the preceding sentence, was then contributed to a company now known as W. R. Grace & Co. ("New Grace"), whose shares were distributed to the Company's stockholders. As a result, New Grace became a separate publicly owned company. The Company and its subsidiary retained the obligation to repay such borrowed funds. The Company recapitalized its outstanding shares of common stock into a new common stock and a new convertible preferred stock. A subsidiary of the Company then merged into the former Sealed Air Corporation ("old Sealed Air"), which changed its name to Sealed Air Corporation (US). References to "Grace" in these Notes refer to the Company and its then subsidiaries before the Cryovac Transaction. The agreements pursuant to which the Cryovac Transaction was carried out are referred to in these Notes as the "Transaction Agreements."

For accounting purposes, the historical financial statements arising from the Cryovac Transaction are those of Cryovac, and the merger described above was treated as a purchase of old Sealed Air by the Company. The Company issued 42,624,246 shares of common stock at a value of $49.52 per share for a purchase price of $2,141,000, including incurred costs of approximately $30,000, in exchange for the net assets of old Sealed Air. The fair value of such net assets included approximately $181,000 of property and equipment, $95,800 of working capital (including cash of $51,259), and other long-term net liabilities of approximately $71,500. Resulting goodwill of approximately $1,935,700 is being amortized over a 40-year period.

The following table presents selected unaudited pro forma statement of earnings information for the year ended December 31, 1998 that has been prepared as if the Cryovac Transaction had occurred on January 1, 1998. Such amounts include adjustments principally for incremental goodwill amortization and interest expense and the exclusion of a non-cash inventory charge that resulted from the turnover of certain of the Company's inventories previously stepped-up to fair value. This information is not intended to represent what the Company's actual results would have been for such year if the Cryovac Transaction had occurred on January 1, 1998.

                                                                  Year Ended
                                                               December 31, 1998
                                                                  (unaudited)
--------------------------------------------------------------------------------
Net sales by segment:
   Food Packaging                                                     $1,726,496
   Protective and Specialty Packaging                                  1,076,221
--------------------------------------------------------------------------------
Net sales                                                             $2,802,717
================================================================================
Net earnings                                                          $   81,492
================================================================================
Earnings per common share:
   Basic                                                              $     0.14
   Diluted                                                            $     0.12
================================================================================



The consolidated statement of earnings for 1998 includes approximately $32,044 of expenses that Grace allocated to Cryovac during the first quarter of 1998. The following types of expenses were allocated: domestic and international regional corporate expenses, general, administrative and maintenance services for facilities Cryovac shared with other Grace businesses, data processing services provided by Grace's European central processing facility, workers' compensation and general business insurance premiums and claims. The cost allocations for these services were determined based on methods that Grace management considered reasonable.

During 1998, the Company made certain other acquisitions. These transactions, which were effected in exchange for cash, were accounted for as purchases and were not material to the Company's consolidated financial statements.

NOTE 5 INVENTORIES

                                                                    December 31,
--------------------------------------------------------------------------------------
                                                                2000            1999
--------------------------------------------------------------------------------------
Inventories (at FIFO, which approximates current cost):
     Raw materials                                           $  72,537       $  60,596
     Work in process                                            63,798          43,021
     Finished goods                                            193,169         157,341
--------------------------------------------------------------------------------------
                                                               329,504         260,958

Reduction of certain inventories to LIFO basis                 (20,388)        (15,024)
--------------------------------------------------------------------------------------
     Total                                                   $ 309,116       $ 245,934
--------------------------------------------------------------------------------------



Inventories accounted for on a LIFO basis represented approximately 40% and 46% of total inventories at December 31, 2000 and 1999, respectively.

NOTE 6 PROPERTY AND EQUIPMENT

                                                          December 31,
-----------------------------------------------------------------------------
                                                     2000              1999
-----------------------------------------------------------------------------
Land and improvements                          $    35,954       $    29,744
Buildings                                          404,514           396,716
Machinery and equipment                          1,405,119         1,364,454
Other property and equipment                       112,184           115,111
Construction-in-progress                            85,707            40,106
-----------------------------------------------------------------------------
                                                 2,043,478         1,946,131

Accumulated depreciation and amortization       (1,011,337)         (922,722)
-----------------------------------------------------------------------------
  Property and equipment, net                  $ 1,032,141       $ 1,023,409
=============================================================================



Interest cost capitalized during 2000, 1999 and 1998 was $3,300, $3,000 and $4,994, respectively.

NOTE 7 OTHER LIABILITIES

                                                        December 31,
-------------------------------------------------------------------------
                                                     2000         1999
-------------------------------------------------------------------------
Other current liabilities:
      Accrued salaries, wages and related costs   $ 93,086      $105,811
      Accrued restructuring costs (Note 9)             537         5,420
      Accrued operating expenses                    71,878        76,759
      Accrued dividends and interest                29,457        28,497
      Income taxes payable                          32,883        30,880
-------------------------------------------------------------------------
   Total                                          $227,841      $247,367
=========================================================================
                                                        December 31,
-------------------------------------------------------------------------
                                                     2000         1999
-------------------------------------------------------------------------
Other liabilities:
     Other postretirement benefits                 $ 3,699       $ 4,309
     Non-U.S. statutory social security and
       pension obligations                          31,103        31,625
     Other various liabilities                      38,192        44,491
-------------------------------------------------------------------------
     Total                                         $72,994       $80,425
=========================================================================



Non-U.S. statutory social security and pension obligations primarily represent the present value of the Company's unfunded future obligations for certain eligible, active non-U.S. employees based on actuarial calculations.


NOTE 8 INCOME TAXES

The components of earnings before income taxes were as follows:

                                                    2000          1999          1998
----------------------------------------------------------------------------------------
Domestic                                        $ 310,361     $233,493       $132,448
Foreign                                           103,068      162,160         66,499
----------------------------------------------------------------------------------------
     Total                                      $ 413,429     $395,653      $ 198,947
----------------------------------------------------------------------------------------


The components of the provision for income taxes were as follows:

                                     2000              1999                  1998
------------------------------------------------------------------------------------
Current tax expense:
   Federal                      $   96,864            $77,391               $54,249
   State and local                  23,498             20,455                11,830
   Foreign                          47,387             66,988                35,839
------------------------------------------------------------------------------------
        Total current              167,749            164,834               101,918
------------------------------------------------------------------------------------
Deferred tax expense:
   Federal                          14,769             10,371                 1,315
   State and local                   3,668              2,593                   283
   Foreign                           1,924              6,394                22,424
------------------------------------------------------------------------------------
        Total deferred              20,361             19,358                24,022
------------------------------------------------------------------------------------
        Total provision          $ 188,110           $184,192              $125,940
------------------------------------------------------------------------------------


Deferred tax assets (liabilities) consist of the following:

                                                           December 31,
----------------------------------------------------------------------------
                                                      2000            1999
----------------------------------------------------------------------------
Accruals not yet deductible for tax purposes      $  20,865       $  26,077
Foreign net operating loss carryforwards and
  investment tax allowances                          22,772          24,946
Employee benefit items                               15,781          20,516
Inventories                                          13,576          17,617
Research and development                              5,877          12,401
Postretirement benefits other than pensions           1,487           1,732
Other                                                 6,911           7,792
----------------------------------------------------------------------------
     Gross deferred tax assets                       87,269         111,081
Valuation allowance                                 (15,049)        (15,412)
----------------------------------------------------------------------------
     Total deferred tax assets                       72,220          95,669
----------------------------------------------------------------------------
Depreciation and amortization                      (125,640)       (122,032)
Unremitted foreign earnings                         (38,683)        (35,750)
Intangibles                                         (29,891)        (34,055)
Pension                                             (19,414)        (21,216)
Capitalized interest                                (12,421)        (14,487)
Other                                               (11,539)        (10,945)
----------------------------------------------------------------------------
     Total deferred tax liabilities                (237,588)       (238,485)
----------------------------------------------------------------------------
  Net deferred tax liabilities                    $(165,368)      $(142,816)
----------------------------------------------------------------------------



The U.S. federal statutory corporate tax rate reconciles to the Company's effective tax rate as follows:

                                                       2000      1999        1998
--------------------------------------------------------------------------------------
Statutory U.S. federal tax rate                      35.0%       35.0%       35.0%
State income taxes, net of federal tax benefit        4.3         3.8         4.0
U.S. and foreign taxes on unremitted earnings         0.4         0.9        14.1
Foreign taxes on foreign operations in excess of
  U.S. tax rates                                      0.6         1.8         2.6
Non-deductible expenses, primarily goodwill
  amortization                                        5.2         5.1         7.6
--------------------------------------------------------------------------------------
   Effective tax rate                                45.5%       46.6%       63.3%
--------------------------------------------------------------------------------------



The Company has concluded that it is more likely than not that the balance of deferred tax assets, net of the valuation allowance, of $72,220 at December 31, 2000 will be realized based upon anticipated future results. The balance of the valuation allowance of $15,049 at December 31, 2000 is due to the uncertainty of the realization of certain foreign deferred tax assets, primarily relating to foreign investment tax allowances that arose during 1996.

During 1998, the Company began providing for income taxes on that portion of foreign subsidiaries' accumulated earnings that management believes are not reinvested indefinitely in their businesses. Such provision resulted in an income tax charge of $26,000 in respect of such accumulated earnings. Previously, the Company treated the accumulated earnings of the Company's foreign subsidiaries as reinvested indefinitely in their businesses, and therefore no income taxes were provided in the financial statements with respect to future repatriation of such accumulated earnings.

At December 31, 2000, there were $45,251 of foreign net operating loss carryforwards ($13,368 tax effected) and $33,587 of investment tax allowances ($9,404 tax effected), the majority of which originated prior to the Cryovac Transaction, and have no expiration period. New Grace retains the future benefit, if realized, of such loss carry-forwards and allowances originating prior to the Cryovac Transaction.

NOTE 9 RESTRUCTURING COSTS AND OTHER CHARGES, NET

Prior to the Cryovac Transaction, Grace began to implement a worldwide program (the "Pre-1998 Program") focused on streamlining processes and reducing general and administrative expenses and factory administration costs. Charges recognized relating to the Pre-1998 Program primarily related to headcount reductions in Cryovac and the restructuring of Cryovac's European operations in areas such as working capital management, manufacturing and sales. This program resulted in the elimination of approximately 400 positions worldwide. As of December 31, 2000, all of these positions had been eliminated.

In connection with the Cryovac Transaction, certain obligations related to Grace's restructuring program were retained by New Grace. As of March 31, 1998, the Company's liability with respect to such obligations, amounting to approximately $7,714 together with related deferred income taxes, was reversed and accounted for as an equity contribution to the Company from Grace.

After the Cryovac Transaction, the Company conducted a review of its operations in order to develop a combined operating plan for old Sealed Air and Cryovac. The review considered organization and business structures and methods, the nature and extent of manufacturing and business operations in each region of the world, including assets and resources deployed, and current business and economic trends. As a result of such review, during the third quarter of 1998, the Company announced and began implementation of a restructuring program (the "1998 Program"). Charges to operations arising out of the 1998 Program amounted to $111,074 and included $39,848 of employee termination costs, for approximately 750 positions or approximately 5% of its workforce across all functional areas, $3,441 of exit costs and $67,785 of asset impairments related to long-lived assets either held for use or held for disposition. The portion of the 1998 restructuring and asset impairment charge applicable to the Company's food packaging segment amounted to $97,064 and the portion applicable to the protective and specialty packaging segment amounted to $14,010. The asset impairment amount of $67,785 includes write-downs or write-offs of $47,083 for property, plant and equipment, $13,008 for goodwill, and $7,694 for certain other long-lived intangible assets. The $67,785 asset impairment charge includes $20,021 of long-lived assets, primarily machinery and equipment, that have been disposed and the remaining amount of $47,764 are long-lived assets held for use. The Company incurred approximately $41,718 of cash outlays to carry out this restructuring program. These cash outlays include primarily severance and other personnel related costs, costs of terminating leases and facilities and equipment disposition costs. During the fourth quarter of 2000, the Company reversed $1,247 of the liability related to the 1998 Program, as costs were lower than originally anticipated. As of December 31, 2000, all restructuring actions related to this program were substantially completed including the elimination of 744 positions.

The remaining liability of $537 at December 31, 2000 is related to outstanding employee separation costs which are expected to be paid during 2001.

The following table presents the rollforward of the restructuring liability from December 31, 1997 to December 31, 2000, including restructuring charges, spending, reserve reversals and other activity during the three-year period.

                                                    Employee                     Contract
                                                     Termi-       Plant/         Termi
                                                     nation       Office         -nation
                                                      Costs      Closures         Costs           Total
----------------------------------------------------------------------------------------------------------
Restructuring liability at December 31, 1997       $ 10,157       $ 2,786        $    --        $ 12,943
Liability  retained  by New  Grace  at
  March 31, 1998                                     (5,015)       (2,699)            --          (7,714)
Partial reversal of Pre-1998 Program                   (282)           --             --            (282)
1998 Program restructuring charge                    39,848         2,291          1,150          43,289
Pre-1998 Program payments                            (3,516)           --             --          (3,516)
1998 Program payments                               (14,486)         (729)        (1,150)        (16,365)
----------------------------------------------------------------------------------------------------------
Restructuring liability at December 31, 1998         26,706         1,649             --          28,355
Pre-1998 Program payments                              (951)          (56)            --          (1,007)
1998 Program payments                               (21,392)         (536)            --         (21,928)
----------------------------------------------------------------------------------------------------------
Restructuring liability at December 31, 1999          4,363         1,057             --           5,420
Pre-1998 Program payments                              (180)          (31)            --            (211)
1998 Program payments                                (2,488)         (937)            --          (3,425)
Partial reversal of 1998 Program                     (1,158)          (89)            --          (1,247)
----------------------------------------------------------------------------------------------------------
Restructuring liability at December 31, 2000       $    537       $    --        $    --        $    537
----------------------------------------------------------------------------------------------------------


NOTE 10 EMPLOYEE BENEFITS AND INCENTIVE PROGRAMS

PROFIT-SHARING AND RETIREMENT SAVINGS PLANS

The Company has a non-contributory profit-sharing plan covering most of the Company's U.S. employees. Contributions to this plan, which are made at the discretion of the Board of Directors, may be made in cash, shares of the Company's common stock, or in a combination of cash and shares of the Company's common stock. The Company also maintains contributory thrift and retirement savings plans in which most U.S. employees of the Company are eligible to participate. The contributory thrift and retirement savings plans generally provide for Company contributions based upon the amount contributed to the plans by the participants. Company contributions to or provisions for its profit-sharing and retirement savings plans are charged to operations and amounted to $22,004, $31,852 and $22,919 in 2000, 1999 and 1998, respectively.
Shares of common stock issued for a portion of the Company's contribution to its profit-sharing plan were $13,877 and $8,823 in 2000 and 1999, respectively. In 1998, no shares of common stock were issued to the profit sharing plan.

PENSION PLANS

The Company maintains pension plans for certain U.S. employees, including certain employees who are covered by collective bargaining agreements. In 1998, the Company established a pension plan for U.S. employees who were employees of Cryovac at the time of the Cryovac Transaction and who participated in a prior pension plan. The new plan is intended to provide restorative benefits to the extent required, if any, should the Company's assumed profit-sharing plan benefits be insufficient to provide retiree benefits at least equivalent in amount to assumed benefits under that prior plan. Pension cost for all U.S. pension plans charged to operations during 2000, 1999, and for the 1998 period subsequent to the Cryovac Transaction amounted to $624, $1,088 and $803, respectively. The balance sheets as of December 31, 2000 and 1999 include the following items related to such plans: an intangible asset of $1,706 and $1,610, respectively; accumulated other comprehensive income of $59 and $572, respectively; an accrued benefit liability of $21 and $599, respectively; and a prepaid pension asset of $2,510 and $1,964, respectively. The aggregate benefit obligation at December 31, 2000 and 1999 amounted to $16,802 and $15,369, respectively, while the fair value of plan assets at such dates amounted to $15,423 and $14,170, respectively.

Separate calculations of Cryovac's net pension cost within Grace's U.S. pension plans were performed for the quarter ended March 31, 1998. Cryovac's net pension cost amounted to $1,092 and consisted of service cost on benefits earned during the quarter of $1,520, interest cost on benefits earned in prior years of $3,251, actual return on plan assets of $3,587, deferred gain on plan assets of $273, and amortization of net gain and prior service costs of $365.

Certain of the Company's non-U.S. employees participate in defined benefit pension plans. The following presents the Company's funded status for 2000 and 1999 under SFAS No. 132 for its non-U.S. pension plans.

Change in benefit obligation:                        2000           1999
----------------------------------------------------------------------------
     Benefit obligation at
       beginning of period                       $ 133,206       $ 128,581
     Service cost                                    6,754           6,984
     Interest cost                                   7,390           7,116
     Actuarial loss                                  2,123           2,659
     Plan merger                                     3,275              --
     Curtailment loss                                1,614              --
     Benefits paid                                  (7,881)         (8,899)
     Employee contributions                          1,403           1,282
     Foreign exchange impact                       (10,758)         (4,517)

----------------------------------------------------------------------------
     Benefit obligation at end of period         $ 137,126       $ 133,206
============================================================================
Change in plan assets:
----------------------------------------------------------------------------
     Fair value of plan assets at
        beginning of period                       $160,568        $145,601
     Plan merger                                     2,289              --
     Actual return on plan assets                    4,980          19,712
     Employer contributions                          1,982           2,438
     Benefits paid                                  (7,881)         (8,899)
     Employee contributions                          1,403           1,282
     Foreign exchange impact                       (12,863)            434
----------------------------------------------------------------------------
     Fair value of plan assets at end
        of period                                $ 150,478       $ 160,568
----------------------------------------------------------------------------


                                       41


----------------------------------------------------------------------------
Funded status:                                        2000            1999
----------------------------------------------------------------------------
     Plan assets in excess of benefit
        obligation                               $  13,352       $  27,362
     Unrecognized net obligation (asset)               335            (212)
     Unrecognized net prior service cost               862             706
     Unrecognized net actuarial loss                19,364           9,125
----------------------------------------------------------------------------
     Prepaid pension cost at end of
        period                                   $  33,913       $  36,981
============================================================================
Amount recognized in the consolidated
  balance sheet consists of:
     Prepaid benefit cost                        $  54,156       $  57,364
     Accrued benefit liability                     (23,410)        (23,646)
     Intangible asset                                  691             493
     Accumulated other comprehensive income          2,476           2,770
----------------------------------------------------------------------------
     Net amount recognized                       $  33,913       $  36,981
============================================================================



The following presents the Company's pension expense for 2000, 1999 and from April 1, 1998 to December 31, 1998 under SFAS No. 132 for its non-U.S. pension plans.

                                                               For period
                                                              April 1, 1998
                                 Year ended      Year ended        to
Components of net periodic      December 31,    December 31,  December 31,
benefit cost:                       2000            1999          1998
------------------------------------------------------------------------
Service cost                     $  6,754       $  6,984       $  4,165
Interest cost                       7,390          7,116          5,819
Expected return on plan
   assets                         (13,060)       (12,169)        (9,766)
Amortization of asset                (159)          (487)          (375)
Amortization of prior
   service cost                       115            106             79
Amortization of net loss              326          1,096            234
------------------------------------------------------------------------
Net periodic pension cost        $  1,366       $  2,646       $    156
========================================================================


The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $32,924, $28,440 and $4,920 as of December 31, 2000, respectively, and $31,120, $25,428 and $5,007 as of December 31, 1999, respectively.

The following significant assumptions were used in calculating the pension cost and funded status presented above:


                                               2000            1999           1998
-----------------------------------------------------------------------------------

Discount rate at December 31                   5.9%            5.7%           6.3%
Expected long-term rate of return              8.6%            8.6%           8.9%
Rate of compensation increase                  3.9%            3.8%           4.0%
-----------------------------------------------------------------------------------


NOTE 11 OTHER POSTRETIREMENT BENEFIT PLANS

The Company generally does not offer its employees postretirement benefits other than certain programs which are required by the foreign countries in which the Company operates and certain U.S. programs which are fully funded by the participating retired employees. Such programs are not material to the Company's consolidated financial statements.

During 1998, the Company amended an existing U.S. postretirement healthcare plan which had the effect of curtailing benefits for substantially all future retirees. As a result of this plan curtailment, the Company reflected a credit to operations and a postretirement liability reduction of $23,610 during the fourth quarter of 1998. At December 31, 2000 and 1999, the accrued benefit liability amounted to $3,699 and $4,309, respectively. For the years ended December 31, 2000 and 1999, there was a net postretirement credit to operations of $610 and $607, respectively. For the year ended December 31, 1998, the net periodic postretirement benefit cost was $331. These net periodic postretirement credits, together with other remaining postretirement healthcare plan disclosures under SFAS No. 132, are not material to the consolidated financial statements.

NOTE 12 DEBT

A summary of long-term debt at December 31, 2000 and 1999 follows:

                                                                     December 31,
                                                                 2000            1999
------------------------------------------------------------------------------------------
Credit Agreement due March 2003                               $ 456,263       $ 160,978
5.625% Euro Notes due July 2006, less discount of $1,056
   and $1,317 in 2000 and 1999, respectively                    185,145         200,858
6.95% Senior Notes due May 2009, less discount of $1,909
   and $2,071 in 2000 and 1999, respectively                    298,091         297,929
Other                                                             6,372          12,259
------------------------------------------------------------------------------------------
   Total                                                        945,871         672,024
Less current installments                                        (1,418)         (6,908)
------------------------------------------------------------------------------------------
   Long-term debt, less current installments                  $ 944,453       $ 665,116
==========================================================================================



The Company's two principal credit agreements (as amended, the "Credit Agreements") are a 5-year $525,000 revolving credit facility that expires on March 30, 2003 (included in long-term debt) and a 364-day $375,000 revolving credit facility that expires on March 26, 2001 (included in short-term borrowings). As of December 31, 2000 and 1999, outstanding borrowings were $456,263 and $160,978, respectively, under the 5-year revolving credit facility and $127,885 and $38,342, respectively, under the 364-day revolving credit facility. The Credit Agreements provide that the Company and certain of its subsidiaries may borrow for various purposes, including the refinancing of existing debt, the provision of working capital and other general corporate needs, including acquisitions, repurchase of the Company's outstanding common and preferred stock and capital expenditures. Amounts repaid under the Credit Agreements may be reborrowed from time to time. As of December 31, 2000, facility fees were payable on the total amounts available under the Credit Agreements and amounted to 0.095% and 0.100% per annum under the 5-year revolving credit facility and the 364-day revolving credit facility, respectively.

The Company's obligations under the Credit Agreements bear interest at floating rates. The weighted average interest rate under the Credit Agreements was approximately 7.0% at December 31, 2000 and 6.0% at December 31, 1999. The Company had no interest rate and currency swaps outstanding at December 31, 2000, but had certain interest rate and currency swap agreements outstanding at December 31, 1999, related to its obligations under the Credit Agreements. These agreements had the effect of adjusting the interest rates on a portion of such debt. The weighted average interest rate at December 31, 1999 did not change significantly as a result of these derivative financial instruments.

At December 31, 2000, the Company was not party to any interest rate swaps. At December 31, 1999, the Company was party to forward-starting interest rate swaps with an aggregate notional amount of approximately $151,000 with various expiration dates through November 2004. The interest rate swaps outstanding as of December 31, 1999 had the effect of converting a portion of the Company's fixed rate debt to floating rate debt at U.S. dollar-denominated rates which ranged from 6.2% to 6.5% at December 31, 1999, and euro-denominated rates which ranged from 3.8% to 4.4% at December 31, 1999.

The Credit Agreements provide for changes in borrowing margins based on financial criteria and the Company's senior unsecured debt ratings. The Credit Agreements, Senior Notes and Euro Notes impose certain limitations on the operations of the Company and certain of its subsidiaries. The Company was in compliance with these requirements as of December 31, 2000.

Debt at December 31, 2000 and 1999 also included $162,543 and $114,311, respectively, of short-term borrowings by certain of the Company's non-U.S. subsidiaries under committed and uncommitted local lines of credit and $6,372 and $12,259, respectively, of long-term debt incurred by certain of the Company's U.S. and non-U.S. subsidiaries.

The Company had available lines of credit under the Credit Agreements and other committed and uncommitted credit facilities of approximately $1,300,000 at December 31, 2000 and 1999, of which approximately $500,000 and $1,100,000 were unused at December 31, 2000 and 1999, respectively. The Company is not subject to any material compensating balance requirements in connection with its lines of credit.

Scheduled annual maturities of long-term debt, exclusive of debt discounts, for the five years subsequent to December 31, 2000 are as follows: 2001 - $1,418; 2002 - $1,377; 2003 - $457,514; 2004 - $830; 2005 - $826; and thereafter -
$486,871.

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

All financial instruments inherently expose the holders to market risk, including changes in currency and interest rates. The Company manages its exposure to these market risks through its regular operating and financing activities and when it considers appropriate, through the use of derivative financial instruments.

The carrying amounts of current assets and liabilities approximate fair value due to their short-term maturities. The carrying amounts and estimated fair values of the Company's material financial instruments at December 31, 2000 and 1999 were as follows:

                                                    2000                              1999
                                         Carrying             Fair         Carrying           Fair
                                          Amount             Value          Amount           Value
------------------------------------------------------------------------------------------------------
Financial assets:
      Foreign exchange forward
        contracts                      $       --      $       253       $       --       $       --
------------------------------------------------------------------------------------------------------

Financial liabilities:
     Debt:
          Credit Agreements               584,148          584,148          199,320          199,320
          Derivatives                          --               --               --              (85)
------------------------------------------------------------------------------------------------------
          Credit Agreements, net          584,148          584,148          199,320          199,235

          Senior Notes                    298,091          257,832          297,929          273,263
          Derivatives                          --               --               --              857
------------------------------------------------------------------------------------------------------
          Senior Notes, net               298,091          257,832          297,929          274,120

          Euro Notes                      185,145          148,066          200,858          188,545
          Derivatives                          --               --               --              (20)
------------------------------------------------------------------------------------------------------
          Euro Notes, net                 185,145          148,066          200,858          188,525

          Other foreign loans             165,114          165,210          123,462          123,853
          Derivatives                          --               --               --              423
------------------------------------------------------------------------------------------------------
          Foreign loans, net              165,114          165,210          123,462          124,276

          Other loans                       3,801            3,994            3,108            2,609
------------------------------------------------------------------------------------------------------
          Total debt                  $ 1,236,299      $ 1,159,250      $   824,677      $   788,765
======================================================================================================
          Series A convertible
            preferred stock           $ 1,392,373      $   849,348      $ 1,761,662      $ 1,779,279
======================================================================================================


The Company uses derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. The Company does not purchase, hold or sell derivative financial instruments for trading purposes.

The Company uses interest rate swaps to manage its exposure to fluctuations in interest rates. At December 31, 2000, the Company was not party to any interest rate swaps. At December 31, 1999, the Company was party to forward-starting interest rate swaps with an aggregate notional amount of approximately $151,000 with various expiration dates through November 2004. The forward-starting interest rate swaps outstanding at December 31, 1999 had the effect of converting a portion of the Company's fixed rate debt to floating rate debt at U.S. dollar-denominated rates which ranged from 6.2% to 6.5% at December 31, 1999, and euro-denominated rates which ranged from 3.8% to 4.4% at December 31, 1999.

Interest rate collars are used to reduce the Company's exposure to fluctuations in interest rates by limiting fluctuations in the rate of interest the Company pays on a notional amount of debt. At December 31, 2000 and 1999, the Company was party to an interest rate collar with an aggregate notional amount of approximately $8,000 with an expiration date of June 2001.

The Company uses interest rate and currency swaps to gain access to additional sources of international financing while limiting foreign exchange exposure and limiting or adjusting interest rate exposure by swapping borrowings in U.S. dollars for borrowings denominated in foreign currencies. At December 31, 2000, the Company was not party to any interest rate and currency swaps compared with an aggregate notional amount of approximately $5,000 and various expiration dates through March 2002 at December 31, 1999.

The Company uses foreign currency forwards to fix the amount payable on transactions denominated in foreign currencies. At December 31, 2000, the Company was party to foreign currency forward contracts, maturing through December 2001, with an aggregate notional amount of approximately $13,800. The Company was not party to any material foreign currency forwards at December 31, 1999.

The fair values of the Company's various derivative instruments, as advised by the Company's bankers, generally reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date.

Unrealized and realized gains and losses on the Company's financial instruments and derivatives were not material to the consolidated financial statements in 2000, 1999 or 1998.

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

NOTE 14 SHAREHOLDERS' EQUITY

COMMON STOCK

The following is a summary of changes during 2000, 1999 and 1998 in shares of common stock:

                                                   2000            1999           1998
------------------------------------------------------------------------------------------
Changes in common stock:
     Number of shares, beginning of year       84,135,255      83,806,361              --
     Cryovac Transaction share issuances               --              --      83,272,061
     Shares issued for contingent stock           183,050         246,300         522,300
     Non-cash compensation                         10,800          13,000          12,000
     Conversion of preferred stock                  1,008           5,483              --
     Exercise of stock options                     22,379          64,111              --
------------------------------------------------------------------------------------------
     Number of shares issued, end of year      84,352,492      84,135,255      83,806,361
==========================================================================================


                                                   2000            1999           1998
------------------------------------------------------------------------------------------
Changes in common stock in treasury:
     Number of shares  held,  beginning of year  535,356        494,550             --
     Contingent stock forfeited                   21,550         15,400          3,550
     Purchase of shares during period            494,737        251,000        491,000
     Non-cash compensation                       (60,000)       (50,000)            --
     Profit sharing contribution                (285,378)      (175,594)            --
------------------------------------------------------------------------------------------

     Number of shares held, end of year          706,265        535,356        494,550
==========================================================================================



CONTINGENT STOCK PLAN AND DIRECTORS STOCK PLAN

The Company's contingent stock plan provides for the granting to employees of awards to purchase common stock (during the succeeding 60-day period) for less than 100% of fair market value at the date of award. Shares issued under the contingent stock plan ("contingent stock") are restricted as to disposition by the holders for a period of at least three years after award. In the event of termination of employment prior to lapse of the restriction, the shares are subject to an option to repurchase by the Company at the price at which the shares were issued. Such restriction lapses prior to the expiration of the vesting period if certain events occur that affect the existence or control of the Company. The aggregate fair value of contingent stock issued is credited to common stock and additional paid-in capital accounts, and the unamortized portion of the compensation is deducted from shareholders' equity. The excess of fair value over the award price of contingent stock is charged to operations as compensation expense over a three-year period. Such charges amounted to $16,015, $15,679 and $10,732 in 2000, 1999 and 1998, respectively.

Non-cash compensation includes shares issued to non-employee directors in the form of awards under the Company's restricted stock plan for non-employee directors (the "Directors Stock Plan"). The Directors Stock Plan provides for annual grants of shares to non-employee directors, and interim grants of shares to eligible directors elected at other than an annual meeting, at an amount less than 100% of fair value at date of grant, as all or part of the annual retainer fees for non-employee directors. Shares issued under this plan are restricted as to disposition by the holders as long as such holders remain directors of the Company. The excess of fair value over the price at which shares are issued under this plan is charged to operations at the date of such grant. Such charges amounted to $587, $842 and $437 in 2000, 1999 and 1998, respectively. Amortization expense related to the issuance of 60,000 and 50,000 shares in 2000 and 1999, respectively, of the Company's common stock in exchange for certain non-employee consulting services was $1,474 and $269, respectively. Such shares vest ratably over a three to five year period and are amortized on a straight-line basis.

The Company has adopted only the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies APB No. 25 and related interpretations in accounting for these plans. Since the compensation cost noted above is consistent with the compensation cost that would have been recognized for such plans under the provisions of SFAS No. 123, the pro forma disclosure requirements under such statement are not applicable for these plans.

A summary of the changes in shares available for the Contingent Stock Plan and the Directors Stock Plan follows:

                                                            2000            1999             1998
------------------------------------------------------------------------------------------------------
Changes in Contingent Stock Plan shares:
     Number of shares available, beginning of year       1,748,550        1,978,450               --
     Establishment of plan following the Cryovac
       Transaction                                              --               --          450,450
     Increase in shares authorized during the year              --               --        2,049,550
     Shares issued for new awards                         (183,050)        (246,300)        (522,300)
     Contingent stock forfeited                             21,550           16,400              750
------------------------------------------------------------------------------------------------------
     Number of shares available, end of year             1,587,050        1,748,550        1,978,450
------------------------------------------------------------------------------------------------------
     Weighted average per share market value of
        stock on grant date                             $    48.96       $    55.19       $    58.37
======================================================================================================

                                                            2000            1999             1998
------------------------------------------------------------------------------------------------------
Changes in Directors Stock Plan shares:
     Number of shares available, beginning of year          75,000           88,000               --
     Establishment of plan following the Cryovac
        Transaction                                             --               --          100,000
     Shares issued for new awards                          (10,800)         (13,000)         (12,000)
------------------------------------------------------------------------------------------------------
     Number of shares available, end of year                64,200           75,000           88,000
------------------------------------------------------------------------------------------------------
     Weighted average per share market value of
        stock on grant date                             $    55.31       $    64.88       $    36.33
======================================================================================================



REDEEMABLE PREFERRED STOCK -  SERIES A CONVERTIBLE PREFERRED STOCK

The outstanding preferred stock is convertible at any time into approximately
0.885 share of common stock for each share of preferred stock, votes with the common stock on an as-converted basis, pays a cash dividend, as declared by the Board of Directors, at an annual rate of $2.00 per share, payable quarterly in arrears, becomes redeemable at the option of the Company beginning March 31, 2001, subject to certain conditions, and is subject to mandatory redemption on March 31, 2018 at $50 per share, plus any accrued and unpaid dividends to the extent such shares remain outstanding. Because it is subject to mandatory redemption, the convertible preferred stock is classified outside of the shareholders' equity section of the balance sheet. At its date of issuance, the fair value of the convertible preferred stock exceeded its mandatory redemption amount primarily due to the common stock conversion feature of such preferred stock. Accordingly, the carrying amount of the convertible preferred stock is reflected in the consolidated balance sheet at its mandatory redemption value.

The following is a summary of changes during 2000, 1999 and 1998 in shares of the Company's Series A preferred stock:

                                                       2000              1999            1998
---------------------------------------------------------------------------------------------------
Changes in preferred stock:
     Number of shares  issued, beginning of
        year                                        36,015,645        36,021,851                --
     Conversion of preferred stock                      (1,146)           (6,206)               --
     Cryovac Transaction share issuances                    --                --        36,021,851
     Retired                                        (7,732,137)               --                --
---------------------------------------------------------------------------------------------------
     Number of shares issued, end of year           28,282,362        36,015,645        36,021,851
---------------------------------------------------------------------------------------------------
Changes in preferred stock in treasury:
     Number of shares held, beginning of year          782,400           200,000                --
     Purchase of shares during period                7,384,637           582,400           200,000
     Retired                                        (7,732,137)               --                --
---------------------------------------------------------------------------------------------------
     Number of shares held, end of year                434,900           782,400           200,000
---------------------------------------------------------------------------------------------------



STOCK OPTIONS

Stock option plans in which certain employees of the Company participated were terminated effective March 31, 1998 except with respect to options that were still outstanding as of such date. Such options, which were granted at an exercise price equal to their fair market value on the date of grant, have terms of up to ten years and one month from the date of grant. No options have been granted since 1997.

During 2000 and 1999, 22,379 and 64,111 options, respectively, were exercised with an aggregate exercise price of $860 and $2,029, respectively. At December 31, 2000 and December 31, 1999, 395,116 and 426,066 options, respectively, to purchase shares of common stock were outstanding at an average per share exercise price of $37.66 and $37.83, respectively.

The pro forma effect on earnings and earnings per common share of applying SFAS No. 123 for those options granted to employees prior to termination of the plans were as follows:

                                                       Year Ended December 31,
----------------------------------------------------------------------------------------
                                                  2000           1999          1998
----------------------------------------------------------------------------------------
Net earnings ascribed to
  common shareholders:
     As reported                            $   206,366     $   141,607   $    2,873
     Pro forma (1)                              206,191         140,867        1,673
----------------------------------------------------------------------------------------
Basic earnings per common share:
     As reported                            $       2.47    $       1.69  $     0.04
     Pro forma (1)                                  2.46            1.69        0.02
----------------------------------------------------------------------------------------
Diluted earnings per common share:
    As reported                             $       1.93    $       1.68  $     0.02
    Pro forma (1)                                   1.93            1.67        0.00
----------------------------------------------------------------------------------------



(1) These pro forma amounts calculated in accordance with SFAS No. 123 may not be indicative of future net earnings or earnings per common share effects.

The fair value of 1997 option grants, the last year in which options were granted before termination of the plans, after giving effect to adjustments provided for in the Transaction Agreements was estimated using the Black-Scholes option pricing model with the following historical weighted average assumptions: dividend yields of 1%; expected volatility of 29%; risk-free interest rates of 6%; and 4 years of expected life.

Based on the above assumptions, the weighted-average fair value of each option granted in 1997 was $10.60 after giving effect to the Cryovac Transaction.


CRYOVAC TRANSACTION

In connection with the Cryovac Transaction, certain assets and liabilities of Cryovac were retained by New Grace as contemplated by the Transaction Agreements. Accordingly, as of March 31, 1998, these assets and liabilities were accounted for as an equity contribution to the Company from Grace, net of related deferred income taxes. Certain other assets and liabilities related to non-U.S. pension plans, deferred income tax liabilities and other items arising directly from the Cryovac Transaction have been accounted for as a contribution to, or distribution from, Cryovac.

The following is a summary of the net activity affecting the Company's equity in connection with the Cryovac Transaction during 1998:

----------------------------------------------------------------------------------------
Assets transferred to the Company                                            $  81,905
Liabilities retained by New Grace                                               51,671
Liabilities transferred to the Company                                         (24,926)
Tax adjustment, including deferred taxes                                       (64,342)
Net advances to Grace                                                          (20,369)
----------------------------------------------------------------------------------------
                                                                             $  23,939
========================================================================================



Prior to the Cryovac Transaction, the Company did not have a separately identifiable capital structure. Therefore, shareholders' equity prior to March 31, 1998 represents the net assets of Cryovac.

NOTE 15 SUPPLEMENTARY CASH FLOW INFORMATION

                                                         2000         1999         1998
-------------------------------------------------------------------------------------------
Interest payments, net of amounts capitalized         $ 58,684        51,810       $47,997
Income tax payments                                    176,235       172,980        80,069
Non-cash items:
Issuance  of  shares  of  common  stock to the
profit sharing plan                                   $ 13,877      $  8,823       $    --



The consolidated statement of cash flows for the year ended December 31, 1998 excludes the following non-cash transactions that were accounted for as changes in additional paid-in capital:



     Issuance  of  36,021,851   shares  of  Series  A  convertible
       preferred stock and 40,647,815 shares of common  stock in
       connection  with the Cryovac Transaction                           $ 1,801,093
     Net  assets  of  old  Sealed  Air  acquired  in  the  Cryovac
       Transaction in exchange for 42,624,246 shares of common stock        2,110,752
     Liabilities assumed by the Company, net                                  (7,363)
     Liabilities retained by New Grace                                         51,671



NOTE 16 EARNINGS PER COMMON SHARE

In calculating basic and diluted earnings per common share, the weighted average number of common shares used considers the exercise of dilutive stock options in each year as well as the repurchase of preferred stock in each period. Except as noted in the table below, the outstanding preferred stock is not assumed to be converted in the calculation of diluted earnings per common share because the treatment of the preferred stock as the common stock into which it is convertible would be anti-dilutive (i.e., would increase earnings per common share) in those years. In calculating basic and diluted earnings per common share for 1998, retroactive recognition has been given to the Cryovac Transaction as if it had occurred on January 1, 1998 in accordance with SAB No.
98. Accordingly, net earnings were reduced in such year for preferred stock dividends (as if such shares had been outstanding during the first quarter of 1998) to arrive at earnings ascribed to common shareholders. The weighted average number of outstanding common shares used to calculate basic earnings per common share in such years was calculated on an equivalent share basis using the weighted average number of shares of common stock outstanding for the first quarter of 1998, adjusted to reflect the terms of the Cryovac Transaction.

The following table sets forth the reconciliation of the basic and diluted earnings per common share computations for the years ended December 31, 2000, 1999 and 1998 (shares in thousands).

                                                        2000         1999         1998 (1)
-------------------------------------------------------------------------------------------
Basic EPS:
NUMERATOR
---------
Net earnings                                          $225,319      $211,461      $ 73,007
Add: Excess of book value over repurchase price
     of preferred stock                                 45,283         1,568         1,798
Less: Preferred stock dividends                         64,266        71,422        53,921
Less: Retroactive recognition of preferred stock
      dividends                                             --            --        18,011
-------------------------------------------------------------------------------------------
Earnings ascribed to common shareholders              $206,336      $141,607      $  2,873
-------------------------------------------------------------------------------------------

DENOMINATOR
-----------
Weighted average common shares outstanding -
basic                                                   83,672        83,553        72,997
-------------------------------------------------------------------------------------------
Basic earnings per common share                       $   2.47      $   1.69      $   0.04
===========================================================================================

                                                        2000         1999         1998 (1)
-------------------------------------------------------------------------------------------
Diluted EPS:
NUMERATOR
---------
Earnings ascribed to common shareholders              $206,336      $141,607      $  2,873
Add: Dividends associated with preferred stock
     repurchased                                         8,423           916           316
Less: Excess of book value over repurchase of
      preferred stock                                   45,283         1,568         1,798
-------------------------------------------------------------------------------------------
Earnings ascribed to common shareholders-diluted      $169,476      $140,955      $  1,391
===========================================================================================

DENOMINATOR
-----------
Weighted average common shares outstanding -
  basic                                                 83,672        83,553        72,997
Effect of assumed exercise of options                       90           131           118
Weighted average of preferred stock purchased            4,189           444           158
-------------------------------------------------------------------------------------------
Weighted average common shares outstanding -
  diluted                                               87,951        84,128        73,273
-------------------------------------------------------------------------------------------
Diluted earnings per common share                     $   1.93      $   1.68      $   0.02
===========================================================================================



(1) Such earnings per common share amounts are not necessarily indicative of the results that would have occurred had Cryovac been a stand-alone company prior to the Cryovac Transaction.

NOTE 17 COMMITMENTS AND CONTINGENCIES

The Company is obligated under the terms of various leases covering many of the facilities that it occupies. The Company accounts for substantially all of its leases as operating leases. Net rental expense was $23,497, $24,667 and $20,873 for 2000, 1999 and 1998, respectively. Estimated future minimum annual rental commitments under noncancelable real property leases are as follows: 2001 - $22,321; 2002 - $17,074; 2003 - $11,492; 2004 - $7,972; 2005 - $5,798; and
subsequent years - $9,407.

In connection with the Cryovac Transaction, New Grace and its subsidiaries retained all liabilities of Grace, whether accruing or occurring before or after the Cryovac Transaction, other than liabilities arising from or relating to Cryovac's operations. The liabilities retained by New Grace include, among others, liabilities relating to asbestos-containing products previously manufactured or sold by Grace subsidiaries, including its primary U.S. operating subsidiary, which has operated for decades and has been a subsidiary of New Grace since the Cryovac Transaction. The Transaction Agreements provided that, should any claimant seek to hold the Company, including any of its subsidiaries, responsible for liabilities of New Grace or its subsidiaries, including such asbestos-related liabilities, New Grace and its subsidiaries would indemnify and defend the Company.

Since the beginning of 2000, the Company has been served with a number of lawsuits alleging that, as a result of the Cryovac Transaction, the Company is responsible for alleged asbestos liabilities of New Grace and its subsidiaries, certain of which are also named as co-defendants in these actions. These actions include several purported class action lawsuits and a number of personal injury lawsuits. Some plaintiffs seek damages for personal injury or wrongful death while others seek medical monitoring, environmental remediation or remedies related to an attic insulation product. While the allegations in these actions directed to the Company vary, these actions all appear to allege that the Cryovac Transaction was a fraudulent transfer or gave rise to successor liability. These cases are all in the pre-trial stage, and none has been resolved through judgment, settlement or otherwise.

The Company believes that it is well-positioned to defend itself successfully in any asbestos-related claims against it, including the actions described above. Neither old Sealed Air nor Cryovac has ever produced or sold any asbestos-containing products. To the extent that the Company is named in any asbestos-related actions, the Company intends to defend its interests vigorously. However, an adverse outcome could have a material adverse effect on the Company's results of operations or consolidated financial position. While it is not possible to predict the outcome of any litigation, based on the facts known to the Company, the Company does not believe that an adverse outcome is probable. Thus, in accordance with generally accepted accounting principles, the Company has not recorded any liability in its financial statements for these actions.

The Company's legal defense costs to date (including costs paid by New Grace under the Transaction Agreements) have not been material. In late January 2001, New Grace announced that it was reviewing the strategic and operating issues associated with continuing to defend asbestos litigation through the court system versus seeking a resolution of such litigation through reorganization under Chapter 11 of the U.S. Bankruptcy Code. If New Grace were to file under Chapter 11 of the Bankruptcy Code, that would not alter the Company's views expressed in the preceding paragraph. If New Grace files under Chapter 11 or fails to indemnify and defend the Company, the Company could incur additional asbestos-related costs that could become material to the Company's results of operations or consolidated financial position.

In addition to the non-Cryovac liabilities referred to above, New Grace also agreed to retain certain liabilities of Cryovac and to indemnify the Company against such liabilities. The Company may remain contingently liable with respect to certain of such liabilities if New Grace were to fail to indemnify the Company or file under Chapter 11. Based upon currently available information, the Company believes that future costs, if any, related to such liabilities will not have a material adverse effect on the Company's results of operations or consolidated financial position.

The Company is the guarantor of certain outstanding public debt that was assumed by New Grace pursuant to the Transaction Agreements. Approximately $8,000 of such debt was outstanding at December 31, 2000. New Grace has indemnified the Company against any liability arising under such guarantee pursuant to the Transaction Agreements. However, if New Grace were to file under Chapter 11 of the Bankruptcy Code, the Company could become responsible for such debt, to the extent it was then outstanding, under such guarantee.

Pursuant to the Transaction Agreements, final determinations and accountings are necessary with respect to matters pertaining to the Cryovac Transaction. The Company believes that the final outcome of such matters will not have a material effect on its consolidated financial position.

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

At December 31, 2000 and 1999, the Company was a party to, or otherwise involved in, several federal and state government environmental proceedings and private environmental claims for the cleanup of Superfund or other sites. The Company may have potential liability for investigation and cleanup of certain of such sites. At most of such sites, numerous companies, including either the Company or one of its predecessor companies, have been identified as potentially responsible parties ("PRPs") under Superfund or related laws. It is the Company's policy to provide for environmental cleanup costs if it is probable that a liability has been incurred and if an amount which is within the estimated range of the costs associated with various alternative remediation strategies is reasonably estimable, without giving effect to any possible future insurance proceeds. As assessments and cleanups proceed, these liabilities are reviewed periodically and adjusted as additional information becomes available. At December 31, 2000 and 1999, such environmental related provisions were not material. While it is often difficult to estimate potential liabilities and the future impact of environmental matters, based upon the information currently available to the Company and its experience in dealing with such matters, the Company believes that its potential future liability with respect to such sites is not material to the Company's results of operations or consolidated financial position. The Company is also involved in various other legal actions incidental to its business. Company management believes, after consulting with counsel, that the disposition of these other legal proceedings and matters will not have a material effect on the Company's results of operations or consolidated financial position.

NOTE 18 INTERIM FINANCIAL INFORMATION (UNAUDITED)

                                                       First      Second       Third      Fourth
(Amounts in  thousands, except for per share data)    Quarter     Quarter     Quarter     Quarter
---------------------------------------------------------------------------------------------------------
2000
     Net sales (1)                                    $741,464      $756,841      $773,255      $796,154
     Gross profit                                      257,989       253,973       253,434       269,908
     Net earnings                                       54,983        53,831        54,714        61,791
     Preferred stock dividends                          17,097        17,002        15,991        14,176
     Earnings per common share - basic (2)                0.49          0.44          0.57          0.97
     Earnings per common share -
        diluted (2)                                       0.45          0.44          0.46          0.56
1999
     Net sales (1)                                    $700,387      $718,342      $736,639      $776,485
     Gross profit                                      245,698       253,580       257,204       272,240
     Net earnings                                       46,614        51,192        53,712        59,943
     Preferred stock dividends                          17,910        17,879        17,879        17,754
     Earnings per common share - basic (2)                0.34          0.40          0.43          0.52
     Earnings per common share -
        diluted (2)                                       0.34          0.40          0.43          0.50
=========================================================================================================



(1) See Note 2 regarding the reclassification of net sales related to the adoption of EITF No. 00-10.

(2) The sum of the four quarter's earnings per common share may not equal the amounts reported for the full year since each period is calculated separately.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Sealed Air Corporation

We have audited the accompanying consolidated balance sheets of Sealed Air Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of earnings, equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sealed Air Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.




/s/ KPMG LLP
-----------
KPMG LLP
Short Hills, New Jersey
January 25, 2001

COMMON STOCK


1999                                                          High          Low

First Quarter                                               $ 56-3/4      $ 46-3/4
Second Quarter                                              $ 68-7/16     $ 48-2/16
Third Quarter                                               $ 65-7/8      $ 51-2/16
Fourth Quarter                                              $ 58-2/16     $ 44-9/16
----------------------------------------------------------------------------------------

2000                                                          High          Low

First Quarter                                               $ 61-14/16    $ 43-3/8
Second Quarter                                              $ 59-1/2      $ 50-10/16
Third Quarter                                               $ 54-3/4      $ 43-13/16
Fourth Quarter                                              $ 52-1/2      $ 26-6/16
----------------------------------------------------------------------------------------

PREFERRED STOCK


1999                                                          High          Low

First Quarter                                               $ 55          $ 48
Second Quarter                                              $ 65          $ 48-3/4
Third Quarter                                               $ 62-3/4      $ 50
Fourth Quarter                                              $ 56          $ 46-11/16
----------------------------------------------------------------------------------------

2000                                                          High          Low

First Quarter                                               $ 57-15/16    $ 43-2/16
Second Quarter                                              $ 56          $ 48
Third Quarter                                               $ 51-15/16    $ 43-1/2
Fourth Quarter                                              $ 50-1/2      $ 29-2/16
----------------------------------------------------------------------------------------



Capital Stock Information

The Company's Common Stock is listed on the New York Stock Exchange (trading symbol: SEE). The adjacent table sets forth the quarterly high and low sales prices of the Common Stock for 1999 and 2000. No dividends were paid on the Common Stock in either year. The Company does not currently intend to begin paying dividends on its Common Stock. As of March 9, 2001, there were approximately 10,078 holders of record of the Company's Common Stock.

The Company's Series A Convertible Preferred Stock is also listed on the New York Stock Exchange (trading symbol: SEE PrA). The adjacent table sets forth the quarterly high and low sales prices for the Series A Preferred Stock for 1999 and 2000. Quarterly dividends of $0.50 per share were paid on the Preferred Stock in each year. As of March 9, 2001, there were approximately 8,274 holders of record of the Preferred Stock.


                                       58