Form 10-K405, Exhibit 13
period 2001-12-31
SEALED AIR CORP/DE
filed 2002-03-27
CIK 1012100

Selected Financial Data(1)
(In thousands of dollars, except per share data)

	2001	2000	1999	1998	1997

Consolidated Statement of Earnings Data:
Net sales	$3,067,482	$3,067,714	$2,931,853	$2,580,207	$1,875,273
Gross profit	990,287	1,035,304	1,028,722	868,736	646,002
Operating profit	387,391	468,463	452,192	259,332	267,744
Earnings before income taxes	297,452	413,429	395,653	198,947	263,672
Net earnings	156,697	225,319	211,461	73,007	173,732
Series A convertible preferred stock dividends(2)	55,024	64,266	71,422	53,921

Earnings per common share(3)
Basic	$1.30	$2.47	$1.69	$0.04	$2.54
Diluted	$1.22	$1.93	$1.68	$0.02	$2.39

Consolidated Balance Sheet Data:
Working capital(4)	$149,372	$202,512	$221,130	$309,624	$343,741
Total assets(4)	3,907,909	4,090,882	3,887,583	4,066,982	1,646,831
Long-term debt, less current portion(4)	788,111	944,453	665,116	996,526	—
Series A convertible preferred stock(2)	1,366,154	1,392,373	1,761,662	1,791,093	—
Total shareholders' equity(5)	850,152	753,129	551,030	437,045	1,352,628

Other Data:
EBIT(6)	$373,850	$477,942	$453,779	$252,576	$263,672
Depreciation and amortization	220,616	219,641	223,399	195,954	111,080
EBITDA(7)	594,466	697,583	677,178	448,530	374,752
Capital expenditures	146,277	114,197	75,080	82,408	101,997

(1)
The Selected Financial Data include the operations of the Cryovac packaging business ("Cryovac") for all periods presented. The operating results, cash flows, assets and liabilities of old Sealed Air are included for all periods subsequent to March 31, 1998. See Note 18 to the Consolidated Financial Statements.

(2)
The Series A convertible preferred stock pays a cash dividend at an annual rate of $2.00 per share, payable quarterly in arrears as declared by the Board of Directors, and is subject to mandatory redemption on March 31, 2018 at $50 per share, plus any accrued and unpaid dividends to the extent that it then remains outstanding. Dividends of $0.50 per share have been declared for each quarter following the issuance of the shares on March 31, 1998.

(3)
Prior to March 31, 1998, Cryovac did not have a separately identifiable capital structure upon which a calculation of earnings per common share could be based. In calculating basic and diluted earnings per common share for periods prior to March 31, 1998, retroactive recognition has been given to the various actions undertaken in connection with the Cryovac Transaction.

(4)
In December 2001, the Company and certain of its U.S. subsidiaries entered into a U.S. accounts receivable securitization program (the "Receivables Facility") and sold $95,600 of such receivables. This amount was used to pay down certain of the Company's outstanding borrowings. See Note 4 to the Consolidated Financial Statements.

(5)
Shareholders' equity for 1997 represents the net assets of Cryovac.

(6)
EBIT is defined as earnings before interest expense and provisions for income taxes.

(7)
EBITDA is defined as EBIT plus depreciation, goodwill amortization and amortization of other intangible assets. EBITDA is a frequently used measure of a company's ability to generate cash to service its obligations, including debt service obligations, and to finance capital and other expenditures. EBITDA does not purport to represent net earnings or net cash provided by operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to such measurements or as an indicator of the Company's performance.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

Discussion and Analysis of Operating Results

Net Sales

The Company's net sales in 2001 were essentially even compared with 2000 and increased 5% in 2000 compared with 1999.

Net sales in 2001 were essentially even due to the net effect of added net sales of acquired businesses, offset by lower unit volume for certain products and the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales would have increased 2% compared to 2000.

The increase in net sales in 2000 was due primarily to higher unit volume, the added net sales of several acquired businesses and higher average selling prices for certain of the Company's products. Excluding the negative effect of foreign currency translation, net sales would have increased 9% compared to 1999.

Foreign currency translation had an unfavorable impact on net sales in 2001 of approximately $75,000,000, primarily due to the continued weakness of foreign currencies in the Asia-Pacific region, Europe and Latin America compared with the U.S. dollar. Foreign currency translation had an unfavorable impact on net sales in 2000 of approximately $116,000,000 primarily due to the weakness of foreign currencies compared with the U.S. dollar in Europe and, to a lesser extent, the Asia-Pacific region.

Net sales from North American operations in 2001 decreased slightly compared to 2000 and increased 6% in 2000 compared to 1999. The decrease in 2001 was primarily due to lower unit volume for certain products, partially offset by the added net sales of acquired businesses. The increase in 2000 was primarily due to increased unit volume, higher average selling prices for certain products and the added net sales of several acquired businesses. Substantially all of the North American net sales for each year represent net sales from the United States.

Net sales from foreign operations represented approximately 42% of net sales in 2001 and 2000, and 43% of net sales in 1999. Net sales from foreign operations increased 1% in 2001 and 2% in 2000. The increase in 2001 was due primarily to the added net sales of acquired businesses, partially offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales from foreign operations would have increased 6% compared to 2000. The increase in 2000 was primarily due to increased unit volume, the added net sales of several small acquired businesses and, to a lesser extent, higher average selling prices for certain products partially offset by the negative impact of foreign currency translation, principally in Europe. Excluding the negative impact of foreign currency translation, net sales from foreign operations would have increased 12% in 2000.

Net sales of the Company's food packaging segment, which consists primarily of Cryovac® food packaging products, constituted 61% of net sales in 2001, 60% in 2000 and 61% in 1999. The balance of the net sales was comprised of products in the Company's protective and specialty packaging segment, which consists primarily of Instapak® chemicals and equipment, shrink films for non-food applications and related equipment, Bubble Wrap® cushioning, polyethylene foam packaging products, and Jiffy® protective and durable mailers and bags.

Net sales of food packaging products increased 2% in 2001 and 3% in 2000. The increase in 2001 was due to the added net sales of acquired businesses and, to a lesser extent, higher average selling prices and higher unit volume for certain products, partially offset by the negative effect of foreign currency translation. The food packaging segment, which experienced disruptions earlier in 2001 due to reductions in meat supply caused by the outbreak of foot-and-mouth disease and declines in beef consumption resulting from concerns over bovine spongiform encephalopathy (BSE or "mad-cow" disease), principally in Europe, continued to improve in the third and fourth quarters of 2001, as supply and consumption returned to more normal levels. Excluding the negative effect of foreign currency translation, net sales would have increased 5%. The increase in 2000 was due to higher unit volume, the added net sales of several acquired businesses and higher average selling prices for certain of this segment's products, partially offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales would have increased 7%.

Among the major classes of products in the food packaging segment, net sales of flexible packaging materials and related equipment remained flat in 2001 and increased modestly in 2000. Net sales in 2001 were flat due to the net effect of higher average selling prices for certain flexible packaging materials, and to a lesser extent, the added net sales of acquired businesses, offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales of flexible packaging materials and related equipment would have increased 2% in 2001. The increase in 2000 was due primarily to higher unit volume and, to a lesser extent, higher average selling prices for certain flexible packaging materials, which were offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales of flexible packaging materials and related equipment would have increased 5% in 2000. Net sales of rigid packaging and absorbent products increased 21% in 2001 and 27% in 2000. The increase in 2001 was primarily due to the added net sales of Dolphin Packaging plc, which was acquired in 2000, and other small businesses, and to a lesser extent, higher unit volume for certain products, partially offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales of rigid packaging and absorbent products would have increased 23% in 2001. The increase in 2000 was due primarily to the added net sales of Dolphin

Packaging plc and other small businesses following their acquisitions, higher unit volume and higher average selling prices for certain products, partially offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales of rigid packaging and absorbent products would have increased 30% in 2000.

Net sales of protective and specialty packaging products decreased 4% in 2001 but increased 7% in 2000. The decrease in 2001 was due primarily to lower unit volume for certain products due to the recessionary environment and, to a lesser extent, the negative effect of foreign currency translation, partially offset by the added net sales of acquired businesses. Excluding the negative effect of foreign currency translation, net sales would have decreased 2%. The increase in 2000 was due primarily to higher unit volume, the added net sales of several small acquired businesses and certain higher average selling prices for certain of the segment's products, partially offset by the negative effect of foreign currency translation. Excluding the negative effect of foreign currency translation, net sales would have increased 10% in 2000.

Costs and Margins

Gross profit as a percentage of net sales was 32.3% in 2001, 33.7% in 2000 and 35.1% in 1999. The decrease in 2001 gross profit as a percentage of net sales was primarily due to lower sales volume of certain protective and specialty packaging products as well as changes in product mix compared to the 2000 period and was partially offset by lower costs for certain raw materials. The decrease in 2000 gross profit as a percentage of net sales was primarily due to higher raw material prices and energy-related costs.

Marketing, administrative and development expenses declined 1% in 2001 and 2% in 2000. The decline in 2001 and 2000 was attributable to cost control measures and the impact of foreign currency translation. Marketing, administrative and development expenses as a percentage of net sales were 16.7% in 2001, 16.8% in 2000 and 18.0% in 1999.

Goodwill amortization increased in 2001 and 2000 due to acquisitions. Beginning January 1, 2002, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, the Company is no longer recording amortization expense related to goodwill. See below under "Recently Issued Statements of Financial Accounting Standards" for a discussion of this new standard.

In 2001, the Company incurred restructuring and other charges of $32,805,000. See below for a discussion of these charges. In 2000, the Company reversed $1,247,000 of its accruals related to a 1998 restructuring program and recognized a restructuring credit, as costs of that program were slightly less than originally anticipated.

Operating profit decreased 17% in 2001 but increased 4% in 2000 compared with the prior year. The decrease in 2001 was primarily due to restructuring and other charges and the lower gross profit discussed above. The increase in 2000 was due to an increase in net sales in 2000 and the changes in costs and expenses discussed above. The food packaging segment contributed 58%, 54% and 55% of the Company's operating profit in 2001, 2000 and 1999, respectively, before taking into consideration corporate operating expenses (consisting primarily of goodwill amortization and restructuring and other charges). The Company's protective and specialty packaging segment contributed the balance of operating profit. As a percentage of net sales, operating profit for the Company was 12.6% in 2001, 15.3% in 2000 and 15.4% in 1999. Before deducting restructuring and other charges, operating profit as a percent of net sales was 13.7% in 2001.

Interest expense increased over the prior year in both 2001 and 2000. The increase in 2001 was primarily due to higher average levels of debt outstanding during 2001 compared to the corresponding 2000 period primarily due to additional borrowings made in 2000 in connection with business acquisitions and stock repurchases made under the Company's stock repurchase program. The increase in 2000 was due to the additional borrowings noted above and to higher weighted average interest rates.

Other income (expense), net, was expense of $13,541,000 in 2001, income of $9,479,000 in 2000 and income of $1,587,000 in 1999. The 2001 expense was primarily due to the payment of approximately $8,000,000 related to the Company's guarantee, entered into at the time of the Cryovac Transaction (defined below), of certain debt payable by W. R. Grace & Co. - Conn., a subsidiary of New Grace (defined below), which subsidiary filed for reorganization along with New Grace under Chapter 11 of the U.S. bankruptcy code on April 2, 2001. The 2000 other income was primarily due to a one-time cash fee of $10,000,000 received from a third party for the assignment of a contract. The change in 2000 compared with 1999 primarily represents foreign currency exchange losses and the inclusion of the one-time cash fee income of $10,000,000 as discussed above.

The Company's effective income tax rates were 47.3%, 45.5% and 46.6% in 2001, 2000 and 1999, respectively. These effective tax rates were higher than statutory rates due primarily to the non-deductibility of certain goodwill amortization. The effective rate in 2001 was higher than 2000 due primarily to lower earnings before income taxes. The effective tax rate in 2000 was lower than the 1999 effective tax rate primarily due to a decline in tax rates in certain countries. The Company expects that its effective tax rate will decrease as a result of its implementation of SFAS No. 142. See below under "Recently Issued Statements of Financial Accounting Standards" for a discussion of this new standard.

Net Earnings

As a result of the above, net earnings decreased 30% to $156,697,000 in 2001 compared to $225,319,000 in 2000. Net earnings increased 7% to $225,319,000 in 2000 compared to $211,461,000 in 1999, primarily resulting from the Company's higher operating profit in 2000.

Basic earnings per common share were $1.30 for 2001, $2.47 for 2000 and $1.69 for 1999. Diluted earnings per common share were $1.22 for 2001, $1.93 for 2000 and $1.68 for 1999. The basic earnings per common share calculations for 2001, 2000 and 1999 include a per share gain (excess of book value over repurchase price of preferred stock) of $0.09, $0.54 and $0.02, respectively, attributable to repurchases of preferred stock in each of the periods. To calculate diluted earnings per common share, the excess of book value over the repurchase price of the Company's Series A Preferred Stock of $7,456,000, $45,283,000 and $1,568,000 in 2001, 2000 and 1999, respectively, is excluded from the calculations. The diluted earnings per common share in each period were calculated assuming conversion of the shares of preferred stock repurchased during each of the respective periods in accordance with the Financial Accounting Standards Board's Emerging Issues Task Force Topic D-53 guidance. The effect of the conversion of the Company's outstanding convertible preferred stock is not considered in the calculations of diluted earnings per common share for any of the periods presented because the effect would be antidilutive and such assumed conversions are included only if the resulting impact would dilute earnings per common share.

2001 Restructuring Program

During 2001, based primarily on weakening economic conditions, especially in the U.S., the Company conducted a review of its business to reduce costs and expenses, simplify business processes and organizational structure, and to refine further the Company's manufacturing operations and product offerings. As a result of such review, which was completed in the fourth quarter, the Company announced and began implementing a restructuring program that resulted in charges to operations in the second, third and fourth quarters of 2001. Such charges amounted to $32,805,000 for the year ended December 31, 2001, and included $23,877,000 of employee termination costs, $1,641,000 of facility exit costs and $7,287,000 of long-lived asset impairments. The portion of this restructuring charge related to the Company's food packaging segment amounted to $21,116,000 and the portion applicable to the protective and specialty packaging segment amounted to $11,689,000. The asset impairment amount of $7,287,000 includes write-downs or write-offs of $3,877,000 for property, plant and equipment, $3,342,000 for goodwill, and $68,000 for certain other long-lived assets. These impairments related to decisions to rationalize and realign production of certain small product lines and close several manufacturing and warehouse facilities in North America, Europe, South Africa and the Asia Pacific region. The annual reduction of depreciation and amortization expense as a result of such asset impairments is expected to be $365,000. Substantially all of the property, plant and equipment has either been disposed of or is held for disposition. The remaining carrying value as of December 31, 2001 of assets held for disposition was approximately $745,000 and the effect of suspending depreciation of such assets is immaterial to the consolidated financial statements. The Company expects to incur $25,518,000 of cash outlays to carry out the restructuring program, of which approximately $5,821,000 was paid in 2001. These cash outlays include primarily severance and other personnel-related costs and the costs of terminating lease and other contractual arrangements. In connection with the restructuring, the Company is eliminating approximately 793 positions. However, with the prospective addition of approximately 323 jobs in connection with the Company's realignment or relocation of certain manufacturing activities, the net reduction in headcount positions is expected to be approximately 470. These 793 positions are from all geographic areas in which the Company does business but are primarily involved in the Company's manufacturing and sales and marketing functions in North America and Europe. Through December 31, 2001, 220 of the 793 positions have been eliminated, and the remaining restructuring actions accrued in 2001, including the disposition of impaired assets, are expected to be substantially completed during 2002, although certain cash outlays are expected to continue into future years.

The Company anticipates annual cost savings from this restructuring program of approximately $23,000,000. The cost savings are estimated to be realized at their full year run rate by the end of 2002, once all restructuring actions have been completed, and include the non-cash annual reduction of depreciation expense as a result of the asset impairments discussed above.

Liquidity and Capital Resources

The Company's principal sources of liquidity are cash flow from operations and amounts available under the Company's existing lines of credit, which include the Company's principal revolving credit agreements mentioned below and various committed and uncommitted lines of credit maintained primarily with respect to the Company's foreign operations. In addition, during 2001, the Company and certain of its U.S. subsidiaries entered into a facility, referred to below as the "Receivables Facility," under which interests in up to $125,000,000 of eligible accounts receivable generated by certain of the Company's U.S. subsidiaries may be sold to a bank and a commercial paper issuer administered by that bank.

Operating Activities

Net cash provided by operating activities amounted to $578,693,000 in 2001, $329,413,000 in 2000 and $430,354,000 in 1999. The increase in 2001 was primarily due to changes in operating assets and liabilities in the ordinary course of business, as discussed below under "Changes In Working Capital", and $95,600,000 of receivables interests sold under the Receivables Facility, partially offset by the Company's lower net earnings in 2001. The decrease in net cash provided by operating activities in 2000 compared to 1999 was primarily due to changes in operating assets and liabilities in the ordinary course of business partially offset by an increase in net earnings.

Investing Activities

Net cash used in investing activities amounted to $177,932,000 in 2001, $348,989,000 in 2000 and $97,285,000 in 1999. In each year, investing activities consisted primarily of capital expenditures and acquisitions. The decrease in net cash used in these activities in 2001 was due to a lower level of acquisition activity, partially offset by a higher level of capital expenditures. The increase in net cash used in investing activities in 2000 compared to 1999 was primarily due to the higher level of capital expenditures and a higher level of acquisition activity. In 2001, cash used to complete acquisitions was $36,007,000. In 2000, the Company used $237,541,000 of cash to complete acquisitions compared to $25,811,000 in 1999. In each year, cash used for acquisitions was net of cash acquired in those acquisitions. The Company acquired approximately $8,589,000 of cash in acquisitions in 2000. Cash acquired in acquisitions was not material in 1999 or 2001.

Capital Expenditures

Capital expenditures were $146,277,000 in 2001, $114,197,000 in 2000 and $75,080,000 in 1999. Capital expenditures for the Company's food packaging segment amounted to $103,837,000, $75,773,000 and $51,307,000 and for the protective and specialty packaging segment amounted to $42,440,000, $38,424,000 and $23,773,000 in 2001, 2000 and 1999, respectively. There were no corporate capital expenditures in 2001, 2000 or 1999. The changes in capital expenditures in each year were primarily due to the management of capital planning and project spending. The Company currently anticipates that capital expenditures in 2002 will be in the range of $125,000,000 to $150,000,000.

Financing Activities

Net cash used in financing activities amounted to $402,583,000 in 2001, while net cash provided by financing activities amounted to $7,671,000 in 2000. Net cash used in financing activities amounted to $367,183,000 in 1999.

The increase in net cash used in financing activities in 2001 primarily reflected net debt repayments of $312,907,000 and a timing difference relating to the payment of dividends on the Company's outstanding Series A convertible preferred stock, partially offset by a decrease in cash used to purchase the Company's capital stock. Such timing difference arose from the Company's pre-funding in December 2001 of the dividend payable on January 2, 2002. The aggregate dollar amount of that dividend was approximately $13,682,000. The Company currently expects to fund any dividends payable on such preferred stock in 2002 on their payment dates, which, once declared, are the first business day of each calendar quarter. As a result the Company expects that it will not use any cash in the first quarter of 2002 to pay the preferred stock dividend that is payable on April 1, 2002.

Proceeds from long-term debt in 2001 include $295,773,000 of net proceeds from the issuance on June 26, 2001 of $300,000,000 aggregate principal amount of 8.75% Senior Notes due July 1, 2008 (the "8.75% Senior Notes") under Rule 144A and Regulation S of the Securities Act of 1933, as amended. The net proceeds from the issuance of these Notes were used to refinance a portion of the borrowings under the 2003 Facility described below. These Notes were priced at 98.591% to yield 9.025%. Accrued interest on these Notes is payable semi-annually on January 1 and July 1 of each year, with the first payment in January 2002.

The increase in net cash provided by financing activities in 2000 was primarily due to net borrowings of $420,869,000 in 2000 compared to net debt repayments of $256,262,000 in 1999, partially offset by an increase in 2000 in purchases of the Company's capital stock. The net borrowings were incurred primarily to finance a portion of the cost of acquisitions and repurchases of shares of the Company's capital stock. The net cash used in 1999 was used primarily to repay outstanding debt, primarily under the Company's principal revolving credit agreements, to pay dividends on the Company's outstanding preferred stock and to repurchase shares of the Company's capital stock. The proceeds of long-term debt in 1999 included net proceeds of $500,491,000 from the issuance of the Euro Notes and the 6.95% Senior Notes, mentioned below, which were used to refinance debt under the Company's principal revolving credit agreements.

Repurchases of Capital Stock

During 2001, the Company repurchased 524,220 shares of its preferred stock at a cost of approximately $18,754,000. During 2000, the Company repurchased 7,384,637 shares of its preferred stock and 494,737 shares of its common stock at a cost of approximately $323,948,000 and $22,873,000, respectively. During 1999, the Company repurchased 582,400 shares of its preferred stock and 251,000 shares of its common stock at a cost of approximately $27,552,000 and $14,189,000, respectively.

All such purchases were made pursuant to a share repurchase program adopted by the Company's Board of Directors. As of December 31, 2001, the total number of common and preferred shares authorized to be repurchased under this program amounted to the equivalent of approximately 16,977,000 shares of common stock on an as-converted basis, of which approximately 8,928,000 had been repurchased, leaving the equivalent of approximately 8,049,000 shares of common stock on an as-converted basis available for repurchase under the program.

Changes in Working Capital

At December 31, 2001, the Company had working capital of $149,372,000, or 4% of total assets, compared to working capital of $202,512,000, or 5% of total assets, at December 31, 2000. The decline in working capital in 2001 was primarily due to a decrease in notes and accounts receivable and in inventory and an increase in other current liabilities, partially offset by a decrease in short-term borrowings. The approximate $131,000,000 decrease in receivables was primarily due to the $95,600,000 of receivables interests sold in December 2001 under the Receivables Facility described below and also reflected the timing of payments made by customers. The decrease in inventory was primarily due to the decline in certain raw material costs and lower on-hand inventory quantities resulting from the Company's improvements in inventory management. The increase in other current liabilities was primarily due to an increase in income taxes payable and an increase in accrued restructuring costs, which are discussed above. The decrease in short-term borrowings was primarily due to repayments of amounts outstanding under the 364-Day Facility.

Current and Quick Ratios

The ratio of current assets to current liabilities (current ratio) was 1.2 at December 31, 2001 and 1.3 at December 31, 2000. The ratio of current assets less inventory to current liabilities (quick ratio) was 0.8 at December 31, 2001 and 0.9 at December 31, 2000.

Accounts Receivable Facility

In December 2001, the Company and certain of its U.S. subsidiaries entered into an accounts receivable securitization program (the "Receivables Facility") with a bank and an issuer of commercial paper administered by that bank (the "ICP"). Under the Receivables Facility, the Company's two primary operating subsidiaries, Cryovac, Inc. and Sealed Air Corporation (US) (the "Originators"), sell all of their eligible U.S. accounts receivable to Sealed Air Funding Corporation ("SA Funding Corp."), an indirect wholly-owned subsidiary of the Company that was formed for the sole purpose of entering into the Receivables Facility. SA Funding Corp. in turn sells an undivided ownership interest in these receivables to the ICP or the bank, subject to certain conditions, up to a maximum of $125,000,000 of undivided ownership interests outstanding from time to time.

SA Funding Corp. retains the receivables it purchases from the Originators, except those as to which interests are sold by it to the ICP or the bank. Sales of accounts receivable by the Originators to SA Funding Corp. and sales of interests from SA Funding Corp. to the ICP and the bank have been structured as "true sales" under applicable laws, and the assets of SA Funding Corp. are not available to pay any creditors of the Company or of its subsidiaries or affiliates. These transactions are accounted for as sales of receivables under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities."

In order to secure the performance of their obligations under the Receivables Facility, SA Funding Corp. and the Originators granted a first priority security interest to the bank, as agent, in certain collateral, including accounts receivable owned by them and proceeds and collections of those receivables. The ICP and the bank have no recourse to the Company's, the Originators' or SA Funding Corp.'s other assets for any losses resulting from the financial inability of customers to pay amounts due on the receivables when they become due. As long as a termination event with respect to the Receivables Facility has not occurred, the Originators service, administer and collect the receivables under the Receivables Facility as agent on behalf of SA Funding Corp., the ICP and the bank. Prior to a termination event under the Receivables Facility, collections of receivables not otherwise required to be paid to the ICP or the bank are used by SA Funding Corp. to purchase new eligible receivables from the Originators. The Company has undertaken to cause the Originators to perform their obligations under the Receivables Facility.

The scheduled expiration date for the Receivables Facility is December 7, 2004, although the bank's commitment to make purchases of receivables interests from SA Funding Corp. expires on December 7, 2002 and is subject to annual renewal with the agreement of the parties. Under certain limited circumstances, none of which had occurred at December 31, 2001, the ICP and the bank can terminate purchases of interests in eligible accounts receivable prior to these dates. The events that could result in termination include a downgrading by either of the two leading credit rating agencies of the Company's long-term senior unsecured debt to BB- or below by Standard & Poor's Rating Services ("Standard & Poor's") or Ba3 or below by Moody's Investors Service, Inc. ("Moody's"). The Receivables Facility provides for the payment from time to time of program fees (currently 0.375% per annum) on the receivables interests sold by SA Funding Corp. and commitment fees (currently 0.325% per annum) on the unused portion of the $125,000,000 Receivables Facility.

In December 2001, the Originators sold approximately $176,900,000 of their eligible U.S. accounts receivable to SA Funding Corp. SA Funding Corp. in turn sold an undivided ownership interest in $95,600,000 of such receivables under the Receivables Facility, and this amount has been removed from the Company's consolidated balance sheet. This amount was used to pay down certain of the Company's outstanding borrowings. SA Funding Corp. retained the remaining $81,300,000 of receivables that it acquired from the Originators. These retained receivables at December 31, 2001 are included in notes and accounts receivable on the Company's consolidated balance sheet. The carrying amount of the retained receivables approximates fair value because of the relatively short-term nature of the receivables. The costs associated with the Receivables Facility are included in other income (expense), net, in the Company's consolidated statement of earnings for the year ended December 31, 2001. These costs primarily relate to the loss on the sale of the interests in receivables to the ICP or the bank, which was approximately $75,000, and program and commitment fees and other associated costs, which were approximately $343,000.

Outstanding Indebtedness

At December 31, 2001 and December 31, 2000, the Company's total debt outstanding consisted of the amounts set forth on the following table (amounts in thousands of dollars):

	December 31,
	2001	2000

Short-term borrowings and current portion of long-term debt:
364-Day Revolving Credit Agreements	$—	$127,885
Other short-term borrowings	135,548	162,543
Current portion of long-term debt	1,943	1,418

Total current debt	137,491	291,846

Long-term debt, less current portion:
Revolving Credit Agreement due March 2003	7,539	456,263
5.625% Euro Notes due July 2006, less discount of $844 and $1,056 in 2001 and 2000, respectively	175,666	185,145
8.75% Senior Notes due July 2008, less discount of $3,999	296,001	—
6.95% Senior Notes due May 2009, less discount of $1,736 and $1,909 in 2001 and 2000, respectively	298,264	298,091
Other	10,641	4,954

Total long-term debt, less current portion	788,111	944,453

Total debt	$925,602	$1,236,299

During 2001, the Company paid down $154,355,000 of its current debt and $156,342,000 of its long-term debt. These repayments and the financing transactions discussed below permitted the Company to eliminate all borrowings under the Company's 364-day revolving credit agreements, pay down all but $7,539,000 of the amounts outstanding under the revolving credit agreement due March 30, 2003 (the "2003 Facility"), and reduced amounts due under various short-term lines of credit maintained by various of its subsidiaries. These payments were made from operating cash flows, the net proceeds of the 8.75% Senior Notes and the sale of eligible receivables under the Receivables Facility. The issuance of the 8.75% Senior Notes also lengthened the Company's average debt maturities.

Substantially all of the Company's short-term borrowings of $135,548,000 at December 31, 2001 were outstanding under lines of credit available to various of the Company's U.S. and foreign subsidiaries. Amounts available under these credit lines as of December 31, 2001 were approximately $326,000,000 of which approximately $190,000,000 were unused.

At December 31, 2001, the Company had available committed and uncommitted lines of credit of approximately $1,046,000,000 of which approximately $903,000,000 was unused. Such credit lines include amounts available under the 364-Day Facility, the 2003 Facility and the other lines of credit available to the Company's subsidiaries.

The 2003 Facility, which is a multi-year $525,000,000 credit facility, and a 364-day $194,375,000 revolving credit facility that expires on March 22, 2002 (the "364-Day Facility") are the Company's principal revolving credit facilities. The borrowings of $127,885,000 shown in the table above under the caption "364-Day Revolving Credit Agreements" at December 31, 2000 were borrowings under a previous 364-day revolving credit facility that the Company replaced with the 364-Day Facility on March 23, 2001. The Company had not utilized the 364-Day Facility as of December 31, 2001.

The Company believes that it is not necessary to renew or replace the 364-Day Facility when it expires. Therefore, the Company does not plan to renew this credit facility or to replace it with another facility when it expires. The Company currently expects to replace the 2003 Facility prior to its expiration. However, the Company currently believes that the replacement of this credit facility is not required to enable the Company to meet its currently anticipated liquidity requirements.

The 364-Day Facility and the 2003 Facility provide that the Company and certain of its subsidiaries may borrow for various purposes, including the refinancing of existing debt, the provision of working capital and other general corporate needs, including acquisitions, repurchases of the Company's outstanding common and preferred stock and capital expenditures.

Amounts repaid under these credit facilities may be re-borrowed from time to time prior to the expiration or earlier termination of the facilities. As of December 31, 2001, facility fees were payable at the rates of 0.125% per annum under the 2003 Facility and 0.300% per annum under the 364-Day Facility on the total amounts available under each of these credit facilities.

The obligations under these credit facilities bear interest at floating rates. The floating rates are generally determined by adding the applicable borrowing margin to the interbank rate for the relevant currency and time period. The weighted average interest rate for outstanding borrowings under the 2003 Facility and the Company's 364-day facilities was approximately 4.2% at December 31, 2001 and 7.0% at December 31, 2000.

The 2003 Facility and the 364-Day Facility provide for changes in borrowing margins based on the Company's long-term senior unsecured debt ratings and, in addition, with respect to the 2003 Facility, certain financial criteria. The 2003 Facility and 364-Day Facility, the Euro Notes, the 8.75% Senior Notes and the 6.95% Senior Notes impose limitations on the operations of the Company and certain of its subsidiaries. These limitations include, depending upon the debt in question, financial covenants relating to interest coverage and debt leverage as well as restrictions on the incurrence of additional indebtedness, the creation of liens, sale and leaseback transactions, mergers and acquisitions and certain dispositions of assets. The Company and its subsidiaries were in compliance with these requirements as of December 31, 2001.

The Company's cost of capital and ability to obtain external financing may be affected by its debt ratings, which are periodically reviewed by the credit rating agencies. The Company's long-term senior unsecured debt is currently rated Baa3 (negative outlook) by Moody's and BBB (stable outlook) by Standard & Poor's. These ratings are among the ratings assigned by each of these organizations for investment grade long-term senior unsecured debt. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. Each rating should be evaluated independently of any other rating.

The following table summarizes the Company's material contractual cash obligations at December 31, 2001, relating to corporate finance requiring cash outlays in 2002 and future years (amounts in thousands of dollars):

	Payments Due by Period

	Total	2002	2003-2004	2005-2006	Thereafter

Short-term borrowings	$135,548	$135,548	$—	$—	$—
Current portion of long-term debt	1,943	1,943	—	—	—
Long-term debt, exclusive of debt discounts	794,690	—	11,422	179,624	603,644

Total debt	932,181	137,491	11,422	179,624	603,644
Series A convertible preferred stock(1)	2,254,153	54,646	109,292	109,292	1,980,923
Operating leases	71,560	20,925	27,274	13,943	9,418

Total contractual cash obligations	$3,257,894	$213,062	$147,988	$302,859	$2,593,985

(1)
Assumes dividends are declared and paid each quarter until March 31, 2018, based on shares outstanding at December 31, 2001.

In addition to the obligation to pay the principal amount of the debt obligations discussed above, the Company is obligated under the terms of various leases covering many of the facilities that it occupies, substantially all of which are accounted for as operating leases. The contractual lease obligations listed in the table above represent estimated future minimum annual rental commitments under noncancelable real property leases as of December 31, 2001. The long-term debt shown in the above table excludes unamortized bond discounts as of December 31, 2001 and therefore represents the principal amount of such debt required to be repaid in each period. The Series A convertible preferred stock in the table above is subject to mandatory redemption on March 31, 2018 at $50 per share, plus any accrued and unpaid dividends, to the extent these shares remain outstanding. These shares receive a cash dividend, as declared by the Board of Directors, at an annual rate of $2.00 per share, payable quarterly in arrears, until mandatory redemption on March 31, 2018. See below under "Series A Convertible Preferred Stock" for further discussion.

Derivative Financial Instruments

At December 31, 2001 and December 31, 2000 the Company was party to foreign currency forward contracts which did not have a significant impact on the Company's liquidity. For further discussion about these contracts and other financial instruments, see below under "Other Matters—Quantitative and Qualitative Disclosures about Market Risk."

Series A Convertible Preferred Stock

The Company's Series A preferred stock is listed on the New York Stock Exchange and is convertible at any time into approximately 0.885 share of common stock for each share of preferred stock. These shares vote with the common stock on an as-converted basis and receive a cash dividend, as declared by the Board of Directors, at an annual rate of $2.00 per share, payable quarterly in arrears. Subject to conditions (which had not been met as of December 31, 2001) set forth in the Company's Certificate of Incorporation, as amended, the Series A preferred stock is redeemable at the option of the Company. Under the Company's Certificate of Incorporation, as amended, the Series A preferred stock is redeemable at the option of the Company on or after March 31, 2003 without regard to these conditions. The Series A preferred stock is also subject to mandatory redemption on March 31, 2018 at $50 per share, plus any accrued and unpaid dividends, to the extent these shares remain outstanding. Because it is subject to mandatory redemption, the Series A convertible preferred stock is classified outside of the shareholders' equity section of the consolidated balance sheets. At its date of issuance, the fair value of the Series A preferred stock exceeded its mandatory redemption amount primarily due to the common stock conversion feature. Accordingly, the book value of the Series A preferred stock is reflected in the consolidated balance sheets at its mandatory redemption value.

Shareholders' Equity

The Company's shareholders' equity was $850,152,000 at December 31, 2001, $753,129,000 at December 31, 2000 and $551,030,000 at December 31, 1999. Shareholders' equity increased in 2001 and 2000 due to the Company's net earnings of $156,697,000 and $225,319,000, and the excess of book value over repurchase price recognized in connection with the preferred stock repurchases of $7,456,000 and $45,283,000, which were partially offset by preferred stock dividends of $55,024,000 and $64,266,000, and by additional foreign currency translation adjustments of $19,931,000 and $16,258,000, respectively, in such years.

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

Interest Rates

The fair value of the Company's fixed rate debt varies with changes in interest rates. Generally, the fair value of fixed rate debt will increase as interest rates fall and decrease as interest rates rise. At December 31, 2001, the carrying value of the Company's total debt was $925,602,000 of which $782,517,000 was fixed rate debt. At December 31, 2000, the carrying value of the Company's total debt was $1,236,299,000 of which $489,607,000 was fixed rate debt. The estimated fair value of the Company's total debt, which includes the cost of replacing the Company's fixed rate debt with borrowings at current market rates, was approximately $889,434,000 at December 31, 2001 compared to $1,159,250,000 at December 31, 2000. A hypothetical 10% decrease in interest rates would result in an increase in the fair value of the total debt balance at December 31, 2001 of approximately $27,100,000.

From time to time, the Company uses interest rate swaps and interest rate collars to manage its exposure to fluctuations in interest rates. At December 31, 2001, the Company was not party to any interest rate swaps or interest rate collar agreements. At December 31, 2000, the Company had no such agreements except for an interest rate collar agreement with an aggregate notional amount of approximately $8,000,000 related to a foreign subsidiary's floating rate indebtedness, which matured in June 2001.

Foreign Exchange Rates

The Company uses interest rate and currency swaps from time to time to limit foreign exchange exposure and limit or adjust interest rate exposure by swapping certain borrowings in U.S. dollars for borrowings denominated in foreign currencies. At December 31, 2001 and December 31, 2000, the Company had no interest rate and currency swap agreements outstanding.

The Company uses foreign currency forward contracts to fix the amount payable on certain transactions denominated in foreign currencies. The terms of such instruments are generally twelve months or less. At December 31, 2001 and December 31, 2000, the Company had foreign currency forward contracts with an aggregate notional amount of approximately $266,902,000 and $13,800,000, respectively. The estimated fair value of these contracts, which represents the estimated net payment that would be received by the Company in the event of termination of these contracts based on the then current foreign exchange rates, was approximately $313,000 at December 31, 2001 compared to $253,000 at December 31, 2000. A hypothetical 10% adverse change in foreign exchange rates at December 31, 2001 would have caused the Company to pay approximately $26,231,000 to terminate these contracts.

The Company's foreign subsidiaries had outstanding debt of approximately $321,690,000 and $511,859,000 at December 31, 2001 and 2000, respectively. Such debt is generally denominated in the functional currency of the borrowing subsidiary. The Company believes that this enables it to better match operating cash flows with debt service requirements and to better match foreign currency-denominated assets and liabilities, thereby reducing its need to enter into foreign exchange contracts.

Commodities

The Company uses various commodity raw material and energy products in conjunction with its manufacturing process. Generally, the Company acquires such components at market prices and does not use financial instruments to hedge commodity prices. As a result, the Company is exposed to market risks related to changes in commodity prices related to these components.

Cryovac Transaction

On March 31, 1998, the Company completed a multi-step transaction (the "Cryovac Transaction"), which brought the Cryovac packaging business and the former Sealed Air Corporation ("old Sealed Air") under the common ownership of the Company. These businesses operate as subsidiaries of the Company, and the Company acts as a holding company. As part of that transaction, the Cryovac packaging business, held by various direct and indirect subsidiaries of the Company, was separated from the remaining businesses of the Company. Such remaining businesses were then contributed to a company now known as W. R. Grace & Co. ("New Grace"), whose shares were distributed to the Company's stockholders. As a result, New Grace became a separate publicly owned company. The Company recapitalized its outstanding shares of common stock into a new common stock and a new convertible preferred stock. A subsidiary of the Company then merged into old Sealed Air, which changed its name to Sealed Air Corporation (US). The agreements pursuant to which the Cryovac Transaction was carried out are referred to below as the "Transaction Agreements."

Contingencies Related to the Cryovac Transaction

In connection with the Cryovac Transaction, New Grace and its subsidiaries retained all liabilities arising out of their operations before the Cryovac Transaction, whether accruing or occurring before or after the Cryovac Transaction, other than liabilities arising from or relating to Cryovac's operations. The liabilities retained by New Grace include, among others, liabilities relating to asbestos-containing products previously manufactured or sold by New Grace's subsidiaries prior to the Cryovac Transaction, including its primary U.S. operating subsidiary, W. R. Grace & Co. - Conn., which has operated for decades and has been a subsidiary of New Grace since the Cryovac Transaction. The Transaction Agreements provided that, should any claimant seek to hold the Company, including any of its subsidiaries, responsible for liabilities of New Grace or its subsidiaries, including such asbestos-related liabilities, New Grace and its subsidiaries would indemnify and defend the Company.

Since the beginning of 2000, the Company has been served with a number of lawsuits alleging that, as a result of the Cryovac Transaction, the Company is responsible for alleged asbestos liabilities of New Grace and its subsidiaries, certain of which were also named as co-defendants in some of these actions. These actions include several purported class actions and a number of personal injury lawsuits. Some plaintiffs seek damages for personal injury or wrongful death while others seek medical monitoring, environmental remediation or remedies related to an attic insulation product. Neither old Sealed Air nor Cryovac ever produced or sold any of the asbestos-containing materials that are the subjects of these cases. None of these cases has been resolved through judgment, settlement or otherwise. All such cases have been stayed in connection with New Grace's Chapter 11 bankruptcy proceeding discussed below.

While the allegations in these actions directed to the Company vary, these actions all appear to allege that the transfer of the Cryovac business as part of the Cryovac Transaction was a fraudulent transfer or gave rise to successor liability. Under a theory of successor liability, plaintiffs with claims against New Grace and its subsidiaries may attempt to hold the Company liable for liabilities that arose with respect to activities conducted prior to the Cryovac Transaction by W. R. Grace & Co. - Conn., or other New Grace subsidiaries. A transfer would be a fraudulent transfer if the transferor received less than reasonably equivalent value and the transferor was insolvent or was rendered insolvent by the transfer, was engaged or was about to engage in a business for which its assets constitute unreasonably small capital, or intended to incur or believed that it would incur debts beyond its ability to pay as they mature. A transfer may also be fraudulent if it was made with actual intent to hinder, delay or defraud creditors. If any transfers in connection with the Cryovac Transaction were found by a court to be fraudulent transfers, the Company could be required to return the property or its value to the transferor or could be required to fund certain liabilities of New Grace or its subsidiaries for the benefit of their creditors, including asbestos claimants.

In the Joint Proxy Statement furnished to their respective stockholders in connection with the Cryovac Transaction, both Sealed Air and Grace stated that it was their belief that New Grace and its subsidiaries were adequately capitalized and would be adequately capitalized after the Cryovac Transaction and that none of the transfers contemplated to occur in the Cryovac Transaction would be a fraudulent transfer. They also stated their belief that the Cryovac Transaction complied with other relevant laws. However, if a court applying the relevant legal standards reached conclusions adverse to the Company, such determination could have a materially adverse effect on the Company's consolidated results of operations and financial position.

On April 2, 2001, New Grace and certain of its subsidiaries filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court in the District of Delaware. New Grace stated that the filing was made in response to a sharply increasing number of asbestos claims since 1999.

In connection with its Chapter 11 filing, New Grace filed an application with the Bankruptcy Court seeking to stay, among others, all actions brought against the Company related to alleged asbestos liabilities of New Grace and its subsidiaries or alleging fraudulent transfer claims. The court issued an order dated May 3, 2001, which was modified on January 22, 2002, under which all such filed or pending actions against the Company were stayed and all such future actions are stayed upon filing and service on the Company. No further proceedings involving the Company can occur in the actions that have been stayed except upon further order of the Bankruptcy Court. The Company believes that New Grace's filing for reorganization may provide a single forum in which all such claims might be resolved.

Committees appointed in New Grace's bankruptcy case have sought the court's permission to pursue fraudulent transfer claims against the Company and against Fresenius, as discussed below. The claims against Fresenius are based upon a 1996 transaction between Fresenius and W. R. Grace & Co. - Conn. Fresenius is not affiliated with the Company. In February 2002, the court indicated that the issues of the solvency of Grace following the Fresenius transaction and the solvency of New Grace following the Cryovac Transaction and whether the transferor received reasonably equivalent value in such transactions would be tried on behalf of all creditors of New Grace starting on September 30, 2002 and designated a firm to prosecute that action. The Company believes that the Cryovac Transaction was not a fraudulent transfer and the Company intends to defend its interests vigorously.

In January 2002, the Company filed a declaratory judgment action against Fresenius Medical Care Holdings, Inc., its parent, Fresenius AG, a German company, and certain of its affiliates (collectively, "Fresenius") in New York State court asking the court to resolve a contract dispute between the parties. Fresenius contends that the Company is obligated to indemnify Fresenius for certain liabilities that Fresenius may incur as a result of the 1996 Fresenius transaction mentioned above. Fresenius's contention is based on its interpretation of the agreements between Fresenius and such New Grace subsidiary in connection with the 1996 Fresenius transaction. In February 2002, Fresenius announced that it had accrued a charge of $172,000,000 for such potential liabilities, which include pre-transaction tax liabilities of New Grace and the costs of defense of litigation arising from New Grace's Chapter 11 filing. The Company believes that it is not responsible to indemnify Fresenius under the 1996 agreements and has filed the action in order to proceed to a resolution of Fresenius's claims. However, if the court were to rule against the Company and if Fresenius were to incur a material liability subject to an indemnification obligation, then the outcome of the action could have a material adverse effect on the Company's consolidated results of operations and financial position. The action is in its early stages, and Fresenius has not yet responded to the complaint.

In view of New Grace's Chapter 11 filing, the Company may receive additional claims asserting that the Company is liable for obligations that New Grace had agreed to retain in the Cryovac Transaction and for which the Company may be contingently liable. To date, no material additional claims have been asserted or threatened against the Company.

Under accounting principles generally accepted in the United States of America, an accrual for a contingent liability is appropriate only if it is probable that a liability has been incurred and if the amount of the liability can be reasonably estimated. The Company does not believe that these conditions have been met with respect to the claims against the Company related to the alleged asbestos liabilities, the fraudulent transfer claims or the Fresenius indemnification matter, all of which are described above. Accordingly, the Company has not made any accrual for these matters as of December 31, 2001.

Final determinations and accountings under the Transaction Agreements with respect to matters pertaining to the Cryovac Transaction had not been completed at the time of New Grace's Chapter 11 filing. The Company expects to file a claim in the bankruptcy proceeding that will include all of the costs and liabilities that it has incurred or may incur that New Grace agreed to retain or that are subject to indemnification by New Grace under the Transaction Agreements, less certain amounts that the Company is responsible for under the Transaction Agreements. Costs and liabilities for which the Company intends to seek indemnification by New Grace will include certain defense costs related to asbestos and fraudulent transfer litigation and the Fresenius claims, the guaranteed debt paid by the Company described under "Costs and Margins" above, any recovery by the creditors of New Grace if the Company were not successful in defending against the fraudulent transfer or asbestos claims described above, any recovery by Fresenius if the Company were held liable to indemnify Fresenius and Fresenius were to incur an indemnifiable liability, or any of the other potential claims against the Company mentioned above. The Company expects that its claim will be as an unsecured creditor of New Grace. It is not currently possible to determine the amount of the Company's claim against New Grace or the amount of the Company's recovery, if any, in the bankruptcy proceeding.

Environmental Matters

The Company is subject to loss contingencies resulting from environmental laws and regulations, and it accrues for anticipated costs associated with investigatory and remediation efforts when an assessment has indicated that a loss is probable and can be reasonably estimated. These accruals do not take into account any discounting for the time value of money and are not reduced by potential insurance recoveries, if any. Environmental liabilities are reassessed whenever circumstances become better defined and/or remediation efforts and their costs can be better estimated. These liabilities are evaluated periodically based on available information, including the progress of remedial investigations at each site, the current status of discussions with regulatory authorities regarding the methods and extent of remediation and the apportionment of costs among potentially responsible parties. As some of these issues are decided (the outcomes of which are subject to uncertainties) and/or new sites are assessed and costs can be reasonably estimated, the Company adjusts the recorded accruals, as necessary. The Company believes that such exposures are not material to the Company's consolidated results of operations and financial position. The Company believes that it has adequately reserved for all probable and estimable environmental exposures.

Euro Conversion

The Company's subsidiaries within the twelve participating countries of the European Union converted the base currency of their statutory accounting data to euros as of January 1, 2002. The effect on the Company of all strategic and operational issues related to the euro conversion and the cost of implementing the euro conversion did not have a material adverse impact on the Company's consolidated financial condition, results of operations or reportable segments.

Recently Issued Statements of Financial Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. This new standard also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of."

The Company adopted the provisions of SFAS No. 141 immediately and adopted SFAS No. 142 effective January 1, 2002. Any goodwill and any intangible asset determined to have an indefinite useful life that were acquired in a purchase business combination completed after June 30, 2001 were not amortized, but were evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were amortized through the end of 2001.

In connection with the transitional impairment evaluation, SFAS No. 142 requires the Company to perform an assessment of whether goodwill and other intangible assets were impaired as of January 1, 2002. Because of the uncertainty, necessitated by the extensive effort needed to comply with the adoption of SFAS No. 142, further evaluation is needed to complete the transitional goodwill impairment test provisions of SFAS No. 142. However, the Company believes, based on its preliminary evaluation, that adoption of the new standard should not result in a material transitional impairment charge to the consolidated statement of earnings. The Company is required by this standard to complete the assessment process no later than June 30, 2002 and to record any impairment loss as soon as possible but no later than the end of 2002. Transitional impairment losses, if any, will be recognized as a cumulative effect of a change in accounting principle in the Company's statement of earnings. The Company expects to complete this process as required.

As of December 31, 2001, the Company has unamortized goodwill in the amount of $1,913,000,000 and unamortized identifiable intangible assets in the amount of approximately $23,474,000, all of which will be subject to the transition provisions of SFAS Nos. 141 and 142. Amortization expense related to goodwill was $57,005,000 and $51,776,000 for years ended December 31, 2001 and 2000, respectively. Beginning January 1, 2002, in accordance with SFAS No. 142, the Company is no longer recording amortization expense related to goodwill. Although goodwill will no longer be systematically amortized, this standard requires that periodic reviews be conducted to assess whether or not the carrying amount of goodwill may be impaired. Such reviews could result in future write-downs of goodwill which would be reflected as a charge against operating income.

In August 2001, the FASB issued SFAS No. 143, "Asset Retirement Obligations" ("SFAS No. 143"), which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company expects to adopt this standard beginning January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's consolidated financial statements.

On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS No. 142. SFAS No. 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's consolidated financial statements.

Forward-Looking Statements

Certain statements made by the Company in this report and in future oral and written statements by the Company may be forward-looking. These statements include comments as to the Company's beliefs and expectations as to future events and trends affecting the Company's business, its results of operations and its financial condition. These forward-looking statements are based upon management's current expectations concerning future events and discuss, among other things, anticipated future performance and future business plans. Forward-looking statements are identified by such words and phrases as "expects," "intends," "believes," "will continue," "plans to," "could be," "estimates" and similar expressions. Forward-looking statements are necessarily subject to risks and uncertainties, many of which are outside the control of the Company, which could cause actual results to differ materially from such statements.

The Company recognizes that it is subject to a number of risks and uncertainties that may affect the future performance of the Company, such as: economic, political, business and market conditions in the geographic areas in which it conducts business; acts of war or terrorism; changes in the value of foreign currencies against the U.S. dollar; changes in interest rates, credit availability and ratings; the Company's access to financing and other sources of capital; the success of the Company's key information systems projects; factors affecting the customers, industries and markets that use the Company's packaging materials and systems; competitive factors; the Company's development and commercialization of successful new products; the Company's accomplishments in entering new markets and acquiring and integrating new businesses; the magnitude and timing of its capital expenditures; the Company's inventory management proficiency; raw material availability and pricing; production capacity; changes in energy-related expenses; changes in the Company's relationships with customers and suppliers; the effect on the Company of new accounting pronouncements, including the potential impairment of goodwill; the effect on the Company of the bankruptcy filing by New Grace and its subsidiaries; the outcome of litigation relating to the Cryovac Transaction and the Company's responsibility, if any, for the asbestos and other claims asserted against it, including claims involving Fresenius, and other New Grace-related matters; other legal proceedings and claims (including environmental matters) involving the Company; the effects of foot-and-mouth, BSE ("mad-cow") and other diseases on the Company's food packaging customers; changes in domestic or foreign laws or regulations, or governmental or agency actions.

SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Statements of Earnings
Years Ended December 31, 2001, 2000 and 1999
(In thousands of dollars, except for per share data)

	2001	2000	1999

Net sales	$3,067,482	$3,067,714	$2,931,853
Cost of sales	2,077,195	2,032,410	1,903,131

Gross profit	990,287	1,035,304	1,028,722
Marketing, administrative and development expenses	513,086	516,312	527,126
Goodwill amortization	57,005	51,776	49,404
Restructuring and other charges (credits)	32,805	(1,247)	—

Operating profit	387,391	468,463	452,192
Interest expense	(76,398)	(64,513)	(58,126)
Other income (expense), net	(13,541)	9,479	1,587

Earnings before income taxes	297,452	413,429	395,653
Income taxes	140,755	188,110	184,192

Net earnings	$156,697	$225,319	$211,461

Add: Excess of book value over repurchase price of Series A convertible preferred stock	7,456	45,283	1,568
Less: Series A convertible preferred stock dividends	55,024	64,266	71,422

Net earnings ascribed to common shareholders	$109,129	$206,336	$141,607

Earnings per common share:
Basic	$1.30	$2.47	$1.69
Diluted	$1.22	$1.93	$1.68

See accompanying Notes to Consolidated Financial Statements.

SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2001 and 2000
(In thousands of dollars, except share data)

	2001	2000

Assets
Current assets:
Cash and cash equivalents	$13,805	$11,229
Notes and accounts receivable, net of allowances for doubtful accounts of $25,424 in 2001 and $21,171 in 2000	418,161	548,719
Inventories	288,570	309,116
Prepaid expenses and other current assets	10,172	8,136
Deferred income taxes	45,644	42,664

Total current assets	776,352	919,864
Property and equipment, net	1,050,438	1,032,141
Goodwill, less accumulated amortization of $191,369 in 2001 and $135,240 in 2000	1,913,000	1,959,909
Deferred income taxes	5,686	7,367
Other assets	162,433	171,601

Total Assets	$3,907,909	$4,090,882

Liabilities, Preferred Stock and Shareholders' Equity
Current liabilities:
Short-term borrowings	$135,548	$290,428
Current portion of long-term debt	1,943	1,418
Accounts payable	135,533	140,532
Deferred income taxes	5,097	4,818
Other current liabilities	348,859	280,156

Total current liabilities	626,980	717,352
Long-term debt, less current portion	788,111	944,453
Deferred income taxes	210,830	210,581
Other liabilities	65,682	72,994

Total Liabilities	1,691,603	1,945,380

Commitments and contingencies (Note 18)

Authorized 50,000,000 preferred shares. Series A convertible preferred stock, $50.00 per share redemption value, authorized 27,365,594 shares in 2001 and 28,289,714 shares in 2000, outstanding 27,323,084 shares in 2001 and 27,847,462 shares in 2000, mandatory redemption in 2018	1,366,154	1,392,373

Shareholders' equity:
Common stock, $.10 par value per share. Authorized 400,000,000 shares; issued 84,494,504 shares in 2001 and 84,352,492 shares in 2000	8,449	8,435
Additional paid-in capital	699,088	689,084
Retained earnings	394,799	293,126
Accumulated translation adjustment	(207,710)	(187,779)

	894,626	802,866

Less: Deferred compensation	10,973	17,073
Less: Cost of treasury common stock, 717,615 shares in 2001 and 706,265 shares in 2000	31,133	31,143
Less: Unrecognized loss on derivative instruments	131	—
Less: Minimum pension liability	2,237	1,521

Total Shareholders' Equity	850,152	753,129

Total Liabilities, Preferred Stock and Shareholders' Equity	$3,907,909	$4,090,882

See accompanying Notes to Consolidated Financial Statements.

SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Statements of Equity
Years Ended December 31, 2001, 2000 and 1999
(In thousands of dollars)

						Other Comprehensive Income
	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Deferred Compensation	Treasury Common Stock	Accumulated Translation Adjustment	Unrecognized Loss on Derivative Instruments	Minimum Pension Liability	Total

Balance at December 31, 1998	$8,380	$610,505	$(7,966)	$(28,683)	$(17,234)	$(124,843)	$—	$(3,114)	$437,045

Effect of contingent stock transactions, net	25	12,718	—	4,172	(16)	—	—	—	16,899
Shares issued for non-cash compensation	1	5,107	—	—	7,787	—	—	—	12,895
Exercise of stock options	6	2,023	—	—	—	—	—	—	2,029
Purchase of preferred stock	—	1,568	—	—	—	—	—	—	1,568
Conversion of preferred stock	1	309	—	—	—	—	—	—	310
Purchase of common stock	—	—	—	—	(14,189)	—	—	—	(14,189)
FAS 87 pension adjustment	—	—	—	—	—	—	—	1,112	1,112
Foreign currency translation	—	—	—	—	—	(46,678)	—	—	(46,678)
Net earnings	—	—	211,461	—	—	—	—	—	211,461
Dividends on preferred stock	—	—	(71,422)	—	—	—	—	—	(71,422)

Balance at December 31, 1999	8,413	632,230	132,073	(24,511)	(23,652)	(171,521)	—	(2,002)	551,030

Effect of contingent stock transactions, net	19	8,607	—	7,438	(23)	—	—	—	16,041
Shares issued for non-cash compensation	1	2,049	—	—	15,405	—	—	—	17,455
Exercise of stock options	2	858	—	—	—	—	—	—	860
Purchase of preferred stock	—	45,283	—	—	—	—	—	—	45,283
Conversion of preferred stock	—	57	—	—	—	—	—	—	57
Purchase of common stock	—	—	—	—	(22,873)	—	—	—	(22,873)
FAS 87 pension adjustment	—	—	—	—	—	—	—	481	481
Foreign currency translation	—	—	—	—	—	(16,258)	—	—	(16,258)
Net earnings	—	—	225,319	—	—	—	—	—	225,319
Dividends on preferred stock	—	—	(64,266)	—	—	—	—	—	(64,266)

Balance at December 31, 2000	8,435	689,084	293,126	(17,073)	(31,143)	(187,779)	—	(1,521)	753,129

Effect of contingent stock transactions, net	11	1,664	—	6,100	10	—	—	—	7,785
Shares issued for non-cash compensation	1	374	—	—	—	—	—	—	375
Exercise of stock options	2	502	—	—	—	—	—	—	504
Purchase of preferred stock	—	7,456	—	—	—	—	—	—	7,456
Conversion of preferred stock	—	8	—	—	—	—	—	—	8
FAS 87 pension adjustment	—	—	—	—	—	—	—	(716)	(716)
Foreign currency translation	—	—	—	—	—	(19,931)	—	—	(19,931)
Net change in unrecognized loss on derivative instruments	—	—	—	—	—	—	(131)	—	(131)
Net earnings	—	—	156,697	—	—	—	—	—	156,697
Dividends on preferred stock	—	—	(55,024)	—	—	—	—	—	(55,024)

Balance at December 31, 2001	$8,449	$699,088	$394,799	$(10,973)	$(31,133)	$(207,710)	$(131)	$(2,237)	$850,152

See accompanying Notes to Consolidated Financial Statements.

SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999
(In thousands of dollars)

	2001	2000	1999

Cash flows from operating activities:
Net earnings	$156,697	$225,319	$211,461
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization of property and equipment	141,665	140,795	146,549
Goodwill and other amortization	78,951	78,846	76,850
Amortization of bond discount	561	318	169
Non-cash portion of restructuring and other charges	7,287	(1,247)	—
Deferred tax provisions	(9,083)	20,361	19,358
Net (gain) loss on disposals of property and equipment	(237)	594	149
Amounts sold under the Receivables Facility	95,600	—	—
Changes in operating assets and liabilities, net of businesses acquired:
Notes and accounts receivable, net of sale	27,089	(41,316)	(36,439)
Inventories	16,531	(54,710)	21,229
Other current assets	(1,718)	3,432	670
Other assets	(3,918)	(12,645)	2,041
Accounts payable	(5,656)	(17,109)	(1,039)
Income taxes payable	35,711	966	(16,491)
Other current liabilities	40,279	(8,632)	6,610
Other liabilities	(1,066)	(5,559)	(763)

Net cash provided by operating activities	578,693	329,413	430,354

Cash flows from investing activities:
Capital expenditures for property and equipment	(146,277)	(114,197)	(75,080)
Proceeds from sales of property and equipment	4,352	2,749	3,606
Businesses acquired in purchase transactions, net of cash acquired	(36,007)	(237,541)	(25,811)

Net cash used in investing activities	(177,932)	(348,989)	(97,285)

Cash flows from financing activities:
Proceeds from long-term debt	482,351	661,048	572,831
Payment of long-term debt	(631,502)	(369,661)	(903,941)
Payment of senior debt issuance costs	(2,241)	—	(3,412)
Net (payments of) proceeds from short-term borrowings	(163,756)	129,482	74,848
Purchases of treasury common stock	—	(22,873)	(14,189)
Purchases of preferred stock	(18,754)	(323,948)	(27,552)
Dividends paid on preferred stock	(69,185)	(67,880)	(71,616)
Proceeds from stock option exercises and other	504	1,503	5,848

Net cash (used in) provided by financing activities	(402,583)	7,671	(367,183)

Effect of exchange rate changes on cash and cash equivalents	4,398	9,462	2,800

Cash and cash equivalents:
Net change during the period	2,576	(2,443)	(31,314)
Balance, beginning of period	11,229	13,672	44,986

Balance, end of period	$13,805	$11,229	$13,672

See accompanying Notes to Consolidated Financial Statements.

SEALED AIR CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2001, 2000 and 1999
(In thousands of dollars)

	2001	2000	1999

Net earnings	$156,697	$225,319	$211,461
Other comprehensive income (loss):
Minimum pension liability, net of an income tax (benefit) charge of $(477), $326 and $1,020, in 2001, 2000 and 1999, respectively	(716)	481	1,112
Unrecognized loss on derivative instruments, net of income tax benefit of $79 in 2001	(131)	—	—
Foreign currency translation adjustments	(19,931)	(16,258)	(46,678)

Comprehensive income	$135,919	$209,542	$165,895

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

The Company conducts substantially all of its business through two direct wholly-owned subsidiaries, Cryovac, Inc. and Sealed Air Corporation (US). These two subsidiaries directly and indirectly own substantially all of the assets of the business and conduct operations themselves and through subsidiaries around the globe. This corporate structure was established in connection with the Cryovac Transaction. See Note 18 for a description of the Cryovac Transaction and certain related terms used in these notes.

Note 2    Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the period reported. These estimates include assessing the collectability of accounts receivable, the use and recoverability of inventory, the realization of deferred tax assets, useful lives of tangible and intangible assets and accruals for commitments and contingencies, among others. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from these estimates.

Revenue Recognition

Revenue is recognized upon shipment of goods, including systems, to customers.

Cash and Cash Equivalents

Investments with original maturities of three months or less are considered to be cash equivalents. The Company's policy is to invest cash in excess of short-term operating and debt service requirements in such cash equivalents. These instruments are stated at cost, which approximates market value because of the short maturity of the instruments.

Financial Instruments

The Company has limited involvement with derivative financial instruments. These financial instruments generally include cross currency swaps, interest rate swaps, caps and collars and foreign exchange forward contracts and options relating to the Company's borrowing and trade activities. Such financial instruments are used to manage the Company's exposure to fluctuations in interest rates and foreign exchange rates. The Company does not purchase, hold or sell derivative financial instruments for trading or speculative purposes. The Company is exposed to credit risk if the counterparties to such transactions are unable to perform their obligations. However, the Company seeks to minimize such risk by entering into transactions with counterparties that are major financial institutions with high credit ratings.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138 ("SFAS 133"), which require that all derivative instruments be reported on the balance sheet at fair value and establish criteria for designation and effectiveness of transactions entered into for hedging purposes.

Prior to entering into any derivative transaction, the Company identifies the specific financial risk to which the Company is exposed, the appropriate hedging instrument to be used to reduce the risk and the correlation between the financial risk and the hedging instrument. Purchase orders and historical data are used as the basis for determining the anticipated values of the transactions to be hedged. The Company does not enter into derivative transactions that do not have a high correlation with the underlying financial risk. The Company regularly reviews its hedge positions and the correlation between the transaction risks and the hedging instruments.

The Company accounts for derivative instruments as hedges of the related underlying risks if such derivative instruments are designated by the Company as hedges and are effective as hedges of recognized assets or liabilities, forecasted transactions, unrecognized firm commitments or forecasted intercompany transactions.

Gains and losses on derivatives qualifying as cash flow hedges are recorded in other comprehensive income (loss), to the extent that hedges are effective and until the underlying transactions are recognized in the consolidated statement of earnings at which time such gains and losses are recognized in the consolidated statement of earnings. Gains and losses on qualifying fair value hedges and the related loss or gain on the hedged item attributable to the hedged risk are recognized in the consolidated statement of earnings.

The Company's practice is to terminate derivative transactions if the underlying asset or liability matures or is sold or terminated, or if the underlying forecasted transaction is no longer deemed to be probable of occurring.

Prior to the adoption of SFAS 133, the Company recorded realized and unrealized gains and losses from foreign exchange hedging instruments (including cross currency swaps, forwards and options) differently depending on whether the instrument qualified for hedge accounting. Gains and losses on those foreign exchange instruments that qualified as hedges were deferred as part of the cost basis of the asset or liability being hedged and were recognized in the consolidated statement of earnings in the same period as the underlying transaction. Realized and unrealized gains and losses on instruments that did not qualify for hedge accounting were recognized currently in the consolidated statement of earnings.

The Company recorded the net payments or receipts from interest rate swaps, caps, collars and the interest rate component of cross currency swaps as adjustments to interest expense on a current basis. If an interest rate hedging instrument was terminated prior to its maturity date, any gain or loss would have been amortized into earnings over the shorter of the original term of the derivative instrument and the remaining term of the underlying transaction.

Accounts Receivable Securitization

The Company's two primary U.S. operating subsidiaries sell eligible U.S. accounts receivable to an indirect wholly-owned subsidiary of the Company that was formed for the sole purpose of entering into an accounts receivable securitization program. This indirect wholly-owned subsidiary in turn sells an undivided ownership interest in such receivables to a bank or an issuer of commercial paper administered by that bank. The indirect wholly-owned subsidiary retains the receivables it purchases from the two operating subsidiaries, except those as to which interests are sold by it to the issuer of commercial paper or the bank. The undivided ownership interest amounts sold are removed from the Company's consolidated balance sheets at such time and the proceeds from the sale are reflected in cash provided by operating activities in the consolidated statement of cash flows. The retained receivables are included in notes and accounts receivable on the Company's consolidated balance sheets and the carrying amounts thereof approximate fair value because of the relatively short-term nature of the receivables. Costs associated with the sale of receivables are included in other income (expense), net, in the Company's consolidated statements of earnings.

Inventories

Inventories are stated at the lower of cost or market. The cost of most U.S. inventories is determined on a last-in, first-out ("LIFO") basis, while the cost of other inventories is determined on a first-in, first-out ("FIFO") basis.

Property and Equipment

Property and equipment are stated at cost, except for property and equipment that have been impaired, for which the carrying amount is reduced to the estimated fair value at the impairment date. Significant improvements are capitalized; repairs and maintenance costs that do not extend the lives of the assets are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed are removed from the accounts, and any resulting gain or loss is recognized when the assets are disposed.

The cost of property and equipment is depreciated over their estimated useful lives on a straight-line basis as follows: buildings - 20 to 40 years; machinery and other property and equipment - 3 to 20 years.

Goodwill and Other Intangible Assets

Goodwill is amortized on a straight-line basis principally over a 40-year period. Other intangible assets are included in other assets at cost and consist primarily of patents, licenses, trademarks and non-compete agreements. They are amortized over the shorter of their legal lives or their estimated useful lives on a straight-line basis, generally ranging from 3 to 20 years. Identifiable intangibles, other than goodwill, individually and in the aggregate comprise less than 5% of the Company's consolidated assets.

Goodwill and intangible assets resulting from transactions subsequent to June 30, 2001 have been accounted for in accordance with SFAS Nos. 141 and 142. See Note 19 for further discussion regarding these new standards.

Impairment of Long-Lived Assets

The Company periodically reviews the carrying value of its long-lived assets including property and equipment, goodwill and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Impairments are recognized when the expected future undiscounted cash flows derived from such assets are less than their carrying value. For such cases, losses are recognized for the difference between the fair value and the carrying amount. The Company considers various valuation factors, principally discounted cash flows, to assess the fair values of long-lived assets. Assets to be disposed of by sale or abandonment, and where management has the current ability to remove such assets from operations, are recorded at the lower of carrying amount or fair value less cost of disposition. Depreciation for these assets is suspended during the disposal period, which is generally less than one year. Goodwill and intangible assets resulting from transactions subsequent to June 30, 2001 have been accounted for in accordance with SFAS Nos. 141 and 142. See Note 19 for further discussion regarding these new standards.

Stock-Based Compensation

The Company follows the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company continues to follow the measurement provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees."

Foreign Currency Translation

In non-U.S. locations that are not considered highly inflationary, the balance sheets are translated at the end of period exchange rates with translation adjustments accumulated in shareholders' equity. Statements of earnings are translated at the average exchange rates during the applicable period. Assets and liabilities of the Company's operations in countries with highly inflationary economies are translated at the end of period exchange rates, except that certain financial statement amounts are translated at historical exchange rates. Items included in statements of earnings of the Company's operations in countries with highly inflationary economies are translated at average rates of exchange prevailing during the period, except that certain financial statement amounts are translated at historical exchange rates.

Income Taxes

The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. The Company's non-U.S. subsidiaries file income tax returns in their respective local jurisdictions. The Company provides for U.S. income taxes on that portion of its foreign subsidiaries' accumulated earnings that management believes are not reinvested indefinitely in their businesses.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax asset will not be realized. Deferred tax liabilities and assets at the end of each period are determined using enacted tax rates.

Research and Development

Research and development costs are expensed as incurred and amounted to $55,779, $54,264 and $56,452 in 2001, 2000 and 1999, respectively.

Earnings per Common Share

Basic earnings per common share is calculated by dividing net earnings ascribed to common shareholders by the weighted average common shares outstanding for the period. Net earnings ascribed to common shareholders represents net earnings plus gains attributable to the repurchase of preferred stock for an amount below its book value less preferred stock dividends. The computation of diluted earnings per common share is similar, except that the weighted average common shares outstanding for the period are adjusted to reflect the potential issuance of dilutive shares, and the related change in net earnings ascribed to common shareholders that would occur is factored into the calculation.

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

Note 3    Business Segment Information

The Company operates in two reportable business segments: (i) Food Packaging and (ii) Protective and Specialty Packaging. The Food Packaging segment comprises primarily the Company's Cryovac® food packaging products. The Protective and Specialty Packaging segment includes the aggregation of the Company's protective packaging products, engineered products and specialty products, all of which are used principally for non-food packaging applications.

The Food Packaging segment includes flexible materials and related systems (shrink film and bag products, laminated films, and packaging systems marketed primarily under the Cryovac® trademark for packaging a broad range of perishable foods). This segment also includes rigid packaging and absorbent pads (foam and solid plastic trays and containers for the packaging of a wide variety of food products and absorbent pads used for the packaging of meat, fish and poultry). Net sales of flexible materials and related systems were: 2001 - $1,592,142; 2000 - $1,599,230; and 1999 - $1,594,073. Net sales of rigid packaging and absorbent pads were: 2001 - $288,139; 2000 - $238,064; and 1999 - $187,347. Products in this segment are primarily sold to food processors, distributors and food service businesses.

The Protective and Specialty Packaging segment includes cushioning and surface protection products (including air cellular cushioning materials, shrink and non-shrink films for non-food applications, polyurethane foam packaging systems sold under the Instapak® trademark, polyethylene foam sheets and planks, a comprehensive line of protective and durable mailers and bags, certain paper-based protective packaging materials, suspension and retention packaging, inflatable packaging, and packaging systems) and other products. Net sales of cushioning and surface protection products were: 2001 - $1,153,123; 2000 - $1,199,059; and 1999 - $1,113,434. Net sales of other products for 2001, 2000 and 1999 were approximately 1% of consolidated net sales. Products in this segment are primarily sold to distributors and manufacturers in a wide variety of industries.

	2001	2000(1)	1999(1)

Net sales
Food Packaging	$1,880,281	$1,837,294	$1,781,420
Protective and Specialty Packaging	1,187,201	1,230,420	1,150,433

Total	$3,067,482	$3,067,714	$2,931,853

Operating profit
Food Packaging	$287,701	$288,880	$286,184
Protective and Specialty Packaging	210,982	249,684	237,332

Total segments	498,683	538,564	523,516
Restructuring and other (charges) credits(2)	(32,805)	1,247	—
Corporate operating expenses (including goodwill amortization of $57,005, $51,776 and $49,404 in 2001, 2000 and 1999, respectively)	(78,487)	(71,348)	(71,324)

Total	$387,391	$468,463	$452,192

Depreciation and amortization
Food Packaging	$105,333	$108,050	$111,253
Protective and Specialty Packaging	57,387	58,954	61,958

Total segments	162,720	167,004	173,211
Corporate (including goodwill and other amortization)	57,896	52,637	50,188

Total	$220,616	$219,641	$223,399

	2001	2000(1)	1999(1)

Capital expenditures
Food Packaging	$103,837	$75,773	$51,307
Protective and Specialty Packaging	42,440	38,424	23,773

Total segments	146,277	114,197	75,080
Corporate	—	—	—

Total	$146,277	$114,197	$75,080

Assets(3)
Food Packaging	$1,284,080	$1,392,172	$1,322,177
Protective and Specialty Packaging	704,201	734,303	698,184

Total segments	1,988,281	2,126,475	2,020,361
Corporate (including goodwill, net of $1,913,000, $1,959,909 and $1,859,958 in 2001, 2000 and 1999, respectively)	1,919,628	1,964,407	1,867,222

Total	$3,907,909	$4,090,882	$3,887,583

(1)
Certain prior period amounts have been reclassified to conform to the current year's presentation.

(2)
Restructuring and other (charges) credits in 2001 includes a $21,116 charge related to the Food Packaging segment (including a net non-cash charge of $1,361) and a $11,689 charge related to the Protective and Specialty Packaging segment (including a net non-cash charge of $5,926). The 2000 period includes a non-cash credit of $1,247 related to the Food Packaging segment.

(3)
Plant and equipment facilities and other resources of the Food Packaging segment are used to manufacture films (non-food applications) for the Protective and Specialty Packaging segment. A proportionate share of capital expenditures, assets, depreciation and other costs of manufacturing are allocated to the Protective and Specialty Packaging segment.

Geographic Information

	2001	2000	1999

Net sales:(4)
North America	$1,773,664	$1,782,026	$1,674,198
Europe	775,673	762,271	779,019
Latin America	225,573	225,229	187,110
Asia Pacific	292,572	298,188	291,526

Total	$3,067,482	$3,067,714	$2,931,853

Total long-lived assets:(4)
North America(5)	$2,633,733	$2,667,156	$2,569,071
Europe	309,211	307,700	281,951
Latin America	63,440	62,120	58,638
Asia Pacific	119,487	126,675	133,855

Total	$3,125,871	$3,163,651	$3,043,515

(4)
Net sales attributed to the geographic areas represent trade sales to external customers. Net sales in North America represent substantially net sales in the United States. No non-U.S. country has net sales in excess of 10% of consolidated net sales or long-lived assets in excess of 10% of consolidated long-lived assets.

(5)
Includes goodwill, net, of $1,913,000, $1,959,909 and $1,859,958 in 2001, 2000 and 1999, respectively.

Note 4    Accounts Receivable Securitization

In December 2001, the Company and certain of its U.S. subsidiaries entered into an accounts receivable securitization program (the "Receivables Facility") with a bank and an issuer of commercial paper administered by that bank (the "ICP"). Under the Receivables Facility, the Company's two primary operating subsidiaries, Cryovac, Inc. and Sealed Air Corporation (US) (the "Originators"), sell all of their eligible U.S. accounts receivable to Sealed Air Funding Corporation ("SA Funding Corp."), an indirect wholly-owned subsidiary of the Company that was formed for the sole purpose of entering into the Receivables Facility. SA Funding Corp. in turn sells an undivided ownership interest in these receivables to the ICP or the bank, subject to certain conditions, up to a maximum of $125,000 of undivided ownership interests outstanding from time to time.

SA Funding Corp. retains the receivables it purchases from the Originators, except those as to which interests are sold by it to the ICP or the bank. Sales of accounts receivable by the Originators to SA Funding Corp. and sales of interests from SA Funding Corp. to the ICP and the bank have been structured as "true sales" under applicable laws, and the assets of SA Funding Corp. are not available to pay any creditors of the Company or of its subsidiaries or affiliates. These transactions are accounted for as sales of receivables under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities."

In order to secure the performance of their obligations under the Receivables Facility, SA Funding Corp. and the Originators granted a first priority security interest to the bank, as agent, in certain collateral, including accounts receivable owned by them and proceeds and collections of those receivables. The ICP and the bank have no recourse to the Company's, the Originators' or SA Funding Corp.'s other assets for any losses resulting from the financial inability of customers to pay amounts due on the receivables when they become due. As long as a termination event with respect to the Receivables Facility has not occurred, the Originators service, administer and collect the receivables under the Receivables Facility as agent on behalf of SA Funding Corp., the ICP and the bank. Prior to a termination event under the Receivables Facility, collections of receivables not otherwise required to be paid to the ICP or the bank are used by SA Funding Corp. to purchase new eligible receivables from the Originators. The Company has undertaken to cause the Originators to perform their obligations under the Receivables Facility.

The scheduled expiration date for the Receivables Facility is December 7, 2004, although the bank's commitment to make purchases of receivables interests from SA Funding Corp. expires on December 7, 2002 and is subject to annual renewal with the agreement of the parties. Under certain limited circumstances, none of which had occurred at December 31, 2001, the ICP and the bank can terminate purchases of interests in eligible accounts receivable prior to these dates. The events that could result in termination include a downgrading by either of the two leading credit rating agencies of the Company's long-term senior unsecured debt to BB- or below by Standard & Poor's Rating Services or Ba3 or below by Moody's Investors Service, Inc. The Receivables Facility provides for the payment from time to time of program fees (currently 0.375% per annum) on the receivables interests sold by SA Funding Corp. and commitment fees (currently 0.325% per annum) on the unused portion of the $125,000 Receivables Facility.

In December 2001, the Originators sold approximately $176,900 of their eligible U.S. accounts receivable to SA Funding Corp. SA Funding Corp. in turn sold an undivided ownership interest in $95,600 of such receivables under the Receivables Facility, and this amount has been removed from the Company's consolidated balance sheet. This amount was used to pay down certain of the Company's outstanding borrowings. SA Funding Corp. retained the remaining $81,300 of receivables that it acquired from the Originators. These retained receivables at December 31, 2001 are included in notes and accounts receivable on the Company's consolidated balance sheet. The carrying amount of the retained receivables approximates fair value because of the relatively short-term nature of the receivables. The costs associated with the Receivables Facility are included in other income (expense), net, in the Company's consolidated statement of earnings for the year ended December 31, 2001. These costs primarily relate to the loss on the sale of the interests in receivables to the ICP or the bank, which was approximately $75, and program and commitment fees and other associated costs, which were approximately $343.

Note 5    Acquisitions

In 2001, 2000 and 1999, the Company made several acquisitions (including the acquisitions of Dolphin Packaging plc and Shanklin Corporation in the third and fourth quarters of 2000, respectively). These transactions, which were carried out in exchange for cash, net of cash acquired, in the aggregate amount of approximately $36,007 in 2001, $237,541 in 2000 and $25,811 in 1999, were accounted for as purchases and resulted in goodwill of approximately $16,700 in 2001, $153,000 in 2000 and $6,000 in 1999. The Company assumed approximately $19,100, $16,600 and $3,100 of debt of the acquired companies in 2001, 2000 and 1999, respectively. The Company acquired cash of approximately $8,589 in acquisitions in 2000. Cash acquired was not material in 1999 or 2001. These acquisitions were not material to the Company's consolidated financial statements.

Note 6    Inventories

	December 31,

	2001	2000

Inventories (at FIFO, which approximates current cost):
Raw materials	$69,312	$72,537
Work in process	65,148	63,798
Finished goods	174,968	193,169

	309,428	329,504
Reduction of certain inventories to LIFO basis	(20,858)	(20,388)

Total	$288,570	$309,116

Inventories accounted for on a LIFO basis represented approximately 40% of total inventories at December 31, 2001 and 2000, respectively.

Note 7    Property and Equipment

	December 31,

	2001	2000

Land and improvements	$29,784	$35,954
Buildings	413,320	404,514
Machinery and equipment	1,466,954	1,405,119
Other property and equipment	110,666	112,184
Construction-in-progress	139,448	85,707

	2,160,172	2,043,478
Accumulated depreciation and amortization	(1,109,734)	(1,011,337)

Property and equipment, net	$1,050,438	$1,032,141

Interest cost capitalized during 2001, 2000 and 1999 was $6,800, $3,300 and $3,000, respectively.

Note 8    Other Liabilities

	December 31,

	2001	2000

Other current liabilities:
Accrued salaries, wages and related costs	$94,145	$93,086
Accrued restructuring costs (Note 10)	19,697	537
Accrued operating expenses	140,759	124,193
Accrued dividends and interest	22,995	29,457
Income taxes payable	71,263	32,883

Total	$348,859	$280,156

	December 31,

	2001	2000

Other liabilities:
Other postretirement benefits	$3,082	$3,699
Non-U.S. statutory social security and pension obligations	33,395	31,103
Other various liabilities	29,205	38,192

Total	$65,682	$72,994

Non-U.S. statutory social security and pension obligations primarily represent the present value of the Company's unfunded future obligations for certain eligible, active non-U.S. employees based on actuarial calculations.

Note 9    Income Taxes

The components of earnings before income taxes were as follows:

	2001	2000	1999

Domestic	$213,689	$310,361	$233,493
Foreign	83,763	103,068	162,160

Total	$297,452	$413,429	$395,653

The components of the provision for income taxes were as follows:

	2001	2000	1999

Current tax expense:
Federal	$82,124	$96,864	$77,391
State and local	17,828	23,498	20,455
Foreign	49,886	47,387	66,988

Total current	149,838	167,749	164,834

Deferred tax (benefit) expense:
Federal	2,089	14,769	10,371
State and local	449	3,668	2,593
Foreign	(11,621)	1,924	6,394

Total deferred	(9,083)	20,361	19,358

Total provision	$140,755	$188,110	$184,192

Deferred tax liabilities consist of the following:

	December 31,

	2001	2000

Accruals not yet deductible for tax purposes	$22,002	$20,865
Foreign net operating loss carryforwards and investment tax allowances	16,256	22,772
Employee benefit items	10,987	15,781
Inventories	10,994	13,576
Research and development	1,751	5,877
Postretirement benefits other than pensions	1,239	1,487
Other	7,414	6,911

Gross deferred tax assets	70,643	87,269
Valuation allowance	(15,956)	(15,049)

Total deferred tax assets	54,687	72,220

Depreciation and amortization	(111,216)	(125,640)
Unremitted foreign earnings	(39,645)	(38,683)
Intangibles	(27,021)	(29,891)
Pension	(19,008)	(19,414)
Capitalized interest	(10,166)	(12,421)
Other	(12,228)	(11,539)

Total deferred tax liabilities	(219,284)	(237,588)

Net deferred tax liabilities	$(164,597)	$(165,368)

The U.S. federal statutory corporate tax rate reconciles to the Company's effective tax rate as follows:

	2001	2000	1999

Statutory U.S. federal tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	4.0	4.3	3.8
U.S. and foreign taxes on unremitted earnings	0.9	0.4	0.9
Foreign taxes on foreign operations in excess of U.S. tax rates	0.7	0.6	1.8
Non-deductible expenses, primarily goodwill amortization	6.7	5.2	5.1

Effective tax rate	47.3%	45.5%	46.6%

The Company has concluded that it is more likely than not that the $54,687 balance of deferred tax assets, net of the valuation allowance of $15,956, at December 31, 2001 will be realized based upon anticipated future results. The valuation allowance is primarily related to the uncertainty of utilizing $22,114 of foreign net operating loss carryforwards ($6,847 tax effected) and $33,603 of investment tax allowances ($9,409 tax effected) that have no expiration period.

The Company provides for U.S. income taxes on that portion of foreign subsidiaries' accumulated earnings that management believes are not reinvested indefinitely in their businesses. As of December 31, 2001, the Company has provided for $39,645 of taxes in respect of these earnings.

Note 10    Restructuring Costs and Other Charges

2001 Restructuring Program

During 2001, based primarily on weakening economic conditions, especially in the U.S., the Company conducted a review of its business to reduce costs and expenses, simplify business processes and organizational structure, and to refine further the Company's manufacturing operations and product offerings. As a result of such review, which was completed in the fourth quarter, the Company announced and began implementing a restructuring program that resulted in charges to operations in the second, third and fourth quarters of 2001. Such charges amounted to $32,805 for the year ended December 31, 2001, and included $23,877 of employee termination costs, $1,641 of facility exit costs and $7,287 of long-lived asset impairments. The portion of this restructuring charge related to the Company's food packaging segment amounted to $21,116 and the portion applicable to the protective and specialty packaging segment amounted to $11,689. The asset impairment amount of $7,287 includes write-downs or write-offs of $3,877 for property, plant and equipment, $3,342 for goodwill, and $68 for certain other long-lived assets. These impairments related to decisions to rationalize and realign production of certain small product lines and close several manufacturing and warehouse facilities in North America, Europe, South Africa and the Asia Pacific region. The annual reduction of depreciation and amortization expense as a result of such asset impairments is expected to be $365. Substantially all of the property, plant and equipment has either been disposed of or is held for disposition. The remaining carrying value as of December 31, 2001 of assets held for disposition was approximately $745 and the effect of suspending depreciation of such assets is immaterial to the consolidated financial statements. The Company expects to incur $25,518 of cash outlays to carry out the restructuring program, of which approximately $5,821 was paid in 2001. These cash outlays include primarily severance and other personnel-related costs and the costs of terminating lease and other contractual arrangements. In connection with the restructuring, the Company is eliminating approximately 793 positions. However, with the prospective addition of approximately 323 jobs in connection with the Company's realignment or relocation of certain manufacturing activities, the net reduction in headcount positions is expected to be approximately 470. These 793 positions are from all geographic areas in which the Company does business but are primarily involved in the Company's manufacturing and sales and marketing functions in North America and Europe. Through December 31, 2001, 220 of the 793 positions have been eliminated, and the remaining restructuring actions accrued in 2001, including the disposition of impaired assets, are expected to be substantially completed during 2002, although certain cash outlays are expected to continue into future years.

The components of the 2001 Restructuring Program are as follows:

	Employee Termination Costs	Plant/Office Exit Cost	Total Cost

Restructuring liability recorded in 2001	$23,877	$1,641	$25,518
Cash payments during 2001	(5,644)	(177)	(5,821)

Restructuring liability at December 31, 2001	$18,233	$1,464	$19,697

1998 Restructuring Program

All restructuring actions related to the 1998 Restructuring Program, consisting of final cash outlays for severance and other personnel-related costs, were completed during 2001 as follows:

Employee Termination Costs

Restructuring liability at December 31, 2000	$537
Payments during 2001	(537)

Restructuring liability at December 31, 2001	$—

Note 11    Employee Benefits and Incentive Programs

Profit-Sharing and Retirement Savings Plans

The Company has a non-contributory profit-sharing plan covering most of the Company's U.S. employees. Contributions to this plan, which are made at the discretion of the Board of Directors, may be made in cash, shares of the Company's common stock, or in a combination of cash and shares of the Company's common stock. The Company also maintains contributory thrift and retirement savings plans in which most U.S. employees of the Company are eligible to participate. The contributory thrift and retirement savings plans generally provide for Company contributions based upon the amount contributed to the plans by the participants. Company contributions to or provisions for its profit-sharing and retirement savings plans are charged to operations and amounted to $26,064, $22,004, and $31,852 in 2001, 2000 and 1999, respectively. In 2001, there were no shares of common stock issued for the Company's contribution to its profit-sharing plan. The value of shares of common stock issued for the Company's contribution to the profit-sharing plan in 2000 and 1999 was $13,877 and $8,823, respectively.

Pension Plans

The Company maintains pension plans for certain U.S. employees, including certain employees who are covered by collective bargaining agreements. Net periodic pension costs for all U.S. defined benefit pension plans charged to operations during 2001, 2000 and 1999 amounted to $850, $624 and $1,088, respectively. The balance sheet as of December 31, 2001 includes a prepaid pension asset of $7,829. The balance sheet as of December 31, 2000 includes the following items related to such plans: an intangible asset of $1,706, accumulated other comprehensive income of $59, an accrued benefit liability of $21, and a prepaid pension asset of $2,510. The aggregate benefit obligation at December 31, 2001 and 2000 amounted to $19,671 and $16,802, respectively, while the fair value of plan assets at such dates amounted to $18,862 and $15,423, respectively.

Certain of the Company's non-U.S. employees participate in defined benefit pension plans in their respective countries. The following presents the Company's funded status for 2001 and 2000 under SFAS No. 132 for its non-U.S. pension plans.

Change in benefit obligation:	2001	2000

Benefit obligation at beginning of period	$137,126	$133,206
Service cost	4,901	6,754
Interest cost	7,912	7,390
Actuarial loss	873	2,123
Plan merger	—	3,275
Curtailment (gain) loss	(1,042)	1,614
Benefits paid	(10,864)	(7,881)
Employee contributions	926	1,403
Foreign exchange impact	(6,002)	(10,758)

Benefit obligation at end of period	$133,830	$137,126

Change in plan assets:

Fair value of plan assets at beginning of period	$150,478	$160,568
Plan merger	—	2,289
Actual (loss) return on plan assets	(9,796)	4,980
Employer contributions	1,809	1,982
Benefits paid	(10,864)	(7,881)
Assets transferred to defined contribution plan	(509)	—
Employee contributions	926	1,403
Foreign exchange impact	(6,333)	(12,863)

Fair value of plan assets at end of period	$125,711	$150,478

Funded status:	2001	2000

Plan assets (less than) in excess of benefit obligation	$(8,119)	$13,352
Unrecognized net obligation	286	335
Unrecognized net prior service cost	712	862
Unrecognized net actuarial loss	39,320	19,364

Net asset recognized at end of period	$32,199	$33,913

Amount recognized in the consolidated balance sheet consists of:

Prepaid benefit cost	$53,039	$54,156
Accrued benefit liability	(25,131)	(23,410)
Intangible asset	563	691
Accumulated other comprehensive income	3,728	2,476

Net amount recognized	$32,199	$33,913

The following presents the Company's pension expense for 2001, 2000 and 1999 under SFAS No. 132 for its non-U.S. pension plans.

	Year ended	Year ended	Year ended
Components of net periodic benefit cost:	December 31, 2001	December 31, 2000	December 31, 1999

Service cost	$4,901	$6,754	$6,984
Interest cost	7,912	7,390	7,116
Expected return on plan assets	(12,364)	(13,060)	(12,169)
Amortization of obligation (asset)	36	(159)	(487)
Amortization of prior service cost	110	115	106
Amortization of net actuarial loss	583	326	1,096

Net periodic pension cost	$1,178	$1,366	$2,646

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $26,733, $24,009 and $7,612 as of December 31, 2001, respectively, and $32,924, $28,440 and $4,920 as of December 31, 2000, respectively.

The following significant assumptions were used in calculating the pension cost and funded status presented above:

	2001	2000	1999

Discount rate at December 31	5.8%	5.9%	5.7%
Expected long-term rate of return	8.1%	8.6%	8.6%
Rate of compensation increase	3.5%	3.9%	3.8%

Note 12    Debt

A summary of debt at December 31, 2001 and 2000 follows:

	December 31,
	2001	2000

Short-term borrowings and current portion of long-term debt:
364-Day Revolving Credit Agreements	$—	$127,885
Other short-term borrowings	135,548	162,543
Current portion of long-term debt	1,943	1,418

Total current debt	137,491	291,846

Long-term debt, less current portion:
Revolving Credit Agreement due March 2003	7,539	456,263
5.625% Euro Notes due July 2006, less discount of $844 and $1,056 in 2001 and 2000, respectively	175,666	185,145
8.75% Senior Notes due July 2008, less discount of $3,999	296,001	—
6.95% Senior Notes due May 2009, less discount of $1,736 and $1,909 in 2001 and 2000, respectively	298,264	298,091
Other	10,641	4,954

Total long-term debt, less current portion	788,111	944,453

Total debt	$925,602	$1,236,299

During 2001, the Company paid down $154,355 of its current debt and $156,342 of its long-term debt. These repayments and the financing transactions discussed below permitted the Company to eliminate all borrowings under the Company's 364-day revolving credit agreements, pay down all but $7,539 of the amounts outstanding under the revolving credit agreement due March 30, 2003 (the "2003 Facility"), and reduced amounts due under various short-term lines of credit maintained by various of its subsidiaries. These payments were made from operating cash flows, the net proceeds of the 8.75% Senior Notes, discussed below, and the sale of eligible receivables under the Receivables Facility discussed in Note 4. The issuance of the 8.75% Senior Notes also lengthened the Company's average debt maturities.

On June 26, 2001 the Company issued $300,000 aggregate principal amount of 8.75% Senior Notes due July 1, 2008 (the "8.75% Senior Notes") under Rule 144A and Regulation S of the Securities Act of 1933, as amended. The net proceeds of $295,773 from the issuance of these Notes were used to refinance a portion of the borrowings under the 2003 Facility described below. These Notes were priced at 98.591% to yield 9.025%. Accrued interest on these Notes is payable semi-annually on January 1 and July 1 of each year, with the first payment in January 2002.

Substantially all of the Company's short-term borrowings of $135,548, at December 31, 2001 were outstanding under lines of credit available to various of the Company's U.S. and foreign subsidiaries. Amounts available under these credit lines as of December 31, 2001 and 2000 were approximately $326,000 and $352,000, respectively, of which approximately $190,000 and $189,000, respectively, were unused.

At December 31, 2001 and 2000, the Company had available committed and uncommitted lines of credit of approximately $1,046,000 and $1,252,000, respectively, of which approximately $903,000 and $505,000, respectively, were unused. Such credit lines include amounts available under the 364-Day Facility, the 2003 Facility and the other lines of credit available to the Company's subsidiaries. The Company is not subject to any material compensating balance requirements in connection with its lines of credit.

The 2003 Facility, which is a multi-year $525,000 credit facility, and a 364-day $194,375 revolving credit facility that expires on March 22, 2002 (the "364-Day Facility") are the Company's principal revolving credit facilities. The borrowings of $127,885 shown in the table above under the caption "364-Day Revolving Credit Agreements" at December 31, 2000 were borrowings under a previous 364-day revolving credit facility that the Company replaced with the 364-Day Facility on March 23, 2001. The Company had not utilized the 364-Day Facility as of December 31, 2001.

The 364-Day Facility and the 2003 Facility provide that the Company and certain of its subsidiaries may borrow for various purposes, including the refinancing of existing debt, the provision of working capital and other general corporate needs, including acquisitions, repurchases of the Company's outstanding common and preferred stock and capital expenditures.

Amounts repaid under these credit facilities may be re-borrowed from time to time prior to the expiration or earlier termination of the facilities. As of December 31, 2001, facility fees were payable at the rates of 0.125% per annum under the 2003 Facility and 0.300% per annum under the 364-Day Facility on the total amounts available under each of these credit facilities.

The obligations under these credit facilities bear interest at floating rates. The floating rates are generally determined by adding the applicable borrowing margin to the interbank rate for the relevant currency and time period. The weighted average interest rate for outstanding borrowings under the 2003 Facility and the Company's 364-day facilities was approximately 4.2% at December 31, 2001 and 7.0% at December 31, 2000.

The 2003 Facility and the 364-Day Facility provide for changes in borrowing margins based on the Company's long-term senior unsecured debt ratings and, in addition, with respect to the 2003 Facility, certain financial criteria. The 2003 Facility and 364-Day Facility, the Euro Notes, the 8.75% Senior Notes and the 6.95% Senior Notes impose limitations on the operations of the Company and certain of its subsidiaries. These limitations include, depending upon the debt in question, financial covenants relating to interest coverage and debt leverage as well as restrictions on the incurrence of additional indebtedness, the creation of liens, sale and leaseback transactions, mergers and acquisitions and certain dispositions of assets. The Company and its subsidiaries were in compliance with these requirements as of December 31, 2001.

Scheduled annual maturities of long-term debt, exclusive of debt discounts, for the five years subsequent to December 31, 2001 are as follows: 2002 - $1,943; 2003 - $9,660; 2004 - $1,762; 2005 - $1,976; 2006 - $177,648; and thereafter - $603,644.

Note 13    Derivatives and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133 which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes. The cumulative effect of adopting SFAS No. 133 was not material to the Company's consolidated financial statements.

The Company is exposed to market risk, such as fluctuations in foreign currency exchange rates and changes in interest rates. To manage the volatility relating to these exposures, the Company enters into various derivative instruments pursuant to its risk management policies. Designation of derivative instruments as hedges is performed on a transaction basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. The Company assesses the initial and ongoing effectiveness of its hedging relationships in accordance with its documented policy. The Company does not purchase, hold or sell derivative financial instruments for trading purposes.

The Company's subsidiaries have foreign currency exchange exposure from buying and selling in currencies other than their functional currencies. The primary purpose of the Company's foreign currency hedging activities is to manage the potential changes in value associated with foreign currency purchases and sales and to fix the amounts receivable or payable on transactions denominated in foreign currencies. At December 31, 2001, the Company was party to foreign currency forward contracts maturing through June 2002, with an aggregate notional amount of approximately $266,902. Such contracts had original maturities of less than twelve months and qualified and were designated as cash flow hedges.

The Company may use the following other derivative instruments from time to time: options, collars and swaps to manage its exposure to fluctuations in interest rates; foreign exchange options to manage exposure due to foreign exchange rates; and interest rate and currency swaps to gain access to additional sources of international financing while limiting foreign exchange exposure and limiting or adjusting interest rate exposure by swapping borrowings in one currency for borrowings denominated in another currency. At December 31, 2001 the Company was not party to any of these types of contracts.

Gains and losses on derivatives qualifying as cash flow hedges are recorded in other comprehensive income (loss), to the extent that such hedges are effective and until the underlying transactions are recognized in earnings, at which time such gains and losses are recognized in the consolidated statement of earnings. Net losses included in other comprehensive income (loss) for the year ended December 31, 2001 were $131 after tax ($210 pre-tax) all of which is expected to be included in interest expense or other income (expense), net, within the next twelve months. The unrealized amounts in other comprehensive income (loss) will fluctuate based on changes in the fair value of open contracts at each reporting period. The Company's practice is to terminate derivative transactions if the underlying asset or liability matures or is sold or terminated, or if the underlying forecasted transaction is no longer deemed to be probable of occurring. Due to highly effective cash flow hedges in 2001, the effect on the Company's consolidated net earnings was not material.

The Company is exposed to credit losses if the counterparties to its outstanding derivative contracts are unable to perform their obligations. However, it does not expect any counterparties to fail to perform as they are major financial institutions with high credit ratings and financial strength. Nevertheless, there is a risk that the Company's exposure to losses arising out of derivative contracts could be material if the counterparties to such agreements fail to perform their obligations.

Note 14    Financial Instruments

The Company is required by accounting principles generally accepted in the United States of America to disclose its estimate of the fair value of material financial instruments, including those recorded as assets or liabilities in its consolidated financial statements and derivative financial instruments. The carrying amounts of current assets and liabilities approximate fair value due to their short-term maturities. The fair value of the Company's 8.75% Senior Notes, 6.95% Senior Notes, Euro Notes and Series A convertible preferred stock are based on quoted market prices. The fair value estimates of the Company's various other debt instruments were derived by evaluating the nature and terms of each instrument, considering prevailing economic and market conditions, and examining the cost of similar debt offered at the balance sheet date. Such estimates are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the Company's estimates. The fair values of the Company's various derivative instruments, which are based on current market rates, generally reflect the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date.

All financial instruments inherently expose the holders to market risk, including changes in currency and interest rates. The Company manages its exposure to these market risks through its regular operating and financing activities and, when it considers appropriate, through the use of derivative financial instruments.

The Company uses derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign exchange rates. The Company does not purchase, hold or sell derivative financial instruments for trading purposes. For further discussion of derivative instruments relating to the implementation of SFAS No. 133 see Note 13.

The carrying amounts and estimated fair values of the Company's material financial instruments at December 31, 2001 and 2000 were as follows:

	2001		2000

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Derivative financial assets:
Foreign currency forward contracts	$523	$523	$—	$253

Derivative financial liabilities:
Foreign currency forward contracts	$210	$210	$—	$—

Financial liabilities:
Debt:
Credit Agreements	$7,539	$7,539	$584,148	$584,148
8.75% Senior Notes	296,001	303,075	—	—
6.95% Senior Notes	298,264	275,229	298,091	257,832
Euro Notes	175,666	156,370	185,145	148,066
Other foreign loans	143,828	142,622	165,114	165,210
Other loans	4,304	4,599	3,801	3,994

Total debt	$925,602	$889,434	$1,236,299	$1,159,250

Series A convertible preferred stock	$1,366,154	$1,132,542	$1,392,373	$849,348

Interest rate collars are used, from time to time, to reduce the Company's exposure to fluctuations in interest rates by limiting fluctuations in the rate of interest the Company pays on a notional amount of debt. At December 31, 2001, the Company was not party to any interest rate collars. At December 31, 2000, the Company was party to an interest rate collar with an aggregate notional amount of approximately $8,000 that matured in June 2001.

The Company uses foreign currency forward contracts to fix the amounts receivable or payable on transactions denominated in foreign currencies. At December 31, 2001, the Company was party to foreign currency forward contracts, maturing through June 2002, with an aggregate notional amount of approximately $266,902. At December 31, 2000, the Company was party to foreign currency forward contracts, maturing through December 2001, with an aggregate notional amount of approximately $13,800.

Unrealized and realized gains and losses on the Company's financial instruments and derivatives were not material to the consolidated financial statements in 2001, 2000 or 1999.

Note 15    Shareholders' Equity

Common Stock

The following is a summary of changes during 2001, 2000 and 1999 in shares of common stock:

	2001	2000	1999

Changes in common stock:
Number of shares, beginning of year	84,352,492	84,135,255	83,806,361
Shares issued for contingent stock	113,950	183,050	246,300
Non-cash compensation	7,926	10,800	13,000
Conversion of preferred stock	139	1,008	5,483
Exercise of stock options	19,997	22,379	64,111

Number of shares issued, end of year	84,494,504	84,352,492	84,135,255

Changes in common stock in treasury:
Number of shares held, beginning of year	706,265	535,356	494,550
Contingent stock forfeited	11,850	21,550	15,400
Purchase of shares during period	—	494,737	251,000
Non-cash compensation	(500)	(60,000)	(50,000)
Profit sharing contribution	—	(285,378)	(175,594)

Number of shares held, end of year	717,615	706,265	535,356

Contingent Stock Plan and Directors Stock Plan

The Company's contingent stock plan provides for the granting to employees of awards to purchase common stock (during the succeeding 60-day period) for less than 100% of fair market value at the date of award. Shares issued under the contingent stock plan ("contingent stock") are restricted as to disposition by the holders for a period of at least three years after award. In the event of termination of employment prior to lapse of the restriction, the shares are subject to an option to repurchase by the Company at the price at which the shares were issued. Such restriction lapses prior to the expiration of the vesting period if certain events occur that affect the existence or control of the Company. The aggregate fair value of contingent stock issued is credited to common stock and additional paid-in capital accounts, and the unamortized portion of the compensation is deducted from shareholders' equity. The excess of fair value over the award price of contingent stock is charged to operations as compensation expense over a three-year period. Such charges amounted to $9,962, $16,015 and $15,679 in 2001, 2000 and 1999, respectively.

Non-cash compensation includes shares issued to non-employee directors in the form of awards under the Company's restricted stock plan for non-employee directors (the "Directors Stock Plan"). The Directors Stock Plan provides for annual grants of shares to non-employee directors, and interim grants of shares to eligible directors elected at other than an annual meeting, at an amount less than 100% of fair value at date of grant, as all or part of the annual retainer fees for non-employee directors. Shares issued under this plan are restricted as to disposition by the holders as long as such holders remain directors of the Company. The excess of fair value over the price at which shares are issued under this plan is charged to operations at the date of such grant. Such charges amounted to $367, $587 and $842 in 2001, 2000 and 1999, respectively. Amortization expense related to the issuance of 60,000 and 50,000 shares in 2000 and 1999, respectively, of the Company's common stock in exchange for certain non-employee consulting services was $1,639, $1,474 and $269, in 2001, 2000 and 1999, respectively. Such shares vest ratably over a three to five year period and are amortized on a straight-line basis.

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

A summary of the changes in shares available for the Contingent Stock Plan and the Directors Stock Plan follows:

	2001	2000	1999

Changes in Contingent Stock Plan shares:
Number of shares available, beginning of year	1,587,050	1,748,550	1,978,450
Shares issued for new awards	(114,450)	(183,050)	(246,300)
Contingent stock forfeited	11,850	21,550	16,400

Number of shares available, end of year	1,484,450	1,587,050	1,748,550

Weighted average per share market value of stock on grant date	$40.44	$48.96	$55.19

Changes in Directors Stock Plan shares:
Number of shares available, beginning of year	64,200	75,000	88,000
Shares issued for new awards	(8,400)	(10,800)	(13,000)

Number of shares available, end of year	55,800	64,200	75,000

Weighted average per share market value of stock on grant date	$44.65	$55.31	$64.88

Redeemable Preferred Stock - Series A Convertible Preferred Stock

The Company's Series A preferred stock is listed on the New York Stock Exchange and is convertible at any time into approximately 0.885 share of common stock for each share of preferred stock. These shares vote with the common stock on an as-converted basis and receive a cash dividend, as declared by the Board of Directors, at an annual rate of $2.00 per share, payable quarterly in arrears. Subject to conditions (which have not been met as of December 31, 2001) set forth in the Company's Certificate of Incorporation, as amended, the Series A preferred stock is redeemable at the option of the Company. Under the Company's Certificate of Incorporation, as amended, the Series A preferred stock is redeemable at the option of the Company on or after March 31, 2003 without regard to these conditions. The Series A preferred stock is also subject to mandatory redemption on March 31, 2018 at $50 per share, plus any accrued and unpaid dividends, to the extent these shares remain outstanding. Because it is subject to mandatory redemption, the Series A convertible preferred stock is classified outside of the shareholders' equity section of the consolidated balance sheets. At its date of issuance, the fair value of the Series A preferred stock exceeded its mandatory redemption amount primarily due to the common stock conversion feature. Accordingly, the book value of the Series A preferred stock is reflected in the consolidated balance sheets at its mandatory redemption value. During 2001, the Company repurchased 524,220 shares of the Company's convertible preferred stock at a cost of approximately $18,754, representing a cost approximately $7,456 below its book value. This excess of book value over the purchase price of the preferred stock was recorded as an increase to additional paid-in-capital.

The following is a summary of changes during 2001, 2000 and 1999 in shares of the Company's Series A preferred stock:

	2001	2000	1999

Changes in preferred stock:
Number of shares issued, beginning of year	28,282,362	36,015,645	36,021,851
Conversion of preferred stock	(158)	(1,146)	(6,206)
Retired	(924,120)	(7,732,137)	—

Number of shares issued, end of year	27,358,084	28,282,362	36,015,645

Changes in preferred stock in treasury:
Number of shares held, beginning of year	434,900	782,400	200,000
Purchase of shares during period	524,220	7,384,637	582,400
Retired	(924,120)	(7,732,137)	—

Number of shares held, end of year	35,000	434,900	782,400

Stock Options

Stock option plans in which certain employees of the Cryovac packaging business particiated were terminated effective March 31, 1998 in connection with the Cryovac Transaction except with respect to options that were still outstanding as of such date. Such options, which were granted at an exercise price equal to their fair market value on the date of grant, have terms of up to ten years and one month from the date of grant. No options have been granted since 1997.

During 2001, 2000 and 1999, 19,997, 22,379 and 64,111 options, respectively, were exercised with an aggregate exercise price of $503, $860 and $2,029, respectively. At December 31, 2001, 2000 and 1999, 371,178, 395,116 and 426,066 options, respectively, to purchase shares of common stock were outstanding at an average per share exercise price of $38.28, $37.66 and $37.83, respectively.

The pro forma effect on earnings and earnings per common share of applying SFAS No. 123 for those options granted to employees prior to termination of the plans were as follows:

	Year Ended December 31,

	2000	1999

Net earnings ascribed to common shareholders:
As reported	$206,366	$141,607
Pro forma(1)	206,191	140,867

Basic earnings per common share:
As reported	$2.47	$1.69
Pro forma(1)	2.46	1.69

Diluted earnings per common share:
As reported	$1.93	$1.68
Pro forma(1)	1.93	1.67

(1)
These pro forma amounts calculated in accordance with SFAS No. 123 may not be indicative of future net earnings or earnings per common share effects.

All options granted prior to the termination of the plan in 1998 had fully vested prior to January 1, 2001; therefore, there is no pro forma effect on earnings and earnings per common share as a result of applying SFAS No. 123 for the year ended December 31, 2001.

The fair value of 1997 option grants, the last year in which options were granted before termination of the plans, after giving effect to adjustments provided for in the Cryovac Transaction, was estimated using the Black-Scholes option pricing model with the following historical weighted average assumptions: dividend yields of 1%; expected volatility of 29%; risk-free interest rates of 6%; and 4 years of expected life.

Based on the above assumptions, the weighted-average fair value of each option granted in 1997 was $10.60 after giving effect to the Cryovac Transaction.

Note 16    Supplementary Cash Flow Information

	2001	2000	1999

Interest payments, net of amounts capitalized	$65,225	$55,384	$48,810
Income tax payments	141,661	176,235	172,980
Non-cash items:
Issuance of shares of common stock to the profit sharing plan	$—	$13,877	$8,823

Note 17    Earnings Per Common Share

In calculating basic and diluted earnings per common share, the weighted average number of common shares assumes the exercise of dilutive stock options in each year as well as the repurchase of preferred stock in each period. Except as noted in the table below, the outstanding preferred stock is not assumed to be converted in the calculation of diluted earnings per common share because the treatment of the preferred stock as the common stock into which it is convertible would be anti-dilutive (i.e., would increase earnings per common share) in those years.

The following table sets forth the reconciliation of the basic and diluted earnings per common share computations for the years ended December 31, 2001, 2000 and 1999 (shares in thousands).

	2001	2000	1999

Basic EPS:
Numerator
Net earnings	$156,697	$225,319	$211,461
Add: Excess of book value over repurchase price of preferred stock	7,456	45,283	1,568
Less: Preferred stock dividends	55,024	64,266	71,422

Net earnings ascribed to common shareholders - basic	$109,129	$206,336	$141,607

Denominator
Weighted average common shares outstanding - basic	83,692	83,672	83,553

Basic earnings per common share	$1.30	$2.47	$1.69

Diluted EPS:
Numerator
Net earnings ascribed to common shareholders - basic	$109,129	$206,336	$141,607
Add: Dividends associated with preferred stock repurchased	302	8,423	916
Less: Excess of book value over repurchase price of preferred stock	7,456	45,283	1,568

Net earnings ascribed to common shareholders - diluted	$101,975	$169,476	$140,955

Denominator
Weighted average common shares outstanding - basic	83,692	83,672	83,553
Effect of assumed exercise of options	—	90	131
Weighted average of preferred stock purchased	208	4,189	444

Weighted average common shares outstanding - diluted	83,900	87,951	84,128

Diluted earnings per common share	$1.22	$1.93	$1.68

Note 18    Commitments and Contingencies

The Company is obligated under the terms of various leases covering many of the facilities that it occupies. The Company accounts for substantially all of its leases as operating leases. Net rental expense was $23,238, $23,497 and $24,667 for 2001, 2000 and 1999, respectively. Estimated future minimum annual rental commitments under noncancelable real property leases are as follows: 2002 - $20,925; 2003 - $15,984; 2004 - $11,290; 2005 - $7,973; 2006 - $5,970; and subsequent years - $9,418.

On March 31, 1998, the Company completed a multi-step transaction (the "Cryovac Transaction"), which brought the Cryovac packaging business and the former Sealed Air Corporation ("old Sealed Air") under the common ownership of the Company. These businesses operate as subsidiaries of the Company, and the Company acts as a holding company. As part of that transaction, the Cryovac packaging business, held by various direct and indirect subsidiaries of the Company, was separated from the remaining businesses of the Company. Such remaining businesses were then contributed to a company now known as W. R. Grace & Co. ("New Grace"), whose shares were distributed to the Company's stockholders. As a result, New Grace became a separate publicly owned company. The Company recapitalized its outstanding shares of common stock into a new common stock and a new convertible preferred stock. A subsidiary of the Company then merged into old Sealed Air, which changed its name to Sealed Air Corporation (US). The agreements pursuant to which the Cryovac Transaction was carried out are referred to below as the "Transaction Agreements."

In connection with the Cryovac Transaction, New Grace and its subsidiaries retained all liabilities arising out of their operations before the Cryovac Transaction, whether accruing or occurring before or after the Cryovac Transaction, other than liabilities arising from or relating to Cryovac's operations. The liabilities retained by New Grace include, among others, liabilities relating to asbestos-containing products previously manufactured or sold by New Grace's subsidiaries prior to the Cryovac Transaction, including its primary U.S. operating subsidiary, W. R. Grace & Co. - Conn., which has operated for decades and has been a subsidiary of New Grace since the Cryovac Transaction. The Transaction Agreements provided that, should any claimant seek to hold the Company, including any of its subsidiaries, responsible for liabilities of New Grace or its subsidiaries, including such asbestos-related liabilities, New Grace and its subsidiaries would indemnify and defend the Company.

Since the beginning of 2000, the Company has been served with a number of lawsuits alleging that, as a result of the Cryovac Transaction, the Company is responsible for alleged asbestos liabilities of New Grace and its subsidiaries, certain of which were also named as co-defendants in some of these actions. These actions include several purported class actions and a number of personal injury lawsuits. Some plaintiffs seek damages for personal injury or wrongful death while others seek medical monitoring, environmental remediation or remedies related to an attic insulation product. Neither old Sealed Air nor Cryovac ever produced or sold any of the asbestos-containing materials that are the subjects of these cases. None of these cases has been resolved through judgment, settlement or otherwise. All such cases have been stayed in connection with New Grace's Chapter 11 bankruptcy proceeding discussed below.

While the allegations in these actions directed to the Company vary, these actions all appear to allege that the transfer of the Cryovac business as part of the Cryovac Transaction was a fraudulent transfer or gave rise to successor liability. Under a theory of successor liability, plaintiffs with claims against New Grace and its subsidiaries may attempt to hold the Company liable for liabilities that arose with respect to activities conducted prior to the Cryovac Transaction by W. R. Grace & Co. - Conn., or other New Grace subsidiaries. A transfer would be a fraudulent transfer if the transferor received less than reasonably equivalent value and the transferor was insolvent or was rendered insolvent by the transfer, was engaged or was about to engage in a business for which its assets constitute unreasonably small capital, or intended to incur or believed that it would incur debts beyond its ability to pay as they mature. A transfer may also be fraudulent if it was made with actual intent to hinder, delay or defraud creditors. If any transfers in connection with the Cryovac Transaction were found by a court to be fraudulent transfers, the Company could be required to return the property or its value to the transferor or could be required to fund certain liabilities of New Grace or its subsidiaries for the benefit of their creditors, including asbestos claimants.

In the Joint Proxy Statement furnished to their respective stockholders in connection with the Cryovac Transaction, both Sealed Air and Grace stated that it was their belief that New Grace and its subsidiaries were adequately capitalized and would be adequately capitalized after the Cryovac Transaction and that none of the transfers contemplated to occur in the Cryovac Transaction would be a fraudulent transfer. They also stated their belief that the Cryovac Transaction complied with other relevant laws. However, if a court applying the relevant legal standards reached conclusions adverse to the Company, such determination could have a materially adverse effect on the Company's consolidated results of operations and financial position.

On April 2, 2001, New Grace and certain of its subsidiaries filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court in the District of Delaware. New Grace stated that the filing was made in response to a sharply increasing number of asbestos claims since 1999.

In connection with its Chapter 11 filing, New Grace filed an application with the Bankruptcy Court seeking to stay, among others, all actions brought against the Company related to alleged asbestos liabilities of New Grace and its subsidiaries or alleging fraudulent transfer claims. The court issued an order dated May 3, 2001, which was modified on January 22, 2002, under which all such filed or pending actions against the Company were stayed and all such future actions are stayed upon filing and service on the Company. No further proceedings involving the Company can occur in the actions that have been stayed except upon further order of the Bankruptcy Court. The Company believes that New Grace's filing for reorganization may provide a single forum in which all such claims might be resolved.

Committees appointed in New Grace's bankruptcy case have sought the court's permission to pursue fraudulent transfer claims against the Company and against Fresenius, as discussed below. The claims against Fresenius are based upon a 1996 transaction between Fresenius and W. R. Grace & Co. - Conn. Fresenius is not affiliated with the Company. In February 2002, the court indicated that the issues of the solvency of Grace following the Fresenius transaction and the solvency of New Grace following the Cryovac Transaction and whether the transferor received reasonably equivalent value in such transactions would be tried on behalf of all creditors of New Grace starting on September 30, 2002 and designated a firm to prosecute that action. The Company believes that the Cryovac Transaction was not a fraudulent transfer and the Company intends to defend its interests vigorously.

During 2001, the Company paid approximately $8,000, unrelated to the asbestos and fraudulent transfer claims described above, which was primarily a result of the Company's guarantee, entered into at the time of the Cryovac Transaction, of certain debt payable by W. R. Grace & Co. - Conn., which filed for reorganization along with New Grace.

In January 2002, the Company filed a declaratory judgment action against Fresenius Medical Care Holdings, Inc., its parent, Fresenius AG, a German company, and certain of its affiliates (collectively, "Fresenius") in New York State court asking the court to resolve a contract dispute between the parties. Fresenius contends that the Company is obligated to indemnify Fresenius for certain liabilities that Fresenius may incur as a result of the 1996 Fresenius transaction mentioned above. Fresenius's contention is based on its interpretation of the agreements between Fresenius and such New Grace subsidiary in connection with the 1996 Fresenius transaction. In February 2002, Fresenius announced that it had accrued a charge of $172,000 for such potential liabilities, which include pre-transaction tax liabilities of New Grace and the costs of defense of litigation arising from New Grace's Chapter 11 filing. The Company believes that it is not responsible to indemnify Fresenius under the 1996 agreements and has filed the action in order to proceed to a resolution of Fresenius's claims. However, if the court were to rule against the Company and if Fresenius were to incur a material liability subject to an indemnification obligation, then the outcome of the action could have a material adverse effect on the Company's consolidated results of operations and financial position. The action is in its early stages, and Fresenius has not yet responded to the complaint.

In view of New Grace's Chapter 11 filing, the Company may receive additional claims asserting that the Company is liable for obligations that New Grace had agreed to retain in the Cryovac Transaction and for which the Company may be contingently liable. To date, no material additional claims have been asserted or threatened against the Company.

Under accounting principles generally accepted in the United States of America, an accrual for a contingent liability is appropriate only if it is probable that a liability has been incurred and if the amount of the liability can be reasonably estimated. The Company does not believe that these conditions have been met with respect to the claims against the Company related to the alleged asbestos liabilities, the fraudulent transfer claims or the Fresenius indemnification matter, all of which are described above. Accordingly, the Company has not made any accrual for these matters as of December 31, 2001.

Final determinations and accountings under the Transaction Agreements with respect to matters pertaining to the Cryovac Transaction had not been completed at the time of New Grace's Chapter 11 filing. The Company expects to file a claim in the bankruptcy proceeding that will include all of the costs and liabilities that it has incurred or may incur that New Grace agreed to retain or that are subject to indemnification by New Grace under the Transaction Agreements, less certain amounts that the Company is responsible for under the Transaction Agreements. Costs and liabilities for which the Company intends to seek indemnification by New Grace will include certain defense costs related to asbestos and fraudulent transfer litigation and the Fresenius claims, the guaranteed debt paid by the Company described above, any recovery by the creditors of New Grace if the Company were not successful in defending against the fraudulent transfer or asbestos claims described above, any recovery by Fresenius if the Company were held liable to indemnify Fresenius and Fresenius were to incur an indemnifiable liability, or any of the other potential claims against the Company mentioned above. The Company expects that its claim will be as an unsecured creditor of New Grace. It is not currently possible to determine the amount of the Company's claim against New Grace or the amount of the Company's recovery, if any, in the bankruptcy proceeding.

Note 19    New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. This new standard also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of."

The Company adopted the provisions of SFAS No. 141 immediately and adopted SFAS No. 142 effective January 1, 2002. Any goodwill and any intangible asset determined to have an indefinite useful life that were acquired in a purchase business combination completed after June 30, 2001 were not amortized, but were evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were amortized through the end of 2001.

In connection with the transitional impairment evaluation, SFAS No. 142 requires the Company to perform an assessment of whether goodwill and other intangible assets are impaired as of January 1, 2002. Because of the uncertainty, necessitated by the extensive effort needed to comply with the adoption of SFAS No. 142, further evaluation is needed to complete the transitional goodwill impairment test provisions of SFAS No. 142. However, the Company believes, based on its preliminary evaluation, that adoption of the new standard should not result in a material transitional impairment charge to the consolidated statement of earnings. The Company is required by this standard to complete the assessment process no later than June 30, 2002 and to record any impairment loss as soon as possible but no later than the end of 2002. Transitional impairment losses, if any, will be recognized as a cumulative effect of a change in accounting principle in the Company's statement of earnings. The Company expects to complete this process as required.

As of December 31, 2001, the Company has unamortized goodwill in the amount of $1,913,000 and unamortized identifiable intangible assets in the amount of approximately $23,474, all of which will be subject to the transition provisions of SFAS Nos. 141 and 142. Amortization expense related to goodwill was $57,005 and $51,776 for years ended December 31, 2001 and 2000, respectively. Beginning January 1, 2002, in accordance with SFAS No. 142, the Company is no longer recording amortization expense related to goodwill. Although goodwill will no longer be systematically amortized, this standard requires that periodic reviews be conducted to assess whether or not the carrying amount of goodwill may be impaired. Such reviews could result in future write-downs of goodwill which would be reflected as a charge against operating income.

In August 2001, the FASB issued SFAS No. 143, "Asset Retirement Obligations" ("SFAS No. 143"), which provides the accounting requirements for retirement obligations associated with tangible long-lived assets. This statement requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company expects to adopt this standard beginning January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's consolidated financial statements.

On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which excludes from the definition of long-lived assets goodwill and other intangibles that are not amortized in accordance with SFAS No. 142. SFAS No. 144 requires that long-lived assets to be disposed of by sale be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also expands the reporting of discontinued operations to include components of an entity that have been or will be disposed of rather than limiting such discontinuance to a segment of a business. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's consolidated financial statements.

Note 20    Interim Financial Information (Unaudited)

(Amounts in thousands, except for per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001
Net sales	$758,272	$761,599	$766,221	$781,390
Gross profit	240,245	242,154	249,604	258,284
Net earnings	34,560	39,264	44,410	38,463
Preferred stock dividends	13,754	13,804	13,804	13,662
Earnings per common share - basic(1)	0.30	0.30	0.40	0.30
Earnings per common share - diluted(1)	0.25	0.30	0.37	0.30
2000
Net sales	$741,464	$756,841	$773,255	$796,154
Gross profit	257,989	253,973	253,434	269,908
Net earnings	54,983	53,831	54,714	61,791
Preferred stock dividends	17,097	17,002	15,991	14,176
Earnings per common share - basic(1)	0.49	0.44	0.57	0.97
Earnings per common share - diluted(1)	0.45	0.44	0.46	0.56
(1)
The sum of the four quarter's earnings per common share may not equal the amounts reported for the full year since each period is calculated separately.

[KPMG LOGO]

Report of Independent Certified Public Accountants

To the Board of Directors and Shareholders
of Sealed Air Corporation

We have audited the accompanying consolidated balance sheets of Sealed Air Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sealed Air Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

KPMG LLP
Short Hills, New Jersey
January 24, 2002

Capital Stock Information

The Company's Common Stock is listed on the New York Stock Exchange (trading symbol: SEE). The adjacent table sets forth the quarterly high and low sales prices of the Common Stock for 2000 and 2001. No dividends were paid on the Common Stock in either year. The Company does not currently intend to begin paying dividends on its Common Stock. As of January 31, 2002 there were approximately 9,592 holders of record of the Company's Common Stock.

Common Stock

2000	High	Low
First Quarter	$61.88	$43.38
Second Quarter	$59.50	$50.63
Third Quarter	$54.75	$43.81
Fourth Quarter	$52.50	$26.38

2001	High	Low
First Quarter	$41.80	$28.80
Second Quarter	$44.80	$30.42
Third Quarter	$41.64	$31.93
Fourth Quarter	$47.10	$35.30

The Company's Series A Convertible Preferred Stock is also listed on the New York Stock Exchange (trading symbol: SEE PrA). The adjacent table sets for the quarterly high and low sales prices for the Series A Preferred Stock for 2000 and 2001. Quarterly dividends of $0.50 per share were paid on the Preferred Stock in each year. As of January 31, 2002 there were approximately 7,823 holders of record of the Preferred Stock.

Preferred Stock

2000	High	Low
First Quarter	$57.94	$43.13
Second Quarter	$56.00	$48.00
Third Quarter	$51.94	$43.50
Fourth Quarter	$50.50	$29.13

2001	High	Low
First Quarter	$42.50	$30.99
Second Quarter	$46.25	$33.83
Third Quarter	$43.70	$34.50
Fourth Quarter	$47.00	$38.00